UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Pharmexa A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Pharmexa A/S
(Name of Person(s) Furnishing Form)

Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Jakob Schmidt
Pharmexa A/S
Kogle Allé 6,
DK-2970 Hørsholm
Denmark
+ (45) 45 16 25 25

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)
Copies to:

Marianne Philip
Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø
Denmark
+ (45) 70 12 12 11

January 9, 2008
(Date Tender Offer/Rights Offering Commenced)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Total: 358
1

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

Exhibit

Number

(1) Rights Offering Prospectus 2008 dated January 9, 2008 first made public on January 9, 2008.

Item 2. Information Legends

The required legend is included on prominent portions of the disclosure documents submitted under Item 1.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2) Company's Interim Report for the nine months ending September 30, 2007, incorporated by reference in Rights Offering Prospectus dated January 9, 2008.

(3) Company's Annual Report for 2006, incorporated by reference in Rights Offering Prospectus dated January 9, 2008.

(4) Company's Annual Report for 2005, incorporated by reference in Rights Offering Prospectus dated January 9, 2008.

(5) Company's Annual Report for 2004, incorporated by reference in Rights Offering Prospectus dated January 9, 2008.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

____
(Signature)

Jakob Schmidt, Chief Executive Officer
(Name and Title)

January 9, 2008
(Date)

4829-4167-5778\1

3

PROSPECTUS 2008



Pharmexa

This page is intentionally left blank


Prospectus 2008

Prospectus Dated January 9, 2008

Pharmexa

(a Danish public limited company, CVR no 14538372)

Offering of a minimum of 10,000,000 New Shares of DKK 5 nominal value and up to a maximum of 69,090,658 New Shares of DKK 5 nominal value at DKK 5 with preemptive rights to Existing Shareholders at the ratio of 5:3

This Prospectus has been prepared in connection with a capital increase comprising an offering (the "Offering") of a minimum of 10,000,000 new shares of DKK 5 nominal value (the "New Shares") and up to a maximum of 69,090,658 New Shares of DKK 5 nominal value in Pharmexa A/S (the "Company") with preemptive rights to Existing Shareholders at the ratio of 5:3.

Prior to the Offering, the Company had 41,454,395 Existing Shares with a nominal value of DKK 5 each and, consequently, a nominal share capital of DKK 207,271,975.

At the extraordinary general meeting held on December 17, 2007, the Company's Board of Directors was authorized to increase the share capital during the period until December 31, 2008, in one or more issues by a nominal value of up to DKK 414,543,950 (82,908,790 Shares of DKK 5 each)

Pursuant to Article 4 of the Company's articles of association, the Board of Directors passed a resolution on January 9, 2008 to increase the Company's share capital. The capital increase totals up to DKK 345,453,290 nominal value (69,090,658 New Shares of DKK 5 each). The capital increase will be effected with preemptive rights to the Existing Shareholders to the effect that each 5 Preemptive Rights will be allocated for each Existing Share held.

On January 18, 2008 at 12.30 noon CET (the "Allocation Time"), any person registered with VP Securities Services (Værdipapircentralen A/S) as a shareholder of the Company (each an "Existing Shareholder") will be allocated 5 preemptive rights (each a "Preemptive Right") for each existing share held (the "Existing Shares"). For every 3 Preemptive Rights, the holder will be entitled to subscribe for one New Share at a price of DKK 5 per New Share (the "Offer Price"), which is below the officially quoted price on January 7, 2008 of DKK 7.75 per Existing Share. Due to the subscription ratio of 5:3 and the number of Existing Shares in the Company prior to the Offering, there will be an excess of 1 Preemptive Right even if all New Shares are subscribed.

The trading period for the Preemptive Rights will commence on January 16, 2008 at 9.00 a.m. CET and close on January 29, at 5.00 p.m. CET. The Subscription Period for the New Shares will commence on January 19, 2008 at 9.00 a.m. CET and close on February 1, 2008 at 5.00 p.m. CET. Preemptive Rights that are not exercised during the Subscription Period will lapse with no value, and a holder of such Preemptive Rights will not be entitled to compensation. Preemptive Rights that have been exercised cannot be revoked or modified. The Preemptive Rights have been approved for trading and official listing on the OMX Nordic Exchange Copenhagen A/S (the "OMX").

H. Lundbeck A/S has made a binding advance undertaking to the Company to buy Subscription Rights and subscribe for New Shares on the basis of such Rights for a total investment of DKK 25 million, corresponding to just less than half of the Minimum Proceeds.

Investors should be aware that an investment in the New Shares may be subject to significant risk.

The Company's capital resources prior to the Offering are sufficient for Pharmexa to finance its planned activities until May 2008.

The Offering has not been underwritten, and no assurance can therefore be given that the Minimum Proceeds will be received so that the Offering can be completed, nor that proceeds will be received which would enable the Company to continue its present strategy. Accordingly, there is a risk that the proceeds received will not be sufficient to provide the funding necessary for Pharmexa A/S to continue as an independent company. This may have a material adverse impact on the prospects of Pharmexa A/S and the price of its shares, and it may cause its Shareholders to suffer losses.

If the Offering is not completed or is completed with gross proceeds of DKK 50 million, equivalent to the Minimum Proceeds, Pharmexa A/S may have to take a number of short-term steps in order to protect its Shareholders' assets, including the implementation of cost-saving initiatives or prioritization of the project portfolio. In addition, Pharmexa A/S will be forced to seek to immediately find a buyer of the Company's Shares or operations, and there can be no assurance that such a sale can be effected within the required short time horizon, or on which terms such a sale can be made. If such a sale cannot be made, or cannot be made on satisfactory terms, the Company would have to suspend its payments or file for bankruptcy, which would have the effect that its Shareholders' investments in the Shares must be considered to be lost.

Investors are requested to read the section "Risk Factors" for a discussion of certain factors that should be considered before deciding whether to subscribe for New Shares in the Offering.

The Company's Existing Shares are listed on the OMX under the symbol DK0015966592.

The New Shares will not be listed on the OMX until after registration of the capital increase with the Danish Commerce and Companies Agency. The New Shares are expected to be admitted to trading and official listing on the OMX on February 6, 2008 under the securities code of the Existing Shares (DK0015966592).

The Preemptive Rights and the New Shares will be delivered by allocation to accounts through the book-entry facilities of VP Securities Services. The New Shares have been accepted for clearance through Euroclear Bank S.A./N.V. as operator of the Euroclear System ("Euroclear") and Clearstream Banking S.A. ("Clearstream").

In connection with the Offering, the Lead Manager may from commencement of the Offering until 30 days after the first day of listing of the New Shares effect transactions which stabilize or maintain the market price of the Preemptive Rights (stabilizing actions regarding the Preemptive Rights will only take place during the trading period for Preemptive Rights), the New Shares and the Existing Shares at levels above those which might otherwise prevail in the open market. The Lead Manager is, however, not obliged to effect any such stabilization. Such transactions, if commenced, may be discontinued at any time. The Lead Manager will act as stabilizing agent.

The Danish-language version of this Prospectus contains certain additional statements required by the OMX for listing purposes in Denmark, including statements by the auditors and the Lead Manager, which are not included in the English-language version of the Prospectus. The Offering comprises a public offering in Denmark and private placements in certain other jurisdictions.

This Prospectus may not be distributed in or otherwise made available, the New Shares may not be offered or sold, directly or indirectly, and the Preemptive Rights may not be exercised or otherwise offered or sold, directly or indirectly, in the United States, Canada, Australia or Japan, unless such distribution, offering, sale or exercise is permitted under applicable laws in the relevant jurisdiction, and the Company and the Lead Manager must receive satisfactory documentation to that effect. This Prospectus may not be distributed or otherwise made available, the New Shares may not be offered or sold, and the Preemptive Rights may not be exercised or otherwise offered or sold in any jurisdiction unless such distribution, such offering, sale or exercise is permitted under applicable laws in the relevant jurisdiction, and the Company and the Lead Manager may require receipt of satisfactory documentation to that effect. Due to such restrictions under applicable laws, the Company expects that some or all investors residing in the United States, Canada, Australia, Japan and other jurisdictions may not have the Prospectus distributed to them and may not be able to exercise the Preemptive Rights and subscribe for the New Shares. Pharmexa makes no offer or solicitation to any person under any circumstances that may be unlawful.

The Preemptive Rights have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws in the United States. Any transfer of Preemptive Rights is not permitted except by offer and sale in accordance with Regulation S under the U.S. Securities Act ("Regulation S").

The New Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws in the United States and are being offered and sold (i) within the United States, if permitted by Rule 801 under the U.S. Securities Act, to existing U.S. shareholders of Pharmexa A/S in reliance on Rule 801 under the U.S. Securities Act; and (ii) outside the United States in offshore transactions in reliance on Regulation S. New Shares acquired pursuant to the Offering are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the existing shares held by the shareholders as of the record date for the Offering were restricted securities.

LEAD MANAGER

Danske Markets

GENERAL INFORMATION

Prospective investors should be aware that an investment in Preemptive Rights or New Shares involves a high degree of risk. In particular, prospective investors should have regard for the considerations described in *"Risk Factors"* in this Prospectus. The Offering has not been underwritten, and no assurance can therefore be given that the Minimum Proceeds will be received so that the Offering can be completed, nor that proceeds will be received which would enable the Company to continue its present strategy. Accordingly, there is a risk that the proceeds received will not be sufficient to provide the funding necessary for Pharmexa A/S to continue as an independent company. This may have a material adverse impact on the prospects of Pharmexa A/S and the price of its Shares, and it may cause its Shareholders to suffer losses.

The Offering includes a public offering in Denmark and private placements in certain other jurisdictions.

The Preemptive Rights have not been and will not be registered under the U.S. Securities Act of 1933 as amended (the "U.S. Securities Act") or any state securities laws in the United States. Any transfer of Preemptive Rights is not permitted except by offer and sale in accordance with Regulation S of the U.S. Securities Act ("Regulation S").

The New Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws in the United States and are being offered and sold (i) within the United States, if permitted by Rule 801 under the U.S. Securities Act, to existing U.S. shareholders of Pharmexa A/S in reliance on Rule 801 under the U.S. Securities Act; and (ii) outside the United States in offshore transactions in reliance on Regulation S. New Shares acquired pursuant to the Offering are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the existing shares held by the shareholders as of the record date for the Offering were restricted securities.

This Prospectus may not be distributed in or otherwise made available, the New Shares may not be offered or sold, directly or indirectly, and the Preemptive Rights may not be exercised or otherwise offered or sold, directly or indirectly, in the United States, Canada, Australia or Japan, unless such distribution, offering, sale or exercise is permitted under applicable laws in the relevant jurisdiction, and the Company and the Lead Manager must receive satisfactory documentation to that effect. This Prospectus may not be distributed to or in any other way be made available, and the New Shares may not be offered or sold and the Preemptive Rights may not be exercised or in any other way, offered or sold in any jurisdiction, unless such distribution, such offering, such sale or such exercise is permitted pursuant to applicable laws and regulations in such jurisdiction, and the Company and the Lead Manager may request to receive satisfactory documentation thereof.

As a result of these restrictions under applicable laws and regulations, Pharmexa A/S expects that some or all investors resident in the United States, Canada, Australia, Japan and other jurisdictions may not be able to exercise their Preemptive Rights and subscribe for the New Shares.

Important Information Relating to This Prospectus

This Prospectus has been prepared in compliance with Danish legislation and regulations, including Consolidated Act no. 1077 of September 4, 2007 on Securities Trading, as amended (the "Danish Securities Trading Act"), Commission Regulation (EC) No. 809/2004 of April 29, 2004, the rules of the OMX and Executive Order no. 1232 of October 22, 2007, issued by the Danish Financial Supervisory Authority in regard to the requirements for prospectuses for securities admitted to trading on a regulated market, and for public offerings of securities in excess of EUR 2,500,000. This Prospectus is subject to Danish law.

This Prospectus has been prepared for the purpose of the Offering.

In connection with the Offering and the listing of the New Shares, this Prospectus has been prepared in a Danish-language and an English-language version. In case of any discrepancies, the Danish language Prospectus shall be the governing text. The Danish Prospectus is the same as this Prospectus except that it contains responsibility statements by our Board of Directors, Executive Management, the Lead Manager and our independent auditors as required by the Danish Financial Supervisory Authority and/or the OMX.

Danske Markets (a division of Danske Bank A/S) ("Danske Markets") is acting as Lead Manager in connection with the Offering and will in this connection receive fees from Pharmexa. In the ordinary course of Danske Markets' business, Danske Markets or certain of its affiliated companies may have provided, and may in future provide, investment banking advice and carry on normal banking business with Pharmexa and any subsidiaries and affiliated companies which Pharmexa A/S may have in the future.

No person is authorized to give any information or to make any representation in connection with the Offering other than as contained in this Prospectus. If given or made, such information or representation must not be relied upon as having been made or authorized by Pharmexa A/S or Danske Markets. Pharmexa A/S and Danske Markets accept no liability for any such information or representation. The information contained in this Prospectus has been provided by Pharmexa A/S and other sources identified herein.

The information in this Prospectus relates to the date marked on the front cover, unless expressly stated otherwise. The distribution of this Prospectus shall not imply that there have been no changes in the affairs of Pharmexa A/S since this date, or that the information contained in this Prospectus is correct as of any time subsequent to the date of this Prospectus.

Any material change relative to the contents of this Prospectus that occurs or is ascertained between the time of approval of this Prospectus and the final completion of the Offering, i.e. until registration with the Danish Commerce and Companies Agency will be published as a supplement to this Prospectus pursuant to applicable laws and regulations.

The Lead Manager does not make any direct or indirect representation and does not assume responsibility for the accuracy and completeness of the information contained in this Prospectus. This should not be considered a recommendation by Pharmexa A/S or the Lead Managers that readers of this Prospectus should subscribe for or purchase the New Shares.

Prospective subscribers or purchasers of the New Shares should make an independent assessment as to whether the information in the Prospectus is relevant, and any subscription or any purchase of the New Shares should be based on the examinations that the prospective subscribers or purchasers may deem necessary.

Investors may not reproduce or distribute this Prospectus, in full or in part, and investors may not communicate any contents of this Prospectus or use any information in this Prospectus for other purposes than the consideration of whether to acquire Preemptive Rights or the New Shares. Investors may solely use this Prospectus in connection with their consideration of whether to acquire the Preemptive Rights and the New Shares described in this Prospectus. Investors accept the above by accepting the receipt of this Prospectus.

This Prospectus may not be forwarded, reproduced or in any other way redistributed by anyone but the Lead Manager and Pharmexa A/S. No representation or warranty, express or implied, has been given by or on behalf of any person as to the accuracy or completeness of information contained in herein.

The delivery of this Prospectus and the marketing of Preemptive Rights or Shares are subject to restrictions in certain jurisdictions. Persons into whose possession this Prospectus may come are required to inform themselves about such restrictions and ensure that they are observed, including any tax and currency restrictions that may be relevant in connection with the Offering. Each investor is advised to investigate through such investor's own advisors the tax consequences of an investment in New Shares. This Prospectus does not constitute an offer or an invitation to purchase or subscribe for Preemptive Rights or New Shares in any jurisdiction in which such offer or invitation would be unlawful.

The Preemptive Rights are and the New Shares may in certain jurisdictions be subject to transferability and resale restrictions. Each purchaser of and subscriber for New Shares will be deemed to have acknowledged, by its purchase of or subscription for New Shares, that the Company and the Lead Manager and their respective affiliates and other persons may rely on the accuracy of the acknowledgements, representations, warranties and agreements set forth herein.

Each prospective purchaser of and subscriber for Preemptive Rights and the New Shares must comply with all applicable laws and regulations in force in any jurisdiction in which it purchases, subscribes, offers or sells the New Shares or possesses or distributes this Prospectus and must obtain any consent, approval or permission required by it for acquiring New Shares.

Notice to Residents of the United States
The Preemptive Rights and the New Shares have not been approved, disapproved or recommended by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other US regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

The Offering is being made for the securities of a company incorporated in Denmark. The Offering is subject to Danish disclosure requirements which are different from those of the United States. Any financial statements included in the document have been prepared in accordance with International Financial Reporting Standards (IFRS), and may not be comparable to financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Pharmexa A/S is located in Denmark and some or all of its officers and directors may be residents of Denmark. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court's judgment.

Notice Regarding the European Economic Area
In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Lead Managers has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of the Preemptive Rights or the New Shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive. With effect from and including the Relevant Implementation Date, an offer of shares may be made to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the past financial year; (ii) a total balance sheet of more than EUR 43,000,000 and (iii) an annual net turnover of more than EUR 50,000,000, as shown in its latest annual or consolidated accounts;

(c) to less than 100 individuals or legal persons per country within the EU/EEA who are not qualified investors (as defined in the Prospectus Directive); or

(d) in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Preemptive Rights or New Shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offering and the New Shares to be offered so as to enable an investor to decide whether to buy or subscribe for shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The term prospectus directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to persons resident in Canada, Australia, Japan and other jurisdictions
The Preemptive Rights and the New Shares have not been approved, disapproved or recommended by any foreign securities commission, nor has any such regulatory authority passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this Prospectus.

Enforceability of Judgments

The Company is a public limited liability company organized under the laws of Denmark. Members of the Management are resident in Denmark or Sweden, and all or a material part of the Company's or such persons' assets are located in these countries. As a result, it may not be possible for investors to effect service of process outside Denmark against the Company or such persons or to enforce against them in courts outside Denmark judgments obtained in courts outside Denmark based upon applicable laws in jurisdictions outside Denmark.

Notice to New Hampshire Residents

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ANNOTATED 1955, AS AMENDED ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT ANY EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY, OR TRANSACTION. IT IS UNLAWFUL TO MAKE, OR CAUSE TO BE MADE, TO ANY PROSPECTIVE PURCHASER, CUSTOMER, OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Forward-Looking Statements

Certain statements made in this Prospectus may include forward-looking statements. These statements relate to the Company's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect the Company's current views and assumptions with respect to future events and are subject to risks and uncertainties. Actual and future results and trends could differ materially from those set forth in such statements. Except for any prospectus supplements which it is required to publish, the Company does not intend, and does not assume any obligation, to update the forward-looking statements included in this Prospectus as of any date subsequent to the date hereof.

Presentation of Figures

The figures stated in this Prospectus may deviate from figures in the financial statements of Pharmexa presented elsewhere due to rounding.

CONTENTS

SUMMARY

This summary should be considered as an introduction to the Prospectus. Any decision to invest in the Preemptive Rights and the New Shares should be made on the basis of the information contained in this Prospectus as a whole. The individuals or legal entities that have prepared the summary or any translation thereof, and that have requested approval thereof, may be subject to civil liability, but only if the summary is misleading, incorrect or inconsistent when read in conjunction with the other parts of the Prospectus. Where a claim relating to information contained in this Prospectus is brought before a court, the investor making such claim might, under the national legislation of the member state where such claim is brought, have to bear the costs of translating the Prospectus before such legal proceedings are initiated.

The summary should be read in conjunction with other parts of this Prospectus and is qualified in its entirety by the more detailed information appearing elsewhere in this Prospectus, including the Company's audited consolidated financial statements for the years ended December 31, 2004, 2005 and 2006 and its reviewed consolidated financial statements for the nine months ended September 30, 2007 with comparative figures for the nine months ended September 30, 2006.

See "Risk Factors" for a discussion of certain special factors that prospective investors are advised to consider in connection with an investment in the Shares. The following information should be read in conjunction with the full text of this Prospectus. Certain terms used in this summary are defined elsewhere in this Prospectus.

OVERVIEW

Pharmexa is a biotech company operating in the field of active immunotherapy. We develop active immunotherapy vaccines for the treatment of serious cancers and chronic and infectious diseases. We have a number of product candidates being tested in clinical studies, including one product candidate in Phase III. We believe that our clinical and preclinical stage product candidates and our technology platform will help us develop drugs that can compete strongly in terms of preventative and therapeutic effect, safety, patient friendliness and production cost.

Our active immunotherapy findings have been published in some of the world's leading scientific journals. We have entered into collaborative arrangements in respect of certain of our product candidates and technologies with leading pharmaceutical and biotech companies, including H. Lundbeck, Genimmune and Bavarian Nordic. We believe that this provides an indication of the commercial potential of these product candidates and technologies. Our work with infectious and cancer diseases has received approval in the form of several major grants from the US National Institutes of Health and the National Cancer Research Institute in the United Kingdom. We have worked in the field of active immunotherapy since the early 1990s, and this experience has given us what we believe is a strong patent position, wide-ranging experience and product candidates and technologies directed at what we think are some of the most promising targets for active immunotherapy.

During 2005 we added to our operations by acquiring GemVax AS in Norway and a significant portion of the assets and activities of Epimmune, Inc. in San Diego, USA. We believe that the combination of Pharmexa, GemVax and Epimmune technologies, patents, know-how and personnel gives us an integrated platform for developing preventative and therapeutic active immunotherapy vaccines to fight some of the most dreaded and debilitating of diseases.

As with other development-stage biotech companies, we have experienced, and expect to continue to experience, losses. We expect these losses to grow as more of our product candidates reach later stages of the clinical trial process and our expenses in connection with project development increase. We cannot assure you that any of our product candidates will be commercially marketed, that any such marketing will be successful, that we will achieve profitability or, if we do achieve profitability, when we may do so. See *"Risk Factors"*.

OUR STRATEGY

We expect active immunotherapy to become an increasingly important therapeutic growth area. Our vision is to be one of the leading biotech companies in the world in the active immunotherapy field, and to achieve substantial therapeutic and commercial successes within the context of the long lead times inherent in our industry.

To further strengthen our position in the active immunotherapy field, we may expand our operations, organically through internal growth, and non-organically through the acquisition of additional assets or businesses.

OUR THERAPEUTIC TARGETS, PRODUCT CANDIDATES AND TECHNOLOGIES

We have targeted our product development efforts against a number of serious cancers and chronic and infectious diseases with a view to maximizing potential therapeutic and commercial returns. We have a number of product candidates in each disease category. We also have a variety of technologies that can be deployed across the range of potential products.

Our Product Candidates
We have built up a product candidate pipeline in cancers, chronic diseases and infectious diseases. All our product candidates are characterized by targeting diseases in which there is a large need for better treatment options.

We set out below further details of certain of our key development-stage products.

GV1001: A Therapeutic Vaccine against Cancer
GV1001 is a peptide vaccine which activates the immune system so that it recognizes and kills cancer cells. GV1001 targets an enzyme called telomerase. Telomerase is seldom found in normal cell types but is over-expressed in most cancer cells. In scientific circles, telomerase activity is considered a key factor in the process whereby cancer cells loose their normal mortality, a common feature for all cancers. GV1001 could therefore theoretically turn out to be a universal cancer vaccine, which is reflected by Pharmexa's broad development program for GV1001.

GV1001 has achieved orphan drug status for the treatment of pancreatic cancer both in Europe and in the United States.

GV1001 in pancreatic cancer – Phase III
Pharmexa has initiated Phase III clinical studies with GV1001 in patients with pancreatic cancer. GV1001 is tested in two large-scale Phase III studies of a total of 1,630 patients called the PrimoVax study and the Telovac study:

The PrimoVax study is sponsored by Pharmexa. The study includes 520 patients with pancreatic cancer, and 67 hospitals in ten European countries and Australia and the United States are enrolling patients for this study. Pharmexa considers the PrimoVax study to be a pivotal study which in case of a satisfactory result can lead to a registration of GV1001 for the treatment of pancreatic cancer in Europe, Australia and the United States in 2009/2010.

In the PrimoVax study, GV1001 is tested side by side with the current standard treatment gemcitabine (Gemzar®), a chemotherapeutic agent approved for the treatment of pancreatic cancer. The patients in the PrimoVax study will be randomly divided into two equal-sized groups:

- 260 patients receiving the standard treatment with gemcitabine chemotherapy; and
- 260 patients receiving GV1001. If/when the condition of these patients deteriorates, treatment with gemcitabine will be added.

Thus the PrimoVax study is in continuation of a previous Phase I/II clinical study with GV1001 which showed that treatment with GV1001 as a monotherapy prolonged patient survival compared to the effect previously seen with gemcitabine. The primary endpoint in the PrimoVax study is survival, and the secondary endpoints include time to progression and safety. Results are expected in the second half 2009.

The Telovac study is a large Phase III study designed and managed by the Pancreas Cancer Sub-Group, a department of the National Cancer Research Institute in the United Kingdom which is co-financing the study. The study includes 1,110 patients and is currently enrolling patients from 31 hospitals in the United Kingdom.

In the Telovac study, GV1001 will be tested together with a combination of the chemotherapeutic agents gemcitabine (Gemzar®) and capecitabine (Xeloda®). 1,110 patients with inoperable pancreatic cancer will be randomly divided into one of the three arms:

- 370 patients will receive gemcitabine and capecitabine chemotherapy in a standard treatment;
- 370 patients will initially be treated with gemcitabine and capecitabine for eight weeks, after which they will be treated with GV1001; and
- 370 patients will be treated with gemcitabine and capecitabine concurrently with GV1001.

The primary endpoint is survival, and the secondary endpoints include time to progression and safety.

The Telovac study will be co-financed by Cancer Research UK (CRUK) and conducted by the CRUK's Liverpool Cancer Trials Unit. Pharmexa will pay for vaccine for the study, along with a number of the costs related to monitoring and data collection. The pharmaceutical company Roche is sponsoring Xeloda® in the study. Results are expected in 2011.

GV1001 in liver cancer – Phase II
The HeptoVax trial is a Phase II, open-label study designed to evaluate the safety and efficacy of GV1001 in advanced hepato-cellular carcinoma ("HCC" or "liver cancer"). The study has enrolled 40 patients from three centers in Spain, France and Germany. Final results from the study are expected in mid-2008.

Program	Target	Research	Preclinical	Phase I	Phase II	Phase III	
CANCER							
GV1001	Pancreatic cancer						1)
GV1001	Liver cancer						
GV1001	Lung cancer						
PX 104.1	Breast cancer						2)
PX 103.2	Breast cancer						3)
INFECTIOUS DISEASES							
EP1090	HIV						
EP1043	HIV						
EP1232	HIV						3)
EP1233	HIV						
EP2210	Hepatitis B						4)
EP2220	Hepatitis C						4)
EP2230	H. Papiloma Virus						4)
EP1300	Malaria						
EP1400	Influenza						
CHRONIC DISEASES							
PX 106	Alzheimers						5)
PX 107	Osteoporosis						

1) GV1001 is tested in pancreatic cancer in two Phase III studies involving a total of 1,630 patients, called the PrimoVax Study and the Telovac study respectively.
2) Recruitment stopped. The Phase II study of our therapeutic vaccine showed positive immunological results, but did not meet the specific targets we had set with respect to reduction of tumors, and the study was consequently stopped.
3) Partnered with Bavarian Nordic
4) Partnered with Genimmune
5) Partnered with H. Lundbeck

The HeptoVax study measures objective tumor response (tumor size and number) and time to progression. Approximately half of the patients with advanced stage liver cancer die within a year and survival benefits in the trial will also be measured.

GV1001 in lung cancer – Phase II

The Rigshospitalet-Radiumhospitalet in Norway has started a Phase II study with GV1001 in non-small cell lung cancer (NSCLC). The study is a so-called investigator-sponsored study designed and managed by the Cancer Clinic at Rigshospitalet-Radiumhospitalet in Oslo, Norway, in collaboration with the St. Olav Hospital in Trondheim, Norway. Pharmexa has agreed to supply GV1001 for the study, which is partly funded by the Research Council of Norway.

The study is an open label exploratory Phase II study in 20 patients with stage IIIA and stage IIIB non-small cell lung cancer.

The primary endpoint in the study is immune response measured by specific T-cell responses and DTH (skin reaction). Secondary endpoints include safety and time to progression.

Results from the study are expected in the first half of 2009.

Pharmexa holds all the rights to GV1001.

PX 104.1: A Therapeutic Vaccine against Breast Cancer – Phase II

In August 2006, Pharmexa announced that it had stopped additional recruitment of patients to a Phase II study of the breast cancer vaccine PX 104.1 since, based on a review of preliminary data, it was unlikely that the study would meet its primary endpoint, objective tumor response, if it was finalized. Six out of the seven patients in total that received the four initial immunizations developed clear antibody titers. The vaccine is thus clearly biologically active and capable of generating a significant immune response to the HER-2 receptor, even in these critically ill breast cancer patients. Pharmexa interprets this result as a validation of the AutoVac™ technology platform. Pharmexa continues to investigate the future potential for PX 104.1.

No serious adverse events related to the vaccine have been reported in the study. The study had therefore at this time met its most important secondary endpoints: immune response and safety.

Pharmexa holds all the rights to PX 104.1.

PX 103.2: A Therapeutic Vaccine against Breast Cancer – Phase I

PX 103.2, also called HER-2 DNA AutoVac™, is a vaccine designed to treat breast cancer by stimulating the immune system to form killer cells to combat cancer cells. A Phase I/II clinical study involving 27 patients was successfully completed in December 2002. HER-2 (Human Epidermal Growth Factor Receptor 2) is a validated cancer target. Approximately 20-30% of women diagnosed with breast cancer over express the HER-2 protein on tumor cells, and this over expression is generally associated with a more aggressive progression of the disease and a poorer prognosis than in HER-2-negative patients. HER-2 is also over expressed in many other types of cancer.

Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, signed an agreement in March 2005 under which BN ImmunoTherapeutics obtained a global non-exclusive license to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN® vector. The agreement includes milestone and royalty payments to Pharmexa. Bavarian Nordic has announced that it has started two phase I studies with the combination of the HER-2 DNA AutoVac™ vaccine and the MVA-BN® vector (in Bavarian Nordic's terminology "MVA-BN® HER2"). Results from these two studies are expected in the first half of 2008.

PX 107: A Therapeutic Vaccine against Bone Disorders

In a number of metabolism-related bone disorders, changes are seen in the concentration of the receptor activator of the NF-kappaB ligand (RANKL). RANKL is an important regulator in bone resorption and a therapeutic target for diseases associated with bone destruction such as osteoporosis, bone metastases, rheumatoid arthritis and metabolism-related bone disorders.

Preclinical studies by us and our collaborative partners suggest that vaccination against the RANKL protein using the AutoVac™ method may be effective in the control of bone loss and inflammation in connection with certain diseases and other conditions. We are in the process of developing PX 107 as a human RANKL AutoVac™ vaccine to be used against bone disorders. The vaccine is intended to inhibit the rate of naturally recurring bone resorption in cases where the rate of natural bone formation has lessened, as in, for example, osteoporosis. The aim is to restore a balance between bone resorption and bone formation so that normal bone density is restored and maintained.

Based on publicly reported data, we understand that Amgen Inc. has achieved proof of concept in humans of RANKL as a target protein for vaccines targeted against bone loss. We understand Amgen Inc. has commenced Phase III studies of a monoclonal antibody (passive immunotherapy) against RANKL. Although these results provide support for our development of an active immunotherapy vaccine directed against RANKL, they are indicative only and we cannot assure you that we will achieve similar results with PX107.

We are continuing the preclinical development of PX107 and are planning clinical trials.

We hold all the rights to PX 107.

PX 106: A Therapeutic Vaccine against Alzheimer's Disease

Since 2000, we have had a research and development collaboration with H. Lundbeck A/S in which Pharmexa's AutoVac™ technology has been used to develop a vaccine as a therapy for Alzheimer's disease. Existing therapies for Alzheimer's disease are currently limited to symptom relief, so there is a great need for new and improved drugs.

Earlier in the collaboration, we obtained proof of concept of the vaccine in animal models. This means that, used on the protein target causing Alzheimer's disease in relevant animal models, the AutoVac™ technology had the desired effect of reducing the development of amyloid plaques in the brains of mice. On the basis of these results, H. Lundbeck started preclinical development of the project, during which time a limited number of AutoVac™ molecules were studied in greater detail with a view to the final selection of a development molecule and back-ups for clinical trials in patients.

H. Lundbeck holds an exclusive global license for PX 106 for the treatment of Alzheimer's disease. Pharmexa A/S will receive milestone payments and royalties on any future sales of the vaccine. H. Lundbeck may unilaterally terminate the agreement without cause. In December 2007, H. Lundbeck and Pharmexa A/S expanded and updated the original license agreement from April 2000.

EP1090, EP1043 + 1090, EP1233 and EP1232 (MV-BN32): Vaccines against HIV

We are currently conducting Phase I trials in connection with several vaccines directed against the HIV virus, either preventatively or therapeutically, which were initially developed through Pharmexa-Epimmune. Several of these trials are currently being funded principally through various divisions of the National Institutes of Health (NIH) in the United States. Based on the results from these studies, we will evaluate how best to fund such further development, including potentially through grants.

REASONS FOR THE OFFERING AND USE OF PROCEEDS

Our capital resources amounted to DKK 79.3 million as of November 30, 2007. Combined with expected revenues from our current collaborative arrangements and awarded public grants, we anticipate that this amount will provide funding for our planned activities until May 2008. We now wish to strengthen our financial position to be able to better develop and commercialize our projects.

Management has set a Minimum Offering of 10,000,000 New Shares at the Offer Price of DKK 5, corresponding to gross proceeds of DKK 50 million and net proceeds of DKK 40.5 million. The reason for this is that the future strategic options of Pharmexa A/S on receiving net proceeds of less than DKK 40.5 million will not change to a degree making it possible to better secure the assets of the shareholders than with the current capital resources in Management's opinion. Consequently, Management considers an offer of less than 10,000,000 New Shares at the Offer Price to be inadvisable. H. Lundbeck has made a binding advance undertaking, if possible, to buy Preemptive Rights and subscribe for New Shares on the basis of such Rights for a total investment of DKK 25 million, corresponding to just less than half of the Minimum Proceeds.

The future situation and strategic options of Pharmexa A/S depend, in large part, on the amount of proceeds Pharmexa A/S will receive in the Offering. Depending on the amount of net proceeds, Management intends to initiate and/or accelerate various measures to best secure the assets of the shareholders.

Regardless of the amount of proceeds received in the Offering, we cannot assure you that the proceeds from the Offering will be sufficient to finance our operations until such time as revenues, if any, from the sale of drugs and royalty income from current and future collaborative agreements render us profitable or that we will ever achieve profitability.

Net proceeds from the Offering	New financial horizon at the current burn-rate*	Use of proceeds
DKK 40.5-100 million	From around September 1, 2008 to around December 31, 2008	Management will initiate specific investigations of the strategic alternatives assessed on an ongoing basis, including the sale of all or part of Pharmexa's activities. Any decision to sell, merge or otherwise change Pharmexa's strategy materially will be based on a thorough evaluation of the options with a view to protecting the assets of the shareholders in the best possible way. Management will be compelled to initiate a number of short-term measures with a view to protecting the assets of the shareholders, including the introduction of cost-saving initiatives and prioritizations in the project portfolio with a view to extending the Company's the financial horizon and thereby the period during which Management can negotiate with potential investors.
DKK 100-300 million	From around January 1, 2009 to around December 31, 2009	If the proceeds are at the lower end of the range of DKK 100 million to 300 million, Management will consider a narrower strategy focused on a few selected projects and/ or limited research efforts with a view to extending the Company's financial horizon. Such strategy would expose the Company significantly to the outcome of a few clinical studies, including the PrimoVax Phase III study. If the proceeds are at the upper end of the range of DKK 100 million to 300 million, Management will to the greatest possible extent seek to continue the current strategy depending on the proceeds received. Pharmexa will continue – irrespective of whether the proceeds are at the lower or upper end of this range – to seek to enter into collaborative agreements in respect of Pharmexa's product candidates and technologies, including in respect of the future commercialization of GV1001.
More than DKK 300 million	Later than January 1, 2010	Where the proceeds are more than DKK 300 million, Management will continue the current strategy, including the current strategy relating to collaborative agreements. In such situation, Pharmexa will be able to continue the development of the Company's current projects up until the end of 2009, including up until publication of the results of the PrimoVax Phase III study expected to be published in the second half of 2009.

* If Pharmexa enters into income-generating agreements during the period, the Company's financial horizon will be extended. The financial horizon will also be extended if the Company takes cost-saving steps and prioritizes its product portfolio.

Moreover, we cannot assure you that the proceeds will be sufficient to meet our working capital requirements until completion of the PrimoVax and Telovac Phase III studies or until any other specific point in time. As a result, with the strategy under which we currently operate and our current plans, it may be necessary for us to meet our capital requirements through additional share issues, borrowings or other appropriate means.

RISK FACTORS

Prospective investors contemplating whether to invest in the Preemptive Rights and the New Shares should carefully consider the information set out in "Risk Factors". The risk factors concerning Pharmexa are divided into the following categories:

- Risks related to our business and industry
- Risks related to government, regulatory and legal risks
- Risks related to the market and the Offering

Shareholders and investors should be aware that the Offering is not underwritten, and therefore there can neither be any assurance that the Minimum Proceeds will be obtained so that the Offering can be completed, nor that gross proceeds will be received that will enable us to continue our present strategy. Accordingly, there is a risk that the proceeds received will not be sufficient to provide the funding necessary for Pharmexa A/S to continue as an independent company. It is expected that our existing capital resources will be sufficient to fund the operation of the Company until May 2008.

If the Offering is not completed or is completed with gross proceeds of DKK 50 million, equivalent to the Minimum Proceeds, Pharmexa A/S may have to implement a number of short-term measures with a view to protecting the assets of Shareholders, including the introduction of cost-saving initiatives or prioritizations in the project portfolio. In addition, Pharmexa A/S will be forced to seek to immediately find a buyer of the Company's Shares or operations, and there can be no assurance that such a sale can be effected within the required short horizon, or on which terms such a sale can be made. If such a sale cannot be effected, or cannot be effected on satisfactory terms, the Company would have to suspend its payments or file for bankruptcy, which would have the effect that the Shareholders' investments in the Shares would be considered to be lost.

If the Offering results in gross proceeds of more than DKK 50 million, but less than DKK 100 million, Pharmexa A/S may also have to implement a number of short-term measures with a view to protecting the assets of Shareholders, including the introduction of cost-saving initiatives and prioritizations in the project portfolio with a view to extending the Company's operating horizon, accelerating discussions with potential collaborative partners for the Company's projects, and exploring any other strategic alternatives available to Pharmexa A/S, including a sale of the Company's Shares or operations. This could have a material adverse effect on the prospects of Pharmexa A/S and the price of its shares, and it may cause its Shareholders to suffer losses.

REDUCTION OF THE SHARE CAPITAL

On November 26, 2007, the Company announced that more than half of the share capital had been lost, and an extraordinary general meeting was convened, which was held on December 17, 2007. Against this background, the OMX transferred the Shares in the Company to its observation list.

At the Company's extraordinary general meeting held on December 17, 2007, a resolution was passed at the proposal of the Board of Directors to reduce the Company's share capital by DKK 207,271,975 to DKK 207,271,975, in order to cover losses, by reducing each of the shares of DKK 10 nominal value issued by the Company to DKK 5 nominal value. The proposal was submitted because the Company had lost more than half of its share capital and for the purpose of adjusting the Company's share capital to the Offering. Hereafter, the Company is no longer subject to the provisions on loss of capital of the Danish Public Companies Act. The Company's Shares are still on the observation list of the OMX.

SUMMARY OF THE OFFERING

See *"Description of the Offering"* for a complete description of the Offering.

The Offering, Subscription Ratio and Allocation of Preemptive Rights

The Offering comprises a minimum of 10,000,000 New Shares of DKK 5 nominal value each and up to a maximum of 69,090,658 New Shares of DKK 5 nominal value each at a price of DKK 5 with preemptive rights to Existing Shareholders at the ratio of 5:3 (meaning that each Existing Share will be allocated 5 Preemptive Rights, and 3 Preemptive Rights will be required to subscribe for one New Share).

Thus, Existing Shareholders will be entitled to and allocated 5 Preemptive Rights for each Existing Share with a nominal value of DKK 5 each held at the Allocation Time. Three Preemptive Rights entitle a holder to subscribe for one New Share upon payment of the Offer Price. No fractional New Shares will be issued.

The allotment free of charge of the Preemptive Rights will be made to the Existing Shareholders who are registered as Shareholders with VP Securities Services on January 18, 2008 at 12.30 p.m. CET. Shares traded after January 15, 2008 will be traded ex Preemptive Rights.

The Preemptive Rights and the New Shares are delivered by allocation to accounts through the book-entry facilities of VP Securities Services.

The Offering has not been underwritten.

Offer Price

The New Shares are offered at DKK 5 per share with a nominal value of DKK 5, free of brokerage.

Offering and Proceeds

The minimum proceeds will total DKK 50 million (estimated net proceeds of DKK 40.5 million) if the minimum number of New Shares is subscribed. The gross proceeds of the Offering will total DKK 345.5 million (estimated net proceeds of DKK 318.3 million), if the maximum number of New Shares is subscribed.

Subscription Period

The period in which the New Shares may be subscribed will commence on January 19, 2008 at 9.00 a.m. CET and close on February 1, 2008 at 5.00 p.m. CET.

See *"Procedure for Exercise of and Dealings in Preemptive Rights and Treatment of Preemptive Rights"* below for a description of the procedure of exercise and subscription.

Trading and Official Listing of Preemptive Rights

The period in which the Preemptive Rights will be admitted to trading and official listing on the OMX will commence on January 16, 2008 at 9.00 a.m. CET and close on January 29, 2008 at 5.00 p.m. CET.

Trading and Official Listing of New Shares

Admission to trading and official listing of the New Shares on the OMX is expected to take place on February 6 2008. ***Shareholders and investors should note that the New Shares will not be admitted to trading and official listing on the OMX under the temporary securities code. The New Shares will be listed on the OMX directly under the existing securities code when the capital increase has been registered with the Danish Commerce and Companies Agency, which is expected to take place on February 5, 2008.***

Securities Identification Codes

The Preemptive Rights will be admitted to trading and official listing on the OMX under the following securities identification code:

Preemptive Rights	DK0060118883
New Shares (temporary code)	DK0060118966

The Shares are listed on the OMX under the permanent securities code DK0015966592.

Payment and Issue of New Shares

Upon exercise of the Preemptive Rights, the holder must pay DKK 5 per New Share subscribed.

Payment for the New Shares shall be made in Danish kroner at the time of subscription, however, not later than on February 1, 2008 at 5.00 p.m. CET, against registration of the New Shares in the transferee's account with VP Securities Services. Payment shall be made to a custody account with the Lead Manager as security for timely repayment to investors, if the Offering is not completed. Holders of Preemptive Rights are required to adhere to the account agreement with their Danish custodian or other financial intermediaries through which they hold Shares. Financial intermediaries through whom a holder may hold Preemptive Rights may require payment by an earlier date.

Subscription of the New Shares may take place during the Subscription Period. Accordingly, during this period the New Shares will be allocated through VP Securities Services by exercise of Preemptive Rights. The New Shares are expected to be issued by the Company and the capital increase to be registered with the Danish Commerce and Companies Agency on February 5, 2008. The Offering may be withdrawn and cancelled by the Company until the capital increase relating to the New Shares has been registered with the Danish Commerce and Companies Agency. See *"Withdrawal of the Offering"*.

Rights Attaching to the New Shares

The New Shares will, when fully paid up and registered with the Danish Commerce and Companies Agency, have the same rights as the Existing Shares.



Expected Timetable of Principal Events

Last day of trading of Existing Shares cum Preemptive Rights:	On January 15 2008
First day of trading of Existing Shares ex Preemptive Rights:	On January 16, 2008
Trading and official listing of Preemptive Rights commences on the OMX:	On January 16, 2008
Allocation Time:	On January 18, 2008 via VP Securities Services
Subscription Period begins:	On January 19, 2008 at 9.00 a.m. CET (the day after the Allocation Time)
Trading and official listing of Preemptive Rights closes on the OMX:	On January 29, 2008 at 5.00 p.m. CET
Subscription Period ends:	On February 1, 2008 at 5. p.m. CET
Publication of the Results of the Offering:	Not later than two banking days after the end of the Subscription Period (expected to be on February 5, 2008)
Completion of the Offering:	The Offering will only be completed if and when the New Shares have been issued and the capital increase has been registered with the Danish Commerce and Companies Agency, which is expected to take place on February 5, 2008.
Admission to trading and official listing of the New Shares expected to commence:	On February 6, 2008

RISK FACTORS

An investment in the New Shares involves risks. You should consider carefully the following risk factors which Management considers material and other information contained in this Offering Circular prior to making any investment decision with respect to the Preemptive Rights or the Offered Shares.

These risks are not the only ones Pharmexa faces. However, they reflect the risk factors which Management considers to be particularly material and relevant to Pharmexa. If any of the following risks occurs, the Company's business, financial position, results of operations and/or future growth prospects could suffer materially. However, additional risks not presently known or that Management currently deems immaterial may also materially impair the Company's business operations and development.

This Prospectus also contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to the risks Pharmexa faces as described below and elsewhere in this Prospectus.

The risk factors below are not listed in any order of priority with regard to significance or probability. It is not possible to quantify the significance to Pharmexa of each individual risk factor as each risk described below may materialize to a greater or lesser degree and have unforeseen consequences.

The description of the risks should be read in conjunction with the full text of this Prospectus.

In relation to risk factors, reference is made in particular to "Risks Relating to the Market and the Offering" below for a description of the risk that the Offering cannot be completed or that the present strategy cannot be pursued.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

There can be no assurance that our product candidates will be accepted in the market. If the product candidates fail to gain acceptance, our business will suffer.
In order for us to achieve profitability, we will, amongst other things, need to develop and commercialize one or more of our immunotherapy product candidates. To do this, the medical community and other constituencies, such as national health care systems and health insurance providers, will need to accept such product candidates for treatment of patients. Moreover, collaboration or other forms of investment from pharmaceutical companies may be an important factor in our ability to develop and commercialize successfully one or more of our product candidates.

No generalized active immunotherapy product, produced either by us or by other parties, has completed the necessary clinical trials or received the relevant regulatory approvals for commercialization or been broadly commercialized. As a result, the medical community has had limited exposure to the concept of active immunotherapy and has not yet given broad acceptance to the concept or to any specific active immunotherapy products. Moreover, pharmaceutical companies have not yet broadly accepted active immunotherapy. If active immunotherapy products do not gain such acceptance, we may encounter difficulties in the development and commercialization of our active immunotherapy product candidates and our business may suffer. For further information, see *"Markets – The Active Immunotherapy Industry Segment"*.

Successful development of our product candidates is uncertain. If we are unable to successfully develop our product candidates, our business will suffer.
All of our product candidates are still in the research or development phase, and no revenues have been generated from their commercial sale. Neither we nor our collaborative partners have completed the development of our product candidates or begun commercial sales of our product candidates. In order for us to achieve profitable operations, we will need to develop successfully one or more of our product candidates. The costs associated with developing a product candidate are greater than the initial research in creating the product candidate.

We cannot assure you that we will ever be able to market or produce commercially successful products. Product candidates that reach the development stage may fail to reach the market for a number of reasons, including:

- lack of demonstration of acceptable clinical trial results;
- ineffectiveness in respect of the targeted condition;
- harmful side effects;
- regulatory denial of marketing approval or denial of a commercially important indicated use;
- uneconomic manufacturing requirements; or
- lack of cost-effectiveness compared to alternative therapies.

For example, we have had to terminate a Phase II clinical study in relation to the treatment of breast cancer patients with HER-2 Protein AutoVac™.

The development of product candidates is subject to risks that the product candidates will be unsuccessful, as well as risks related to the clinical studies and other risks. Although we have tested the therapeutic effect and safety of our technology platforms and drug candidates with different disease targets in numerous animal models and clinical studies, we cannot assure you that these results are indicative of the results of current and future clinical studies in humans.

The development of our current and future product candidates is also subject to several scientific risks of which there are principally two kinds: technology risk and target risk.

Technology risk is the risk that our technology platforms are not themselves therapeutically relevant immunotherapy technologies. Target risk is the risk that the therapeutic target we have chosen (the points of attack in the body) is not relevant, safe, reliable or efficient in treating the disease that we are targeting with a given product candidate.

Technology risks include, amongst other risks:

- ineffectiveness of the product candidate or technology in a clinical setting;
- varying, inconsistent or insufficient immune response to a product candidate in the patient population, resulting in negative or ambiguous data from clinical studies;
- activation of a potentially harmful autoimmune response in patients;
- difficulty in selecting or inability to select an adjuvant for a product candidate;
- a declining immunization effect over time, which may reduce the relevance of the product as a long-term therapy; and
- ineffectiveness or unsuitability of the delivery mechanism.

Target risks include, amongst other risks:

- targets selected by us as current or future immunotherapy targets are ineffective in addressing the relevant disease; and
- unexpected adverse effects of down regulation of the target proteins or peptides or elimination of cells that use these molecules.

Although we seek to manage and contain these risks through extensive safety and efficacy studies, ongoing research, continued optimization of formulations, thorough scientific and commercial review of the targets used, and monitoring of comparable clinical studies in other companies, we cannot assure you that we will be able to manage or contain these risks effectively, if at all.

In addition to the scientific risks inherent in the development of a product candidate, the development of our product candidates is subject to the risk that preclinical and clinical studies will be unable to demonstrate sufficiently that any of our product candidates is safe and effective for use in humans for the relevant target indications. If we are unable to demonstrate such safety and efficacy of a product candidate through clinical studies, we will be unable to market the product candidate commercially. Moreover, the development of product candidates is subject to many other risks, including, amongst others:

- unplanned expenditures in product development;
- election by our collaborative partners not to pursue product development; and
- other unexpected difficulties with product development.

If a significant portion of our development activities is not completed and the required regulatory approvals are not obtained, our business may suffer.

Even if we succeed in product development, we may be unable successfully to commercialize our product candidates and our business will suffer.

Even if we succeed in developing product candidates for market, we may be unable successfully to commercialize our product candidates. In particular, our product may not be able to compete successfully with existing or emerging products in the market, it may not gain acceptance or it may be ineffectively marketed by us or our collaborative partners. Moreover, we may be unable to arrange for the marketing or manufacture of our products on a sufficient scale. If we are unable to commercialize our products, our business will suffer. No assurance can be given that the commercialization of any one of our product candidates will generate a particular income stream, if any income at all.

We have never achieved profitability, and we expect our losses to continue. There can be no assurance as to how long we will continue to incur losses or be able to finance them.

We have never achieved profitability. We have incurred operating losses and these losses will continue. Our losses have resulted principally from:

- limited operating revenue being generated since we began our operations;
- research, development, clinical studies and manufacturing costs relating to the development of our active immunotherapy product candidates, including increases in these costs as a result of our acquisitions of new technologies through GemVax and Pharmexa-Epimmune; and
- administrative expenses related to our operations.

We intend to continue to make significant investments in:

- development stage activities, including preclinical and clinical studies;
- research activities;
- establishing new collaborations; and
- new technologies.

We may also incur losses as the result of non-organic growth if and when appropriate opportunities to acquire new businesses, technologies or other assets arise.

We do not know when or if we or our present or future collaborative partners will complete any pending or future product candidate development efforts, receive any regulatory approvals or commercialize successfully any approved products. We may continue to incur substantial operating losses even if our revenues increase. As a result, we cannot predict the extent of future losses or the time required for us to achieve profitability, if we are able to do so at all.

We need continued additional funding to maintain our operations at a sufficiently large size. If we are unable to obtain such funding, we may be unable to continue the development of our candidates or our potential growth and our business may suffer.

We believe that it is important for us to invest substantially in the development of the product candidates that we select. As a result, we will continue to expend substantial resources for development, including the costs associated with our clinical studies, which include the cost of manufacturing by third-party contract manufacturing organizations (CMOs) and the cost of conducting the trials through third-party contract research organizations (CROs). Our future liquidity and capital requirements will depend on:

- the size and complexity of our research and development programs;
- the scope and results of our preclinical testing and clinical trials;
- the retention of existing and establishment of future collaborations;
- continued scientific progress in our research and development programs;
- the time and expense involved in seeking regulatory approvals;
- competing technologies and market developments;
- the time and expense involved in filing and prosecuting patent applications and enforcing patents and other proprietary rights; and
- the cost of commercializing activities and arrangements.

There is a risk that our existing available cash resources, income from existing agreements and awarded grants, together with the net proceeds from the Offering will not be sufficient to complete the development of our product candidates. If this occurs, or if we identify additional opportunities that we wish to pursue, we may be required to attempt to raise additional funds either by seeking additional income from new grants or collaborative agreements, if available, or through the issuance and sale of additional equity shares in the Company. If we are unable to do so, or if such fund-raising takes longer than anticipated, we may have to delay, reduce or eliminate research programs and preclinical and clinical studies, and our business will suffer.

We operate from two geographically distant locations and, if we do not meet the challenges presented by our geographic breadth, the development of our product candidates or potential growth of our business may suffer.

During 2005, we acquired GemVax and, through Pharmexa-Epimmune, a substantial portion of the assets and business of Epimmune, Inc. As a result of these acquisitions, we now operate from locations in both Copenhagen, Denmark, and in San Diego in the United States. We strive for our Copenhagen and San Diego locations to operate on a seamless basis, with research and development activities shared across geographical boundaries in an effort to take full advantage of the various areas of expertise in our two locations. However, because of the challenges presented by the broad geographic spread of our two locations, including a nine-hour time difference and physical distance between employees, we may not be able fully to utilize these strengths; if we are unable to do so, the development of our product candidates or the potential growth of our business may suffer.

Clinical studies will need to be conducted for products. These studies are expensive and time-consuming, and their outcome is subject to uncertainty.

Product candidates must be demonstrated to be safe and effective for use in humans for the relevant target indications. If we are unable to demonstrate such safety and efficacy of a product candidate, through preclinical and "adequate and well-controlled" clinical trials, we will be unable to obtain approval to market commercially the product candidate. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time and the costs of the trial may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and can often take several years. They also depend on the input of third-parties over whom we have no control, including investigators, CMOs and CROs. They also require substantial in-house attention to coordinate the operations of clinical studies. In particular, Phase III studies, can require substantial time, attention and resources.

In order to conduct clinical trials, we rely on CROs to coordinate and run our clinical trials. The studies can range from small studies at the Phase I level to large and complex Phase III studies. For more information on clinical studies, see *"Our Business – The Research and Development Process"*. We enter into detailed contractual arrangements with CROs in connection with the conduct of clinical studies to help ensure that the studies will be conducted in accordance with our expectations. However, CROs may not meet their obligations under the contractual arrangements or may otherwise manage inadequately the clinical trials of our product candidates. If this were to occur, we could encounter delays in clinical studies and the development of our product candidates.

Moreover, as a result of the complexity of the clinical study process, other delays or disruptions may occur in the clinical study process. Clinical studies may be affected or delayed by many factors, including:

- inability to manufacture sufficient quantities of qualified cGMP materials for clinical studies;
- slower than expected rates of patient recruitment;
- the need or desire to modify the manufacturing process;
- modification of clinical protocols;
- delays, suspension or termination of clinical trials as a result of actions by the institutional review board responsible for overseeing the clinical studies at a particular site;
- inability to observe patients adequately after treatment;
- changes in regulatory requirements for clinical trials;
- unforeseen safety issues;
- the introduction of new "standards of care", which may require us to delay, suspend, abort or revise a clinical study in order to satisfy ethical and regulatory requirements; and
- government or regulatory delays.

If we experience such delays or disruptions, our business may suffer. For example, we have had to terminate a Phase II clinical study in relation to the treatment of breast cancer patients with HER-2 Protein AutoVac™ in 2006.

We have incurred, and expect to continue to incur significant and increasing expenses in connection with clinical studies. If we suffer delays, or are required to engage in additional or more complex studies than initially planned, the costs of clinical studies for our product candidates may increase. If this occurs, we may be forced to seek additional funds, reprioritize our pipeline or take other steps, and our business may suffer.

Success in early clinical studies may not be indicative of results obtained in later clinical studies.

As with all drugs, the results from preclinical studies are not necessarily indicative of results that will be obtained in human clinical studies, and results in early human clinical studies may not necessarily be predictive of results obtained after large-scale, controlled, multi-centre studies. We cannot assure you that our clinical studies will demonstrate the safety and efficacy profile required to obtain regulatory approvals or that they will result in the development of marketable products.

Moreover, clinical trials are subject to design flaws and may not be structured in an appropriate way to demonstrate adequately the safety or efficacy of the product candidate. For example, the parameters of the study may be designed in a way that measures an effect that is not clinically relevant, or regulatory requirements may require us to design product candidate clinical studies to provide test subjects with other treatments, which may decrease the ability of the study to demonstrate the efficacy of the product candidate.

If we obtain clinical study results that are less positive than expected, we may be required to conduct additional clinical studies. We may also decide to abandon a product candidate or a particular indication if such clinical studies are inconclusive. If we experience such delays or decide to abandon a product candidate or particular indication, our business may suffer.

We have limited manufacturing capabilities and rely on contract manufacturing organizations to manufacture our products for clinical studies or for commercial marketing. If we are unable to obtain access to manufacturing capabilities sufficient to manufacture adequate quantities of products to meet demand on reasonable terms, our business may suffer.

In order to conduct clinical trials, our active immunotherapy product candidates must be manufactured in the required quantities and at acceptable costs. We do not currently have the facilities to manufacture such quantities and do not currently plan to develop any such facilities. We have outsourced, and expect to continue to outsource the manufacturing of product candidates for clinical studies to CMOs. We therefore rely on the CMOs to provide the required product candidates. If the CMOs are unable to do so, whether as a result of error, failure to meet regulatory requirements for cGMP regulations of European, U.S. or other jurisdictions or otherwise, we may be forced to delay or suspend one or more clinical studies, and we may be required to enter into arrangements with another CMO, which we may not be able to obtain on commercially attractive terms.

We have in the past been required to dispose of a product candidate manufactured by CMOs for clinical studies that was incorrectly produced. Although we were able, in that case, to obtain reimbursement of the costs from the CMO concerned, we cannot assure you that we will be able to do so in the future if we encounter such difficulty again. Such delays or new arrangements would cause our costs to be greater than projected.

We will face similar risks if we commercialize one or more of our product candidates and use the services of a CMO. In such cases, we will be required to have even larger quantities of such product or products produced. We may, as a result, face even greater risks in respect of product-manufacturing.

We rely on our collaborative partners to develop successfully certain product candidates, so that we receive the benefits of our collaborative agreements and do not suffer reputational, financial or other harms.

We have entered into arrangements with several collaborative partners in connection with the development of certain of our active immunotherapy product candidates and may, in the future, enter into other collaborative arrangements in respect of our product candidates. The successful development and commercialization of these product candidates is and will continue to be dependant, in large part, on the actions of our collaborative partners, which are outside of our control. The failure of our collaborative partners to act in accordance with their respective obligations under our collaborative arrangements could have a material adverse effect on our business. We currently, or in the future, may rely on our partners to:

- access proprietary technology for the development of product candidates;
- access skills and information that we do not possess;
- fund our research and development activities;
- manufacture products;
- fund and conduct preclinical testing and clinical trials;
- seek and obtain approvals for product candidates; or
- commercialize and market future products.

Our dependence on our collaborative partners subjects us to a number of risks, including:

- our collaborative partners have significant discretion regarding whether to pursue planned activities and may not pursue development of product candidates in the time or manner in which we would prefer;
- we cannot control the quantity and nature of the resources our collaborative partners may devote to product candidates;
- our collaborative partners may not develop products generated using our technology as expected; and
- changes in a collaborative partner's business strategy may adversely affect that collaborative partner's willingness or ability to continue to pursue the product candidates in respect of which we have entered into collaborative arrangements.

If any of these risks materializes, we may not realize the contemplated benefits of our collaborative arrangements and our business or our reputation may suffer. For more information about our collaborative arrangements, see *"Our Business – Our Collaborative Arrangements"*.

Our existing collaborative arrangements may be terminated, and we may not be able to establish additional collaborations.

We actively seek to enter into collaborative arrangements in connection with our product candidates. Certain of our collaborative agreements give the other party the right to unilaterally terminate the agreement without cause. Our ability to continue our current collaborations and to enter into additional collaborations is dependent, in large part, on our ability to demonstrate successfully that our active immunotherapy technologies provide an effective and attractive option. Existing or potential collaborative partners may pursue alternative technologies, including those of our competitors, or enter into other transactions that could make a collaboration with us less attractive to them. For example, if an existing collaborative partner purchases or is purchased by one of our competitors, that company could be less willing to continue its collaboration with us. In addition, a company that has a strategy of purchasing companies rather than entering into collaborative arrangements might have less incentive to enter into a collaborative arrangement with us. Moreover, disputes may arise in respect of the ownership of rights to any technology or products developed with any current or future partner. Lengthy negotiations with potential new partners or disagreements between us and our partners may lead to delays in or termination of the research, development or commercialization of product candidates. If a significant number of our existing partnerships are terminated, and we cannot replace them, we may be required to increase our internal product development and commercialization efforts, which could impact our product candidate pipeline and require us to re-evaluate the prioritization of our product candidates. Any of the above could cause our business to suffer.

The market for drugs is highly competitive, and if we are unable to compete effectively, our business could suffer.

The market for drugs is highly competitive. We compete, or may in the future, compete with other businesses in the active immunotherapy field and with businesses that prepare other forms of pharmaceuticals that target the same diseases that our product candidates target. We currently compete with these entities for grants, for collaborations with other companies, including large pharmaceutical companies and for resources, including clinical study sites, healthy volunteers and patients for the studies. In the future, if we are able to take any of our product candidates to market, we will also compete with them for market share.

Our competitors may have more resources than those available to us or have more experience than we do. They may also be working with therapies that have gained a broader acceptance, and therefore have an advantage in competing for resources. As a result, we may be unable to compete effectively with our competitors. If we are unable to do so, our business will suffer.

We currently have only modest sales or marketing capabilities. If we are unable to develop adequate sales and marketing capabilities, we may be unable to commercialize directly our active immunotherapy products.

We currently have only modest sales, marketing or distribution capabilities. We may therefore have to enter into arrangements with third parties to market and sell certain of our products. We may not be able to enter into marketing and sales arrangements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales arrangements with other companies, our revenues, if any, will depend on the terms of any such arrangements and the efforts of others. These efforts may not be successful. We may choose to market certain of our active immunotherapy candidates directly through our own sales and marketing force. To do so, we will have to develop a sales and marketing organization and establish distribution capability. Developing a sales and marketing force would be expensive and time consuming and could delay a product launch. If we choose to market any of our active immunotherapy products directly, but are unable to implement successfully a marketing and sales force, our business will suffer.

The successful commercialization of our active immunotherapy products will depend on obtaining coverage and reimbursement for use of these products from governmental healthcare programs and/or third-party payers.

Sales of pharmaceutical products largely depend on the reimbursement of patients' medical expenses by governmental healthcare programs and private health insurers. Without the financial support of governments or third-party payers, the market for products employing our active immunotherapy technologies will be limited. If one or more of our product candidates is brought to market, we cannot assure you that governments or third-party payers will reimburse sales of products employing our active immunotherapy technologies, or enable us or our license partners to sell them at profitable prices.

Governments and third-party payers control health care costs by limiting both coverage and the level of reimbursement for new health care products. In the future, governments may institute price controls and further limits on spending. Internationally, medical reimbursement systems vary with differing degrees of regulation. Pricing controls and reimbursement limitations could affect the payments we receive from sales of products employing our active immunotherapy technology. Third-party payers are increasingly challenging the price and examining the cost effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare products. We may need to conduct postmarketing studies in order to demonstrate the cost-effectiveness of our products. Such studies may require us to use a significant amount of our resources. Our project candidates may not be considered cost-effective. This could harm our ability and the ability of our partners to sell products employing our active immunotherapy technologies in commercially acceptable quantities at profitable prices.

We may face difficulty attracting and retaining qualified personnel, and if we fail to attract and retain such personnel, our business may suffer.

We are leanly staffed and have a number of key personnel. We are highly dependent on our management and scientific staff, the loss of whose services could adversely affect the achievement of our planned development objectives. Although we have no present plans to do so, we may need to hire additional personnel with expertise in clinical testing, government regulation, manufacturing and marketing. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotech and pharmaceutical companies, universities and non-profit research institutions. Although we believe we will be successful in attracting and retaining suitably qualified scientific personnel, there can be no assurance that we will be able to attract and retain such personnel on acceptable terms given the competition for experienced employees from numerous pharmaceutical and chemical companies, specialized biotech companies, universities and other research institutions.

We depend on our own proprietary rights and on patents and proprietary rights licensed from third parties. If we or our licensors cannot adequately protect our own proprietary rights or proprietary rights licensed from third parties, our business will suffer.
Our success depends in part on our ability to:

- protect and preserve our own and our current and future collaborative partners' know-how and trade secrets;
- apply for, obtain, maintain and enforce our patents;
- ensure we have freedom to operate without infringing third party intellectual property rights;
- license from third parties appropriate technology;
- collaborate with and outlicense to suitable partners.

We will only be able to protect our proprietary intellectual property rights from third-party unauthorized use if we are able to ensure that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as know-how and trade secrets.

We seek to protect our proprietary position by filing patent applications covering Pharmexa's products and its technologies. We generally apply for patents in the EU, Canada, Japan, the U.S. and Australia. There can, however, be no assurance that patents will issue from any of these applications that any patent will be approved on technology arising from additional research, or that patents that may be approved from such applications will be valid or will offer sufficient protection to us. Competitors may have filed applications for, or may have received patents and may obtain additional patents and proprietary rights relating to compounds, products or technologies that block out or compete with those being developed by us. The patent position of biotech companies involves complex legal and factual questions and the issues are complex. Accordingly, enforceability cannot be predicted with certainty. Patents, even if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from third parties may not provide adequate protection from competitors. It is also the case that our own patents may not provide us with proprietary protection or competitive advantages against competitors who have similar technology. The laws of other countries may not protect our intellectual property rights to the same extent as the laws of the United States or European countries.

Although we internally evaluate each particular target based on external counsel's advice and believe that we have freedom to operate, we have not obtained a third party opinion regarding our freedom to operate in terms of patents.

We also rely on trade secrets and proprietary know-how. We seek protection, in part, through confidentiality clauses in agreements and non-disclosure agreements with third parties. No assurance can be given that the obligation to maintain the confidentiality of our trade secrets and proprietary know-how will not be breached by our employees, consultants, advisors, or other relevant third parties or that our trade secrets or proprietary know-how will not become known or be independently developed by competitors in a manner providing us with no practical possibility of claiming damages from the parties involved.

We also employ various trademarks such as PADRE, Pharmexa, Autovax, AutoVac, Pharmaccines for Life, Epimmune and a wheel logo (device mark). We have obtained and/or applied for European Union and/or United States national trademark protection for these trademarks as well as protection in a number of other countries. The applications may not be granted within the scope of cover applied for or at all. We may not be able to obtain global protection in territories that we consider to be of significant importance to us. Our trademarks could also be challenged by others. There are currently no pending oppositions in respect of the Company's trademarks; however, we have challenged the registration of "Pharmexon" in France, "Pharmexin" in Greece, "Pharmaxis" in the United Kingdom and "Attavac" in Belgium, Luxembourg and the Netherlands. These challenges are all pending.

If the validity of our own proprietary rights or of patents and other proprietary rights licensed by us from third parties is challenged, our business may suffer.
Our commercial success depends on our ability to operate without infringing the patents and other proprietary rights of third parties. We cannot assure you that our patents and/or other proprietary rights will not be challenged, invalidated or circumvented, that they do not infringe the patents or other proprietary rights of third parties, or that the rights granted will provide proprietary protection or commercial advantages to us. In the event of such determination of infringement, we and our collaborative partners may be prevented from pursing research, development or commercialization of products in breach thereof or may be required to obtain licenses to such patents or other proprietary rights or to develop or obtain alternative technologies. There can be no assurance that we or our collaborative partners will be able to obtain alternative technologies or any required license on commercially reasonable terms or at all. If such li-

censes or alternative technologies are not obtained, we may be delayed or prevented from pursuing the development of certain of our potential products, which could have a material adverse effect on our business, financial situation and results of operations.

The prosecution and defense of intellectual property court proceedings involve complex legal and factual questions. Such proceedings are costly and time-consuming and as with any litigation, their outcome is uncertain. In addition, we could incur substantial costs in defending ourselves from proceedings instigated against us or in suits in which we assert our patents against others. To determine the priority of inventions, we may also have to participate in interference proceedings instigated by third parties, which could result in substantial costs for us. The substantial expense of being involved in litigation relates not only to the cost, but also the efforts of our technical and management personnel being diverted. Adverse decisions will mean that we may face significant liabilities or be forced to attempt to seek licenses, which may not be on commercially reasonable terms, or at all. This could have a material adverse effect on our business, financial condition and results of operations.

GlaxoSmithKline (GSK) has filed an opposition against Pharmexa's European patent 1 117 421. This patent covers, amongst other things, certain compositions for nucleic acid vaccine, live vaccine and viral vaccine utilizing the DNA AutoVac™ principles. The opposed patent specifically relates to certain variants of HER-2. GSK's opposition has not addressed any subject matter relating to HER-2. The opposition will therefore most likely not affect the HER-2 product as the HER-2 product specific claims have not been challenged. The opposition focuses on the broad claims of the patent covering CTL induction which we do not need in order to protect the HER-2 product. A written response to the opposition was filed by Pharmexa on April 3, 2006 and later GSK has filed a further set of written submissions. The European Patent Office, EPO, has subsequently summoned the parties to oral proceedings to be held on February 20, 2008, where a preliminary decision will be made. The decision may be appealed. Thus, a final decision in respect of this opposition is not expected to be made in the near term, although we hope for a determination in three to five years. The specific HER-2 molecules used in the HER-2 Protein AutoVac™ vaccine which we had been testing in the terminated Phase II clinical studies, are covered by independent, subsequent patent applications. If Pharmexa's European patent 1 117 421 is revoked, all of the 24 national validation patents will be void and Pharmexa would then lose the exclusivity of commercial exploitation otherwise resulting from the patent.

GemVax's European patent 1 093 381, which relates, *inter alia*, to the therapeutic use of the GV1001 vaccine, has been subject to opposition and appeal proceedings before the European Patent Office. At the final hearing in the appeal proceedings held on August 30, 2007, the Board of Appeal of the European Patent Office maintained GemVax's patent in amended form, meaning that the claims continue to cover the GV1001 vaccine. Thus, GemVax has retained the exclusivity of commercial exploitation of the GV1001 vaccine in Europe.

ELAN and Wyeth have opposed Pharmexa's European patent 1 420 815, which is part of the abeta patent family which is licensed to Lundbeck. The patent does not cover any of the activities currently undertaken in any of the projects covered in the collaboration between Pharmexa and Lundbeck. If a negative outcome is received, it is unlikely to have any effect on the current activities of Pharmexa or Lundbeck. The patent being opposed is a narrow patent in the abeta field and unlikely to ever be used to support Pharmexa's or Lundbeck's commercial purposes. A final decision is expected within three to five years.

For further information about our patents, see *"Patents and Other Intellectual Property Rights"*.

Competitors or other third parties may have patents or other rights that could prevent us from making, developing, using or selling active immunotherapy vaccines for particular targets.

Our commercial success depends significantly on our ability to operate without infringing the patents and other intellectual property rights of third parties.

With respect to third party rights, we are not aware of any patents or patent applications that could constitute blocking rights to Pharmexa's, Pharmexa-Epimmune's or GemVax's utilization of active immunotherapy and the AutoVac™ and peptide vaccine approaches in particular, whereas there may exist patents and other intellectual property rights that could block our utilizing active immunotherapy in the context of certain, specified, target molecules.

We are aware of a number of third-party applications that, if granted/issued with claims as currently pending, may cover our current or planned activities. In a decision dated June 13, 2006, the European Patent Office (EPO) decided in a first instance decision in favor of Pharmexa's request to invalidate three claims in Geron's European patent (EP841396) relating to peptide vaccines against telomerase. Geron and Pharmexa have both appealed this decision, which is still in the written submission phase. A final decision is not expected until the end of 2008 or early 2009. If the decision were reversed on appeal, GemVax might be unable to make commercial use of peptide vaccines against telomerase unless the parties enter into a license agreement. In addition, an abeta patent application filed by Neuralab (an Elan subsidiary) may cover our planned activities relating to the abeta project because the claims, as currently drafted, are very wide and broad. There is a risk that some of these broad claims may proceed to grant. However, no patents have been issued yet that could reasonably be expected to affect any of Pharmexa's activities.

Even if our platform technology and method of application is free from any third party competition or claims, when a specific antigen is targeted, third parties may claim that their patents or proprietary intellectual property are being infringed. If the production or commercial use of our vaccine products meet all of the requirements of any of the claims in the third party patents and applications mentioned above, we may need to obtain a license to one or more of these patents or applications. We cannot assure you that we will be able to acquire such a license, on commercially reasonable terms, if at all.

If we are unable to obtain licenses that we believe are necessary to conduct our business on commercially reasonable terms, our business may suffer.

We seek to obtain licenses to patents and patent applications when, in our judgment, such licenses are necessary to conduct our business. If any licenses are required, there can be no assurance that we will be able to obtain such license on commercially reasonable or favorable terms, if at all. If such licenses are not obtained, we might be prevented from using certain of our technologies for the generation of our active immunotherapy vaccines for particular targets. Our failure to obtain a license to any technology that we require may have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that our products and/or actions in developing or selling our active immunotherapy vaccines will not infringe such patents. Moreover, our owned or licensed proprietary rights may not prevent others from developing competitive products using our technology or other technologies. Similarly, others may obtain patents that could limit our ability and the ability of our licensees to use, import, manufacture, market or sell products or impair our competitive position and the competitive position of our licensees.

If our license agreements violate applicable competition provisions, some terms of our key agreements may be unenforceable.

Certain license agreements that we have entered into, or may enter into, will grant or may grant exclusive licenses of patents, patent applications and know-how and, therefore, may be found to be restrictive of competition under Article 81(1) of the Treaty of Rome. Article 81(1) prohibits agreements which restrict competition within the European Community and affect trade between member states. We determine on an agreement-by-agreement basis whether an existing exemption from the application of Article 81(1) applies to the agreement. If an exemption is not applicable, provisions of any agreement which are restrictive of competition under Article 81(1), including those relating to the exclusivity of rights, may be unenforceable and we could lose the benefit of the rights granted under the provision and may be ordered to pay fines or damages to third parties.

We may face claims related to the use or misuse of products employing our active immunotherapy technologies, which may cause our business to suffer.

Our business exposes us to potential product liability risks which are inherent in research and development, preclinical and clinical testing, manufacturing, marketing and use of active immunotherapy products. Product liability claims may be expensive to defend and may result in judgments against us which are potentially punitive. It is generally necessary for us to secure certain levels of insurance as a condition for the conduct of clinical studies. Coverage varies from study to study and from country to country, depending on the product, relevant regulations and other factors. Although we believe that our insurance cover is adequate, we cannot be certain that the insurance policies will be sufficient to cover all claims that may be made against us. Product liability insurance is expensive, difficult to obtain and may not be available in the future on acceptable terms. Any claims against us, regardless of their merit, could cause our business to suffer.

Generally, our clinical studies are conducted in patients with serious life-threatening diseases for whom conventional treatments have been unsuccessful or for whom no conventional treatment exists, and in some cases, our products are used in combination with approved therapies that themselves have significant adverse event profiles. During the course of treatment, these patients could suffer adverse medical events or die for reasons that may or may not be related to our product candidates. Any of these events could result in a product liability claim. Any such claims against us, regardless of their merit, could result in significant awards against us, which could materially harm our business, financial condition and results of operations.

RISKS RELATED TO GOVERNMENT, REGULATORY AND LEGAL REQUIREMENTS

We do not have, and may never obtain, the regulatory approvals we need to market our product candidates.
In order to obtain regulatory clearance for the commercial sale of our product candidates, we must demonstrate through preclinical studies and clinical trials that a product candidate is safe and efficacious for use in humans for each disease. Following completion of clinical trials, the results are evaluated and submitted to the relevant regulatory authorities to obtain approval of the product candidate and authorization to commence commercial marketing.

The process of obtaining regulatory clearance for marketing a product, which includes approval of preclinical studies and clinical trials to establish safety and efficacy, can take several years and requires significant expenditure and the commitment of substantial resources. After an application is made, the regulatory authorities may require additional testing or information, require that the product labeling be modified, impose post-approval study or reporting requirements or other restrictions on product distribution, or they may deny the application.

In addition, delays or rejections may be encountered as a result of changes in regulatory policy for drug approval during the periods of product development and regulatory review of each new drug application or product license application filed. We cannot assure you that regulatory approval will be obtained for any product developed or marketed under license by Pharmexa. Moreover, if regulatory approval is granted for a product, such approval may be subject to limitations to the indicated uses for which the product may be marketed.

Even if regulatory approval is obtained for a product candidate, the marketed product and its manufacturer are subject to continuing review. The discovery of previously unknown problems with a product, or relating to its manufacturing process, may result in restrictions on such product or manufacturer, including the withdrawal of the product from the market.

To date, we have not applied for or received the regulatory approvals or licenses required for the commercial sale of our products in Europe, the United States or in any other jurisdiction. None of our product candidates has therefore been determined by any regulator to be safe, effective and potent and we have not submitted a Biologics License Application (BLA) or New Drug Application (NDA) to the FDA, or a marketing authorization application to the European Medicines Agency (EMEA), national regulatory agencies in Europe or to any international regulatory authorities for any of our product candidates. Moreover, although we understand that several active immunotherapy products are in advanced trials, none has, to date, received such approval, and it is not known whether regulators will be receptive to such therapy or what sort of trials they will require. We cannot assure you that any of our product candidates will be approved or licensed for marketing.

We are subject to extensive and costly government regulation. If we fail to obtain or maintain governmental approvals, we will not be able to commercialize our products and our business will suffer.
Products and product candidates employing our active immunotherapy technology are subject to extensive and rigorous government regulation, including regulation by the FDA, the U.S. Centers for Medicine and Medicaid Services, other divisions of the U.S. Department of Health and Human Services, the U.S. Department of Justice, state and local governments, the EMEA, national European authorities and other national and international regulators. The FDA, EMEA and European regulatory agencies regulate the development, testing, manufacture, safety, efficacy, recordkeeping, labeling, storage, approval, advertising, promotion, sale and distribution of biopharmaceutical products. If products employing our active immunotherapy technology are marketed in countries outside of Europe and the United States, they will also be subject to extensive regulation by other governments. The regulatory review and approval of the licensing process, which includes preclinical testing and clinical trials of each product candidate, is lengthy, expensive and uncertain. Within the EU, clinical trials are supervised by the national authorities in the countries where trials are taking place, although applications to market are considered by the EMEA for the whole EU. Securing FDA licensure and EMEA approval requires the submission of extensive preclinical and clinical data and supporting documentation to the FDA and EMEA for each proposed disease to establish the candidate's safety and efficacy. The approval and licensure processes take many years, require substantial resources, involve post-marketing surveillance, and may involve ongoing post-marketing studies. Delays in obtaining regulatory approvals may:

- adversely affect the successful commercialization of any product that we or our collaborative partners develop;
- impose costly procedures on us or our partners;
- diminish any competitive advantages in the market place that we or our partners may attain; and
- adversely affect our receipt of revenues or royalties.

Changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA and EMEA review and approval before marketing. Once obtained, any approvals may be withdrawn or revoked because of unforeseen safety, effectiveness or potency concerns or failure to comply with governmental regulations. Further, if we, our partners or our CMOs fail to comply with applicable regulatory requirements at any stage during the regulatory process, the FDA, EMEA, European regulatory agencies and other regulatory agencies may impose sanctions, including:

- delays;
- warning letters;
- fines;
- import restrictions;
- product recalls or seizures;
- injunctions;
- refusal by the FDA, EMEA or other regulatory agency to review pending market approval applications or supplements to approval applications;
- total or partial suspension of production;
- suspension or debarment from selling FDA-regulated products to the U.S. government for periods of time that vary depending on the cause of such suspension or debarment;
- civil penalties;
- withdrawal or revocation of previously approved marketing applications or licenses; and
- criminal prosecution.

In some instances, we also expect to rely on our partners to conduct preclinical and clinical development studies to demonstrate the safety, effectiveness and potency of each product and to direct the regulatory approval and licensure processes for products employing our active immunotherapy technology. Our partners may not be able to conduct clinical testing or obtain necessary approvals from the FDA, EMEA or other regulatory authorities for any product candidates employing our active immunotherapy technology. If they fail to obtain required national approvals, our partners will be delayed or precluded from marketing these products. As a result, the commercial use of products employing our technology will be limited and our business may suffer.

Even when approved, our products will be subject to extensive post-approval regulation.

Once a product is approved, numerous post-approval requirements apply. In the United States, the holder of an approved BLA or an NDA is subject to, among other obligations, periodic and other FDA monitoring and reporting obligations, including obligations to monitor and report adverse events and instances of the failure of a product to meet the specifications in the BLA or NDA. Application holders must also submit advertising and other promotional material to the FDA and report on ongoing clinical trials. Similar restrictions and requirements apply within the EU once a product is approved by the EMEA and in other jurisdictions after approval by relevant regulatory authorities.

In the United States, advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians must comply with the requirements of the U.S. Prescription Drug Marketing Act. Manufacturing facilities remain subject to FDA inspection and must continue to adhere to the FDA's current good manufacturing practice ("cGMP") requirements. Application holders must obtain FDA approval for product and manufacturing changes, depending on the nature of the change. Sales, marketing, and scientific educational grant programs must comply with the U.S. MedicareMedicaid Anti-Fraud and Abuse Act, as amended, the False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veteran's Health Care Act, as amended. If products are made available to authorized users of the Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to U.S. federal and state consumer protection and unfair competition laws.

Within the EU, once a marketing authorization has been obtained, numerous post-approval requirements also apply. The requirements are regulated by both EU regulations, including regulations covering requirements to report adverse events and the renewal process as well as national applicable regulations, which cover areas such as pricing and promotional material.

Depending on the circumstances, failure to meet these post-approval requirements can result in legal actions being brought against us, fines or other penalties, injunctions, recall or seizure of products, total or partial suspension of production, denial or withdrawal of pre-marketing product approvals, or refusal to allow us to enter into supply contracts, including government contracts. In addition, even if we comply with FDA, EMEA and other requirements, new information regarding the safety or effectiveness of a product could lead the regulatory agencies to modify or withdraw a product approval.

If our manufacturers do not maintain current good manufacturing practices (cGMPs), we may not be able to commercialize our product candidates.

We depend, and expect to continue to depend on CMOs and other third parties to manufacture products employing our active immunotherapy technology for development and for marketing. Before marketing a new drug, manufacturers must comply with the applicable ICH, FDA, EMEA or other regulatory agency cGMP regulations which include quality control and quality assurance requirements as well as the maintenance of records and documentation. Manufacturing facilities are subject to pre-approval and ongoing periodic inspection by the FDA, EMEA and other corresponding regulatory agencies, including unannounced inspections, and must be licensed for manufacturing before they can be used for manufacturing of products employing our technology. After regulatory approvals or licensure are obtained, the subsequent discovery of previously unknown manufacturing, quality control or regulatory documentation problems or failure to maintain compliance with the regulatory requirements may result in restrictions on the marketing of a product, revocation of the license, withdrawal of the product from the market, seizures, injunctions, or criminal sanctions. Although we seek, through contract and auditing procedures, to help ensure that such third parties comply adequately with the applicable regulations, we cannot assure you that they will do so.

Our operations involve hazardous materials and are subject to environmental controls and regulations.

As a biotech company, we are subject to environmental and safety laws and regulations, including those governing the use of hazardous materials. The costs of compliance with health and safety regulations is substantial. Our business activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may materially adversely affect our business, financial condition and results of operations.

RISKS RELATED TO THE MARKET AND THE OFFERING

The Offering is not underwritten, and no assurance can be given that the Minimum Offering will be achieved so that the Offering can be completed, or that gross proceeds enabling the Company to continue its present strategy will be received.

The Offering is not underwritten, and therefore there can neither be any assurance that the Minimum Offering will be achieved so that the Offering can be completed, nor that gross proceeds will be received that will enable us to continue our present strategy. Accordingly, there is a risk that the proceeds received will not be sufficient to provide the funding necessary for Pharmexa A/S to continue as an independent company. It is expected that our existing capital resources will be sufficient to fund the operation of the Company until May 2008.

If the Offering is not completed or is completed with gross proceeds of DKK 50 million, equivalent to the Minimum Offering, Pharmexa A/S may have to implement a number of short-term measures with a view to protecting the assets of Shareholders, including the introduction of cost-saving initiatives and prioritizations in the project portfolio. In addition, Pharmexa A/S will be forced to seek to immediately find a buyer of the Company's Shares or operations, and there can be no assurance that such a sale can be effected within the required short horizon, or on which terms such a sale can be made. If such a sale cannot be effected, or cannot be effected on satisfactory terms, the Company would have to suspend its payments or file for bankruptcy, which would have the effect that the Shareholders' investments in the Shares would be considered to be lost.

If the Offering results in gross proceeds of more than DKK 50 million, but less than DKK 100 million, Pharmexa A/S may also have to implement a number of short-term measures with a view to protecting the assets of Shareholders, including the introduction of cost-saving initiatives and prioritizations in the project portfolio with a view to extending the Company's operating horizon, accelerating discussions with potential collaborative partners for the Company's projects, and exploring any other strategic alternatives available to Pharmexa A/S, including a sale of the Company's Shares or operations. This could have a material adverse effect on the prospects of Pharmexa A/S and the price of its Shares, and it may cause its Shareholders to suffer losses.

The proceeds from this Offering may be insufficient to fund our operations.

Our capital resources amounted to DKK 79.3 million as of November 30, 2007. Combined with expected revenues from current arrangements and awarded public grants, we anticipate that this amount will provide funding for our planned activities until May 2008.

We anticipate that external expenses for clinical trials will represent a significant part of our increased capital requirements in the coming years. We plan to use the net proceeds from the Offering to fund the further development of our product candidates and to strengthen our financial position.

Regardless of whether the maximum net proceeds are obtained, we cannot assure you that the net proceeds from the Offering will be sufficient to finance our operations until such time as revenues, if any, from the sale of drugs and royalty income from current and future collaborative agreements render us profitable or that we will ever achieve profitability.

Moreover, we cannot assure you that the proceeds will be sufficient to meet our working capital requirements until completion of the PrimoVax and Telovac Phase III studies or through any other specific point in time. As a result, with the strategy under which we currently operate and our current plans, it may be necessary for us to meet our capital requirements through additional share issues, borrowings or other appropriate means.

For more information, see *"Reasons for the Offering and Use of Proceeds"*.

The market price of our Shares, New Shares and Preemptive Rights may be highly volatile, and purchasers of the Preemptive Rights or New Shares could incur substantial losses.

The market price of the Shares as well as of the Preemptive Rights and the New Shares may be highly volatile. The stock market in general and the market for biotech companies in particular have experienced high volatility that has often been unrelated to the operating performance of particular companies. No assurance can be given that such fluctuations, even if otherwise unrelated to Pharmexa's business, will not have a material adverse effect on the price of the Shares as well as the Preemptive Rights and the New Shares.

The New Shares will be issued to Shareholders or investors by exercise of the Preemptive Rights, whereas the New Shares will only be listed on the OMX after registration of the capital increase with the Danish Commerce and Companies Agency. The day on which the New Shares will be admitted to trading and official listing on the OMX is expected to be on or about February 6, 2008. Accordingly, there will be no market for the New Shares prior to that date.

Following the Offering, the market price of our Shares may be highly volatile and could be subject to significant fluctuations in response to various factors, some or many of which may be beyond our control and which may be unrelated to our business, operations or prospects. Matters that could affect the price of the Shares include actual or anticipated variations in operating results, announcements relating to clinical trial results, announcements of technological innovations by us or our competitors, new products or services introduced by us or announced by us or our competitors, conditions, or trends or changes in the biotech and pharmaceutical industries, changes in the market valuations of other similar companies, additions or departures of key personnel and further sales of Shares by us.

In addition, the market for technology companies in particular has experienced significant share price and volume fluctuations that may be unrelated or disproportionate to the operating performance of those companies. There has been particular volatility in the market prices of securities of biotech companies. These general market and industry factors may adversely affect the market price of our Shares, regardless of our operating performance.

The trading price of our Shares has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large number of our Shares into the market.

Our Shares may not in the future maintain their current liquidity.

Various factors, including a shift in the composition of our shareholders, may reduce the liquidity of our Shares. If this were to occur, it may be more difficult for you and other shareholders to trade our Shares, and the price may be adversely affected.

The ownership and structure of the Company's capital could change rapidly.

Because of our current broad investor base, an investor on the open market could very rapidly acquire control of the Company's share capital and, with it, de facto control of the Company. Under the Danish Securities Trading Act, an investor can acquire up to one-third of the voting rights in the Company without being required to extend an offer to all shareholders in the Company. This may enable a purchaser to obtain such control without consideration by the board.

This may impact the price of the Company's Shares, cause a change in the management and strategy of the Company and various other events. We cannot assure you that such an event will not have an adverse impact on us or the price of our Shares.

Our income and costs are denominated in Danish kroner and certain other currencies, principally the U.S. dollar, and are likely to continue to be so, which will expose us to fluctuations in foreign exchange rates.
We receive income in Danish kroner and certain other currencies, principally the U.S. dollar. We incur costs in a variety of currencies, including the U.S. dollar and the British pound sterling. To the extent there are mismatches between the currencies of our receipts and the currencies of our expenses, we are subject to gains and losses arising from fluctuations in foreign currency exchange rates. We do not currently hedge against potential foreign currency losses.

There is a risk that the Offering will not be completed, and it may be withdrawn in certain exceptional and unpredictable circumstances.
In connection with the Offering, the Company and the Lead Manager have entered into a rights issue agreement. See *"Placing and underwriting"*.

In the period until registration of the capital increase with the Danish Commerce and Companies Agency, the Lead Manager is entitled, in certain exceptional and unpredictable circumstances (including force majeure), to terminate the rights issue agreement and, in such case, the Company shall withdraw the Offering. In the event that such circumstances occur before registration of the capital increase with the Danish Commerce and Companies Agency, and the Lead Manager decides to terminate the rights issue agreement, the Preemptive Rights will become null and void and no New Shares will be issued, causing Shareholders and investors who may hold or may have acquired Preemptive Rights and/or New Shares to incur a loss, see below.

If the Offering is not completed, investors who obtained Preemptive Rights may incur a total loss on the purchase price of the Preemptive Rights.
If the Offering is not completed, e.g. if the Minimum Offering is not achieved, the exercise of the Preemptive Rights that has already taken place will automatically be cancelled, the subscription price will be refunded (less any brokerage fees), all Preemptive Rights will be null and void, and no New Shares will be issued. However, trades in Preemptive Rights executed during the trading period for the Preemptive Rights will not be affected. As a result, investors who acquired Preemptive Rights will incur a loss corresponding to the purchase price of the Preemptive Rights.

Purchasers of New Shares prior to the completion of the Offering may lose their investment if the Offering is not completed.
If the Offering is not completed, for instance because the Minimum Offering is not achieved, the New Shares will not be issued and inves¬tors who have acquired New Shares in an off-market transaction risk losing their investment if they are not successful in reclaiming the purchase price from the seller of such New Shares.

If there is a substantial decline in the market price of the Shares, the Preemptive Rights may lose their value.
The market price of the Preemptive Rights depends on the price of the Shares. A drop in the price of the Shares could have an adverse impact on the value and market price of the Preemptive Rights.

Failure to exercise Preemptive Rights by February 1, 2008 at 5.00 p.m. CET will result in the lapse of the holder's Preemptive Rights.
If the Preemptive Rights are not exercised by February 1, 2008 at 5.00 p.m. CET, the holders' Preemptive Rights will lapse with no value, and the holder will not be entitled to compensation. Accordingly, Shareholders and other holders of Preemptive Rights and their financial intermediaries must ensure that all required exercise instructions and certificates are actually received by Danske Bank A/S as authorized issuing agent before the deadline. If a Shareholder or holders of Preemptive Rights or their financial intermediaries fail to complete and sign the required certificates, or otherwise fail to follow the procedures applicable to exercising the Preemptive Rights, the Preemptive Rights will lapse with no value and will no longer exist.

If the Existing Shareholders do not exercise any or all of the Preemptive Rights, their ownership interests will be significantly diluted.
Upon the issue of the New Shares, Existing Shareholders who do not exercise their Preemptive Rights will experience substantial dilution of their ownership interest and voting rights. Even if Existing Shareholders decide to sell their Preemptive Rights, the compensation they receive may not necessarily be sufficient to offset this dilution.

The market for the Preemptive Rights and the New Shares might only offer limited liquidity.
The period in which the Preemptive Rights may be traded on the OMX will commence on January 16, 2008 at 9.00 a.m. CET and close on January 29, 2008 at 5.00 p.m. CET. There can be no assurance that a market will develop for the Preemptive Rights and the New Shares when they will be trading for the first time on the OMX.

If we are determined to be a PFIC in any fiscal year during which a U.S. taxpayer owns our Shares, then, subject to certain exceptions, the U.S. taxpayer will generally be subject to adverse U.S. federal income tax consequences. For example, if the U.S. taxpayer makes neither a mark-to-market election under Section 1296 of the Code (a "Mark-to-Market Election") or an election to treat us as a "qualified electing fund" or "QEF" under Section 1295 of the Code (a "QEF Election"), then such taxpayer (a "Non-Electing U.S. Holder") will be subject to the rules of Section 1291 of the Code with respect to (a) any gain recognized on the sale or other taxable disposition of Shares and (b) any excess distribution received on the Shares. Under Section 1291 of the Code, any gain recognized on the sale or other taxable disposition of Shares, and any excess distribution received on the Shares, must be ratably allocated to each day in a Non-Electing U.S. Holder's holding period for the Shares. The amount of any such gain or excess distribution allocated to prior years of such Non-Electing U.S. Holder's holding period for the Shares (other than years prior to the first taxable year of Pharmexa A/S beginning after December 31, 1986 for which Pharmexa A/S was not a PFIC) will be subject to U.S. federal income tax at the highest tax rate applicable to ordinary income in each such prior year. A Non-Electing U.S. Holder will be required to pay interest on the resulting tax liability for each such prior year, calculated as if such tax liability had been due in each such prior year. Such a Non-Electing U.S. Holder that is not a corporation must treat any such interest paid as "personal interest," which is not deductible. The amount of any such gain or excess distribution allocated to the current year of such Non-Electing U.S. Holder's holding period for the Shares will be treated as ordinary income in the current year, but no interest charge will be incurred with respect to the resulting tax liability for the current year. Alternatively, if the U.S. taxpayer can and does make either a Mark-to-Market Election or a QEF Election, different tax rules may apply.

The PFIC rules are complex. In addition, this Prospectus does not include any other information with respect to U.S. taxation. Each investor that is, or may now or in the future be, a U.S. taxpayer is strongly urged to consult its own tax advisor regarding the PFIC rules and other U.S. tax rules and how the PFIC rules and other rules may affect the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Pharmexa securities.

The net proceeds from the Offering may not be used effectively.

We currently intend to use the proceeds of the Offering as described in "Reasons for the Offering and Use of Proceeds". However, there can be no assurance that we will in fact use the proceeds in accordance with the current expectations. Pending any such use, we plan to invest the net proceeds from the Offering in accordance with the investment policy described in *"Capital Resources"*. Such investments may not yield a favorable return to Shareholders. Any failure by us to apply these funds effectively could have a material adverse effect on our business.

There are additional risks to investors residing outside Denmark. The Company is a public limited liability company organized under the laws of Denmark, which may make it difficult for Shareholders residing outside Denmark to exercise or enforce certain rights.

The rights of holders of Shares and Preemptive Rights are governed by Danish law and our articles of association. These rights may differ from the typical rights of shareholders in the United States and other jurisdictions. See *"Terms and Conditions of the Offering"*.

In addition, the members of Management are residents of Denmark or Sweden, and all or a substantial portion of the assets of the Company and of such persons are located in those countries. As a result, it may not be possible for investors to effect service of process outside Denmark upon the Company or such persons, or to enforce against them in courts outside Denmark judgments obtained from non-Danish courts based upon applicable law in jurisdictions outside Denmark.

As another example, in the case of an increase of the Company's share capital for payment in cash, Shareholders are generally entitled to preemptive rights pursuant to Danish law. To the extent that preemptive rights are granted, U.S. and certain other non-Danish holders of the Shares may not be able to exercise preemptive rights for their Shares, including in connection with offerings of Shares below market value, unless the Company decides to comply with applicable laws, regulations and other requirements in the relevant countries and, in the case of U.S. holders, unless a registration statement under the U.S. Securities Act is effective with respect to those rights, or an exemption from the registration requirements thereunder is available. The Company intends to evaluate at the time of any future rights offering the costs and potential liabilities, direct and indirect, associated with any such compliance or registration statement. At such time, the Company also intends to evaluate the indirect benefits to it of enabling the exercise by U.S. and other non-Danish holders of Shares or preemptive rights and any other factors we consider appropriate at the time. On the basis of this evaluation, we will then need to make a decision as to whether to file such a registration statement or take any other steps necessary to enable Shareholders in such non-Danish jurisdictions to exercise their preemptive rights. No assurance can be given that any steps will be taken in any jurisdiction or that any registration statement will be filed to enable the exercise of such holders' preemptive rights.

In addition, Shareholders outside Denmark may face difficulties in exercising their rights to vote.

Shareholders outside Denmark are subject to exchange rate risk.

The Preemptive Rights and the New Shares are priced in Danish kroner. Accordingly, the value of the Preemptive Rights and the New Shares will be likely to fluctuate as the exchange rate between the local currency of the country in which an investor outside Denmark is based and the Danish krone fluctuates. If the value of the DKK decreases against the local currency of the country in which an investor outside Denmark is based, the value of such investor's Preemptive Rights and the New Shares will decrease.

We are likely to be a passive foreign investment company for U.S. tax purposes.

Generally, we will be a "passive foreign investment company" (a "PFIC") under Section 1297(a) of the U.S. Internal Revenue Code (the "Code") if, for a taxable year, (a) 75% or more of our gross income for such taxable year is passive income or (b) on average, 50% or more of the assets we hold either produce passive income or are held for the production of passive income, based on the fair market value of such assets. "Passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. As our gross income in the current fiscal year will likely consist primarily of interest and other financial income, we are likely to be a PFIC for U.S. federal income tax purposes, until we begin to earn substantial amounts of operating income. Our status as a PFIC must be determined annually and, therefore, may be subject to change.

MARKETS

In the opinion of Management, the market description has been reproduced correctly, and Management believes that no facts have been omitted that would render the data provided inaccurate or misleading. Where information has been sourced from a third party, Management confirms that this information has been accurately reproduced and, as far as Management is aware and able to ascertain from information published by such third party, no facts have been omitted that would render the information reproduced inaccurate or misleading. However, there can be no assurance that other sources may not have additional or different information and/or different opinions of the market and the product and treatment regimes. The Company disclaims any liability for the correctness and completeness of the public databases that have been used as the basis for this section.

Biotech companies involved in the development of active immunotherapy vaccines currently compete with each other and with entities developing and commercializing other treatments for diseases. There is competition for funding, access to clinical testing opportunities, personnel, potential licensees and strategic collaborators, as well as for other assets and opportunities. As active immunotherapies begin to come to market, the companies behind them will compete with each other and with the entities behind other therapies for, among other things, physician attention, the approval of third party healthcare payers, such as insurers and national health services, and market share.

Information in this section in respect of the active immunotherapy industry segment is, where noted, derived from the Datamonitor reports "Therapeutic Vaccines: More Trials and Tribulations" (December 2005) and "Therapeutic Cancer Vaccines: A Turbulent Path from Bench to Bedside" (December 2006). Such information has been fairly summarized and, as far as we are aware and able to ascertain from information published by Datamonitor, no facts have been omitted that would render such information inaccurate or misleading. We have not independently verified such information. Datamonitor is a leading provider of online business intelligence within seven main sectors.

THE ACTIVE IMMUNOTHERAPY INDUSTRY SEGMENT

Active immunotherapies have not yet received general acceptance from the pharmaceutical community, with skepticism remaining as to whether the principles of active immunotherapy can be employed effectively and profitably. According to Datamonitor, "Therapeutic Vaccines", as of December 2005 only two active immunotherapy products were being marketed, neither of which had been approved for use in the United States. These products were "personalized" vaccines, tailored specifically to individual patients at great cost. To date, no generalized active immunotherapy products designed for a large portion of the population rather than individual patients have reached the market. As a result, the active immunotherapy segment of the biotech industry remains an emerging area.

Key Drivers and Challenges

Although active immunotherapy remains an emerging industry segment, we believe that it will attract interest and investment as a result of several commercial and scientific drivers, including:

- clinical needs in cancer, chronic diseases and infectious diseases that are not being met adequately by existing therapies;
- the expectation of lower levels of side-effects from active immunotherapy than the levels observed with other available therapies;
- the expected long-lasting effects of active immunotherapy, resulting in a less frequently needed administration of treatments than with other available therapies; and
- scientific advances permitting improved antigen selection and vaccine design.

In order to take advantage of these key drivers, we believe that the players in the active immunotherapy industry segment will need to meet certain challenges, including:

- identifying the right antigens against which to target a response;
- structuring vaccine mechanisms to optimize the immune response;
- developing effective methods for delivering active immunotherapy vaccines;
- identifying appropriate adjuvants to enhance immunogenicity; and
- addressing the preceding four factors in the right combinations and proportions.

We believe that those active immunotherapy players that are best able to take advantage of these drivers, and to address these key challenges, will be best positioned to commercialize active immunotherapy products.

Segment Characteristics

Despite the presence of only two active immunotherapy products on the market, the active immunotherapy industry segment remains active in development, with a broad range of companies and other organizations developing active immunotherapy projects. Datamonitor, "Therapeutic Vaccines" reported that, as of December 2005, there were 238 active immunotherapy vaccine product candidates in the pipeline, with 85 companies or other organizations involved in their development. Although 30 of the projects had been suspended or terminated during either 2004 or 2005, there were, as of December 2005, 128 active clinical development projects and 80 preclinical projects.

According to Datamonitor, "Therapeutic Vaccines" as of December 2005, the worldwide active immunotherapy project pipeline for 2005 to 2010 had several key characteristics, including:

- the dominance of patient-specific vaccines among marketed products and Phase III clinical trial product candidates, with a shift to generalized "off-the-shelf" vaccines in preclinical and early stage projects, apparently as a result of greater cost efficiency and easier and more reliable manufacturing being associated with generalized vaccines and an improved industry understanding of target selection;
- the dominance of early stage projects, with an apparently low success rate for products in Phase II clinical studies, resulting in limited progression to Phase III studies;
- the increasing popularity of polyvalent vaccines, with more advanced, antigen-specific projects accounting for 67.8% of all projects;
- the dominance of cancer vaccine projects, which accounted for 60.6% of all active projects and 10 out of 12 Phase III clinical studies, and the relative popularity of infectious disease and HIV projects; and
- a broadening of the therapeutic applicability of projects, with non-cancer, non-HIV and non-infectious disease projects accounting for 55% of all preclinical projects.

According to Datamonitor's "Therapeutic Cancer Vaccines" as of December 2006, the specific global project pipeline characteristics of cancer immunotherapy were the following:

- 84 companies engaged in the development of therapeutic cancer vaccines, 62 (74%) of which were small biotech companies. Furthermore, 5 (6%) large pharmaceutical companies also engaged in the development therapeutic cancer vaccines;
- 105 therapeutic cancer vaccines were in clinical development, of which 91, or 87% of the total pipeline, were either in clinical Phase I or Phase II;
- the entire pipeline comprised 69 (66%) antigen-specific vaccines, 22 (21%) polyvalent vaccines and 14 (13%) dendritic cell vaccines;
- in the global pipeline, 58 (55%) of cancer vaccines were developed for the four most common cancers: prostate cancer, breast cancer, lung cancer and colon cancer.
- as of December 2006, a total of four cancer vaccines against pancreatic cancer were in clinical development. Of these, Pharmexa's GV1001 vaccine was the only one to have moved into Phase III. As of September 2007, a total of eight cancer vaccines against pancreatic cancer were in clinical development, two of which were in Phase III; and
- Datamonitor further estimated that by 2015, the 14 cancer vaccines in clinical Phase III as of December 2006 could achieve sales of USD 3.1 billion in the seven largest pharmaceutical markets (United States, Germany, United Kingdom, France, Italy, Spain and Japan).

KEY DISEASE TARGET MARKETS

Cancer

In the year 2000, over 10 million people developed a malignant tumor and 6.2 million died from the disease (WHO, 2003). Due to ageing population and the prevalence of unhealthy lifestyles, the number of new cases is expected to reach 15 million by the year 2020 (WHO, 2003). Worldwide, some 12% of people die from cancer and in the Western world alone more than 25% will die from the disease (WHO, 2003).

Although traditional cytotoxic (cell-killing) drugs remain the focus of cancer therapy, molecular targeted agents, in particular signal transduction and angiogenesis inhibitors, are becoming increasingly important. Since their introduction in 1997, targeted therapies such as Rituxan®, Herceptin®, Erbitux®, and Avastin® have witnessed significant market up-take with combined worldwide sales in excess of USD 10 billion in 2006 (Knowledge Express, 2007). Targeted therapies are expected to play an increasingly important role in the near future, and have been forecast to account for more than 70% of total cancer drug sales in 2016 compared to 43% in 2006. This information is derived from Datamonitor, 2007 (Datamonitor – Commercial Insight: Top 20 Cancer Therapy Brands 2007).

Pancreatic Cancer

Pancreatic cancer is the fourteenth most common cancer worldwide and the eighth most deadly (World Health Organization, 2003). In the U.S. alone, pancreatic cancer is the ninth most common cancer and the fourth leading cause of cancer-related death in both men and women (American Cancer Society, 2007). Pancreatic cancer has a very poor prognosis as approximately 85% of tumors are non-resectable (Li et al., 2004) and 50% of patients present with metastatic disease at the time of diagnosis (Pazdur et al., 2003).

The five-year survival rates for pancreatic cancer are less than 5% and the vast majority of patients die within a year of clinical diagnosis. The median survival time for all resected patients is 12-18 months and approximately 3 months for non-respectable patients (WHO, 2003). Due to these high fatality rates, the incidence of pancreatic cancer is nearly equal to the rate of mortality. Consequently, effective treatment of pancreatic cancer constitutes a high unmet need.

According to Globocan, the United Nations' cancer incidence database, in 2002 there were 87,000 new cases of pancreatic cancer in the seven major pharmaceutical markets (United States, Germany, United Kingdom, France, Italy, Spain and Japan). This figure rose to 92,000 in 2005 (Globocan, 2005). Age is the most significant risk factor for pancreatic cancer (American Cancer Society, 2005), and based simply upon the expected increase in the number of persons over the age of 60, a measurable age-related increase in pancreatic cancer incidence can be expected over the next years (Lowenfeldt & Maisonneuve, 2004). The United Nations expect the number of pancreatic cancer incidences in the seven largest markets to grow to 100,000 in 2010 and 110,000 in 2015 (Globocan 2005). In 2010, the number of pancreatic cancer incidences is expected to total approximately 130,000 throughout the entire Western world (Globocan 2005).

Gemzar® (gemcitabine), a chemotherapeutic, was the first product registered for the treatment of pancreatic cancer. In Phase III clinical studies, treatment with Gemzar® extended patients' median survival time from 4.1 months in the control group to 5.6 months in the group that received gemcitabine. Gemzar® generated more than USD 1.4 billion in sales in 2006 (Knowledge Express, 2007). As a result, we believe that there is a market for more effective treatments or treatments with fewer side-effects.

Liver Cancer
Liver cancer is the fifth most common cancer in the world (source: Cancer Vaccines: Measuring Market Potential). Approximately 600,000 new cases of liver cancer occur annually, and contribute significantly to cancer mortality worldwide (WHO, 2003). More than 80% of cases occur in Asia and Africa and the incidence rate is more than twice as high in men as in women. Liver cancer is almost always lethal with five-year survival rates being less than 10% (WHO, 2003).

Lung Cancer
Each year, more than 1.3 million people are diagnosed with lung cancer and approximately 1.1 million die from it worldwide (source: International Agency for Research on Cancer). NSCLC (non-small cell lung cancer) is the most common form of lung cancer and is associated with a poor prognosis. The disease is currently treated with different types of chemotherapy.

Breast Cancer
With more than 1.1 million new cases diagnosed each year, breast cancer is the most common form of malignant cancer in women (source: International Agency for Research on Cancer). Breast cancer causes approximately 410,000 deaths each year (source: International Agency for Research on Cancer) and represents 39% of all diagnosed female cancers (source: Cancer Vaccines: Measuring Market Potential, 2004).

Chronic Diseases
Bone disorders
Every year, millions of new patients around the world are diagnosed with cancer. In many of these cases the cancer gradually spreads to the bones, leading to pain and severe fractures. In addition, osteoporosis and low bone mass, which result in weakened bones that are more likely to break, are a major health concern affecting more than 44 million men and women over the age of 50 in the United States alone (source: the International Osteoporosis Foundation, 2003).

Alzheimer's disease
It is estimated that there are four million Alzheimer's patients in the United States and a similar number in Europe, corresponding to approximately 10% of the relevant populations over the age of 65 (source: Alzheimer's Association, 2004). The North American market for Alzheimer's drugs totaled approximately USD 1.2 billion in 2003, compared to USD 730 million for Europe and approximately USD 340 million for the rest of the world (source: IMS R&D Focus).

The current treatment choice is the class of drugs known as cholinesterase inhibitors.

Together with Wyeth Pharmaceuticals, the Irish biotech company Elan publicized new clinical results in 2004 showing that active immunotherapy vaccination may have a reducing effect on the incidence of harmful proteins in the brains of people with Alzheimer's. Several companies are pursuing Alzheimer's treatments using active immunotherapy.

HIV

Human immunodeficiency virus (HIV) and the resulting acquired immunodeficiency syndrome (AIDS) has claimed the lives of over 25 million people since the discovery of the emergence of AIDS in 1981.

HIV infection threatens large percentages of the population of many developing countries. In 2006, more than four million people were newly infected with HIV, bringing the total number of people infected close to 40 million worldwide. There were over three million AIDS deaths in 2005 (Source: UNAIDS/WHO, "AIDS Epidemic Update December 2005").

HIV antiretroviral drugs have experienced rapid growth since 2000 and are used as a therapy for people infected with HIV not only in Western countries but also to some extent in low- and middle-income countries. The market for HIV antiretroviral drugs has grown from just under USD 5 billion in 2002 to more than USD 8 billion in 2006, and it is expected to climb to approximately USD 12 billion in 2016. Information in this section has been derived from the Datamonitor reports, "HIV Therapeutics, August 2005" and "Commercial Insight: HIV, July 2007". Antiretrovirals have reduced the mortality rate in patients treated with the therapy, making HIV infection a chronic but manageable disease for that part of the patient population.

Influenza

Influenza (or "flu") is a highly infectious disease that globally infects 10-20% of the population every year, causing about 300,000-500,000 deaths per year. Although all persons are at risk, the elderly and the young are the most vulnerable to seasonal influenza. The global influenza market is estimated at approximately 350 million doses every year, which results in a market of some USD 2.2 billion. According to Datamonitor, the value of the influenza market is expected to double towards 2016 as a result of the aging population and growing awareness by the public authorities.

OUR BUSINESS

INTRODUCTION

Pharmexa is a biotech company operating in the field of active immunotherapy. We develop active immunotherapy vaccines for the treatment of serious cancers and chronic and infectious diseases. We have a number of product candidates being tested in clinical studies, including one product candidate in Phase III. We believe that our clinical and preclinical stage product candidates and our technology platform will help us develop drugs that can compete strongly in terms of preventative and therapeutic effect, safety, patient friendliness and production cost.

Our active immunotherapy findings have been published in some of the world's leading scientific journals, including Nature, Biotechnology, Journal of Immunology, Journal of Biological Chemistry, Vaccine, Proceedings of the National Academy of Sciences, Journal of Experimental Medicine, Cancer Research and Current Opinion in Immunology. We have entered into collaborative arrangements in respect of certain of our product candidates and technologies with leading pharmaceutical and biotech companies, including H. Lundbeck, Genimmune and Bavarian Nordic. We believe that this provides an indication of the commercial potential of these product candidates and technologies. Our work with infectious and cancer diseases has received approval in the form of several major grants from the US National Institutes of Health and the National Cancer Research Institute in the United Kingdom. We have worked in the field of active immunotherapy since the early 1990s, and this experience has given us what we believe is a strong patent position, wide-ranging experience and product candidates and technologies directed at what we think are some of the most promising targets for active immunotherapy.

During 2005 we added to our operations by acquiring GemVax AS in Norway and a significant portion of the assets and activities of Epimmune, Inc. in San Diego, USA. We believe that the combination of Pharmexa, GemVax and Epimmune technologies, patents, know-how and personnel gives us an integrated platform for developing preventative and therapeutic active immunotherapy vaccines to fight some of the most dreaded and debilitating of diseases.

As with other development-stage biotech companies, we have experienced, and expect to continue to experience, losses. We expect these losses to grow as more of our product candidates reach later stages of the clinical trial process and our expenses in connection with project development increase. We cannot assure you that any of our product candidates will be commercially marketed, that any such marketing will be successful, that we will achieve profitability or, if we do achieve profitability, when we may do so. See *"Risk Factors – Risks Related to Our Business and Industry – We have never achieved profitability, and we expect our losses to continue. There can be no assurance as to how long we will continue to incur losses or be able to finance them"*.

OUR STRENGTHS

- **Diversified product candidate pipeline.** We have an extensive number of preventative and therapeutic active immunotherapy product candidates in various stages of development. These product candidates are intended to address a variety of serious cancers and chronic and infectious diseases. Success with any few of these product candidates, and success in combating any few of the diseases we target, should lead to significant therapeutic and commercial gains.
- **Range of technologies.** We own a range of active immunotherapy technologies and techniques. These allow us a choice of methods in designing and developing our product candidates. For example, we can choose from a number of techniques for delivering therapeutic macromolecules into the body's immune system, in order to help maximize the effectiveness of particular product candidates.
- **International scope.** We are an international biotech company with established operations in Denmark and San Diego, USA. These two geographical locations are the home to numerous promising and successful biotech companies, research and development specialists, potential collaborative partners and some of the most demanding regulators. We believe that by operating in both Denmark and the United States we maximize our ability to develop, win approvals for and commercialize our active immunotherapy vaccines.
- **Scientific acumen.** Our staff scientists have strong credentials and track records in academic circles and our industry. They have published their work for us in some of the world's leading scientific journals. Their technical abilities and research and development experience underpin our active immunotherapy technologies and development projects, and help us look forward to therapeutic and commercial breakthroughs.

OUR STRATEGY

We expect active immunotherapy to become an increasingly important therapeutic growth area. Our vision is to be one of the leading biotech companies in the world in the active immunotherapy field, and to achieve substantial therapeutic and commercial successes within the context of the long lead times inherent in our industry.

To attain our goals, we are pursuing the following strategic objectives:

- **Enhance product pipeline management.** We are taking steps to further refine our pipeline of product candidates, including by increasing our focus on end uses with high commercial potential and by speeding up the development of selected product candidates through more sophisticated clinical trial designs. We have also divided our core operations into research, development and an operational processes department that will coordinate the smooth movement of projects from inception through late-stage development.
- **Further exploit our international reach.** We are increasing the integration of our Danish and US personnel and operations. This has already resulted in greater dialogue with US regulators. We now have a number of projects proceeding on a joint basis between our Danish and US sites.
- **Continue to earn revenues and establish strong asset values.** We will continue to look for ways to earn revenues and help establish strong values for our product candidates and technology assets, principally by entering into collaborative and licensing arrangements with large pharmaceutical companies.

To further strengthen our position in the active immunotherapy field, we may expand our operations, organically through internal growth, and non-organically through the acquisition of additional assets or businesses.

OUR HISTORY

Pharmexa A/S has more than 15 years of experience in the field of active immunotherapy. We were originally founded as M&E Biotech ApS on October 1, 1990. We filed our first patent application, relating to our AutoVac™ technology, in 1993. In 2000, we made an initial public offering and our Shares were listed on the OMX. Since then, we have begun clinical trials of certain of our product candidates and entered into several collaborative arrangements. For more details, see "– *Our Collaborative Arrangements*".

After our IPO in 2000, we grew our operations quickly, adding many projects to our development pipeline. During 2002, our cash holdings reached a low level and in light of the unfavorable biotech markets, we therefore initiated an internal restructuring to re-prioritize the projects in our pipeline, streamline our staffing and close our subsidiary Inoxell A/S. In the spring of 2005, we raised additional capital through a rights issue.

In May 2005, we acquired all the shares of Norway-based GemVax AS. Through this acquisition, we acquired the rights to a peptide-based vaccine product candidate, GV1001 targeting telomerase, which is known to occur in cancers. We also acquired other product candidates, intellectual property rights and office leases. Two Phase III studies in respect of pancreatic cancer, one in Europe, Australia and the United States and one in the United Kingdom, are currently under way.

In November 2005, we announced the acquisition of a significant portion of the assets and activities of Epimmune, Inc. We hold these assets and activities through a wholly-owned US subsidiary, Pharmexa Inc., and we conduct our US business under the trade name Pharmexa-Epimmune. Through this acquisition, we acquired a number of epitope-based vaccine product candidates in the infectious disease field. We also acquired several technologies, including the PADRE® technology, which is designed to enhance vaccine potency across a wide portion of human populations, and the EIS™ epitope identification system, which helps identify epitopes for inclusion in vaccine product candidates. We have worked with the existing employees at Pharmexa-Epimmune to integrate their product candidate portfolio with ours and to develop new product candidates that take advantage of the core competencies of our extended business group. We are currently using our group-wide work on an influenza vaccine including as a tool to further enhance this integration process.

In July 2006, we treated the first patient in our Phase III study, PrimoVax, with GV1001 in pancreatic cancer. The PrimoVax study comprises 520 patients and is scheduled for completion in 2009. In March 2007, British oncologists initiated a Phase III study of GV1001, Telovac, in pancreatic cancer sponsored by the National Cancer Research Institute in the United Kingdom. The Telovac study comprises 1,110 patients and is scheduled for completion in 2011.

In December 2007, H. Lundbeck and Pharmexa A/S expanded and updated their license agreement from April 2000 regarding a vaccine against Alzheimer's disease based on Pharmexa's AutoVac™ technology.

BACKGROUND ON ACTIVE IMMUNOTHERAPY

The human immune system is divided into two main immune response mechanisms: the innate immune response and the adaptive immune response. The innate immune response is the body's first line of defense against disease. It is mostly non-specific and includes mechanisms such as barriers to infection in the skin, sneezing and fevers.

In contrast, the ***adaptive immune response*** consists of specific responses to particular pathogens. The adaptive immune response includes the processes by which B- and T-lymphocytes recognize specific ***epitopes***, or distinctive macromolecular amino acid structures, of a pathogen and the pathogen is then attacked. B-cells recognize three-dimensional macromolecular structures and produce ***antibodies*** that bind to these structures. T-cells recognize pathogen epitopes, polyepitopes and peptides that have been absorbed by certain other cells, such as antigen presenting cells ("APCs"), and then "presented" on the surfaces of those cells. Depending on the type of T-cell involved, different subsequent steps may ensue. ***Cytotoxic T-lymphocytes ("CTLs")*** recognize peptides that are presented on the surface of presenting cells by MHC class I molecules and then kill the cells that are the source of the peptide. T-helper cells ("HTLs") recognize peptides that are presented on the surface of presenting cells by MHC class II molecules, and then trigger other immune responses that assist in the attack on the source of the peptide.

The goal of immunotherapy is to trigger an effective adaptive immune response in circumstances where that response is otherwise absent or insufficient. Immunotherapy is particularly suited for treating diseases when the patient's own immune system is either unable to identify a pathogen as harmful or responds too weakly to combat the pathogen effectively.

Immunotherapy can be either passive or active. ***Passive immunotherapy*** aims to simulate an adaptive immune response by introducing into a patient's body antibodies that have been artificially produced outside the body. The antibodies do not stimulate a reaction from the patient's own immune system, but instead attack the pathogen directly. The ***monoclonal antibodies*** marketed by various pharmaceutical companies over the past decade have been a highly successful form of passive immunotherapy. We believe that this success helps demonstrate the commercial potential and market acceptance of immunotherapy generally.

Active immunotherapy aims to induce or increase an adaptive immune response through the patient's own immune system. This can be done in a variety of ways that stimulate various parts of the adaptive immune response. For example, a pathogen epitope, polyepitope or peptide that the immune system does not react to on its own can be introduced in various ways that lead to the presentation of that macromolecule by an APC, thereby triggering a T-cell response directed against pathogens that exhibit that macromolecule. The macromolecule can be introduced directly in the form of a protein, peptide, polyepitope or epitope (after having been constructed outside the body using recombinant techniques), or in the form of DNA that will generate the macromolecule within the APC, or even in the form of a virus that contains the DNA that will generate the macromolecule within the APC.

The typical goal of an active immunotherapy development project is the production of a vaccine, sometimes known as a ***therapeutic vaccine***, by which the intended macromolecule can be introduced into or generated within the body and the intended active immune response thereby triggered. Active immunotherapy vaccines can have ***therapeutic*** or ***preventative*** effects, or both.

Because the adaptive immune response is such a complex process, there is potential for generating particular therapeutic or preventative outcomes by stimulating the process at a variety of different points and in a variety of different ways. For example, an efficiently functioning immune system will generally attack proteins that are foreign to the body and not attack proteins that are part of the body ("self-proteins"). This tolerance of self-proteins is maintained through the natural suppression or elimination from the immune response of lymphocytes that recognize self-proteins. In most cases, a breakdown of self-protein tolerance is undesirable. However, in some cases it can be beneficial to elicit a controlled immune response against self-proteins that are aberrantly expressed in connection with a chronic disease (such as the over-expression of RANKL in the case of certain bone diseases) or cancer (such as the expression of telomerase in all cancers). Such a beneficial use of immune responses against self-proteins is one of the strategies of active immunotherapy treatment.



We believe there are a number of benefits to the use of active immunotherapy rather than passive immunotherapy. For example, the quantity of active immunotherapy vaccine needed for treatment is substantially lower than that needed for monoclonal antibody therapy (passive immunotherapy). We expect that up to 1,000 times less drug may be needed for active immunotherapy treatments, based on the current doses used for passive immunotherapies such as Herceptin® and Rituximab. In addition, we believe that a patient's own antibodies may be more efficient in fighting disease than artificial antibodies. We also believe that certain diseases may only be treatable effectively if the HTLs and CTLs of the patient's own immune system are stimulated, which can currently be achieved only through the use of active immunotherapy.

OUR COVERAGE OF THE IMMUNOTHERAPY FIELD

Because the adaptive immune response is so complex, the field of immunotherapy has grown to include a variety of areas in which different development companies and other organizations focus their activities. We believe that the scope of Pharmexa's own activities is broad and includes a number of areas with strong potential for producing effective and commercially successful immunotherapy treatments. The diagram below illustrates the scope of our activities within the immunotherapy field:


Immunotherapy
Antibody-based
CTL-based
Passive vaccination
Active vaccination
Peptide vaccination
Antigen DNA vaccination
Monoclonal antibodies
- *Protein AutoVac™ vaccines**
- conjugate vaccines
- liposomal delivery
- *peptide vaccines**
- *polyepitope vaccines**
- dendritic cell vaccines
- *DNA AutoVac™ vaccines**
- *naked DNA vaccines**
- *viral vector vaccines**
- liposomal delivery

***** ***Pharmexa focus areas***


Program
Target
Research
Preclinical
Phase I
Phase II
Phase III
CANCER
GV1001
Pancreatic cancer
1)
GV1001
Liver cancer
GV1001
Lung cancer
PX 104.1
Breast cancer
2)
PX 103.2
Breast cancer
3)
INFECTIOUS DISEASES
EP1090
HIV
EP1043
HIV
EP1232
HIV
3)
EP1233
HIV
EP2210
Hepatitis B
4)
EP2220
Hepatitis C
4)
EP2230
H. Papiloma Virus
4)
EP1300
Malaria
EP1400
Influenza
CHRONIC DISEASES
PX 106
Alzheimers
5)
PX 107
Osteoporosis

1) GV1001 is tested in pancreatic cancer in two Phase III studies involving a total of 1,630 patients, called the PrimoVax Study and the Telovac study respectively.
2) Recruitment stopped. The Phase II study of our therapeutic vaccine showed positive immunological results, but did not meet the specific targets we had set with respect to reduction of tumors, and the study was consequently stopped.
3) Partnered with Bavarian Nordic
4) Partnered with Genimmune
5) Partnered with H. Lundbeck

OUR THERAPEUTIC TARGETS, PRODUCT CANDIDATES AND TECHNOLOGIES

We have targeted our product development efforts against a number of serious cancers and chronic and infectious diseases with a view to maximizing potential therapeutic and commercial returns. We have a number of product candidates in each disease category. We also have a variety of technologies that can be deployed across the range of potential products.

OUR PRODUCT CANDIDATES

We have built up a product candidate pipeline in cancers, chronic diseases and infectious diseases. All our product candidates are characterized by targeting diseases in which there is a large need for better treatment options.

We set out below further details of certain of our key development-stage products.

GV1001: A Therapeutic Vaccine against Cancer
GV1001 is a peptide vaccine which activates the immune system so that it recognizes and kills cancer cells. GV1001 targets an enzyme called telomerase. Telomerase is seldom found in normal cell types but is over-expressed in most cancer cells. In scientific circles, telomerase activity is considered a key factor in the process whereby cancer cells loose their normal mortality, a common feature for all cancers. GV1001 could therefore theoretically turn out to be a universal cancer vaccine, which is reflected by Pharmexa's broad development program for GV1001.

GV1001 has achieved orphan drug status for the treatment of pancreatic cancer both in Europe and in the United States.

GV1001 in pancreatic cancer – Phase III
Pharmexa has initiated Phase III clinical studies with GV1001 in patients with pancreatic cancer. GV1001 is tested in two large-scale Phase III studies of a total of 1,630 patients called the PrimoVax study and the Telovac study:

The PrimoVax study is sponsored by Pharmexa. The study includes 520 patients with pancreatic cancer, and 67 hospitals in ten European countries and Australia and the United States are enrolling patients for this study. Pharmexa considers the PrimoVax study to be a pivotal study which in case of a satisfactory result can lead to a registration of GV1001 for the treatment of pancreatic cancer in Europe, Australia and the United States in 2009/2010.

In the PrimoVax study, GV1001 is tested side by side with the current standard treatment gemcitabine (Gemzar®), a chemotherapeutic agent approved for the treatment of pancreatic cancer. The patients in the PrimoVax study will be randomly divided into two equal-sized groups:

- 260 patients receiving the standard treatment with gemcitabine chemotherapy; and
- 260 patients receiving GV1001. If/when the condition of these patients deteriorates, treatment with gemcitabine will be added.

Thus the PrimoVax study is in continuation of a previous Phase I/II clinical study with GV1001 which showed that treatment with GV1001 as a monotherapy prolonged patient survival compared to the effect previously seen with gemcitabine. The primary endpoint in the PrimoVax study is survival, and the secondary endpoints include time to progression and safety. Results are expected in the second half 2009.

The Telovac study is a large Phase III study designed and managed by the Pancreas Cancer Sub-Group, a department of the National Cancer Research Institute in the United Kingdom which is co-financing the study. The study includes 1,110 patients and is currently enrolling patients from 31 hospitals in the United Kingdom.

In the Telovac study, GV1001 will be tested together with a combination of the chemotherapeutic agents gemcitabine (Gemzar®) and capecitabine (Xeloda®). 1,110 patients with inoperable pancreatic cancer will be randomly divided into one of the three arms:

- 370 patients will receive gemcitabine and capecitabine chemotherapy in a standard treatment;
- 370 patients will initially be treated with gemcitabine and capecitabine for eight weeks, after which they will be treated with GV1001; and
- 370 patients will be treated with gemcitabine and capecitabine concurrently with GV1001.

The primary endpoint is survival, and the secondary endpoints include time to progression and safety.

The Telovac study will be co-financed by Cancer Research UK (CRUK) and conducted by the CRUK's Liverpool Cancer Trials Unit. Pharmexa will pay for vaccine for the study, along with a number of the costs related to monitoring and data collection. The pharmaceutical company Roche is sponsoring Xeloda® in the study. Results are expected in 2011.

GV1001 in liver cancer – Phase II
The HeptoVax trial is a Phase II, open-label study designed to evaluate the safety and efficacy of GV1001 in advanced hepato-cellular carcinoma ("HCC" or "liver cancer"). The study has enrolled 40 patients from three centers in Spain, France and Germany. Final results from the study are expected in mid-2008.

The HeptoVax study measures objective tumor response (tumor size and number) and time to progression. Approximately half of the patients with advanced stage liver cancer die within a year and survival benefits in the trial will also be measured.

GV1001 in lung cancer – Phase II
The Rigshospitalet-Radiumhospitalet in Norway has started a Phase II study with GV1001 in non-small cell lung cancer (NSCLC). The study is a so-called investigator-sponsored study designed and managed by the Cancer Clinic at Rigshospitalet-Radiumhospitalet in Oslo, Norway, in collaboration with the St. Olav Hospital in Trondheim, Norway. Pharmexa has agreed to supply GV1001 for the study, which is partly funded by the Research Council of Norway.

The study is an open label exploratory Phase II study in 20 patients with stage IIIA and stage IIIB non-small cell lung cancer.

The primary endpoint in the study is immune response measured by specific T-cell responses and DTH (skin reaction). Secondary endpoints include safety and time to progression.

Results from the study are expected in the first half of 2009.

Pharmexa holds all the rights to GV1001.

PX 104.1: A Therapeutic Vaccine against Breast Cancer – Phase II

In August 2006, Pharmexa announced that it had stopped additional recruitment of patients to a Phase II study of the breast cancer vaccine PX 104.1 since, based on a review of preliminary data, it was unlikely that the study would meet its primary endpoint, objective tumor response, if it was finalized. Six out of the seven patients in total that received the four initial immunizations developed clear antibody titers. The vaccine is thus clearly biologically active and capable of generating a significant immune response to the HER-2 receptor, even in these critically ill breast cancer patients. Pharmexa interprets this result as a validation of the AutoVac™ technology platform. Pharmexa continues to investigate the future potential for PX 104.1.

No serious adverse events related to the vaccine have been reported in the study. The study had therefore at this time met its most important secondary endpoints: immune response and safety.

Pharmexa holds all the rights to PX 104.1.

PX 103.2: A Therapeutic Vaccine against Breast Cancer – Phase I

PX 103.2, also called HER-2 DNA AutoVac™, is a vaccine designed to treat breast cancer by stimulating the immune system to form killer cells to combat cancer cells. A Phase I/II clinical study involving 27 patients was successfully completed in December 2002. HER-2 (Human Epidermal Growth Factor Receptor 2) is a validated cancer target. Approximately 20-30% of women diagnosed with breast cancer over express the HER-2 protein on tumor cells, and this over expression is generally associated with a more aggressive progression of the disease and a poorer prognosis than in HER-2-negative patients. HER-2 is also over expressed in many other types of cancer.

Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, signed an agreement in March 2005 under which BN ImmunoTherapeutics obtained a global non-exclusive license to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN® vector. The agreement includes milestone and royalty payments to Pharmexa. Bavarian Nordic has announced that it has started two phase I studies with the combination of the HER-2 DNA AutoVac™ vaccine and the MVA-BN® vector (in Bavarian Nordic's terminology "MVA-BN® HER2"). Results from these two studies are expected in the first half of 2008.

PX 107: A Therapeutic Vaccine against Bone Disorders

In a number of metabolism-related bone disorders, changes are seen in the concentration of the receptor activator of the NF-kappaB ligand (RANKL). RANKL is an important regulator in bone resorption and a therapeutic target for diseases associated with bone destruction such as osteoporosis, bone metastases, rheumatoid arthritis and metabolism-related bone disorders.

Preclinical studies by us and our collaborative partners suggest that vaccination against the RANKL protein using the AutoVac™ method may be effective in the control of bone loss and inflammation in connection with certain diseases and other conditions. We are in the process of developing PX 107 as a human RANKL AutoVac™ vaccine to be used against bone disorders. The vaccine is intended to inhibit the rate of naturally recurring bone resorption in cases where the rate of natural bone formation has lessened, as in, for example, osteoporosis. The aim is to restore a balance between bone resorption and bone formation so that normal bone density is restored and maintained.

Based on publicly reported data, we understand that Amgen Inc. has achieved proof of concept in humans of RANKL as a target protein for vaccines targeted against bone loss. We understand Amgen Inc. has commenced Phase III studies of a monoclonal antibody (passive immunotherapy) against RANKL. Although these results provide support for our development of an active immunotherapy vaccine directed against RANKL, they are indicative only and we cannot assure you that we will achieve similar results with PX107.

We are continuing the preclinical development of PX107 and are planning clinical trials.

We hold all the rights to PX 107.

PX 106: A Therapeutic Vaccine against Alzheimer's Disease

Since 2000, we have had a research and development collaboration with H. Lundbeck A/S in which Pharmexa's AutoVac™ technology has been used to develop a vaccine as a therapy for Alzheimer's disease. Existing therapies for Alzheimer's disease are currently limited to symptom relief, so there is a great need for new and improved drugs.



Earlier in the collaboration, we obtained proof of concept of the vaccine in animal models. This means that, used on the protein target causing Alzheimer's disease in relevant animal models, the AutoVac™ technology had the desired effect of reducing the development of amyloid plaques in the brains of mice. On the basis of these results, H. Lundbeck started preclinical development of the project, during which time a limited number of AutoVac™ molecules were studied in greater detail with a view to the final selection of a development molecule and back-ups for clinical trials in patients.

H. Lundbeck holds an exclusive global license for PX 106 for the treatment of Alzheimer's disease. Pharmexa A/S will receive milestone payments and royalties on any future sales of the vaccine. H. Lundbeck may unilaterally terminate the agreement without cause. In December 2007, H. Lundbeck and Pharmexa A/S expanded and updated the original license agreement from April 2000.

EP1090, EP1043 + 1090, EP1233 and EP1232 (MV-BN32): Vaccines against HIV

We are currently conducting Phase I trials in connection with several vaccines directed against the HIV virus, either preventatively or therapeutically, which were initially developed through Pharmexa-Epimmune. Several of these trials are currently being funded principally through various divisions of the National Institutes of Health (NIH) in the United States. Based on the results from these studies, we will evaluate how best to fund such further development, including potentially through grants.

We set forth below details of these projects.

EP1090: A therapeutic vaccine directed against HIV

EP1090 is a polyepitope-based DNA vaccine directed against HIV that is designed to activate the immune system's CTL response to attack HIV-infected cells. We hold all the rights to EP1090.

In two previous Phase I trials, we established safety and tolerance. We have initiated a Phase Ib study with EP1090. In this trial involving HIV-infected volunteers, EP1090 will be delivered using the BioJect 2000 needle-free device to permit us to study whether that method of delivery might improve the immunogenicity of EP1090. We currently anticipate that the final results from this trial will be available in early 2008.

EP1043 + EP1090: A preventive vaccine directed against HIV

EP1043 is a polyepitope-based recombinant protein vaccine against HIV that is designed to activate the immune system's HTL response and to be used in combination with vaccines that activate the immune system's CTL response, such as EP1090.

The EP1043 + EP1090 combination is currently being tested in a Phase I trial sponsored by the Division of AIDS of the National Institutes of Health (NIH) in the United States. The study is called HVTN-064. Eighty-four volunteers are enrolled in the study in the United States. We hold all the rights to EP1043 as well as to EP1090. Preliminary data published for HVTN show that EP1043 is safe, well tolerated and immunogenic.

EP1233 and EP1232 (MVA-BN Polytope): A preventive vaccine directed against HIV

EP1233 is a polyepitope-based DNA vaccine that is designed to act against HIV by activating both HTL and CTL responses. An epitope-matched MVA (modified vaccinia ankara) viral vector vaccine (jointly owned by Pharmexa and Bavarian Nordic), EP 1232, is also under development for use in combination with EP1233.

The research and development costs associated with EP1233 and EP1232 are principally funded through a grant from the National Institute of Allergy and Infectious Diseases (NIAID) in the United States. Under this grant, we are leading a consortium consisting of Bavarian Nordic, SRI International and Althea Technologies. The study is called HVTN-67. We and Bavarian Nordic hold the commercial rights to EP1233 and EP1232.

Two Phase I studies funded by Bavarian Nordic with EP1232 in healthy volunteers and HIV-infected patients, respectively, have been initiated in Germany.

OUR TECHNOLOGIES

As part of our strategy to strengthen our active immunotherapy technology platform, we have continued to develop our proprietary recombinant protein vaccine technology, or AutoVac™, and through the acquisition of GemVax and a substantial portion of the assets and activities of Epimmune Inc., now embodied in Pharmexa-Epimmune, peptide- and polyepitope-based technologies. We have also acquired additional technologies, in particular, PADRE® and EIS™, which we believe will not only enhance our research and development abilities but may also provide opportunities for revenue generation through licensing to third parties.

We believe that our technologies, including those developed by Pharmexa A/S and those acquired through GemVax and Pharmexa-Epimmune, integrated together, strengthen our abilities and opportunities.

Epitope- and Polyepitope-Based Vaccines
Using technology acquired when we acquired GemVax and most of the business and assets of Epimmune, Inc., we are working on several so-called epitope-based vaccines. An epitope is a short sequence of amino acids, the building blocks of the body, which the immune system can recognize and react against. For example, the length of our patented PADRE® epitope is 13 amino acids. Such short sequences of amino acids are called peptides. Proteins, by contrast, are very long sequences of amino acids, sometimes with a length of more than a thousand amino acids. A polyepitope is a chain of epitopes.

When the body is attacked by a virus or bacteria or other pathogen, it is the epitopes from such pathogens that the immune system recognizes and reacts against. Certain cells in the immune system break down protein molecules, for instance from a virus or a cancer cell, and present small peptide fragments from these proteins on their surfaces. Some of these fragments may be recognized by the immune system. When that occurs, an immune response begins.

However, not all epitopes are equally good at triggering an immune response, either because the epitope tends not to be presented in a way that the body's immune system recognizes or because it is not presented a sufficient number of times. This is one of the reasons why cancer cells may escape the notice of the immune system. The immune system must encounter the epitope in the right way and a sufficient number of times before the process constituting an efficient immune response begins.

Vaccines can be used to trigger the epitope recognition process, because, for a large number of cancer proteins and proteins from viruses and bacteria, special technologies can now be used to identify and subsequently produce epitopes that the immune system is known to be able to recognize. As part of our acquisition of most of the assets of Epimmune, Inc., we acquired the patented EIS™ technology for identifying epitopes.

Epitope and polyepitope vaccines such as GV1001, EP1090 and EP1300 are designed to ensure that the immune system encounters a sufficient number of the epitopes against which an immune response is desired, and encounters them in the right way for the desired immune response to actually begin. For example, GV1001 is a 16-amino-acid-long sequence which contains two different types of epitopes in order to activate both the HTL and CTL responses of the immune system so that attacks begin on the cells expressing the telomerase enzyme, which is present in cancer cells.

EP1090 and EP1300 are examples of polyepitope vaccines, which contain many different epitopes from several different proteins. Polyepitope vaccines are designed to help ensure that the vaccine remains effective even though a virus or cancer cell mutates and replaces some of its proteins. At the same time, polyepitope vaccines are designed to help ensure that the vaccine is effective in a broad population.

Epitope vaccines differ from recombinant protein vaccines (such as our AutoVac™ vaccines) in a number of respects. Generally, epitope vaccines lead to a cell-based immune response, whereas recombinant protein vaccines lead to an antibody response. Epitope vaccines are often administered as DNA vaccines, meaning that instead of injecting the actual epitope, a piece of DNA is injected which leads to the production of the epitope within the cell. This influences how the epitope is presented to the immune system. Protein vaccines are administered as proteins.

Recombinant Protein Vaccines: Our AutoVac™ Technology
We utilize a proprietary active immunotherapy technology, AutoVac™, for the development of protein-based or recombinant therapeutic vaccines.

A number of serious chronic diseases, such as various inflammatory diseases and cancers, are caused by or associated with the aberrant expression or over-expression of self-proteins that contribute to the pathogenic process. AutoVac™ is a vaccine approach that bypasses immune tolerance by generating cross-reactive antibody or CTL responses against a number of selected self-proteins that are pathologically associated with diseases. AutoVac™ product molecules consist of disease-associated self-proteins that, through genetic engineering, have been modified to contain engineered promiscuous foreign HTL peptides. These are formulated into a vaccine together with an adjuvant (a general immunostimulatory auxiliary substance) and used for therapy.

AutoVac™ can be applied both as a protein product and as a DNA product depending on the nature of the desired immune response. The Protein AutoVac™ product induces primarily a therapeutic antibody response relevant in inflammatory diseases, cancer and many other types of diseases. The DNA AutoVac™ product produces primarily a strong CTL response, which is principally relevant in cancer but may also be relevant for infectious diseases. Under a license agreement with us, Bavarian Nordic is developing a breast cancer vaccine based on the DNA AutoVac™ technology.

PADRE® Technology
PADRE® is a family of proprietary molecules that are potent, synthetic, "universal" HTL epitopes. When combined with vaccines, PADRE® potentiates both the antibody-based and cellular immune responses to the vaccine. We use PADRE® for example in our AutoVac™ technology for bypassing immune tolerance and inducing potent antibody-based immune responses to self-antigens. PADRE® can also be used

as a carrier to enhance vaccine potency, and can be incorporated into, for example, recombinant protein-, peptide-, DNA-, or carbohydrate-based vaccines. Thus, PADRE® is a very versatile technology, as witnessed by its use among numerous scientific groups around the world.

EIS™ Technology

The Epitope Identification System (EIS™) is a technology that enables the analysis of extensive libraries of DNA and protein sequence data for target epitopes that have the ability to be recognized by the human immune system. EIS™ is designed to identify rapidly novel epitopes from amino acid sequence data of any potential immunotherapy targets, such as viruses, bacteria, parasites, tumor-associated antigens or other self-antigens associated with the pathogenesis of disease. EIS™ is also used to modify epitopes to enhance or suppress immune responses. The EIS™ technology allows us to develop epitope-based vaccines that target conserved regions of antigens to provide coverage of the global population.

RESEARCH PROJECTS

We are currently researching new targets and vaccines. Many of these have not reached an advanced stage of research, and no determination has been made in respect of whether to advance these research projects to the development stage.

As part of the integration of the Pharmexa operations and Pharmexa-Epimmune, we have commenced research in respect of a vaccine targeted against current, emerging and pandemic influenza. Our approach is based on conserved CTL and HTL epitopes. This approach could potentially overcome several of the drawbacks of conventional influenza virus vaccines, which are designed to induce primarily antibody responses but which must be revised as the influenza virus coat proteins mutate.

The identification and use of epitopes that are not subject to rapid mutation support the design of a vaccine that can be used without modification in subsequent influenza seasons. Epitopes shared by common human influenza strains and those most likely to be associated with pandemic influenza infections, specifically avian strains, will also be included in the vaccine. Thus, the vaccine can be produced prior to the identification of particular circulating strains, including potentially pandemic avian strains, which is a major advantage. Furthermore, epitope-based vaccines may prove more efficacious in the aging population, in which natural cellular immune responses commonly wane. Additionally, an epitope-based vaccine may enhance the immune response to traditional influenza vaccines by priming or enhancing the immune system prior to a vaccination with a more traditional vaccine, and may result in reduced vaccine dose requirements or the need for additional immunizations. We will require significant additional research-stage testing before we can consider moving any influenza vaccines to the development stage, and we may never be able to do so.

MATERIAL CONTRACTS

We have entered into collaborative arrangements with H. Lundbeck, Genimmune, Bavarian Nordic and Schering-Plough, among other companies, in respect of our technology platforms, for work related to CNS diseases, breast cancer and infectious diseases. The following is a summary of our most significant agreements and collaborations. For more information about projects under development with our collaborative partners, see also *"Our Business – Our Therapeutic Targets, Product Candidates and Technologies – Our Product Candidates"*.

Agreement with H. Lundbeck

In April 2000, Pharmexa A/S signed a research and license agreement with H. Lundbeck, a pharmaceutical company focused on CNS disorders, on the use of the AutoVac™ technology for a specific target relating to Alzheimer's disease. We have granted H. Lundbeck an exclusive global license for the vaccine candidate PX 106 for Alzheimer's disease. Pharmexa A/S will receive milestone payments and royalties on any future sales of the vaccine. H. Lundbeck may unilaterally terminate the agreement without cause.

In December 2007, H. Lundbeck and Pharmexa A/S expanded and updated the original license agreement from April 2000. The agreement represents a strengthening of H. Lundbeck's rights to PX106 and other potential Alzheimer vaccines covered by Pharmexa's patents. Furthermore, the agreement includes a cash payment of DKK 10 million made to Pharmexa A/S on execution of the agreement and that H. Lundbeck assumes certain costs related to patenting. Moreover, the royalty payable by H. Lundbeck to Pharmexa on any future sales of the vaccine was reduced. Under the agreement, H. Lundbeck has, furthermore, undertaken, if possible, to purchase Preemption Rights in the Offering and to exercise such Preemption Rights for a total investment of DKK 25 million. The agreement is subject to Danish law, and any disputes will be settled by arbitration in Copenhagen.

Agreements with Bavarian Nordic

On March 3, 2005, Pharmexa A/S entered into an agreement with BN ImmunoTherapeutics, a subsidiary of Danish biotech company Bavarian Nordic, granting BN ImmunoTherapeutics a global non-exclusive license to HER-2 DNA AutoVac™ MVA-BN®-based cancer vaccines.

The agreement involves the payment of milestones and royalties to Pharmexa A/S on any future income to BN

ImmunoTherapeutics. The agreement expires when BN ImmunoTherapeutics' obligation to pay royalties ends but may be terminated earlier at any time by BN ImmunoTherapeutics giving 90 days' notice. The agreement is subject to Danish law, and any disputes will be settled by arbitration in Copenhagen.

Through its subsidiary Pharmexa-Epimmune, Pharmexa signed a collaborative and license agreement with Bavarian Nordic on November 28, 2001. Under this agreement, the parties will collaborate with the goal of developing an HIV vaccine by combining Pharmexa Epimmune's technology and expertise in the fields of T-cell epitope identification and vaccine design with Bavarian Nordic's MVA-BN® vaccine technology and its development and manufacturing expertise in HIV vaccines. The research part of the agreement is non-exclusive, allowing both parties to work with other HIV technologies. The agreement generally relates to joint development and commercialization of a potential HIV vaccine. The research collaboration runs for five years and therefore formally expired at the end of 2006, but the earliest expiry of the agreement and any related rights will be subject to the expiry of patents, if any, or a 10-year period from the first commercial sale of an HIV vaccine, whichever is the longer. The agreement is terminable by either party in case of breach or bankruptcy. The agreement is subject to the laws of the state of New York, USA.

Aside from the above-mentioned agreement, Pharmexa-Epimmune was awarded a development contract by NIH in late 2003 for the funding of various HIV vaccine development projects. In that connection, Pharmexa-Epimmune entered into another contract with Bavarian Nordic on September 30, 2004 under which Bavarian Nordic will act as subcontractor to Pharmexa-Epimmune. With respect to rights and other commercial terms, the contract refers to the collaborative agreement between the two companies from 2001 as described above.

Agreement with Genimmune

In July 2001, Pharmexa-Epimmune signed a collaborative agreement and a license agreement with US-based Genencor International Inc. In March 2004, Innogenetics NV announced that it had acquired the therapeutic vaccine programs of Genencor International, Inc. As part of this acquisition, Innogenetics acquired the rights and obligations under the collaborative agreement and license agreement with Pharmexa-Epimmune. As of October 1, 2007, Innogenetics hived off its vaccine activities into a wholly-owned subsidiary called Genimmune, and the agreement has been assigned to that company. Under these agreements, Pharmexa-Epimmune will develop polyepitope vaccines for HBV, HCV and HPV for further development by Genimmune. Under the collaborative agreement, Genimmune pays Pharmexa-Epimmune for research costs incurred on a time-spent basis, however, up to a maximum amount corresponding to a specified number of full-time positions. Under the license agreement, Genimmune holds an exclusive right to apply know-how and patents in relation to the commercial utilization of the vaccines against HBV, HCV and HPV in return for future milestone and royalty payments. The agreements are subject to the laws of the state of California, USA.

Agreement with Schering-Plough

In March 2000, Pharmexa A/S signed a broad license agreement that gives Schering-Plough Animal Health exclusive rights to all veterinary applications of the AutoVac™ technology in exchange for future milestone payments and royalties. Schering-Plough may unilaterally terminate the agreement without cause. The agreement is subject to the laws of the state of New York, USA.

Development Agreements (NIH Agreements)

Over the years, Pharmexa-Epimmune has received a number of grants from the National Institutes of Health (NIH) for the development of HIV and malaria vaccines and technologies. In this context, a number of agreements are in place between Pharmexa-Epimmune and NIH, under which Pharmexa-Epimmune is obliged to pursue the development of specific HIV and malaria projects against payment from NIH. Each individual agreement is a framework agreement, under which Pharmexa-Epimmune receives compensation for research costs incurred on a time-spent basis, however, up to a specified maximum amount. No further details about the NIH agreements are provided in the Prospectus, but they are mentioned in the description of the relevant projects in "*– Our Product Candidates*".

CMO and CRO Agreements

Like most other biotech companies, Pharmexa has signed a number of agreements with contract manufacturing organizations (CMOs) and contract research organizations (CROs). The CMO agreements were formed with the goal of manufacturing our product candidates for clinical studies. The CRO agreements were formed with a view to managing and conducting our clinical studies.

With respect to the PrimoVax study, agreements were made with the CROs Orion Clinical Services (concerning activities in Europe and Australia) and Icon Clinical Research L.P. (concerning activities in the United States). Under the agreement with Orion Clinical Services, they receive regular payments for work performed. The agreement may be terminated by either party given three months' notice and is subject to the laws of the United Kingdom. Under the agreement with Icon Clinical Research L.P., they receive regular payments for work performed. The agreement may be terminated by Pharmexa giving two months' notice. Other than in the case of default, the agreement is interminable for Icon Clinical Research L.P. until May 15, 2009. The agreement is subject to the laws of the United Kingdom.

The other CMO and CRO agreements are not described further in this Prospectus. The background for the CMO and CRO agreements is provided in *"– Our Suppliers: CMOs and CROs"*.

THE RESEARCH AND DEVELOPMENT PROCESS

We categorize the creation and testing of product candidates into two phases: research and development. Our research department consists principally of scientists in molecular biology, protein chemistry and immunology. The development department consists of specialists in the clinical development of product candidates, including clinical trial, quality and regulatory specialists. Although our research department consists of a larger staff than our development department, development is typically a more expensive process requiring more outsourcing.

The research phase includes the identification of potential targets and epitopes and the design of vaccines. We also do laboratory testing and animal testing of our concepts. The development phase includes the preclinical development of a product candidate, including the development of manufacturing processes, the development of a plan for clinical testing and various preclinical studies designed to lay the groundwork for the clinical trial phase of development. It also includes clinical testing in humans.

In order to obtain regulatory clearance for the commercial sale of our development products, we must demonstrate through preclinical studies and clinical studies that a product candidate is safe and efficacious for use in humans for each disease. Clinical trials, which are conducted on human subjects, are subject to significant regulatory supervision and are designed with specific success criteria, based on the phase of the study.

Prior to entering the first clinical studies, preclinical efficacy and safety must be established in animal models. Preclinical efficacy is typically established during the research phase in animal models. Preclinical safety is established through the conduct of toxicological studies in relevant animal species. A relevant species for evaluation of toxicity will be a species where homology and distribution of the target protein is close to that in man. In addition to the initial preclinical safety testing prior to clinical Phase I studies, different kinds of chronic safety studies are sometimes required before clinical Phase II and III trials, depending on the disease and patient population.

Preclinical safety testing is performed according to current Good Laboratory Practice (cGLP) and therefore the product used at this stage must be manufactured and documented according to cGLP. All clinical trials are performed according to current Good Clinical Practice (cGCP), and the product to be tested during the clinical phases must therefore fulfill applicable standards with respect to manufacturing and documentation as described for current Good Manufacturing Practice (cGMP).

Phase I clinical studies are typically performed in healthy volunteers with the principal objectives of investigating safety and tolerability and distribution and metabolism of the active substance. In the development of pharmaceuticals for the treatment of serious diseases, such as metastatic cancer, clinical Phase I is performed in a relatively small number of ill patients. The principal objectives are to evaluate safety and the ability to elicit an immune response, which is evaluated through endpoints such as antibody titers and CTL responses.

In clinical Phase II studies, the principal objective is to demonstrate efficacy and confirm safety. It is the aim in clinical Phase II to obtain proof of concept at dose levels that are safe and to establish dose regimens for Phase III clinical studies. Proof of concept in therapeutic vaccine trials may be based on surrogate endpoints like tumor regression in cancer, reduction of relevant bone markers in osteoporosis or firm endpoints such as increased survival in cancer.

Clinical Phase III studies are needed to generate the required documentation regarding safety and efficacy in a larger patient population. They are generally randomized controlled studies enrolling from several hundred to up to thousands of patients, depending upon therapeutic indications and regulatory requirements. Clinical Phase III is the last step before compilation and submission of applications for permission to market a product candidate.

The clinical study phase typically follows the above scheme, although clinical studies can be designed to accomplish multiple findings. In addition, multiple studies can be conducted at any of the phases in order to investigate alternative indications or delivery methods or to obtain additional data.

We regularly evaluate our ongoing projects through our Project Evaluation Board and Portfolio Evaluation Board. Twice annually, a senior team of scientists from both our research and development departments spend a week evaluating the status of individual projects and our portfolio. As part of this process, we may re-prioritize our projects, transfer new products to the development phase or make the determination to terminate a project.

SAFETY, TREATMENT AND MANUFACTURING

Safety Profile of Active Immunotherapy

A general concern sometimes raised in connection with active immunotherapy is the potential risk of induction of a permanent immune response. We believe that our vaccines are unlikely to present a significant risk of a permanent immune response. This conclusion is based on three general premises:

- the current general understanding of how the immune system functions and is regulated supports a conclusion that a self-sustaining permanent immune response is unlikely;
- data from numerous animal experiments and patient trials in respect of our vaccines is consistent with this understanding and show that vaccine-induced immune responses are temporary;
- the available data from other therapeutic vaccines in human trials indicate that vaccine-induced immune responses are temporary.

Based on these premises, we believe that data generated by us and others support a conclusion that therapeutic vaccines, including our vaccines, do not present an extraordinary inherent risk. As with any new drug or treatment, however, the final risk analysis will be determined after extensive clinical testing.

Immunotherapy Treatment Regimen

We expect that our active immunotherapy products will be patient-friendly drugs, easy to administer intramuscularly or subcutaneously, with three to four initial immunizations two to four weeks apart. We anticipate that treatments will not require hospitalization of patients. Depending on a patient's requirements, subsequent booster injections could be given approximately every three months or more to sustain the desired immune responses. In chronic diseases, this regimen could potentially continue throughout the patient's lifetime. The anticipated dose for our products may vary between vaccine formats and from indication to indication, but is expected to be in the per injection range of 100-500 micrograms for recombinant AutoVac™ products, 10-500 micrograms for peptide products, and 3-5 milligrams for DNA products.

We anticipate that our immunotherapy products will be packaged as freeze-dried powders or as ready-to-use solutions. The product may be packaged with a secondary solution of adjuvant that would require mixing with the product before administration.

Manufacturing

For our product candidates, the actual product required is lower than that required by many monoclonal antibodies currently being used.

We expect that this reduction in product needs will translate into a lower cost-of-goods, which we believe may provide a competitive advantage. Furthermore, since our vaccine products are single protein molecules, manufactured using standard production, purification and analytical techniques, they can be simple to produce compared to other vaccine technologies such as patient tailored vaccines.

Peptide vaccines are synthesized artificially and generally have lower production costs than other biological drugs.

OUR SUPPLIERS: CMOS AND CROS

Our principal suppliers are the contract research organizations (CROs) on whom we rely for the conduct of our clinical studies and the contract manufacturing organizations (CMOs) on whom we rely for the manufacture of our product candidates for clinical studies.

Management of clinical studies requires an extensive logistical effort and extensive contacts with the institutions that typically host clinical studies. We have outsourced the management of our clinical studies to CROs in order to capitalize on their expertise in the field and because developing in-house expertise equivalent to that of the CROs would be prohibitively expensive. We select the CROs that manage our clinical trials with considerations for previous experience in similar technologies, the ability to collaborate with us on a particular project, contacts with potential test centers and other factors. We seek to involve CROs as early as possible in the study design process in order to have the benefit of their experience in trial design.

Drugs for clinical tests must be manufactured according to current Good Manufacturing Practice (cGMP) in a clean and controlled environment, requiring substantial investments in dedicated equipment and premises. Rather than doing this ourselves, we outsource the manufacturing of our clinical test vaccines. We have created a network of collaborative partners and have, in recent years, gained extensive experience in project and quality management through working with several different CMOs. We attach importance to starting the collaboration with the CMO early in the process, allowing us to transfer processes and analysis methods in a quick and effective manner when our vaccines are ready for production.

OUR CUSTOMERS

Because we have not yet taken any of our product candidates to market, our customers are limited to our collaborative partners. We are actively seeking collaborations in respect of several of our product candidates and will enter into collaborative or other marketing or license agreements in various geographic regions as appropriate. See *"Our Business – Our Collaborative Agreements"*.

If we are able to market any of our drugs, our customers will come to include doctors. We will also be required to develop relationships with third-party payers, such as national health services and insurers, who will play an important role in determining whether our products may be prescribed to patients within their coverage.

TREND INFORMATION

Pharmexa is a research-based business with no products yet on the market. Consequently, Pharmexa does not have in-house production facilities or operations, and we are not directly affected by new trends within production.

There is a continuous focus on reducing the rate of increase in health care costs, which has resulted in price pressure in recent years within certain areas of the pharmaceutical market. Management expects this trend to remain unchanged in the years ahead. However, Management believes that demographic developments, increased treatment penetration, especially in newly indus¬trialized countries, and better diagnostic tools will result in continuing strong growth in global drug sales.

PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS

The protection of rights to intellectual property is important to us, and we have sought and obtained patents in a large number of international jurisdictions for our core technologies and products. The principal object of our patent strategy is to achieve maximum protection of our primary technology platforms and retain exclusive rights to our methods. This includes further patent protection for individual product candidates through a number of patents covering the product itself, and important processes for improving effect and prolonging the protection period. Another object is to ensure that we and our collaborative partners avoid and are aware of all third party patents that could limit out freedom to operate, and any patent issues that may impact the projects. Patent applications are, as a minimum, always filed in the EU, the United States, Canada, Australia and Japan.

OVERVIEW OF PATENTS

Currently, our group owns patent applications and granted/issued patents relating to active specific immune therapy which targets proteins, peptides and cells characteristic of a range of diseases such as cancer, inflammation and infections. Such patent coverage ranges from patents and applications covering platform technologies such as the AutoVac™ and EIS™ technologies, and proprietary molecules such as the PADRE® family of molecules to patents and applications relating to specific immunotherapy products and responses as well as methods and uses which target defined antigens and diseases. In addition, a number of patents and applications that relate to improved preparation and purification methods are included in our patent portfolio. We intend to continue to file applications for patents covering our products and well as our technologies.

Pharmexa A/S at present holds the rights to 198 granted or issued national patents. Further, in excess of 260 patent applications are currently pending, some of which are national patent applications while others are pending before regional patent offices such as the European Patent Office and the Eurasian Patent Office.

GemVax holds the rights to 42 granted or issued national patents. Further, in excess of 45 patent applications are currently pending, some of which are national patent applications whereas others are pending before regional patent offices such as the European Patent Office.

Pharmexa-Epimmune holds the rights to 86 granted or issued national patents. Further, in excess of 160 patent applications are currently pending, some of which are national patent applications and others are pending before regional patent offices such as the European Patent Office.

STATUS OF PATENTS

GlaxoSmithKline has filed an opposition against Pharmexa A/S's European patent 1 117 421. This patent covers, amongst other things, certain compositions for nucleic acid vaccine, live vaccine and viral vaccine utilizing the DNA AutoVac™ principles. The opposed patent also specifically relates to certain variants of HER-2. GSK's opposition does not, however, attack claims directed to HER-2 compositions. The opposition will most likely not affect protection of the HER-2 product as the HER-2 product-specific claims have not been challenged. The opposition focuses on the broad claims of the patent covering CTL induction which are distinct from our granted claims covering the HER-2 product. A written response to the opposition was filed by Pharmexa A/S on April 3, 2006, and GlaxoSmithKline has later commented in writing on this response. Currently, the parties are awaiting a summons to oral proceedings in preparation of which further written submissions will be made. The European Patent Office (EPO) has subsequently summoned the parties to oral proceedings to be held on February 20, 2008, when a final decision will be made. The decision may be appealed. Thus, a final decision in respect of this opposition is not expected to be made in the near term, although we hope for a determination in three to five years. The specific HER-2 molecules used in the HER-2 protein AutoVac™ vaccine, which Pharmexa A/S used in the Phase II studies, are covered by independent, subsequent patent applications. The second Phase II study in relation to the treatment of breast cancer patients with HER-2 Protein AutoVac was terminated in August 2006.

To strengthen our freedom to operate surrounding GV1001, GemVax has filed an opposition to Geron Inc.'s European Patent 0 841 396, which relates to the catalytic subunit of human telomerase protein. The Opposition was decided in the first instance after oral proceedings before the European Patent Office on June 13, 2006. The European Patent Office has granted Pharmexa's request to invalidate three unsupported broad claims related to telomerase peptide vaccines in Geron's European telomerase patent. Geron and Pharmexa have both appealed this decision, which is still in the written submission phase. A final decision is not expected until the end of 2008 or early 2009.

ELAN and Wyeth have opposed Pharmexa A/S's European patent 1 420 815, which is part of the abeta patent family licensed to Lundbeck. The patent does not cover any current activities in any of the projects covered in the collaboration between Pharmexa A/S and Lundbeck. The patent being opposed is a narrow patent in the abeta field and unlikely to ever be used to support Pharmexa A/S's or Lundbeck's commercial purposes. A final decision is expected within three to five years.

GemVax's European patent 1 093 381, which relates, inter alia, to the therapeutic use of the GV1001 vaccine, has been subject to opposition and appeal proceedings before the EPO. At the final hearing in the appeal proceedings held on August 30, 2007, the Board of Appeal of the EPO maintained GemVax's patent in amended form, meaning that the claims continue to cover the GV1001 vaccine. Thus, GemVax has retained the exclusivity of commercial exploitation of the GV1001 vaccine in Europe.

With respect to third party rights, at this time we are not aware of any patents or patent applications that could pose a freedom to operate issue with respect to Pharmexa A/S, Pharmexa-Epimmune or GemVax's utilization of active specific immunotherapy and the AutoVac™ and peptide vaccine approaches in particular. However, there may exist patents and other intellectual property rights that could block the use of active specific immunotherapy limited to certain, specified, target molecules.

For example, we are aware of a number of third-party applications that, if granted/issued with claims as currently pending, may cover our current or planned activities. In addition, an abeta patent application filed by Neuralab (an Elan subsidiary) may cover our planned activities relating to the abeta project because the claims as currently drafted are very wide and broad. There is a risk that some of these broad claims may proceed to grant. However, no patents have issued yet that seem to dominate any of Pharmexa's activities. Although we internally evaluate each particular target, based on external counsel's advice, and believe that we have freedom to operate, we have not obtained a third party opinion regarding our freedom to operate.

Even where our platform technology and method of application is free from any known third party competition or claims, when a specific antigen is targeted, third parties may claim that their patents or proprietary intellectual property is being infringed. If the production or commercial use of our vaccine products meet all of the requirements of any of the claims in the third party patents and applications mentioned above, we may need to obtain a license to one or more of these patents or applications. We cannot assure you that we will be able to acquire such a license, if at all, on commercially reasonable terms.

We sometimes use tetanus toxoid peptide containing constructs to invoke T-helper responses in order to bypass self-tolerance. To the best of our knowledge, the use of tetanus toxoid peptides in such constructs is unrestricted by third-party patents. Further, through Pharmexa-Epimmune, we hold the rights to other peptides (the PADRE® molecules), and to the best of our knowledge these peptides are unrestricted by third-party patents.

Where recombinant production of vaccine molecules is desired or necessary, Pharmexa is in most cases able to obtain an optimal protein structure using E. coli or yeast expression. Some more complex proteins require more complex expression systems such as insect or mammalian cells, and licenses may be required for these more complex systems. Pharmexa has acquired one license to an expression technology for such complex systems.

The immune responses evoked by immunization using our technologies may often be strong enough to be effective without the use of an adjuvant or merely require the use of non-proprietary immunogenic adjuvants. However, there may be cases where a proprietary adjuvant may be of benefit, and this may require a license from a third party. We have obtained such licenses to the ProVax (IDEC Pharmaceuticals) and QS-21 (Antigenics) adjuvants.

Tests in animal models and clinical studies indicate that vaccination with naked DNA AutoVac™ products is adequate for evoking a therapeutic response. However, delivery systems may be required or preferred for optimal formulations of DNA AutoVac™ products. Such delivery systems may require licenses.

TRADEMARKS

We also employ various trademarks such PADRE®, Pharmexa, Autovax, AutoVac, Pharmaccines for Life, Epimmune and a wheel logo (device mark). We have obtained and/or applied for European Union and/or United States national trademark protection for these trademarks as well as protection in a number of other countries. The applications may not be granted within the scope of registration cover applied for or at all. We may not be able to obtain global protection in territories that we consider to be of significant importance to us. Our trademarks could also be challenged by others. The trademarks of Pharmexa are not currently being challenged. However, we have challenged the registration of "Pharmexon" in France, "Pharmexin" in Greece, "Pharmaxis" in the United Kingdom, and "Attavac" in Belgium, Luxembourg and the Netherlands. These challenges are all pending.

GENERAL INFORMATION

Organizational Structure
Pharmexa A/S is the parent company in the Pharmexa Group consisting of Pharmexa A/S and its two wholly-owned subsidiaries Pharmexa Inc. (Pharmexa-Epimmune) and GemVax AS.

Pharmexa Inc. (Pharmexa-Epimmune) has its principal address at 5820 Nancy Ridge Drive, San Diego, California 92121, USA. The c/o address of GemVax AS is: Teknologisenteret, Kjølnes Ring 3918, Porsgrunn, Norway.


Pharmexa A/S
Pharmexa Inc
(Pharmexa-Epimmune)
GemVax AS

Employees
As of December 31, 2007, the Pharmexa Group had 102 employees, including 73 employees working at the head office in Hørsholm, 28 in San Diego and 1 in Norway. A breakdown of employees by job function is set forth below:

Offices and Facilities
Pharmexa A/S is located at the heart of the Danish Medicon Valley, in the Hørsholm Science Park, Denmark; an approximately 1,000,000 sq.m. science park with more than 65 companies situated close to four major universities and Copenhagen Airport. Pharmexa A/S currently leases and occupies approximately 4,500 sq.m. (excluding a 1,600 sq.m. basement) laboratories and offices.

The current lease agreement concerning Pharmexa A/S's facilities in the Hørsholm Science Park can be terminated giving 12 months' notice to expire on the last day of a month, provided, however, that neither the lessor nor the Company can give notice of termination of the lease agreement prior to June 30, 2012 to expire on June 30, 2013. Current annual lease payments total DKK 10.8 million excluding VAT.

The 4,500 square meters of space is divided into office space and laboratories. Laboratories account for some 50% of the space, animal facilities for some 10% and office and other facilities for the remaining approximately 40%.

Based in San Diego, Pharmexa-Epimmune is located in an area that boasts one of the highest concentrations of biotech companies in the world. San Diego is home to more than 500 biotech companies and leading academic institutions, including the UCSD, the Scripps Institute, the Salk Institute, the La Jolla Institute for Allergy and Immunology, the Burnham Institute and many others.

Pharmexa-Epimmune currently leases and occupies approximately 24,299 sq.ft. divided into office space (25%), laboratories (25%), animal facilities (13%), common space including a lunch room, copy rooms, meeting rooms and bathrooms (10%) and miscellaneous storage and undeveloped space (25%).

The current ten-year lease agreement expires on April 1, 2009. The consent of the landlord is generally required for assignment or sublet; however, in connection with a sale of substantially all of the tenant's assets, and if the assignee agrees in writing to assume the lease, the landlord's consent is not required. Current annual lease payments total approximately $615,000 USD.

GemVax has not signed any leases.

Insurance
We maintain group product liability insurance as well as individual company insurance for our sites, including coverage required under Danish and other applicable laws. We have taken out appropriate insurance covering all clinical studies performed by us or for which we are or may be liable, and we intend to continue to do so in respect of future studies. We believe that we maintain insurance coverage appropriate for our business and stage of development.

Litigation
Apart from the pending patent disputes, (see *"Patents and other Intellectual Property Rights"*), during the past 12 months, we have not been a party to any state proceedings, litigation or arbitration that has had a significant adverse effect on our financial position or profitability, and we are not aware of any threatened litigation that may have such effect going forward.

Related-Party Transactions
To the best of Management's knowledge and belief, the Company is not a party to any agreements concluded with

Employees	December 31, 2007	December 31, 2006	December 31, 2005	December 31, 2004
Research and development	80	86	77	46
Administration and other functions	22	21	17	13
Total	**102**	**107**	**94**	**59**



related parties that were not concluded on market terms. To the best of Management's knowledge and belief, the Company has not effected any transactions with related parties in the past three years. As of the date of this Prospectus, our board member Alf A. Lindberg owns 25,000 shares in Timmuno AS, corresponding to 1.71% of the total share capital of Timmuno AS (formerly GemVax Holding AS).

Transactions with Financial Advisor

No transactions that are material or unusual have been conducted between Pharmexa and the financial advisor or its group companies. Usual banking transactions have been carried out for us by Danske Bank A/S, the principal banker to Pharmexa.

Environmental Issues

We believe we are in compliance with all environmental legislation and regulations applicable to our activities.

SELECTED KEY FINANCIAL INFORMATION

Set out below is selected financial information for the financial years ended December 31, 2006, 2005 and 2004 and for the nine months ended September 30, 2007 and 2006.

The discussion below should be read in conjunction with Pharmexa A/S's annual and interim financial statements with notes thereto included elsewhere in this Prospectus.

The annual financial statements have been extracted from the audited annual reports for 2006 and 2005 with comparative figures for 2004 which were prepared in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

The interim report for the nine months ended September 30, 2007 with comparative figures for the nine months ended September 30, 2006 were prepared in accordance with the recognition and measurement criteria of the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The Company's auditor has reviewed the interim financial statements for the nine months ended September 30, 2007. The comparative figures in the interim financial statements are unaudited.

(In DKK thousands except for key ratios and other data)	Jan 1 - Sep 30, 2007 Reviewed	Jan 1 - Sep 30, 2006 Unaudited	2006 Audited	2005 Audited	2004 Audited
INCOME STATEMENT					
Revenue	14	1,985	2,040	2,680	21,344
Research costs	(31,321)	(34,974)	(47,644)	(42,452)	(26,591)
Development costs	(94,251)	(86,397)	(117,443)	(61,931)	(51,758)
Administrative expenses	(25,076)	(23,870)	(32,335)	(23,946)	(19,779)
Loss before other operating items	**(150,634)**	**(143,256)**	**(195,382)**	**(125,649)**	**(76,784)**
Net other operating income/expenses	15,481	18,632	21,785	2,649	18,443
Net financial income/expenses	4,181	3,390	4,547	4,933	(199)
Income taxes	0	0	0	0	0
Net loss for the year	**(130,972)**	**(121,234)**	**(169,050)**	**(118,067)**	**(58,540)**
BALANCE SHEET (end of period)					
Intangible assets	77,095	91,026	86,734	133,391	2,980
Marketable securities and cash and cash equivalents	100,477	211,778	165,260	331,782	167,497
Total assets	206,808	341,836	284,891	496,829	194,369
Share capital	414,544	376,893	376,893	375,999	163,999
Shareholders' equity	186,274	308,027	258,219	463,621	168,756
Total liabilities	20,534	33,809	26,672	33,208	25,613
CASH FLOW STATEMENT					
Cash flow from operating activities	(120,796)	(112,791)	(156,406)	(89,499)	(62,319)
Cash flow from investing activities[1]	(721)	68,195	66,924	731	(131,313)
of which net purchase and sale of securities	0	70,853	70,853	81,513	(130,675)
of which invested in subsidiaries	0	0	-	(76,733)	-
of which net investment in property, plant and equipment and intangible assets	(721)	(2,658)	(3,929)	(4,049)	(1,981)
Cash flow from financing activities	57,249	(2,398)	(3,723)	340,719	187,354
Change in cash and cash equivalents	(64,268)	(46,994)	(93,205)	251,951	(6,278)
KEY RATIOS AND OTHER DATA[2]					
Earnings per Share (per Share of DKK 10)	(3.2)	(3.2)	(4.5)	(4.4)	(4.3)
Average number of Shares	40,859,168	37,635,666	37,649,206	26,696,862	11,715,833
Number of Shares at end of period	41,454,395	37,689,240	37,689,240	37,599,840	16,399,920
Net asset value per Share, (per Share of DKK 10)	4.5	8.2	6.9	12.3	10.3
Share price at end of period	15.8	17.5	17.5	24	28
Share price/net asset value	3.51	2.14	2.56	1.95	2.72
Assets/equity,	1.11	1.11	1.10	1.07	1.15
Number of employees (full-time equivalents), end of period	102	107	107	94	59
Number of employees (full-time equivalents), average	104	102	104	63	60

(1) As a result of a change in the Company's portfolio management approach, since 2002 cash flow from investing activities has included purchases and sales of marketable securities.

(2) The ratios have been calculated in accordance with "Recommendations & Ratios 2005" issued by the Danish Society of Financial Analysts, December 2004. For definitions of terms used in the ratios, see *"Accounting policies"*

MANAGEMENT'S REVIEW OF OPERATIONS AND FINANCIAL STATEMENTS

The discussion below should be read in conjunction with our annual and interim financial statements and the notes thereto included elsewhere in this document. The audited financial statements for the financial years 2006, 2005 and 2004 are included on pages F-14 to F-47, while the unaudited interim financial statements are included on pages F-5 to F-10.

The discussion contains statements concerning future results that are subject to risks and uncertainties. The Company's actual results and financial condition may differ materially from the results and financial condition discussed or implied in these forward-looking statements. Factors that might cause such differences include, but are not limited to, those discussed in "Risk factors".

The comparability of our financial and other data from year to year has been affected by the acquisitions and disposals we have undertaken. Data for 2004 consist of figures for Pharmexa A/S only, as we had no subsidiaries during that year. Data for 2005 and later years consist of consolidated figures for Pharmexa A/S and its wholly-owned subsidiaries GemVax and Pharmexa-Epimmune. In May 2005, we acquired the Norwegian-based company GemVax, through a purchase by Pharmexa A/S of all the outstanding shares of GemVax; and in late 2005 we established a new subsidiary, Pharmexa-Epimmune, which acquired largely all the activities of the US-based company Epimmune Inc. Readers should bear these changes in mind when reviewing our data on a period-to period basis.

FACTORS INFLUENCING OUR RESULTS OF OPERATIONS

Income

Like other R&D-focused biotech companies, we receive limited income in connection with our operations. Our principal sources of income are revenue that we receive from our collaborations with other companies on specific projects, whereby such other companies typically provide us with funds calculated on an "FTE" basis, (i.e. with funds in amounts sufficient to allow us to employ a given number of full-time-equivalent personnel for a given time period), and grants received by our subsidiaries GemVax and Pharmexa-Epimmune from governments and other parties to fund certain research and development activities of those subsidiaries. We also receive financial income from the proceeds of our capital-raising activities. We invest such proceeds pending our use thereof to pay for research, development and other operations. Financial income is therefore dependent on when and to what extent research and development projects are carried through.

Expenses

The extent of our expenses in a given period is principally driven by the nature and scope of the specific projects in which we are engaged and whether each such project is in its research stage or its development stage. Typically, the cost of a project will vary over its life cycle from research through development, with expenses increasing from the research stage to the development stage and continuing to increase throughout the development stage, as the project matures from preclinical development through various phases of clinical development and as more vaccine is manufactured for studies and more extensive studies are undertaken. In addition, the cost of any particular project will vary depending on the technology on which it relies - specifically in our case whether the is project based on protein, peptide or recombinant DNA technology.

We segregate our operating expenses into research costs, development costs and administrative expenses.

Research costs include salaries and other expenses (including expenses related to patents, premises, IT and depreciation) attributable to a specific project that is in its research stage. Development costs include similar expenses (as well as additional expenses typically incurred during drug studies, such as extended project management, CMO and CRO expenses) attributable to a specific project that is in its development stage. The activity and cost profiles of research projects generally differ from those of development projects, as development involves significant activities outside the laboratory, including vaccine manufacturing, preclinical and clinical studies and data collection and analysis. We determine internally whether to treat a project as research-stage or development-stage and when to change the classification of a project from research-stage to development-stage.

Typically, a project is moved from research-stage to development-stage when we determine that its product shows sufficient long-term commercial potential for us to pursue its development through to commercial marketing and sale.

Administrative expenses include salaries and other compensation for our central management, expenses related to our general premises and other unsegregated overhead expenses such as general IT expenses and depreciation relating to administration.

We grant warrants exercisable for the purchase of Shares of the Company to research, development and administrative personnel, and we recognize the cost of such warrants in research costs, development costs or administrative expenses, respectively.

Amortization and Impairment Reviews of Intangible Assets

Our intangible assets primarily consist of patents, trademarks and technologies which can principally be attributed to the acquisition of GemVax and most of the assets of Epimmune. Only intellectual property rights acquired from third parties are included in the balance sheet. See below under "Significant accounting estimates". In addition, we capitalize the up-front costs of acquiring licenses that will be used over a pre-determined period. Intellectual property rights are amortized on a straight-line basis over the expected useful economic life of the assets. Moreover, our results of operations may be affected by any impairment charges taken if the value of the intangible assets are deemed no longer to exist or to have been impaired.

Taxes

We do not pay income taxes because we do not generate taxable income. In the future, if we do generate taxable income, we expect that applicable tax laws, including in Denmark, Norway and the United States, will allow us to avoid some or all tax on such income for specific periods by permitting us to carry forward past losses and apply them against taxable income.

CRITICAL ACCOUNTING POLICIES

Income

In general, we recognize revenue as it is earned. In the case of most grants that we receive, funds are provided in the form of reimbursements for expenses that we have already incurred. In such instances, revenue is recognized when the expense is incurred. Revenue from collaborative and similar agreements is recognized over the term of the agreement in accordance with the terms and conditions of each agreement, including with reference to such factors as whether the service concerned has been provided and payment to us has been or can be expected to be received.

Expenses

In general, we recognize expenses in our income statement as the expenses are incurred. For reasons discussed below under "– Intangible assets", only a minor portion of our expenses are capitalized – for example the up-front costs of acquiring from a third party a license that will be used over a pre-determined period.

Warrants

Warrants are measured at fair value at the date of grant and are recognized in the income statement over the vesting period. A balancing entry is recognized directly in equity. Share-based payment with cash settlement is measured at fair value at the balance sheet date and recognized until the date of settlement. The balancing item is recognized as a liability.

Pursuant to IFRS 2, we have been required since 2004 to expense the fair value of warrants that we grant for Shares in Pharmexa A/S. We initially expense the entire fair value of the warrants granted as of their dates of grant. After the end of 2005, however, we concluded that expensing the fair value of the warrants over their vesting period would reflect a more appropriate interpretation of IFRS 2. All of the financial data included in this document reflect the application of this more recent interpretation of IFRS 2, as if we had applied that interpretation from the commencement of expensing the fair value of warrants in 2004. Readers should note that certain public reports that we originally prepared in 2004 and 2005, which may still be in the public domain, may reflect application of the earlier interpretation.

Intangible Assets

Licenses and other intellectual property rights acquired for consideration are included in our balance sheet at cost net of accumulated amortization. Licenses and rights are amortized on a straight-line basis over the expected useful economic and technological life of the assets, typically five to ten years. Patent rights are measured at fair value at the time of acquisition, net of accumulated amortization. Patent rights are amortized on a straight-line basis over the remainder of the relevant patent periods, typically up to 20 years.

The carrying amounts of our intangible assets are assessed on an annual basis to determine whether there are any indications of impairment other than normal amortization. In the event of impairment, the asset concerned is written down to its recoverable amount, which is typically the higher of its net selling price and its value in use. Impairment losses are primarily recognized in our income statements under research and development costs.

CRITICAL ASSESSMENTS, ASSUMPTIONS AND ESTIMATES

We make a number of assessments, assumptions and estimates in the course of preparing our financial statements. In general, we base these on historic experience and other factors, including expectations as to future events that are based on present circumstances.

Valuation of Patents, Trademarks and Technologies

The values we have given to patents, licenses and projects that we acquired when we purchased GemVax and most of the assets of Epimmune, Inc. are subject to a considerable risk of material adjustments in future years, should there be significant changes in our assessment of the cash flows expected from these assets. It may take years for us to determine if our assessment of the carrying amount of these assets is correct. Our assessment as to the carrying amount of these assets as of September 30, 2007 was DKK 75.8 million, and in our opinion there is no reason to reduce this carrying amount.

Capitalization of Development Costs
Development costs must be capitalized if there is sufficient certainty that future earnings from the individual projects will exceed not only the production and sales costs and administrative expenses, but also the actual development costs of the product. In general, we believe that such certainty cannot be achieved in regard to pharmaceutical products prior to the completion of development activities and the granting of requisite approvals.

NINE MONTHS ENDED SEPTEMBER 30, 2007 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 2006

Revenue
Our revenue in the nine months ended September 30, 2007 fell by 99% to DKK 14 thousand from DKK 2.0 million in the nine months ended September 30, 2006. The decline was primarily due to lower research funding under the collaborative agreements with H. Lundbeck and Genimmune.

Research Costs
Our research costs in the nine months ended September 30, 2007 fell by 10% to DKK 31.3. million from DKK 35.0 million in the nine months ended September 30, 2006.

Development Costs
Our development costs in the nine months ended September 30, 2007 increased by 9% to DKK 94.3. million from DKK 86.4 million in the nine months ended September 30, 2006. The increase was primarily attributable to the start-up of the Phase III studies Telovac and PrimoVax and an increase in preclinical costs for PX107.

Administrative Expenses
Our administrative expenses in the nine months ended September 30, 2007 increased by 5% to DKK 25.1. million from DKK 23.9 million in the nine months ended September 30, 2006.

Other Net Operating Income/(Expenses)
Other operating income and other operating expenses consist of amounts received and costs incurred from activities secondary to our main activities, including gains and losses on the sale of intangible assets and property, plant and equipment. We also account for most of the government grant money that we receive as other operating income.

Other operating income and expenses amounted to net operating income of DKK 15.5 million in the nine months ended September 30, 2007 compared to net operating income of DKK 18.6 million in the nine months ended September 30, 2006. Other operating income and expenses primarily consist of grants received from the public authorities in the United States.

Net Financial Income/(Expenses)
Financial income and expenses consist of interest, realized and unrealized value adjustments of securities and foreign currency exchange gains and losses.

Financial income and expenses amounted to net financial income of DKK 4.2 million in the nine months ended September 30, 2007 compared to net financial income of DKK 3.4 million in the nine months ended September 30, 2006. The financial expenses of DKK 1.0 million consisted primarily of interest on loans from Vækstfonden, while Pharmexa recognized interest income and capital gains totaling DKK 5.2 million, mainly from interest earned on cash.

Net Loss for the Period
The consolidated net loss was DKK 131.0 million in the nine months ended September 30, 2007 compared to DKK 121.2 million in the nine months ended September 30, 2006. The loss was in line with expectations.

Balance Sheet
The balance sheet total as of September 30, 2007 was DKK 206.8 million. Intangible assets totaled DKK 77.1 million, marketable securities and cash and cash equivalents totaled DKK 100.5 million and shareholders' equity was DKK 186.3 million.

As of September 30, 2007, our borrowings consisted of the outstanding balance of DKK 7.1 million on our loan from Vækstfonden, the Danish state-backed investment company that helps finance high-growth, early-stage companies.

Our consolidated non-current liabilities were reduced by DKK 2.7 million during the nine months ended September 30, 2007. The reduction was primarily attributable to the Group's repayment of DKK 2.5 million on its debt to Vækstfonden.

Cash Flows
The consolidated net cash flow in the nine months ended September 30, 2007 was an outflow of DKK 64.3 million compared to an outflow of DKK 47.0 million in the nine months ended September 30, 2006.

A cash outflow of DKK 120.8 million for operating activities was recorded in the nine months ended September 30, 2007 compared to an outflow of DKK 112.8 million in the nine months ended September 30, 2006. The cash outflow for operating activities was primarily used in our preclinical and clinical development activities as well as for administrative expenses.

The consolidated net cash flow for investing activities in the nine months ended September 30, 2007 was an outflow of DKK 0.7 million compared to an inflow of DKK 68.2 million in the nine months ended September 30, 2006. The cash outflow in the nine months ended September 30, 2007 was primarily related to investments in property, plant and equipment.

The consolidated net cash flow from financing activities in the nine months ended September 30, 2007 was an inflow of DKK 57.2 million compared to an outflow of DKK 2.4 million in the nine months ended September 30, 2006. The cash inflow in the nine months ended September 30, 2007 was related to the net proceeds from a capital increase.

YEAR ENDED DECEMBER 31, 2006 COMPARED TO YEAR ENDED DECEMBER 31, 2005

Revenue

Our revenue totaled DKK 2 million in 2006 compared to DKK 2.7 million in 2005, representing a decrease of 26%. Revenue in 2006 and 2005 consisted mainly of research funding provided by H. Lundbeck and Innogenetics under our collaborative agreements with those companies. In 2006, most of these revenues derived from the partnership with Innogenetics.

Research Costs

Our research costs totaled DKK 47.6 million in 2006 compared to DKK 42.5 million in 2005, representing an increase of 12%. This increase was principally due to the commencement of a new influenza-vaccine research project in 2006 which resulted in higher research costs and internal resource requirements.

Development Costs

Our development costs totaled DKK 117.4 million in 2006 compared to DKK 61.9 million in 2005, representing an increase of 90%. This increase was principally due to start-up costs relating to the Phase III studies TeloVac and PrimoVax and the clinical programs on malaria and HIV. In addition, we continued to amortize capitalized intellectual property and other intangible assets that we acquired when we purchased GemVax and certain assets of IDM pharma.

Administrative Expenses

Our administrative expenses increased by 35% from 2005 to 2006, from DKK 23.9 million in 2005 to DKK 32.3 million in 2006. This increase was principally due to additional administrative expenses resulting from the two acquisitions made in 2005.

Other Net Operating Income/(Expenses)

Other operating income, net of expenses, amounted to DKK 21.8 million in 2006, compared to DKK 2.6 million in 2005, representing an increase of 738%. The increase was principally the result of grants from public authorities, most of which were realized by Pharmexa-Epimmune.

Net Financial Income/(Expenses)

Financial income, net of expenses, amounted to DKK 4.5 million in 2006, compared to DKK 4.9 million in 2005. In 2006, we realized interest income and capital gains of DKK 8.5 million, primarily from our positions and transactions in marketable securities and cash. Our marketable securities and cash and cash equivalents totaled DKK 165.3 million as of December 31, 2006, compared to DKK 331.8 million as of December 31, 2005. In 2006, the Group completed the liquidation of its securities portfolio substantially at or above market prices. Financial expenses were DKK 3.9 million in 2006 compared to DKK 8.3 million in 2005. In 2006, these expenses consisted principally of interest of DKK 0.9 million on our loan from Vækstfonden and exchange losses of DKK 2.3 million.

Net Loss for the Year

We reported a net loss of DKK 169.1 million in 2006, compared to a net loss of DKK 118.1 million in 2005, representing an increase of 43%.

Balance Sheet

The balance sheet total as of December 31, 2006 was DKK 284.9 million. Intangible assets totaled DKK 86.7 million, marketable securities and cash and cash equivalents totaled DKK 165.3 million and shareholders' equity was DKK 258.2 million.

Our intangible assets were reduced substantially, including by DKK 33 million of acquired patents, trademarks and technologies as a result of the cancellation of contingent equity relating to a convertible instrument of debt to Timmuno AS issued in connection with the acquisition of GemVax AS. The agreed milestone was not achieved and the instrument of debt thus lapsed.

In 2006, our remaining portfolio of bonds was sold with a view to investing the proceeds in fixed deposits with our principal bankers. This was in line with our investment policy.

Our consolidated non-current liabilities were reduced by DKK 8.9 million in 2006. The reduction was primarily attributable to the Group's repayment of DKK 5.1 million on its debt to Vækstfonden and shifts between non-current and current liabilities.

Cash Flows

Our consolidated cash flow in 2006 was an outflow of DKK 93.2 million compared to an inflow of DKK 252.0 million in 2005.

The cash flow for operating activities was an outflow of DKK 156.4 million in 2006 compared to DKK 89.5 million in 2005. The cash outflow for operating activities was primarily used in our preclinical and clinical development activities and for administrative expenses.

In 2006, we partially funded our operations through the realization of marketable securities, which led to a cash inflow from investing activities of DKK 66.9 million compared to a cash inflow of DKK 0.7 million in 2005.

In 2006, the cash flow from financing activities was an outflow of DKK 3.7 million compared to a cash inflow of DKK 340.7 million in 2005. The cash outflow in 2006 primarily related to repayments of DKK 5.1 million on loans and a cash inflow representing net proceeds of DKK 1.6 million from the exercise of warrants.

YEAR ENDED DECEMBER 31, 2005 COMPARED TO YEAR ENDED DECEMBER 31, 2004

Revenue

Our revenue totaled DKK 2.7 million in 2005, compared to DKK 21.3 million in 2004, representing a decrease of 87%. Revenue in 2005 and 2004 consisted principally of research funding provided by H. Lundbeck under our collaborative agreement with that company. In 2005, the project undertaken with H. Lundbeck moved from its research phase into the development phase and therefore, as expected, the amount of funding we received for the project was lower.

Research Costs

Our research costs totaled DKK 42.5 million in 2005 compared to DKK 26.6 million in 2004, representing an increase of 60%. The increase was primarily attributable to the start-up of three new research projects in the autumn of 2004, which resulted in increased costs in the rest of 2004 and all of 2005.

Development Costs

Our development costs totaled DKK 61.9 million in 2005 compared to DKK 51.8 million in 2004, representing an increase of 19%. This increase was primarily attributable to costs relating to the preparations for the start-up of the Phase III studies Telovac and PrimoVax and Phase II studies relating to HER-2 Protein. In addition, we took an impairment charge for the first time in 2005 on capitalized intellectual property rights and other intangible assets acquired in connection with the acquisition of GemVax and most of the assets in Epimmune. Most of this impairment charge related to development projects and was therefore recognized in the income statement under development costs.

Administrative Expenses

Administrative expenses increased by 21% from 2004 to 2005, from DKK 19.8 million in 2004 to DKK 23.9 million in 2005. This increase was principally due to expenses associated with the two acquisitions we made in 2005, as well as administrative expenses incurred at GemVax. Moreover, we increased our investor relations expenditures due to a significant increase in the number of our shareholders.

Other Net Operating Income/(Expenses)

Other operating income, net of expenses, amounted to DKK 2.6 million in 2005, compared to DKK 18.4 million in 2004, representing a reduction of 86%. The main reason for the change was that in 2004 this category of income was abnormally high. In 2004, Vækstfonden, a Danish state-backed investment company that helps finance high-growth, early-stage companies, wrote down the loan it had provided to Pharmexa in 1997 from DKK 21 million to DKK 9 million, after we terminated one of the projects that had been funded by the loan. We accounted for the write-down of principal and interest due from us under the loan as other operating income. For 2005, other operating income consisted principally of government grants.

Net Financial Income/(Expenses)

Financial income, net of expenses, amounted to DKK 4.9 million in 2005, compared to DKK 0.2 million in 2004. In 2005, we realized interest income and capital gains of DKK 13.2 million, primarily from our positions and transactions in marketable securities and cash. Marketable securities and cash and cash equivalents totaled DKK 331.8 million as of December 31, 2005 compared to DKK 167.5 million as of December 31, 2004. Financial expenses were DKK 8.3 million in 2005 compared to DKK 7.6 million in 2004. In 2005, these expenses consisted principally of interest on Pharmexa's remaining loan from Vækstfonden and net capital losses on marketable securities totaling DKK 6.1 million, of which DKK 1.9 million were unrealized losses at the end of 2005.

Net Loss for the Year

We reported a net loss of DKK 118.1 million in 2005, compared to a net loss of DKK 58.5 million in 2004, an increase of 102%. Overall, the increase was due partly to an increase in general research and development activities following our capital-raising activities in 2004 and partly to changes in the plans for the HER-2 Protein Phase II studies, partially offset by a postponement in the start-up of the Phase III Telovac study.

Balance Sheet

Our consolidated intangible assets rose substantially by DKK 130.4 million from 2004. This growth was attributable to the acquisition of licenses, rights, patents and trademarks in connection with the acquisition of GemVax and the activities from Epimmune.

In 2005, our portfolio of bonds was partially sold to fund operations for the period and the acquisition of the subsidiary GemVax and the activities from Epimmune.

On the acquisition of GemVax, a convertible instrument of debt with a market value of DKK 33 million was issued. The value of this instrument of debt was recognized directly in equity in 2005.

Cash Flows

Our consolidated cash flow in 2005 was an inflow of DKK 252.0 million compared to an outflow of DKK 6.3 million in 2004.

The cash flow from operating activities was an outflow of DKK 89.5 million in 2005 compared to DKK 62.3 million in 2004. The cash outflow from operating activities was primarily used in our preclinical and clinical development activities as well as for administrative expenses. Furthermore, the cash outflow was affected by significant funding received from H. Lundbeck A/S under a collaborative agreement in 2004. However, in 2005 the level of funding received was insignificant, and this funding has now stopped.

In 2005, we partially funded our operations by the realizing of marketable securities. In addition, we used DKK 76.7 million to acquire/invest in subsidiaries. The net effect of this was a cash inflow of DKK 0.7 million from investing activities compared to a cash outflow of DKK 131.3 million in 2004.

In 2005, the cash flow from financing activities was an inflow of DKK 340.7 million compared to a cash inflow of DKK 187.4 million in 2004. In both 2005 and 2004, the cash inflow was related to a public offering of shares.

LIQUIDITY AND CAPITAL RESOURCES

Our principal sources of capital are the proceeds from our issuances of Shares. In addition, we receive funds as a result of our collaborations with other companies on specific projects, whereby such other companies typically provide us with funds calculated on an FTE basis, and in the form of grants received by our subsidiaries GemVax and Pharmexa-Epimmune from governments and others to fund certain research and development activities of those subsidiaries.

We have also received payments under a loan arrangement with Vækstfonden as described above.

As we do not currently market or sell any products, no revenue is generated from this source.

As of November 30, 2007, our capital resources totaled DKK 79.3 million consisting of cash and cash equivalents.

The table below shows our capital resources at November 30, 2007, including as adjusted for the maximum net proceeds of DKK 318.3 million from the issuance and subscription of 69,090,658 New Shares, equivalent to the maximum number of New Shares, at DKK 5 per Share and adjusted for the minimum net proceeds of DKK 40.5 million from the issuance and subscription of 10,000,000 New Shares, equivalent to the minimum number of New Shares, at DKK 5 per Share.

Management expects that our existing capital resources combined with the net proceeds from the Offering of DKK 318.3 million and expected revenue and any credit facilities will be sufficient to support our operations until early 2010 if the maximum net proceeds are received, and until around September 2008 if the minimum net proceeds are received. The net proceeds are based on 69,090,658 New Shares being

Capital Resources DKK million	**As of Nov 30, 2007**	**As of Nov 30, 2007 adjusted to reflect the max. net proceeds**	**As of Nov 30, 2007 adjusted to reflect the min. net proceeds**
Cash	79.3	397.6	119.8
Securities	0	0	0
Capital resources	79.3	397.6	119.8
Undrawn credit facilities	0	0	0
Total capital resources	**79.3**	**397.6**	**119.8**

Note: Pharmexa received funding from H.Lundbeck in December 2007 in connection with the renewal of a license agreement regarding a vaccine against Alzheimer's disease

Investments DKK million	Q1-Q3 2007	2006 (Group)	2005 (Group)	2004 (Group)
Property, plant and equipment	0.7	3.8	2.9	0.7
Licenses and intellectual property rights	-	0.1	1.3	1.5
Acquisition of shares in Epimmune	-	-	76.2	-
Acquisition of shares in GemVax AS	-	-	0.5	-
Total	**0.7**	**3.9**	**80.9**	**2.2**

issued in the case of the maximum offering and 10,000,000 New Shares being issued in the case of the Minimum Offering at a subscription price of DKK 5 less estimated expenses.

We are not subject to any restrictions in the use of our capital resources.

Working Capital

Our capital resources consist of cash and cash equivalents. As of November 30, 2007, we had cash and cash equivalents of DKK 79.3 million. We believe that this amount combined with the expected revenues from our current collaborative arrangements and awarded public grants will provide funding for our planned activities until May 2008.

Together with the net proceeds from the Offering, we believe that the funding for our planned activities is secured for at least two years from the date of this Prospectus, provided that the Offering is fully subscribed.

We will seek to cover future working capital needs through revenues from license- and co-development arrangements, grants and capital increases as may be required. We may also be required to raise funds through the issue of additional Shares. See *"Reasons for the Offering and Use of Proceeds"* for more information.

INVESTMENTS

The table above shows our main investments in the past three financial years and the nine months ended September 30, 2007.

We have no principal investments in progress, nor have we made any commitments in relation to any future investments.

For further information about our past investments, see *"Our Business – Our History"*.

CONTRACTUAL OBLIGATIONS

In addition to our obligations under the existing Vækstfonden loan discussed above, we have assumed other substantial contractual obligations that have yet to be discharged or fully discharged. These obligations include our leases of facilities in Denmark and in California, which run to 2013 and 2009, respectively. They also include, inter alia, various obligations in respect of our clinical studies, including commitments to provide product, provide support and make payments to the various CROs that are conducting the studies and the CMOs that are manufacturing various products for the studies. These arrangements are generally terminable by us. The CRO and CMO arrangements are generally on a fee-for-services basis, and we will only incur payment obligations as they provide their services.

SIGNIFICANT POST-BALANCE SHEET EVENTS

In December 2007, H. Lundbeck and Pharmexa A/S expanded and updated their license agreement from April 2000 regarding a vaccine against Alzheimer's disease based on Pharmexa's AutoVac™ technology. The agreement involved a cash payment to Pharmexa of DKK 10 million. Furthermore, H. Lundbeck undertook, if possible, to buy Shares, including the value of acquired preemptive rights, for DKK 25 million in Pharmexa's upcoming equity offering. In addition, the royalty payable by H. Lundbeck to Pharmexa on any future sales of the vaccine was reduced, and H. Lundbeck's rights to PX106 and other potential Alzheimer vaccines covered by Pharmexa's patents were strengthened.

RELATED-PARTY TRANSACTIONS

No significant related-party transactions have been entered into during the past year, except for ordinary-course business transactions with subsidiaries, which have been carried out on market terms, and ordinary-course remuneration (salaries and bonuses) made to Management.

ENVIRONMENTAL IMPACT

No significant environmental impacts are associated with our activities.

PROSPECTIVE FINANCIAL INFORMATION

STATEMENT BY THE EXECUTIVE MANAGEMENT AND THE BOARD OF DIRECTORS

We have presented our forecast for 2007 and 2008 in *"Prospective financial information for 2007 and 2008"* below. The information was prepared using the accounting policies described on pages F-14 to F-18. The prospective financial information was prepared for use herein. The Executive Management and the Board of Directors believe that the material assumptions on which the prospective financial information is based are described herein, and that the assumptions have been consistently applied in the preparation of the information.

The prospective financial information is based on a number of assumptions, some of which are within our control, whilst others are beyond our control. The methods used in the preparation of the prospective financial information and the underlying assumptions on which it is based are stated in *"Prospective financial information for 2007 and 2008"* below.

The prospective financial information represents the Executive Management's and the Board of Directors' best estimates of our revenue, research and development costs, administrative expenses and results of operations for the financial years 2007 and 2008. The prospective financial information contains forward-looking statements concerning the Group's financial position that are subject to considerable uncertainty. The actual results may differ materially from those contained in such statements. In addition to the risks addressed in *"Prospective financial information for 2007 and 2008"*, potential risks and uncertainties comprise, without limitation, those referred to in *"Risk factors"* herein.

The Company's planned activities for 2008 require additional capital. We expect that the necessary capital can be obtained through a rights issue in the first quarter of 2008. The prospective financial information for 2008 is consequently based on a going concern assumption.

Copenhagen, January 9, 2008

Board of Directors

Ole Steen Andersen
Chairman

Jørgen Buus Lassen
Vice-Chairman

Karl Olof Borg

Alf Erik Anton Lindberg

Michel L. Pettigrew

Karen Lykke Sørensen

Tomas Brink Wikborg

Finn Stausholm Nielsen

Executive Management

Jakob Schmidt
Chief Executive Officer

66

REPORT BY INDEPENDENT AUDITORS ON EXAMINATION OF PROSPECTIVE FINANCIAL INFORMATION FOR PHARMEXA A/S FOR THE YEARS ENDING 31 DECEMBER 2007 AND 2008

To the Shareholders of and Potential Investors in Pharmexa A/S

We have examined the budget drawn up by the Executive Management and the Board of Directors of Pharmexa A/S for the years ending 31 December 2007 and 2008, from which prospective financial information for 2007 and 2008 and the underlying assumptions have been derived.

Our Independent Auditors' Report on the budget is rendered below:

'Independent Auditors' Report on the budget

To the Board of Directors of Pharmexa A /S

As agreed, we have examined the budget for Pharmexa A/S for the years ending 31 December 2007 and 2008, comprising operating budget, balance sheet budget and cash flow budget, together with budget assumptions and other explanatory notes for the Pharmexa Group. The budget for the years ending 31 December 2007 and 2008 have been drawn up based on Pharmexa A/S' accounting policies, which are in accordance with the recognition and measurement principles of the International Reporting Standards (IFRS), as adopted by the EU, issued and effective at 31 December 2006.

The Executive Management and the Board of Directors are responsible for the budget and the assumptions which are stated in the budget and on which the budget is based. Our responsibility is to conclude thereon based on our examinations.

Basis of Examination

We performed our examinations in accordance with the Danish Standard on Auditing applicable to examination of prospective financial information. This standard requires that we plan and perform our examination to obtain limited assurance that the budget assumptions applied are well-founded and free of material misstatement and to obtain reasonable assurance that the budget has been drawn up based on these assumptions.

Our examination included a review of the budget to assess whether the budget assumptions set up by the Executive Management and the Board of Directors are documented, well-founded and complete. Further, we examined if the budget has been drawn up in accordance with the budget assumptions set up, and, finally, we verified the internal consistency in terms of figures in the budget.

We believe that our examinations provide a sufficient basis for our conclusion.

Conclusion

Based on our examinations, nothing has come to our attention which causes us to believe that the budget assumptions do not provide a reasonable basis for the budget. Further, it is our opinion that the budget has been drawn up based on the assumptions and prepared on the basis of Pharmaxa A/S' accounting policies, which are in accordance with the recognition and measurement provisions of the International Reporting Standards (IFRS), as adopted by the EU, issued and effective at 31 December 2006.

Actual results are likely to differ from the budget, since anticipated events frequently do not occur as expected and the variations may be material.

Emphasis of Matter

Without qualifying our opinion, we wish to note that the Company's ability to carry out the activities planned for 2008 is dependent on the injection of new capital. Reference is made to the Executive Management and the Board of Directors comments on the prospective financial information in their statement.'

We have checked that the prospective financial information drawn up by the Executive Management and the Board of Directors of Pharmexa A/S for the years ending 31 December 2007 and 2008, and the assumptions for the prospective financial information on page 59 are correctly summarised and presented from the budget for Pharmexa A/S for the years ending 31 December 2007 and 2008, examined by us.

The Executive Management and the Board of directors are responsible for the prospective financial information, including the assumptions on which it is based. Our responsibility is to express a conclusion as to whether the prospective financial information for the years ending 31 December 2007 and 2008 and the assumptions are correctly summarised and presented from the budget, examined by us.

Basis of conclusion
We planned and performed our procedures in accordance with the Danish Standard on Auditing applicable to assurance engagements other than audit engagements or review of historic financial information to obtain reasonable assurance that the prospective financial information for the years ending 31 December 2007 and 2008 and the assumptions have been correctly summarised and presented from the budget examined by us.

Conclusion
In our opinion, the prospective financial information for the years ending 31 December 2007 and 2008, and the assumptions are, in all material aspects, correctly summarised and presented from the budgets for the years ending 31 December 2007 and 2008, examined by us.

Copenhagen, January 9, 2008

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Benny Lynge Sørensen *State Authorised Public Accountant*	Jesper Slot *State Authorised Public Accountant*

METHODOLOGY AND ASSUMPTIONS

Pharmexa A/S' prospective financial information for the 2007 financial year is based on the Company's actual results as of September 30, 2007 and the Company's estimates for the remaining month of the financial year. These estimates were made by the Management on the basis of the Company's approved budget and a specific evaluation of the activities in progress. The prospective financial information for 2007 and 2008 has been prepared on a basis that is comparable with the historic financial information.

The Company's prospective financial information for 2008 is based on the Company's budget for 2008 which has been approved by the Board of Directors. The budget has been prepared in accordance with the normal budgeting procedures of Pharmexa A/S and is based, among other things on a thorough review of the Company's portfolio of ongoing and planned research and development activities. The costs related to research and development are based on the Company's planned activities with a view to continuing the development of Pharmexa's projects. Such costs are subject to uncertainty. If the Company decides to change its strategic and/or project priorities, it would have an impact on these costs, just as a decision to accelerate, postpone or stop planned research and development activities would have an impact on the research and development costs.

The forecasts of revenue and other income in the 2008 financial years are based on the existing contracts and grants as well as research funding and milestone payments specified in existing agreements with other companies. Such income is subject to uncertainty. The forecasts for the 2008 financial year do not include additional earnings that may derive from any new agreements entered into in 2008. If any such agreements are entered into, it may consequently have a significant positive effect on the Company's expectations for 2008.

Pharmexa's budget for 2008, and thus the prospective financial information for 2008 stated herein is based, *inter alia*, on the following important assumptions:

- the Company is not planning to recruit additional staff in 2008;
- the Company will not make any additional acquisitions or in-license any additional products or technologies in 2008;
- the two ongoing Phase III studies of GV1001, PrimoVax and TeloVac will continued as planned during the financial year;
- the Company will initiate a preclinical program in influenza and a new cancer program based on the polyepitope technology;
- the Company will not initiate a clinical study of the RANKL vaccine until a partner has been identified for the program;
- the Company will not initiate any additional clinical studies in HIV until funding thereof from public authorities, private foundations or partners may have been procured; and
- the Company's existing agreements, including the agreements with H. Lundbeck and Genimmune, and agreed contracts and grants will continue in accordance with the plans made.

FORECAST FOR THE YEAR ENDED DECEMBER 31, 2007

The Company expects a net loss for 2007 of approximately DKK 160 million based on expected revenue, interest and other operating income of approximately DKK 35 million, research and development costs of approximately DKK 165 million and administrative expenses of approximately DKK 30 million.

FORECAST FOR THE YEAR ENDING DECEMBER 31, 2008

Based on our ongoing activities, agreements already entered into and grants already made, we expect that revenue, interest income and other operating income in the 2008 financial year will total approximately DKK 35 million. Research and development costs are expected to total approximately DKK 185 million, and administrative expenses are expected to be approximately DKK 30 million. The net loss, including financial income, is expected to be approximately DKK 180 million.

Pharmexa's forecasts for 2008 are based on its current level of activity and assume that the Company does not enter into new revenue-generating or cost-saving agreements in 2008. Such new agreements or material changes to Pharmexa's strategy may therefore have a material impact on the Company's forecasts for the 2008 financial year.

BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MEMBERS OF THE MANAGEMENT GROUP

Our Board of Directors consists of the following eight members, six of whom were elected by the general meeting and two by the Company's employees.

Our board members are elected for terms of one year at the annual general meeting of the Company and are eligible for re-election. Members of the Board of Directors elected by the employees are, however, elected for terms of four years. A member of the Board of Directors must retire from the Board of Directors no later than at the first annual shareholders meeting held after such member has reached the age of 70, except, in the case of Jørgen Buus Lassen, who is obliged to retire no later than at the annual shareholders meeting in the calendar year in which he attains the age of 74. The Executive Management consists of one member. The Management Group consists of seven members who assist the Executive Management in the day-to-day management of Pharmexa. See *"Articles of Association"*.

The members of the Board of Directors, Executive Management and the Management Group have the following business address: c/o Pharmexa A/S, Kogle Allé 6, DK-2970 Hørsholm, Denmark.

BOARD OF DIRECTORS

Ole Steen Andersen (born 1946, Danish citizen)
Ole Steen Andersen has been a member of our Board of Directors since April 24, 2007 and is Chairman of the Board of Directors.

Ole Steen Andersen holds a Masters Degree in Engineering and a Graduate Diploma in Business Administration. He was President of NKT Holding A/S from 1986 to 1993. From 1994 to 2007, Ole Steen Andersen was Executive Vice President of Danfoss A/S.

Current directorships:
Ole Steen Andersen is chairman of the boards of directors of Auriga Industries A/S (including Cheminova A/S), BB Electronics A/S, BB Electronics Holding A/S, HedgeCorp A/S and Cowi A/S.

Furthermore, Ole Steen Andersen is a member of the boards of directors of AVK Holding A/S, Den Selvejende Institution Sandbjerg Gods, Orthobiologics A/S, Danfoss Murmann Holdings A/S, Danfoss Bionics A/S, Sanistål A/S, Scandinavian Private Equity A/S, Sauer-Danfoss Inc. and HTCC Inc.

Ole Steen Andersen is a member of the executive management of Slotsbakken Holding ApS, Orthobiologics A/S and Danfoss Murmann Holdings A/S.

Previous directorships:
In addition to his directorships listed above, Ole Steen Andersen has within the past five years been chairman, a board member and/or CEO of Danfoss International A/S, Danfoss Distribution Services A/S, H. Lundbeck A/S, Danfoss Drives A/S, Danfoss Compressors Holding A/S, Danfoss Innovation A/S, Fonden Baltic Development Forum, DT Holding 1 A/S, Danfoss Bauer Holding A/S, Danfoss A/S and Danfoss Ejendomsselskab A/S, BMC Invest A/S and B&MC Holding Nordborg A/S.

Mr. Jorgen Buus Lassen, (born 1934, Danish citizen)
Jørgen Buus Lassen has been a member of the Board of Directors since 1997 and is the Vice-Chairman of the Board of Directors.

Jørgen Buus Lassen is a Veterinarian and has gained extensive experience in neuropharmacology. In the period from 1980 to 1988, Jørgen Buus Lassen served as Managing Director of Ferrosan A/S's Research and Development division. Jørgen Buus Lassen is co-founder of NeuroSearch A/S and served as President and CEO of NeuroSearch from 1989 to 2006. Jørgen Buus Lassen has authored numerous articles and papers on neuropharmacology.

Current directorships:
Jørgen Buus Lassen is chairman of the board of directors of NsGene A/S and Investeringsforeningen Gudme Raaschou Health Care. Furthermore, Jørgen Buus Lassen is a member of the boards of directors of Investeringsforeningen Gudme Raaschou, Effector Holding A/S, NeuroSearch A/S, Effector Nordic A/S, Effector Communications A/S and NicOx S.A.

Previous directorships:
In addition to the directorships listed above, Jørgen Buus Lassen has within the past five years been chairman, a board member and/or CEO of Zealand Pharma A/S, Bavarian Nordic A/S and NeuroSearch A/S.

Mr. Alf Erik Anton Lindberg (born 1940, Swedish citizen)

Alf E. A. Lindberg has been a member of our Board of Directors since 2005.

Alf E. A. Lindberg is MD and Professor of Bacteriology and has served as Chief Scientific Officer and Head of R&D at Wyeth Lederle Vaccines (United States) and Executive Vice President of R&D at Aventis Pasteur (France). Alf E. A. Lindberg has authored more than 300 articles and papers on immunology, microbiology, etc. Alf E. A. Lindberg was a member of the Nobel Committee from 1985 to 1993.

Current directorships:
Alf E. A. Lindberg is a member of the boards of directors of Curalogic A/S, Proteome Sciences Ltd., Avant Immuntherapeutics, Catella Health Care Investments, Eurocine AB and Isconova AB.

Previous directorships:
In addition to the directorships listed above, Alf E. A. Lindberg has within the past years been a member of the board of directors of Medivir AB.

Mr. Karl Olof Borg (born 1941, Swedish citizen)
Karl Olof Borg has been a member of our Board of Directors since 2001.

Karl Olof Borg holds a PhD in Pharmacology and has gained extensive experience in the pharmaceutical industry, including as Director of Research and Development at Astra, Pharmacia and Ferring.

Current directorships:
Karl Olof Borg is chairman of the boards of directors of Eurocine AB and Bioinvent International AB. He is also a member of the boards of directors of Cyncron A/S, Galenica AB and Alligator Bioscience AB.

Previous directorships:
In addition to the directorships listed above, Karl Olof Borg has within the past five years been a member of the boards of directors of 7TM A/S and T-Cellic A/S.

Ms. Karen Lykke Sørensen (born 1962, Danish citizen)
Karen Lykke Sørensen has been a member of our Board of Directors since 2007.

Karen Lykke Sørensen holds a degree in Engineering and an MBA from INSEAD. Karen Lykke Sørensen has more than 12 years' experience in the pharmaceutical and biotech industries. Karen Lykke Sørensen is Vice President, Northern Europe at Sanofi-Aventis and has previously held senior positions with Biogen, Novo Nordisk and DAKO.

Current directorships:
Karen Lykke Sørensen is a member of the board of directors of Sanofi-Aventis Denmark A/S. Karen Lykke Sørensen is a member of the executive management of Sanofi-Aventis Denmark A/S.

Previous directorships:
In addition to the directorships listed above, Karen Lykke Sørensen has within the past five years been a member of the board of directors of Sanofi-Synthélabo A/S and a member of the executive management of Sanofi-Synthélabo A/S.

Mr. Michel L. Pettigrew (born 1954, Canadian citizen)
Michel L. Pettigrew has been a member of our Board of Directors since 2006.

Michel L. Pettigrew holds an MBA from the Schulich School of Business, York University, Toronto. Following a 21-year career at Bristol Myers Squibb, Michel L. Pettigrew has been employed with Ferring as Chief Operating Officer since 2001.

Current directorships:
Michel L. Pettigrew is chairman of the board of directors of Ferring Italy and vice-chairman of the board of directors of Ferring Inc. Michel L. Pettigrew is also a member of the boards of directors of Farmaceutisk Laboratorium Ferring A/S and Arpida (Switzerland).

Previous directorships:
In addition to the directorships listed above, Michel L. Pettigrew has within the past five years been a member of the board of directors of Ferring Lægemidler A/S.

Mr. Tomas Brink Wikborg (born 1966, Danish citizen)
Tomas Brink Wikborg has been a member of our Board of Directors since 2007.

Tomas Brink Wikborg is an employee representative on the Board of Directors. Tomas Brink Wikborg holds a PhD and has been a project manager with Pharmexa since 2002.

Current directorships:
Tomas Brink Wikborg holds no directorships of other companies.

Previous directorships:
Tomas Brink Wikborg has held no other directorships within the past five years.

Mr. Finn Stausholm Nielsen (born 1964, Danish citizen)
Finn Stausholm Nielsen has been a member of our Board of Directors since 2003.

Finn Stausholm Nielsen is an employee representative on the Board of Directors. Finn Stausholm Nielsen holds a PhD and has been a research scientist with Pharmexa since 1998.

Current directorships:
Finn Stausholm Nielsen holds no directorships of other companies.

Previous directorships:
Finn Stausholm Nielsen has held no other directorships within the past five years.

EXECUTIVE MANAGEMENT

Mr. Jakob Schmidt (born 1966, Danish citizen)
Jakob Schmidt holds an MSc in Business Administration (Finance) from the Copenhagen Business School and has been employed with Pharmexa as Chief Financial Officer from 2000 and as Chief Executive Officer from 2004. Before joining Pharmexa, Jakob Schmidt was employed with Carnegie Bank, Corporate Finance, and specialized in biotech financing. Jakob Schmidt has 15 years of experience within biotech.

Current directorships:
Jakob Schmidt is chairman of the boards of directors of Curalogic A/S, GemVax AS and Pharmexa Epimmune.

Previous directorships:
In addition to the above directorships, Jakob Schmidt has within the past five years been chairman of the boards of directors of Gudme Raaschou Vision A/S and a member of the board of directors of Inoxell A/S and DIRF (Dansk Investor Relations Forening). Jakob Schmidt has also been a member of the executive management of Inoxell A/S.

OTHER MEMBERS OF THE MANAGEMENT GROUP

Dr. Achim Kaufhold (born 1958, German citizen)
Achim Kaufhold holds an MD and is Professor at Aachen University in Germany. He has more than 12 years' experience from senior positions held in the pharmaceutical and biotech industries, including with GlaxoSmithkline, Berna Biotech and Chiron. Achim Kaufhold joined Pharmexa in 2007 as Executive Vice President, Chief Scientific Officer and Chief Medical Officer.

Current directorships:
Achim Kaufhold is chairman of the board of directors of Technologie Biolactis Inc. and a member of the board of directors of CMP Therapeutics Ltd.

Previous directorships:
Achim Kaufhold has held no other directorships within the past five years.

Ms. Iben Dalum (born 1968, Danish citizen)
Iben Dalum holds a PhD and an MSc in Biochemistry from the Institute of Medical Microbiology and Immunology at the University of Copenhagen. She joined Pharmexa from its inception in 1990, and based her PhD thesis on the experimental work that established the basic concept of the AutoVac™ technology. After holding a position as project manager with Pharmexa for four years, Iben Dalum was appointed Director of Immunology in 2000, Senior Vice President of Research in 2002 and Senior Vice President, Project Management and HR in 2007.

Current directorships:
Iben Dalum holds no directorships of other companies.

Previous directorships:
Iben Dalum has held no other directorships within the past five years.

Dr. Dana R. Leach (born 1954, American citizen)
Dana Leach received his degree in Veterinary Medicine from Washington State University in 1989 and completed a residency in veterinary pathology and a PhD in immunology at Colorado State University in 1995. Dana Leach joined Pharmexa in 1998 as a research project manager before assuming the responsibility for Preclinical Development in 2001. In January 2004, Dana Leach was appointed Vice President of Business Development with Pharmexa, and in January 2004 he was appointed Senior Vice President.

Current directorships:
Dana R. Leach holds no directorships of other companies.

Previous directorships:
Dana R. Leach has held no other directorships within the past five years.

Mr. Torsten Skov (born 1956, Danish citizen)
Torsten Skov holds an MD and a PhD in Cancer Epidemiology. From 2004, Torsten Skov was employed as Medical and Regulatory Director with CellCure. During the previous seven years he was employed with LEO Pharma, most recently as Senior Scientific Officer. From 1999 to 2001, he was Section Manager of LEO's Oncology Section. He has been a senior scientist at the National Institute of Occupational Health and an epidemiologist at the Danish Cancer Register. Torsten Skov joined Pharmexa in January 2005 as Senior Vice President, Drug Development.

Current directorships:
Torsten Skov holds no directorships of other companies.

Previous directorships:
Torsten Skov has held no other directorships within the past five years.

Mr. Marc Hertz (born 1970, American citizen)
Marc Hertz obtained his doctoral degree in immunology from the Health Sciences Center of the University of Colorado. Marc Hertz joined Pharmexa in 1998 and has held several positions, most recently as Vice President of Immunology. In January 2006, Marc Hertz was appointed Senior Vice

President and Chief Executive Officer of Pharmexa-Epimmune, the U.S. subsidiary of Pharmexa. Prior to joining Pharmexa, Marc Hertz worked at the National Jewish Medical and Research Center in Denver, Colorado.

Current directorships:
Marc Hertz is a member of the board of directors of GemVax AS.

Previous directorships:
Marc Hertz has held no other directorships within the past five years.

Dr. Mark J. Newman (born 1955, American citizen)
Mark J. Newman is a graduate of Ohio State University (BSc. and MSc) and received his PhD in Immunology from the John Curtin School of Medical Research, the Australian National University. He completed four years of post-doctoral training at Cornell University (New York) and the National Cancer Institute, National Institutes of Health (Washington, DC) and served as a full-time member of the Louisiana State University faculty prior to joining the biotech industry. He joined Pharmexa in 2006 as Senior Vice President, R&D Laboratories. Previously Mark J. Newman served in senior scientific management roles at Pharmexa-Epimmune/Epimmune (San Diego), Vaxcel (Atlanta), Apollon (Philadelphia) and Cambridge Biotech (Boston).

Current directorships:
Mark J. Newman holds no directorships of other companies.

Previous directorships:
Mark J. Newman has held no other directorships within the past five years.

Jan Sørensen (born 1961, Danish citizen)
Jan Sørensen holds a Graduate Diploma in Business Administration and Accounting from the Copenhagen Business School. Between 1994 and 2006, Jan Sørensen served as CFO in several of the European subsidiaries of the French-based Schneider Group, most recently at Lauritz Knudsen A/S, the Danish subsidiary of the group. Jan Sørensen joined Pharmexa in July 2007 as Finance Director.

Current directorships:
Jan Sørensen holds no directorships of other companies.

Previous directorships:
In addition to the above directorships, Jan Sørensen has within the past five year been a member of the executive management of Schneider Electric Danmark A/S and the Holiday Fund for employees with LK A/S.

REMUNERATION AND BENEFITS

Board of Directors
The aggregate remuneration paid to the members of the Board of Directors totaled DKK 760,000 in 2006. The remuneration payable to the members of the Board of Directors in respect of 2007 will exceed this amount since the Board of Directors has been supplemented by two new members. The remuneration payable to the members of the Board of Directors in respect of 2007 must be approved by the shareholders at the Company's annual general meeting to be held in April 2008. Members of the Board of Directors, except our employee representatives, have not been granted warrants. We have not granted any loans, guarantees or other commitments to or on behalf of the Board of Directors or any member thereof.

None of our board members are entitled to any compensation upon termination of their term as Board member.

Executive Management
The remuneration paid to Jakob Schmidt was a salary of DKK 2,773,584 and pension contributions of DKK 166,416. Moreover, the Board of Directors may award a bonus to Jakob Schmidt of up to 20% of his salary including pension contributions. The Board of Directors has not yet determined Jakob Schmidt's bonus for 2007. Jakob Schmidt may be entitled to receive bonuses in the years ahead. Aside from customary increases in salary and bonus, we believe that the aggregate compensation to be paid to Jakob Schmidt for services rendered in 2008 will not be materially different from that paid in 2007. Jakob Schmidt holds non-exercised warrants for a total value of approximately DKK 40 thousand as of December 31, 2007.

We have not granted any loans, guarantees or other commitments to or on behalf of Jakob Schmidt.

We may terminate the employment of Jakob Schmidt by giving 12 months' notice. Jakob Schmidt may terminate his employment with us by giving six months' notice.

A change-of-control provision has been agreed with the Company entitling Jakob Schmidt to termination payment equivalent to 12 months' salary and release from working duties with full pay during the period of notice in the event his contract is terminated by the Company in the 12 months following a change of control. In the event Jakob Schmidt terminates his contract in the 12 months following a change of control, he has the right to a termination payment equivalent to 15 months' salary and release from working duties at three months' notice.

Jakob Schmidt is subject to a customary non-competition clause which will be in force for 12 months following the termination of his employment. As compensation for the non-competition clause for the period following the termination of his employment, Jakob Schmidt will receive an amount corresponding to 50% of his annual remuneration.

Other Members of the Management Group

The aggregate remuneration paid to other members of the Management Group in 2007 was DKK 6,489,726 in salary and DKK 215,205 in pension contributions in addition to a bonus, which each employee can expect to amount to up to 20% of the gross salary. Aside from customary increases in salary and bonus, we believe that the aggregate compensation to be paid to the other members of the Management Group for services rendered in 2008 will not be materially different from that paid in 2006. Certain other members of the Management Group, other than Jakob Schmidt, are subject to non-competition clauses on usual terms and conditions.

Pension etc.

No amounts have been provided or accrued by us for pension, termination or similar benefits for our employees, members of our Board of Directors or Executive Management, and we have no obligations to do so.

STATEMENT ON PAST RECORDS

Within the past five years none of the members of the Board of Directors and Executive Management nor other members of the Management Group have (i) been convicted of fraudulent offences, (ii) participated in the management of companies which have commenced insolvency proceedings or administration or have entered into solvent liquidation, (iii) been the subject of public prosecution or sanctions by authorities or supervisory bodies (including appointed trade organizations), or (iv) been declared unfit by a court of law to act as a member of an issuer's board of directors, executive management or supervisory bodies or to be in charge of an issuer's management.

STATEMENT ON KINSHIP

Pharmexa A/S is not aware of any kinship existing between any of the members of the Board of Directors, Executive Management or other members of the Management Group.

STATEMENT ON CONFLICTS OF INTEREST

Other than as described under the heading "Transactions with related parties" regarding Alf A. Lindberg's shareholding in Timmuno A/S, no current or potential conflicts of interest exist between the duties to be performed by the members of the Board of Directors, Executive Management and other members of the Management Group and their private interests or other duties.

SHARES AND WARRANTS HELD BY THE BOARD OF DIRECTORS, EXECUTIVE MANAGEMENT AND OTHER MEMBERS OF THE MANAGEMENT GROUP

At the date of this Prospectus, members of the Board of Directors and Executive Management and other members of the Management Group hold the following Shares and warrants in Pharmexa A/S:

	Number of shares of DKK 5 nominal value each	Number of warrants
Board of Directors:		
Ole Steen Andersen	30,000	0
Jørgen Buus Lassen	20,000	0
Alf A. Lindberg	0	0
Karl Olof Borg	8,000	0
Karen Lykke Sørensen	0	0
Michel L. Pettigrew	6,000	0
Tomas Wikborg	0	49,330
Finn Stausholm Nielsen	0	29,330
Executive Management:		
Jakob Schmidt(1)	31,579	610,000
Management Group:		
Achim Kaufhold(2)	0	0
Iben Dalum	7,537	155,000
Dana R. Leach	5,112	155,000
Torsten Skov	0	155,000
Marc Hertz(3)	4,747	35,000
Mark J. Newman(4)	0	0
Jan Sørensen	0	0
Total	**112,975**	**1,188,660**

Notes:

(1) Jakob Schmidt is expected to be granted an additional 600,000 warrants following the completion of the Offering. See *"Description of the Share Capital – Issue of New Warrants"*.

(2) Achim Kaufhold is expected to be granted 200,000 warrants following the completion of the Offering. See *"Description of the Share Capital – Issue of New Warrants"*.

(3) Marc Hertz is not covered by Pharmexa's Danish warrant program, but by a share-based incentive plan for employees of Pharmexa-Epimmune. See *"– Share-Based Incentive Plan for Employees of Pharmexa-Epimmune"*. His holding of 17,500 warrants originates from a grant in connection with a previous employment in Pharmexa A/S.

(4) Mark J. Newman is not covered by Pharmexa's Danish warrant program, but by a share-based incentive plan for employees of Pharmexa-Epimmune. See *"Board of Directors, Executive Management and Other Members of the Management Group – Share-Based Incentive Plan for Employees of Pharmexa-Epimmune"*.

See *"Shareholder Information"*.

74

SHARE-BASED INCENTIVE PLAN FOR EMPLOYEES OF PHARMEXA-EPIMMUNE

The employees of Pharmexa's US subsidiary, Pharmexa-Epimmune, are covered by a share-based incentive plan (a stock appreciation rights plan) with the purpose of placing them on an equal footing with the Danish employees of Pharmexa. U.S. law does not allow for these employees to be covered by the Danish warrant programs of Pharmexa A/S because the Shares of Pharmexa A/S are not registered with the U.S. Securities and Exchange Commission (SEC). Pharmexa's two American senior employees Mark J. Newman, SVP, R&D Laboratories, and Marc Hertz, CEO, Pharmexa-Epimmune, both participate in this share-based incentive plan.

BOARD PRACTICE

The Board of Directors convenes regularly and conducts its business according to its rules of procedure. Our Board of Directors establishes our strategy and establishes and oversees, *inter alia*, our policies for accounting, organization and finance. Furthermore, the Board of Directors appoints the members of the Executive Management. The Board of Directors appoints a chairman and a vice-chairman. The Board of Directors has set up a compensation committee consisting of Ole Steen Andersen, Jørgen Buus Lassen and Michel L. Pettigrew. The role of the committee is to assess and submit recommendations to the Board of Directors for decisions on the remuneration of the Executive Management and set up incentive plans for management and employees, including through the exercise of authorizations granted to the Board of Directors. The Company has no audit committee.

CORPORATE GOVERNANCE

On October 6, 2005, the Copenhagen Stock Exchange Committee on Corporate Governance announced its revised recommendations for corporate governance in Denmark, which are based on the *"comply or explain"* principle. This comply or explain rule applies to annual reports published for financial years beginning on January 1, 2006 or later, but the companies may choose to follow the requirements from an earlier time. Pharmexa A/S has decided to display its full report on corporate governance on its website.

Pharmexa A/S generally complies with the corporate governance recommendations, but we do not fully comply with two of the recommendations. These two recommendations and the explanations are stated below. For additional information on the position of Pharmexa A/S with respect to the corporate governance recommendations, see our website at www.pharmexa.com.

Corporate Governance Recommendation

Time Allocated to Board of Directors' Work and Number of Directorships
"The Committee recommends that a member of the board of directors who is also a member of the executive board of an active company hold not more than three ordinary directorships or one chairmanship and one ordinary directorship in companies not forming part of the group unless in exceptional circumstances".

Pharmexa A/S's Explanation
Pharmexa A/S does not comply with this recommendation. The Board of Directors will evaluate, on a case-by-case basis, the ability of current and coming Board members to set aside the necessary time for directorship in the Company. The Board of Directors will not recommend Board members for election or re-election at the annual general meeting if they are not presumed to be able to set aside the necessary time for directorship in Pharmexa A/S.

Principles for Establishing Incentive Plans
"If the remuneration for the managers consists of share or subscription options, we recommend that the schemes are set up as roll-over schemes (i.e. the options are allocated and expire over a number of years) and that the redemption price is higher than the market price at the time of the allocation.

Moreover, the Committee recommends that the schemes be designed in a way that promotes long-term behavior and are transparent and easy to understand (even for outsiders) and that valuation be made according to generally accepted methods".

Pharmexa A/S's Explanation
Pharmexa A/S complies with this recommendation in part. The Executive Management is partially remunerated with warrants that can be exercised at the market price on the date of grant. So far, the exercise price has therefore not been higher than the market price on the date of grant, which is not in line with the recommendations. The plan applied promotes long-term behavior, and the general terms and conditions and the number of options granted are disclosed on grant and in the annual report. In the plan expected to be launched after the completion of the Offering and as described in *"Description of the Share Capital – Issue of New Warrants"*, the exercise price is expected to be higher than the market price at the date of grant.

In future, Pharmexa A/S also intends to take into consideration and, to the greatest possible extent, comply with the applicable recommendations for corporate governance in Denmark.

INTERNAL FINANCIAL MANAGEMENT SYSTEMS AND PROCEDURES

We believe that we have implemented all necessary management and control systems to ensure compliance with the obligations applying to issuers of shares quoted on the OMX.

We apply a range of different management tools for the purpose of our the day-to-day management, including:

- department reports including actuals relative to budget for each department;
- subsidiary reports for the management on these companies including actuals relative to budget; and
- a management report including a summary of the department and subsidiary reports.

For this purpose we use a financial reporting system called MS Reporting.

Moreover, the Finance Department prepares detailed budgets in collaboration with the Executive Management, including operating, balance sheet and cash flow budgets. The same procedures apply for the subsidiaries.

The entire budget is presented by the Executive Management to the Board of Directors at a Board meeting in late November each year in order for the budget to be approved well ahead of the beginning of the coming budget year.

INCENTIVE PLANS

It is our policy to seek to tie employees and management closely to us through the use of share-based and other incentive plans. As a result, Pharmexa A/S has granted warrants to employees and management in recent years. The warrants give employees and management a future right to subscribe for new Shares in the Company at a predetermined price. However, the right to subscribe for Shares under the warrants is forfeited if the employee resigns before the date of exercise, subject to the provisions of the Danish Act on Share-Based Incentive Schemes.

We have two principal motives in using this type of plan. One is that we wish to be competitive with other Danish and foreign biotech and pharmaceutical companies. The other motive is a wish to create a strong incentive for employees and management to stay with us.

The intention of all share-based incentive plans is to distribute the value created in a company between shareholders and employees. How this value is distributed depends, among other things, on the number of warrants in the incentive plan, the exercise price, the length of the vesting period, any terms and conditions applicable at the time of exercise and how the warrants are treated in the event of a change of ownership in the Company.

The basic approach at Pharmexa A/S is that by far the predominant portion of value creation should be for the benefit of its shareholders, and that the Company's incentive plans should be designed with this in mind.

Pharmexa A/S currently has a share-based incentive scheme with a number of warrants that is limited relative to the Company's outstanding share capital. The Board of Directors will only issue warrants up to 10% of the share capital from time to time.

Pharmexa A/S intends to continue to use share-based incentive plans in future for its employees and management. The plans must always be authorized by the shareholders in general meeting, and extensive details of the plans are given in the Company's financial statements and other regular reporting.

Warrants granted may be exercised early if, amongst other things, a buyer of Shares is obliged to submit a tender offer to the other shareholders pursuant to the Danish Securities Trading Act, if an industrial buyer or a group of industrial buyers jointly acquire 50% or more of the Company's share capital through a capital increase, or if the Company sells 50% or more of its activities.

In addition, we have established a bonus scheme for the Executive Management and other members of the Management Group, whereby bonuses of up to 20% of the annual salary may be granted depending on certain specific targets being met.

SHAREHOLDER INFORMATION

SHAREHOLDERS IN PHARMEXA A/S

The table below shows the ownership structure in Pharmexa immediately prior to the Offering recalculated to reflect the Offering. Pharmexa A/S does not hold any treasury Shares. As of the date of this Prospectus no shareholders hold more than 5% of the Company's share capital. All shareholders in the Company have equal voting rights.

SHAREHOLDERS' AGREEMENTS

Management is not aware that any shareholders' agreements have been concluded among the shareholders of Pharmexa A/S.

DIVIDEND POLICY

Pharmexa A/S has never paid out any dividend to its shareholders. The Board of Directors of Pharmexa A/S currently intends to retain any profits for use in the Company's business and does not anticipate that any cash dividends will be declared in the foreseeable future.

CURRENT RULES REGARDING DIVIDENDS

According to the Danish Public Companies Act, the shareholders authorize the distribution of profits at the annual general meeting based on the latest adopted annual report. The shareholders cannot authorize higher dividends than those proposed by the board of directors.

Shareholders may authorize the board of directors to distribute interim dividends. Such authorization must be incorporated in the articles of association of the company.

As of the date of this document, the Board of Directors has no current plans to propose that such authorization be incorporated in the articles of association of Pharmexa A/S.

Any dividends declared will be paid in accordance with the rules of VP Securities Services applicable from time to time. Any dividends will be paid through the shareholder's account with his custodian bank.

In paying any dividends, Pharmexa A/S will be obliged to withhold coupon tax as required under Danish law, the general rate of which is currently 28% for individuals. Normally, 16.5% is withheld for companies.

DESCRIPTION OF THE SHARE CAPITAL

Set forth below is a summary of information concerning Pharmexa's share capital and a brief description of certain provisions contained in the articles of association of Pharmexa A/S dated December 17, 2007 as well as a brief description of certain provisions of the Danish Public Companies Act.

Share Capital

Immediately prior to the Offering, the issued share capital of Pharmexa A/S has a total nominal value of DKK 207,271,975 divided into 41,454,395 Shares of DKK 5 nominal value each. The Existing Shares, any Shares issued on exercise of warrants, and the Shares issued pursuant to this Offering all rank pari passu. The articles of association contain no restrictions on the transferability of the Shares.

Share Capital Increase

The share capital may be increased, as directed by the Board of Directors with respect to the time and terms, in one or more issues of Shares with a nominal value of up to a total of DKK 414,543,950 (82,908,790) Shares, each with a

Movement in Ownership (3)	*Ownership as of the Prospectus date*		*After the Minimum Offering (2)*		*After the Offering (1)*	
	Number of Shares of DKK 5 each	Ownership (%)	Number of Shares of DKK 5 each	Ownership (%)	Number of Shares of DKK 5 each	Ownership (%)
Board of Directors	64,000	0.15	64,000	0.12	170,667	0.15
Executive Management	31,579	0.08	31,579	0.06	84,211	0.08
Other shareholders, including employees	41,358,816	99.77	51,358,816	99.81	110,290,176	99.77
Total	**41,454,395**	**100.00**	**51,454,395**	**100.00**	**110,545,053**	**100.00**

Notes:

(1) Assuming full exercise of Preemptive rights allocated and based on ownership interests as of the date of this Prospectus. The Company has not received any indications from the Board of Directors or the Executive Management as to whether they expect to participate in the Offering.

(2) The calculation is based on an assumption that the Board of Directors and the Executive Management do not exercise the Preemptive Rights allocated to them. The Company has not received any indications from the Board of Directors or the Executive Management as to whether they expect to participate in the Offering.

(3) H. Lundbeck has made a binding advance undertaking, if possible, to buy Preemptive Rights and subscribe for New Shares on the basis of such Rights for a total investment of DKK 25 million. Subject to the outcome of the Offering, H. Lundbeck's ownership interest may amount to up to 9.8% of the Company's share capital.

nominal value of DKK 5). The newly issued Shares will rank pari passu with the existing share capital. The share capital may be increased for cash or other consideration. If the subscription price equals the market price, the Board of Directors may determine that the issue shall be without any rights of preemption for the shareholders of Pharmexa A/S. If the capital is increased by conversion of debt or in consideration of the acquisition of an existing business or certain assets, the existing shareholders will have no rights of preemption.

A part of this authorization will be exercised in connection with the Offering. Depending on the number of New Shares subscribed for in the Offering, the Board of Directors will after the Offering be authorized to increase the share capital in one or more issues by between a total nominal amount of DKK 69,090,660 (13,818,132 Shares, each with a nominal value of DKK 5) and a nominal value of DKK 364,543,950 (72,908,790 Shares, each with a nominal value of DKK 5).

Reduction of the Share Capital
On November 26, 2007, the Company announced that more than half of the share capital had been lost, and an extraordinary general meeting was convened, which was held on December 17, 2007. Against this background, the OMX transferred the Shares in the Company to its observation list.

At the Company's extraordinary general meeting held on December 17, 2007, a resolution was passed at the proposal of the Board of Directors to reduce the Company's share capital by DKK 207,271,975 to DKK 207,271,975, in order to cover losses, by reducing each of the shares of DKK 10 nominal value issued by the Company to DKK 5 nominal value. The proposal was submitted because the Company had lost more than half of its share capital and for the purpose of adjusting the Company's share capital to the Offering. Hereafter, the Company is no longer subject to the provisions on loss of capital of the Danish Public Companies Act. The Company's Shares are still on the observation list of the OMX.

Movements in the Share Capital
Prior to the issue of the New Shares in connection with the Offering, the nominal share capital of Pharmexa A/S is DKK 207,271,975 divided into Shares of DKK 5 each.

	Nominal change in share capital (kr.)	Nominal share capital, period end (kr.)	Number of Shares[12], period end
2000	35,960,840[1][2][3]	40,949,800	4,094,980
2001	12,500[4]	40,962,300	4,096,230
2002	37,500[5]	40,999,800	4,099,980
2003	0	40,999,800	4,099,980
2004	122,999,400[6]	163,999,200	16,399,920
2005	177,999,200[7]	341,998,400	34,199,840
2005	34,000,000[8]	375,998,400	37,599,840
2006	894,000[9]	376,892,400	37,689,240
2007[10]	37,651,550	414,543,950	41,454,395
2007[11]	(207,271,975)	207,271,975	41,454,395

Notes:
(1) Bonus share issue of 1,995,584 Shares with a nominal value of DKK 10 each. The bonus share issue provided the shareholders with five new Shares for each existing share.
(2) Capital increase of 1,600,000 new Shares in the Company at a price of DKK 250 per Share with a nominal value of DKK 10 each in connection with the Company's IPO.
(3) Capital increase of 500 new Shares in the Company at a price of 140 per Share with a nominal value of DKK 10.
(4) Capital increase of 1,250 Shares at a price of DKK 80 per Share with a nominal value of DKK 10 per Share in connection with the exercise of warrants.
(5) Capital increase of 3,750 Shares at a price of DKK 80 with a nominal value of DKK 10 per Share in connection with the exercise of warrants.
(6) Capital increase of 12,299,940 Shares at a price of DKK 17 per Share with a nominal value of DKK 10 in connection with the completion of a three-for-one rights issue.
(7) Capital increase of 17,799,920 Shares, of which 16,399,920 had a price of DKK 18 per Share with a nominal value of DKK 10, and 1,400,000 of which had a price of DKK 24 per share with a nominal value of DKK 10 in connection with the completion of a one-for-one rights issue.
(8) Capital increase of 3,400,000 at a price of DKK 21.5 per Share with a nominal value of DKK 10 in connection with a private placement.
(9) Capital increase of 89,400 Shares at a price of DKK 19 per Share with a nominal value of DKK 10 in connection with the exercise of warrants in June 2006.
(10) Capital increase of 3,765,155 at price of DKK 17 per Share with a nominal value of DKK 10 in connection with a private placement.
(11) Capital reduction by DKK 207,271,975 to a nominal value of DKK 207,271,975 in order to cover a loss by reducing each Share of DKK 10 nominal value to DKK 5 nominal value.
(12) Number of shares with a nominal value of DKK 10 each except for 2007 when the nominal value is DKK 5 each.

WARRANTS

It is the intention of the Board of Directors of Pharmexa that all employees of the Company be granted warrants.

At the annual general meeting held on April 27, 2006, the Board of Directors was authorized to issue warrants in the period until April 1, 2010 to some or all the Company's employees in the absolute discretion of the Board of Directors and on terms laid down by the Board of Directors for subscription in one or more issues of Shares for up to a total of DKK 50,000,000 nominal value (5,000,000 Shares of DKK 10 nominal value each) for cash payment at a price to be determined by the Board of Directors, however, not below the market price of the Company's Shares on the OMX at the date of grant of the warrants and without any preemptive rights to the shareholders of the Company.

On June 20, 2006, the Board of Directors exercised part of this authorization to issue 800,000 warrants to subscribe for 800,000 Shares at a price of DKK 21 per Share of DKK 10 which may be exercised in the period from June 1, 2009 to June 10, 2009. As a result of the capital reduction described in "– Reduction of the Share Capital" these warrants confer a right on the holder to subscribe for Shares with a nominal value of DKK 5 each at a price of DKK 21 per Share.

On February 2, 2007, the Board of Directors exercised part of this authorization to issue 150,000 warrants to subscribe for 150,000 Shares at a price of DKK 17.50 per Share of DKK 10 which may be exercised in the period from March 2, 2010 to March 26, 2010. All these warrants have lapsed as a result of the option holder's termination of his employment relationship.

The Company's articles of association previously included a provision stating that the Board of Directors was authorized to issue warrants to some or all the Company's employees in the absolute discretion of the Board of Directors and on terms to be determined by the Board of Directors for subscription of Shares against cash payment at a price to be determined by the Board of Directors, however, not below the market price of the Company's Shares on the OMX at the time of the issue of warrants and without any preemptive rights for the shareholders of the Company.

Under this authorization, the Board of Directors has issued warrants to employees for the subscription of up to:

(i) 2299,400 Shares at a price of DKK 19 per share of DKK 10. In June 2006, 89,400 warrants were exercised. The remaining warrants have lapsed.
(ii) 200,600 Shares at a price of DKK 27 per share of DKK 10, which could be exercised during the period December 1, 2007 to December 7, 2007. No warrants were exercised in December 2007 after which time all these warrants have lapsed.

	Exercise price	Number of Shares of DKK 5 each that may be subscribed on the basis of outstanding warrants	Expiry of exercise period	Market value per warrants in DKK(2)	Market value in DKK
Management					
- Board of Directors(3)					
- Executive Management	11.30	410,000	June 6, 2008	0.06	24,600
	21	200,000	June 10, 2009	0.08	16,000
Management, total		**610,000**			**40,600**
Management Group					
	11.30	350,000	June 6, 2008	0.06	21,000
	21	150,000	June 10, 2009	0.08	12,000
Management Group, total		**500,000**			**33,000**
Employees(3)					
	13.55	90,000	June 6, 2008	0.01	900
	11.30	598,000	June 6, 2008	0.06	35,880
	21	315,235	June 10, 2009	0.08	25,219
Employees, total		**1,003,235**			**61,999**
Total		**2,113,235**			**135,599**

Notes:

(1) The warrants may be exercised early under certain circumstances. See *"Board of Directors, Executive Management and other members of the Management Group"* for a description of our warrant program.

(2) The stated market value is based on the Black-Scholes formula for valuation of warrants. The calculations are based on the following assumptions: Volatility of 50%, a risk-free interest rate of 4.26% per annum and a share price of DKK 6.45 per share.

(3) Employee representatives on the Board of Directors are included in "Employees".

(iii) 1,695,000 Shares at a price of DKK 22.60 per share of DKK 10 which could be exercised by one half in the period from June 1, 2007 to June 8, 2007, and the remaining half can be exercised in the from period June 2, 2008 to June 6, 2008. No warrants were exercised in June 2007. Following adjustment as a result of the capital reduction described in *"– Reduction of the Share Capital"*, these warrants confer a right on the holder to subscribe for Shares with a nominal value of DKK 5 each at a price of DKK 11.30 per Share.

(iv) 95,000 Shares at a price of DKK 27.10 per share of DKK 10 which could be exercised by one half in the period from June 1, 2007 to June 8, 2007, and the remaining half may be exercised in the period from June 2, 2008 to June 6, 2008. No warrants were exercised in June 2007. Following adjustment as a result of the capital reduction described in *"– Reduction of the Share Capital"*, these warrants confer a right on the holder to subscribe for Shares with a nominal value of DKK 5 each at a price of DKK 13.55 per Share.

For further information, see *"Board of Directors, Executive Management and other Members the Management Group – Incentive Plans"*.

The Board of Directors is authorized to effect the required capital increase if these warrants are exercised. The Company's existing shareholders shall have no rights of preemption over Shares issued pursuant to warrants. In other respects, the Board of Directors shall determine the specific terms and conditions for any capital increases that may be effected upon the exercise of warrants.

Outstanding Warrants

It is the intention of the Board of Directors of Pharmexa that all employees in the Company be granted warrants. The warrants issued by the Company as of December 31, 2007 are summarized in the table on the previous page.

Issue of New Warrants

The Board of Directors has decided to issue a total of 2,200,000 warrants following the completion of the Offering. The warrants are exercisable for up to 2,200,000 Shares of DKK 5 nominal value (total nominal value of DKK 11,000,000). The warrants are expected to be issued in two issues of 300,000 warrants and 1,900,000 warrants, respectively. The issue of 300,000 warrants is expected to be granted to the Executive Management. It is expected that of the issue of 1,900,000 warrants, 300,000 warrants will be granted to the Executive Management, 200,000 warrants will be granted to Achim Kaufhold and 1,400,000 to other employees. For both issues, the exercise price is expected to be fixed at the market price plus 10% p.a. from the date of grant until the date of exercise. The issue of 300,000 warrants is expected to vest with one-third annually and to be exercised within two-year periods from the date of vesting during periods of two weeks from the date of announcement of the annual financial results or the publication of interim reports. The issue of 1,900,000 warrants is expected to be available for exercise in whole or in part from January 1, 2011 until December 31, 2012 during periods of two weeks following the announcement of the annual financial results or the publication of interim reports. As described above, the number of warrants to be issued does not depend on the size of the Offering.

Preemptive Rights

Under Danish law, all shareholders of Pharmexa A/S have preemptive rights in case of an increase of the share capital of Pharmexa A/S. An increase of the share capital may be adopted by Pharmexa's shareholders at a general meeting or by the Board of Directors pursuant to an authorization granted by the shareholders at a general meeting. In connection with an increase of the share capital of Pharmexa A/S, the shareholders in general meeting may approve deviations from the general preemptive rights of the shareholders.

Dividend Rights

The New Shares will carry the right to full dividends payable in respect of the financial year ended December 31, 2007. Distribution of potential dividends is carried out in compliance with the rules of VP Securities Services and will be allocated via the shareholder's custodian bank.

Rights on Liquidation

In the event of a solvent liquidation of the Company, the shareholders are entitled to participate in the distribution of the Company's excess assets in proportion to their nominal shareholdings after payment of the Company's creditors.

Voting Rights

Each shareholder of Pharmexa A/S is entitled to one vote at general meetings per share held. However, only shareholders who have obtained admission cards in due time shall be entitled to vote. Furthermore, shareholders who have acquired Shares by transfer may not exercise the voting rights in respect of the relevant Shares unless such Shares have been entered into the register of shareholders of Pharmexa A/S, or the shareholder has reported, and submitted proof of, his acquisition to Pharmexa A/S, prior to the time when the relevant general meeting is convened.

General Meetings

All resolutions passed at the general meeting of shareholders are passed by simple majority unless special rules are provided by the Danish Public Companies Act in relation to majority.

General meetings are convened by the Board of Directors by giving no less than 8 days' and no more than 4 weeks' notice by advertisement published through the OMX inserted in at least one national newspaper and by written notice to any shareholders registered in the Company's register of shareholders who have made a request for such notice. The annual general meeting must be held in the municipality where the registered office of Pharmexa A/S is located or in Greater Copenhagen not later than four months after the end of each financial year.

Extraordinary general meetings shall be held whenever resolved by the general meeting, the Board of Directors, or the auditors of Pharmexa A/S or upon a written request to the Board of Directors from shareholders holding not less than one-tenth of the nominal value of the total share capital. Upon the receipt of such a request, the Board of Directors shall within 14 days convene an extraordinary general meeting.

All shareholders shall be entitled to attend general meetings after having submitted a request for an admission card not less than five days prior to the date of a meeting.

Majority Votes at General Meetings
Except as provided by the Danish Public Companies Act, all resolutions of the general meeting shall be adopted by a simple majority vote. For a resolution to be passed to amend the articles of association, such resolution must be passed by not less than two-thirds of the votes cast as well as of the voting share capital represented at the general meeting unless, a more qualified majority and representation is prescribed by the Danish Public Companies Act.

Board of Directors
Pursuant to Article 13 of the articles of association, the Board of Directors is required, in addition to members elected by the Company's employees pursuant to the applicable rules, to be made up of three to seven members elected by the general meeting. Pursuant to Article 14.4 the Board of Directors shall appoint a management made up of two to four members.

Registered Shares
All Shares are registered in book-entry form and must be held through a Danish bank or other institution authorized to be registered as the custodian of such Shares (the "custodian bank") in accounts maintained in the computer system of VP Securities Services. The Shares must be issued to named holders and may not be transferred to bearer. Shares are registered through the shareholders' custodian bank.

NEGOTIABILITY AND TRANSFERABILITY OF THE SHARES

The Shares of Pharmexa A/S are freely transferable and negotiable under Danish law and no restrictions apply to the transferability of the Shares. Furthermore, the new shareholders will not be obliged to have their Shares redeemed except as provided for by the Danish Public Companies Act.

RIGHTS ATTACHING TO THE SHARES

The New Shares will rank pari passu with all other Shares of Pharmexa A/S.

OTHER RIGHTS

No Shares of Pharmexa A/S shall carry any special rights.

LIMITATIONS ON SHAREHOLDINGS

No ownership limitations apply to the Shares.

TREASURY SHARES

Under the Danish Public Companies Act, the shareholders may authorize the Board of Directors to arrange for Pharmexa A/S to acquire treasury Shares, although the aggregate amount of such Shares may not exceed 10% of the total share capital of Pharmexa A/S. At present, the Board of Directors is not authorized to purchase any of the Shares of Pharmexa A/S. Pharmexa A/S does not hold any treasury Shares.

MAJOR SHAREHOLDINGS

Pursuant to Section 29 of the Danish Securities Trading Act a shareholder in a listed company must immediately notify the Danish Financial Supervisory Authority and the company in the event that (i) his shareholding accounts for minimum 5% of the voting rights in the company or the nominal value of his holding accounts for minimum 5% of the company's share capital, or (ii) a change in a holding already notified entails that limits of 10%, 15%, 20%, 25% and 50% and limits of one third and two thirds of the voting rights or nominal value are reached or are no longer reached, or the limit stated in (i) is no longer reached. Once Pharmexa A/S has received such notification, the Company shall inform the market as soon as possible thereafter.

ADDITIONAL INFORMATION ABOUT PHARMEXA A/S

Name and Registered Office
Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark
Tel.: +45 4516 2525
Fax +45 4516 2500

The Company has registered the following secondary names: M&E A/S (Pharmexa A/S), Mouritsen & Elsner A/S (Pharmexa A/S) and M&E Biotech A/S (Pharmexa A/S)

The Company's registered office is situated in the municipality of Rudersdal.

The Company was incorporated on October 1, 1990 and registered with the Danish Commerce and Companies Agency on December 1, 1990.

Pharmexa A/S is registered with the Danish Commerce and Companies Agency under company reg. (CVR) no. 14 53 83 72, and it carries on business as a public limited company incorporated under Danish law.

Financial Calendar
The financial calendar of Pharmexa A/S for 2008 is as follows:

March 3, 2008	Annual report announcement 2007
April 28, 2008	Annual general meeting
May 9, 2008	Interim report Q1 2008
August 21, 2008	Interim report Q2 2008
November 7, 2008	Interim report Q3 2008

Financial Year and Financial Reporting
The Company's financial year is the calendar year.

The Company publishes quarterly reports.

Objects
The objects of the Company as per article 2 of the articles of association are "to carry on research and development activities".

Documents
The following documents are available for inspection at the Company's head office at Kogle Allé 6, DK-2970 Hørsholm, Denmark, or may be obtained upon request:

- Pharmexa's articles of association;
- Pharmexa's annual reports for the years ended December 31, 2004, 2005 and 2006;
- the documents referred to in Section 29(2) of the Danish Public Companies Act; and
- the memorandum of incorporation.

Principal Bankers
The Company's principal banker is Danske Bank A/S.

Auditors
The annual reports of Pharmexa A/S for 2004-2005 were audited by Ernst & Young, Statsautoriseret Revisionsaktieselskab, Tagensvej 86, DK-2200 Copenhagen N, Denmark, and PricewaterhouseCoopers, Statsautoriseret Revisionsinteressentskab, Strandvejen 44, DK-2900 Hellerup, Denmark.

According to new rules under Danish law which allow companies to appoint only one auditor, our shareholders elected Ernst & Young as Pharmexa's sole auditor at the annual general meeting held on April 27, 2006. The annual report of Pharmexa A/S for the year ended December 31, 2006 was audited by Ernst & Young only.

Registrar
The Company's registrar is Aktiebog Danmark A/S, Kongevejen 118, DK-2840 Holte, Denmark.

Issuing Bank
The Issuing Bank of the Company is Danske Bank A/S, Holmens Kanal 2-12, DK-1092 Copenhagen, Denmark

DESCRIPTION OF THE OFFERING

CAPITALIZATION AND DEBT

The table below contains an overview of our capital and debt at November 30, 2007.

In DKK millions	As of November 30, 2007
Share capital	414.5
Other reserves	(261.4)
Total equity	**153.1**
Non-current liabilities	1.2
Current liabilities	23.6
Total liabilities	**24.8**

The Company has no secured or guaranteed debt.

WORKING CAPITAL STATEMENT

As of November 30, 2007 our capital resources amounted to DKK 79.3 million. Combined with expected revenues from current collaborative arrangements and awarded public grants, we anticipate that this amount will provide funding for our planned activities until May 2008.

We believe that our capital resources including the proceeds from the Offering, if fully subscribed, revenues from our current collaborative arrangements, awarded public grants and interest income will be sufficient to fund our planned activities until early 2010. If only the Minimum Offering is subscribed, our capital resources will be sufficient to fund our activities until September 2008.

Many factors have an impact on whether the capital resources are sufficient, including the scientific progress in our research and development programs, the scope of such programs, Our obligations to existing and new clinical partners, our ability to establish commercial relations and license arrangements, investments in non-current assets and market developments. Thus, we may need additional funds and may seek to obtain additional funding by way of equity or debt financing, collaborative agreements with commercial partners or from other sources.

There can be no assurance that the proceeds from the Offering will be sufficient to finance our operations until such time as revenues, if any, from the sale of drugs and royalty income from current and future collaborative agreements render us profitable or that we will ever achieve profitability. Moreover, we cannot assure you that the proceeds will be sufficient to meet our working capital requirements until completion of the PrimoVax and Telovac Phase III studies or through any other specific point in time. As a result, with the strategy under which we currently operate and our current plans, it may be necessary for us to meet our capital requirements through additional share issues, borrowings or other appropriate means.

For a discussion of additional risks related to the need for financing and the potential dilution of Shareholders, see *"Risk factors"*.

REASONS FOR THE OFFERING AND USE OF PROCEEDS

Our capital resources amounted to DKK 79.3 million as of November 30, 2007. Combined with expected revenues from our current collaborative arrangements and awarded public grants, we anticipate that this amount will provide funding for our planned activities until May 2008. We now wish to strengthen our financial position to be able to better develop and commercialize our projects.

Management has set a Minimum Offering of 10,000,000 New Shares at the Offer Price of DKK 5, corresponding to gross proceeds of DKK 50 million and net proceeds of DKK 40.5 million. The reason for this is that the future strategic options of Pharmexa A/S on receiving net proceeds of less than DKK 40.5 million will not change to a degree making it possible to better secure the assets of the shareholders than with the current capital resources in Management's opinion. Consequently, Management considers an offer of less than 10,000,000 New Shares at the Offer Price to be inadvisable. H. Lundbeck has made a binding advance undertaking, if possible, to buy Preemptive Rights and subscribe for New Shares on the basis of such Rights for a total investment of DKK 25 million, corresponding to just less than half of the Minimum Proceeds.

The future situation and strategic options of Pharmexa A/S depend, in large part, on the amount of proceeds Pharmexa will receive in the Offering. Depending on the amount of net proceeds, Management intends to initiate and/or accelerate various measures to best secure the assets of the shareholders.

Net proceeds from the Offering	New financial horizon at the current burn-rate*	Use of proceeds
DKK 40.5-100 million	From around September 1, 2008 to around December 31, 2008	Management will initiate specific investigations of the strategic alternatives assessed on an ongoing basis, including the sale of all or part of Pharmexa's activities. Any decision to sell, merge or otherwise change Pharmexa's strategy materially will be based on a thorough evaluation of the options with a view to protecting the assets of the shareholders in the best possible way. Management will be compelled to initiate a number of short-term measures with a view to protecting the assets of the shareholders, including the introduction of cost-saving initiatives and prioritizations in the project portfolio with a view to extending the Company's the financial horizon and thereby the period during which Management can negotiate with potential investors.
DKK 100-300 million	From around January 1, 2009 to around December 31, 2009	If the proceeds are at the lower end of the range of DKK 100 million to 300 million, Management will consider a narrower strategy focused on a few selected projects and/or limited research efforts with a view to extending the Company's financial horizon. Such strategy would expose the Company significantly to the outcome of a few clinical studies, including the PrimoVax Phase III study. If the proceeds are at the upper end of the range of DKK 100 million to 300 million, Management will to the greatest possible extent seek to continue the current strategy depending on the proceeds received. Pharmexa will continue – irrespective of whether the proceeds are at the lower or upper end of this range – to seek to enter into collaborative agreements in respect of Pharmexa's product candidates and technologies, including in respect of the future commercialization of GV1001.
More than DKK 300 million	Later than January 1, 2010	Where the proceeds are more than DKK 300 million, Management will continue the current strategy, including the current strategy relating to collaborative agreements. In such situation, Pharmexa will be able to continue the development of the Company's current projects up until the end of 2009, including up until publication of the results of the PrimoVax Phase III study expected to be published in the second half of 2009.

* If Pharmexa enters into income-generating agreements during the period, the Company's financial horizon will be extended. The financial horizon will also be extended if the Company takes cost-saving steps and prioritizes its product portfolio.

The current strategy for further development of our product candidates, which we intend to pursue if the net proceeds are higher than DKK 300 million and to some extent if the net proceeds are at the upper end of the range of DKK 100 million to 300 million, includes:

- Continuation of the two Phase III studies of GV1001 against pancreatic cancer. The PrimoVax study is scheduled for completion in the second half of 2009 and, according to the information available, the Telovac study is scheduled for completion in 2011/2012.
- Completion of the GV1001 Phase II study against liver cancer. Enrollment of subjects for the Phase II study has ended, and it is expected that the final results of the study will be reported in the first half of 2008.
- Completion of the ongoing Phase II study with GV1001 in non-small cell lung cancer. Enrollment of subjects for this study is expected to end during the first six months of 2008.
- Finalization of the preclinical development of PX107, a vaccine against bone disorders, and possible initiation of Phase I studies during 2008.
- Completion of ongoing clinical Phase I studies of four different HIV vaccines.
- Continuation and completion of a large contract with the HVDDT under the NIH from which we will receive substantial funding of our work relating to improved HIV vaccines until the 3rd quarter of 2008.
- Continued support, by way of contract work, to H. Lundbeck, which is developing a vaccine against Alzheimer's disease based on our technology under a license agreement.
- Completion of work in progress under a contract with the NIH concerning a new malaria vaccine. We expect the vaccine to move into clinical Phase I during 2008.
- Preclinical development and clinical development of a universal DNA-based influenza vaccine and a universal protein-based cancer vaccine based on our patented polyepitope technology.

Furthermore, we anticipate that the proceeds from the Offering will allow us to continue the current discussions with potential partners for our HIV vaccine portfolio, our influenza program and PADRE technology and the GV1001 and PX107 vaccines from a stronger financial position.

Changes in our plans or in the business environment could result in the use of these proceeds in a manner that is different from the manner described above.

Until we have applied the net proceeds of the Offering as described above, we intend to invest the net proceeds of the Offering in short term government and mortgage bonds or other securities deemed to involve limited risk or to place the proceeds in cash bank deposits.

Regardless of the amount of proceeds received in the Offering, we cannot assure you that the proceeds from the Offering will be sufficient to finance our operations until such time as revenues, if any, from the sale of drugs and royalty income from current and future collaborative agreements render us profitable or that we will ever achieve profitability.

Moreover, we cannot assure you that the proceeds will be sufficient to meet our working capital requirements until completion of the PrimoVax and Telovac Phase III studies or until any other specific point in time. As a result, with the strategy under which we currently operate and our current plans, it may be necessary for us to meet our capital requirements through additional share issues, borrowings or other appropriate means.

TERMS AND CONDITIONS OF THE OFFERING

The Offering, Subscription Ratio and Allocation of Preemptive Rights

The Offering comprises a minimum of 10,000,000 New Shares of DKK 5 nominal value each and up to a maximum of 69,090,658 New Shares of DKK 5 nominal value each at a price of DKK 5 with preemptive rights to Existing Shareholders at the ratio of 5:3 (meaning that each Existing Share will be allocated 5 Preemptive Rights, and 3 Preemptive Rights will be required to subscribe for one New Share).

Thus, Existing Shareholders will be entitled to and allocated 5 Preemptive Rights for each Existing Share with a nominal value of DKK 5 each held at the Allocation Time. Three Preemptive Rights entitle a holder to subscribe for one New Share upon payment of the Offer Price. No fractional New Shares will be issued.

The allotment free of charge of the Preemptive Rights will be made to the Existing Shareholders who are registered as Shareholders with VP Securities Services on January 18, 2008 at 12.30 p.m. CET. Shares traded after January 15, 2008 will be traded ex Preemptive Rights.

The Preemptive Rights and the New Shares are delivered by allocation to accounts through the book-entry facilities of VP Securities Services.

The Offering has not been underwritten.

Offer Price
The New Shares are offered at DKK 5 per share with a nominal value of DKK 5, free of brokerage.

Offering and Proceeds
The minimum proceeds will total DKK 50 million (estimated net proceeds of DKK 40.5 million) if the minimum number of New Shares is subscribed. The gross proceeds of the Offering will total DKK 345.5 million (estimated net proceeds of DKK 318.3 million), if the maximum number of New Shares is subscribed.

Subscription Period
The period in which the New Shares may be subscribed will commence on January 19, 2008 at 9.00 a.m. CET and close on February 1, 2008 at 5.00 p.m. CET.

See *"Procedure for Exercise of and Dealings in Preemptive Rights and Treatment of Preemptive Rights"* below for a description of the procedure of exercise and subscription.

Trading and Official Listing of Preemptive Rights
The period in which the Preemptive Rights will be admitted to trading and official listing on the OMX will commence on January 16, 2008 at 9.00 a.m. CET and close on January 29, 2008 at 5.00 p.m. CET.

Trading and Official Listing of New Shares
Admission to trading and official listing of the New Shares on the OMX is expected to take place on February 6 2008. ***Shareholders and investors should note that the New Shares will not be admitted to trading and official listing on the OMX under the temporary securities code. The New Shares will be listed on the OMX directly under the existing securities code when the capital increase has been registered with the Danish Commerce and Companies Agency, which is expected to take place on February 5, 2008.***

Upon admittance of the New Shares to trading and official listing, the New Shares will be accepted for clearance through Euroclear and Clearstream.

Securities Identification Codes
The Preemptive Rights will be admitted to trading and official listing on the OMX under the following securities identification code:

Preemptive Rights	DK0060118883
New Shares (temporary code)	DK0060118966

The Shares are listed on the OMX under the permanent securities code DK0015966592.

Payment and Issue of New Shares
Upon exercise of the Preemptive Rights, the holder must pay DKK 5 per New Share subscribed.

Payment for the New Shares shall be made in Danish kroner at the time of subscription, however, not later than on February 1, 2008 at 5.00 p.m. CET, against registration of the New Shares in the transferee's account with VP Securities Services. Payment shall be made to a custody account with the Lead Manager as security for timely repayment to investors, if the Offering is not completed. Holders of Preemptive Rights are required to adhere to the account agreement with their Danish custodian or other financial intermediaries through which they hold Shares. Financial intermediaries through whom a holder may hold Preemptive Rights may require payment by an earlier date.

Subscription of the New Shares may take place during the Subscription Period. Accordingly, during this period the New Shares will be allocated through VP Securities Services by exercise of Preemptive Rights. The New Shares are expected to be issued by the Company and the capital increase to be registered with the Danish Commerce and Companies Agency on February 5, 2008. The Offering may be withdrawn and cancelled by the Company until the capital increase relating to the New Shares has been registered with the Danish Commerce and Companies Agency. See "Withdrawal of the Offering".

Publication of the Results of the Offering
The results of the Offering will be communicated in a company announcement which is expected to be released through the OMX not later than two banking days after the end of the Subscription Period (expected to be on February 5, 2008).

Completion of the Offering
The Offering will only be completed if and when a minimum of 10,000,000 New Shares have been subscribed and if and when the New Shares subscribed are issued by the Company and registered with the Danish Commerce and Companies Agency, which is expected to take place on February 5, 2008.

An announcement concerning the results of the Offering is expected to be made on February 5, 2008.

Binding advance undertaking from H. Lundbeck A/S
In December 2007, H. Lundbeck and Pharmexa A/S expanded and updated their license agreement from April 2000 regarding a vaccine against Alzheimer's disease based on Pharmexa's AutoVac™ technology.



Expected Timetable of Principal Events

Last day of trading of Existing Shares cum Preemptive Rights:	On January 15 2008
First day of trading of Existing Shares ex Preemptive Rights:	On January 16, 2008
Trading and official listing of Preemptive Rights commences on the OMX	On January 16, 2008
Allocation Time:	On January 18, 2008 via VP Securities Services
Subscription Period begins:	On January 19, 2008 at 9.00 a.m. CET (the day after the Allocation Time)
Trading and official listing of Preemptive Rights closes on the OMX:	On January 29, 2008 at 5.00 p.m. CET
Subscription Period ends:	On February 1, 2008 at 5. p.m. CET
Publication of the Results of the Offering:	Not later than two banking days after the end of the Subscription Period (expected to be on February 5, 2008)
Completion of the Offering:	The Offering will only be completed if and when a minimum of 10,000,000 New Shares have been subscribed and if and when the New Shares have been issued and the capital increase has been registered with the Danish Commerce and Companies Agency which is expected to take place on February 5, 2008
Admission to trading and official listing of the New Shares expected to commence:	On February 6, 2008

As part of this agreement, H. Lundbeck has made a binding advance undertaking, if possible, to buy Preemptive Rights and subscribe for New Shares on the basis of such Rights for a total investment of DKK 25 million, corresponding to just less than half of the Minimum Proceeds.

Minimum and/or Maximum Subscription Amounts
The minimum number of New Shares that a holder of Preemptive Rights may subscribe will be one New Share, requiring the exercise of 3 Preemptive Rights and the payment of the Offer Price per New Share of DKK 5.

There is no maximum number of New Shares that a holder of Preemptive Rights may subscribe, however, the number is limited to the number of Preemptive Rights held at the end of the period for trading in Preemptive Rights.

Revocation of Subscription Orders
Instructions to exercise Preemptive Rights are irrevocable.

Intentions of Major Shareholders of the Company, Members of the Executive Management or the Board of Directors to Participate in the Offering
The Company has not received any indications from its major Shareholders, the members of the Executive Management or the members of the Board of Directors as to whether or not they expect to participate in the Offering.

Rights attaching to the Preemptive Rights
The Preemptive Rights may be traded on the OMX in the period from January 16, 2008 at 9.00 a.m. CET to January 29, 2008 at 5 p.m. CET and may be exercised in the period from January 19, 2008 at 9.00 a.m. CET to February 1, 2008 at 5.00 p.m. CET.

The Preemptive Rights may be exercised only by using the number of Preemptive Rights that allow subscription for a whole number of New Shares. If a holder of Preemptive Rights does not have a sufficient number of Preemptive Rights to subscribe for a whole number of New Shares, such holder wishing to subscribe for New Shares must acquire in the market, during the period for trading in Preemptive Rights, the number of Preemptive Rights necessary to subscribe for a whole number of New Shares, or the holder may choose to sell the Preemptive Rights during the same period.

Preemptive Rights that are not exercised during the Subscription Period will lapse with no value, and a holder of such Preemptive Rights will not be entitled to compensation. The Subscription Period will end on February 1, 2008 at 5.00 p.m. CET.

If the Offering is not completed, the exercise of Preemptive Rights that has already taken place will automatically be cancelled, the subscription price will be refunded (less any brokerage fees), all Preemptive Rights will be null and void, and no New Shares will be issued. However, trades of Preemptive Rights executed during the trading period for the Preemptive Rights will not be affected. As a result, investors who have acquired Preemptive Rights will incur a loss corresponding to the purchase price of the Preemptive Rights. If the Offering is not completed, the New Shares will not be issued and investors who have acquired New Shares in an off-market transaction risk losing their investment if they are not successful in reclaiming the purchase price from the seller of such New Shares.

Rights attaching to the New Shares

The New Shares will, when fully paid up and registered with the Danish Commerce and Companies Agency, have the same rights as the Existing Shares.

Dividend Rights/Rights to Share in Profits

The New Shares are eligible for dividends paid by the Company after the issue of the New Shares and the registration of the capital increase with the Danish Commerce and Companies Agency. Consequently, the New Shares are eligible for any dividends payable in respect of the 2007 financial year and all dividends declared and paid thereafter.

The Company has not paid dividends in the past and does not plan to do so within the foreseeable future.

Dividends are paid in DKK to the Shareholder's account set up with VP Securities Services. There are no dividend restrictions or special procedures for non-resident holders of New Shares. See "Taxation" below for a description of the treatment of dividends under Danish tax law. Dividends which are not claimed by the Shareholders are forfeited in accordance with the general rules of Danish law.

No option exists to pay interim dividends pursuant to the articles of association.

The Company does not pay dividends cumulatively.

Voting Rights

A Shareholder is entitled to one vote for each nominal share amount of DKK 5 at general meetings. For Shares acquired by transfer, voting rights shall be conditional on the Shareholder having had his shares recorded in the Company's register of shareholders or having given notice of and documented his acquisition not later than on the date of the notice to convene the relevant general meeting.

Rights on Liquidation

In the event of a liquidation of the Company, the Shareholders are entitled to participate in the distribution of the net assets in proportion to their nominal shareholdings after payment of the Company's creditors.

Preemptive Rights

According to Article 4 of the articles of association of the Company, the Board of Directors is authorized to increase the Company's share capital in one or more issues for a total nominal amount sum of up to DKK 414.543.950 (82.908.790 Shares of DKK 5). If the share capital is increased by cash payment at a subscription price lower than the value of the Shares issued, the Existing Shareholders are entitled to a preemptive right in respect of the amount of capital increase in proportion to their shareholdings. If the share capital is increased by cash payment at a subscription price at or above market price or in other ways, such as by conversion of debt or payment of a contribution in kind, the Board of Directors may decide that the Shareholders shall not have preemptive rights.

If shareholders of the Company in general meeting otherwise resolve to increase the share capital, Section 33 of the Danish Public Companies Act will apply. According to this provision, shareholders generally have preemptive rights if the share capital of a company is increased by cash payment. However, the preemptive right may be derogated from by a majority comprising at least two-thirds of the votes cast and the share capital represented at the general meeting.

Other Rights

None of the Company's Shares carry any redemption or conversion rights or any other special rights.

Negotiability and Transferability of the Shares and the New Shares

All Shares including the New Shares are freely transferable and negotiable under Danish law and no restrictions apply to the transferability of the Shares and the New Shares.

88

The Company's articles of association do not contain any provisions on the conversion of Shares into other financial instruments

Withdrawal of the Offering

The completion of the Offering is subject to a minimum of 10,000,000 New Shares of DKK 5 nominal value each being subscribed and to no events occurring before January 15, 2008, the last banking day before dealings in Preemptive Rights begin, which in the opinion of the Company or the Lead Managers would make it inadvisable to proceed with the Offering.

Furthermore, the Offering may be withdrawn in the event that certain exceptional and unpredictable circumstances occur in the period from commencement of trading in Preemptive Rights until registration of the capital increase relating to the New Shares has taken place with the Danish Commerce and Companies Agency.

Any withdrawal of the Offering will be announced to the OMX and a notice will be inserted in the daily newspapers in which the Offering was advertised.

If the Offering is not completed, any exercise of Preemptive Rights that has already taken place will automatically be cancelled, the subscription price will be refunded (less any brokerage fees), all Preemptive Rights will be null and void, and no New Shares will be issued. However, dealings in Preemptive Rights executed during the trading period for the Preemptive Rights will not be affected. As a result, investors who have acquired Preemptive Rights will incur a loss corresponding to the purchase price of the Preemptive Rights. If the Offering is not completed, the New Shares will not be issued and investors who have acquired New Shares in an off-market transaction risk losing their investment if they are not successful in reclaiming the purchase price from the seller of such New Shares.

Procedure for Exercise of and Dealings in Preemptive Rights and Treatment of Preemptive Rights

The Preemptive Rights are traded on the OMX.

Holders of Preemptive Rights wishing to subscribe for New Shares must do so through their own custodian bank in accordance with the rules of such institution. The time until which notification of exercise may be given will depend upon the holder's agreement with, and the rules and procedures of, the relevant custodian bank or other financial intermediary and may be earlier than the end of the Subscription Period. Once a holder has exercised his Preemptive Rights, the exercise may not be revoked or modified.

Upon payment of the Offer Price and exercise of Preemptive Rights during the Subscription Period, the New Shares will be allocated through VP Securities Services at the close of any banking day. The New Shares will not be listed on the OMX until registration of the capital increase has taken place with the Danish Commerce and Companies Agency. The New Shares are expected to admitted to trading and official listing on the OMX on February 6, 2008. Exercise instructions, without the required supporting documentation, sent from a person located in a jurisdiction in which it would not be permissible to subscribe for the New Shares will be deemed to be invalid, and no New Shares will be credited to institutions with addresses inside jurisdictions in which it would not be permissible to subscribe for the New Shares without the required supporting documentation. The Company and the Lead Manager reserve the right to reject any exercise of Preemptive Rights in the name of any person who, without the required supporting documentation (i) provides for acceptance or delivery of the New Shares in a jurisdiction in which it would not be permissible to subscribe for the New Shares, (ii) is unable to represent or warrant that such person is not in a jurisdiction in which it would not be permissible to subscribe for the New Shares, (iii) is acting for persons in a jurisdiction in which it would not be permissible to subscribe for the New Shares other than on a discretionary basis, or (iv) appears to the Company or its agents to have executed its exercise instructions or certifications in, or dispatched them from, a jurisdiction in which it would not be permissible to make an offer of the New Shares. See "Jurisdictions in which the Offering will be made and restrictions applicable to the Offering".

Account holders who exercise their Preemptive Rights shall be deemed to have represented that no Preemptive Rights are being exercised by or for the account or benefit of persons located in jurisdictions in which it would not be permissible to make an offer of the New Shares.

Any holder who exercises his Preemptive Rights shall be deemed to have represented that he has complied with all applicable laws. Custodian banks exercising Preemptive Rights on behalf of beneficial holders shall be deemed to have represented that they have complied with the offering procedures set forth in this Prospectus.

Upon expiry of the Subscription Period, the Preemptive Rights will lapse without value and the holders will not be entitled to any compensation. Due to the subscription ratio of 5:3 and the number of Existing Shares in the Company prior to the Offering (41,454,395 Shares), there will be an excess of 1 Preemptive Right even if all the New Shares are subscribed.

Holders of Preemptive Rights who do not wish to exercise their Preemptive Rights to subscribe for New Shares may, subject to such restrictions as may apply under applicable laws, transfer their Preemptive Rights, and the transferee may use them to subscribe for New Shares. Holders wishing to sell their rights should instruct their custodian banks accordingly.

The Lead Manager may from time to time buy and sell Preemptive Rights, exercise Preemptive Rights and buy and sell the New Shares.

Plan of Distribution
Not applicable.

Interests of Natural and Legal Persons Involved in the Offering
The Company is not aware of any interests in, or conflicts of interest in relation to, the Offering that are material to the Company.

Pre-Allotment Information
There is no pre-allotment of New Shares.

Over-Allotment Information
There is no over-allotment of New Shares.

Price Disparity
No persons have been granted the right to subscribe for New Shares at a preferential price and consequently there is no price disparity.

Reduction of the Subscription
Not applicable.

Applicable Law and Jurisdiction
The Offering is subject to Danish law. Any dispute which may arise as a result of the Offering shall be brought before the Danish courts of law.

Registration
All Preemptive Rights and New Shares will be delivered in book entry form through allocation to accounts with VP Securities Services through a Danish bank or other institution authorized as custodian of such shares. VP Securities Services is located at Helgeshøj Alle 61, DK-2630 Taastrup, Denmark. The Preemptive Rights and the New Shares are issued in non-certificated bearer form. The New Shares may be registered in the name of the holder in the Company's register of shareholders through the holder's custodian bank.

Currency
The Offering will be carried out and trading of the Preemptive Rights and the New Shares will be effected in Danish kroner. The New Shares are denominated in Danish kroner.

Payment Intermediaries
Euroclear Bank S.A./N.V.
1 Boulevard de Roi Albert II
B-1210 Brussels
Belgium

Clearstream Banking S.A.
42 Avenue JF Kennedy
L-1855 Luxembourg
Luxembourg

Placing and Underwriting
Lead Manager
Danske Markets (a division of Danske Bank A/S)
Holmens Kanal 2-12
DK-1092 Copenhagen K
Denmark
Company reg. (CVR) no. 61126228

The Lead Manager and its affiliates are engaged in banking, securities brokerage, trading and dealing, investment banking, investment management and other financial and advisory services, and may from time to time be a lender or provide other services to or trade or take a position, as principal or agent, in securities issued by the Company, its affiliates or other parties involved in or related to the Offering.

Rights Issue Agreement
In connection with the Offering, the Company and the Lead Manager have entered into a rights issue agreement. The Company has given certain representations and warranties to the Lead Manager. The Company has furthermore undertaken to indemnify the Lead Manager for certain matters related to the Offering.

In the period until registration of the capital increase with the Danish Commerce and Companies Agency, the Lead Manager is entitled, in certain exceptional and unpredictable circumstances (including force majeure), to terminate the rights issue agreement and, in such case, the Company shall withdraw the Offering. In the event that such circumstances occur before registration of the capital increase with the Danish Commerce and Companies Agency, and the Lead Managers decide to terminate the rights issue agreement, the Preemptive Rights and/or the New Shares will become null and void causing Shareholders and investors who may hold or may have acquired Preemptive Rights and/or New Shares to incur a loss. See "– Withdrawal of the Offering".

The Offering has not been underwritten.


Prospectus 2008

JURISDICTIONS IN WHICH THE OFFERING WILL BE MADE AND RESTRICTIONS APPLICABLE TO THE OFFERING.

Where the Offering will be made
The Offering consists of a public offering in Denmark and a private placement in certain other jurisdictions.

Restrictions applicable to the Offering
General Restrictions
The distribution of this Prospectus and the Offering may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. This Prospectus does not constitute an offer of or an invitation to exercise or purchase any Preemptive Rights or subscribe for New Shares in any jurisdiction in which such offer or invitation would be unlawful. The Company and the Lead Manager require persons into whose possession this Prospectus comes to inform themselves of and observe all such restrictions. Neither the Company nor the Lead Manager accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of New Shares, of any such restrictions.

Selling Restrictions in the United States
The Preemptive Rights and the New Shares have not been approved, disapproved or recommended by the U.S. Securities and Exchange Commission, any state securities commission in the United States or any other U.S. regulatory authority, nor have any of the foregoing authorities passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offence in the United States.

The Preemptive Rights and the New Shares have not been and will not be registered under the U.S. Securities Act or any state securities laws in the United States. Preemptive Rights may not be exercised or otherwise offered or sold, directly or indirectly, in the United States, and any transfer of Preemptive Rights is not permitted except by offer or sale in accordance with Regulation S under the U.S. Securities Act. New Shares may not be subscribed for, offered, sold, pledged or otherwise transferred in the United States, unless they have been registered under the U.S. Securities Act or an exemption from the registration requirements of the U.S. Securities Act is available. The Company and the Lead Manager must receive satisfactory documentation to that effect. New Shares acquired pursuant to the Offering are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act to the same extent and proportion that the existing shares held by the shareholders as of the record date for the Offering were restricted securities.

Any person who wishes to exercise Preemptive Rights and subscribe for New Shares will be deemed to have declared, warranted and agreed, by accepting delivery of this Prospectus and delivery of Preemptive Rights or New Shares, either that he is acquiring the Preemptive Rights or the New Shares in an offshore transaction as defined in Regulation S in compliance with Regulation S or pursuant to an effective registration statement under the U.S. Securities Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and in accordance with any applicable U.S. state securities laws.

In addition, until 40 days after the closing of the Subscription Period, an offer to sell or a sale of Preemptive Rights or New Shares within the United States by a broker or dealer (whether or not it is participating in the Offering) may violate the registration requirements of the U.S. Securities Act if such offer to sell or sale is made otherwise than pursuant to exemptions under the U.S. Securities Act.

Due to such restrictions under applicable laws and regulations, Pharmexa A/S expects that some or all investors residing in the United States may not be able to exercise the Preemptive Rights and subscribe for the New Shares.

Selling Restrictions in the European Economic Area
In relation to each Member of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), no offer of Preemptive Rights or New Shares is being made to the public in any Relevant Member State prior to the publication of a prospectus in relation to the Preemptive Rights and the New Shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, make an offer of Preemptive Rights and New Shares to the public in that Relevant Member State at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets and non-authorized or non-regulated entities, whose corporate purpose is solely to invest in securities;
(b) to any legal entity which fulfils at least two of the following criteria (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR 43,000,000 and (3) an annual net turnover of more than EUR 50,000,000, as shown in its last annual or consolidated accounts;
(c) to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive), subject to the prior written consent of the Company and the Lead Manager; or

(d) in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Preemptive Rights and New Shares to the public" in relation to any Preemptive Rights and New Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the Offering and the Preemptive Rights and New Shares so as to enable an investor to decide whether to buy the Preemptive Rights or buy or subscribe for the New Shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State. The expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Notice to persons resident in Canada, Australia and Japan
The Preemptive Rights and the New Shares have not been approved, disapproved or recommended by any foreign securities commission, nor has any such regulatory authority passed upon or endorsed the merits of the Offering or the accuracy or adequacy of this Prospectus.

This Prospectus may not be distributed or in any other way be made available, and the New Shares may not be offered or sold and the Preemptive Rights may not be exercised, offered or sold in Canada, Australia or Japan, unless such distribution, such offering, such sale or such exercise is permitted pursuant to applicable laws and regulations in such jurisdiction, and the Company and the Lead Manager must receive satisfactory documentation thereof.

As a result of these restrictions under applicable laws and regulations, Pharmexa A/S expects that some or all investors resident in Canada, Australia and Japan may not be able to exercise their Preemptive Rights and subscribe for the New Shares.

Share Capital Increase
At the extraordinary general meeting of Pharmexa A/S held on December 17, 2007, the shareholders gave the Board of Directors authority, valid until December 31, 2008, to issue Shares with a nominal value totaling up to DKK 414,543,950 (82,908,790 Shares, each with a nominal value of DKK 5) in one or more issues. The New Shares are to rank pari passu with the existing share capital. The share capital may be increased for cash or other consideration. If the share capital is increased by cash payment at a subscription price lower than the value of the Shares issued, the Existing Shareholders are entitled to preemptive rights in respect of the amount of capital increase in proportion to their shareholdings. If the share capital is increased by cash payment at a subscription price at or above market price or in any other way, such as by conversion of debt or by contribution in kind, the Board of Directors may decide that the Shareholders shall not have preemptive rights.

At its meeting held on January 9, 2008, the Board of Directors passed a resolution to exercise part of this authorization to increase the share capital of Pharmexa A/S by up to 69,090,658 New Shares with a nominal value of DKK 5 each. The Company's shareholders will have preemptive rights in respect of the New Shares.

Following the Offering, the total nominal share capital of Pharmexa A/S will be DKK 552,725,265 divided into 110,545,053 shares of DKK 5 nominal value each provided that the Offering is fully subscribed. If only the Minimum Offering is subscribed, the share capital of Pharmexa A/S will be DKK 257,271,975 divided into 51,454,395 shares of DKK 5 nominal value each.

The New Shares will rank pari passu with the Existing Shares. For more details, see *"Rights attaching to the Preemptive Rights and the New Shares"*.

Mandatory Tender Offers
The rules applicable to mandatory tender offers are contained in Part 8 of the Danish Securities Trading Act and Executive Order no. 712 of June 2, 2007 issued by the Danish Financial Supervisory Board. If a shareholding is transferred, directly or indirectly, in a company with one of several share classes listed on a stock exchange, the transferee shall give all shareholders of the company the option to dispose of their shares on identical terms if the result of such transfer is that the transferee:

- will hold the majority of the voting rights in the company;
- will be entitled to appoint or dismiss the majority of the members of the company's board of directors;
- obtains the right to exercise a controlling influence over the company based on the articles of association or otherwise by agreement with the company;
- according to agreement with other shareholders, will control the majority of voting rights in the company; or
- will be able to exercise a controlling influence over the company and will hold more than one third of the voting rights.

Exemptions from the mandatory tender offer rules may be granted under certain circumstances by the Danish Financial Supervisory Authority.

Compulsory Redemption of Shares (Squeeze-Out)
According to Section 20b of the Danish Public Companies Act, shares in a company may be redeemed by a shareholder holding more than nine-tenths of the shares and a corresponding proportion of the voting rights in the company. Such redemption may be effected by the majority shareholder together with the board of directors in a joint deci-

sion. A minority shareholder may similarly require a majority shareholder holding more than nine-tenths of the shares to redeem the minority shareholder's shares.

Further, according to Section 20e of the Danish Public Companies Act, shares in a company may be redeemed by an offeror who has made a public tender offer, see Section 31(1) of the Danish Securities Trading Act, if the offer has resulted in the offeror holding more than nine-tenths of the shares and the corresponding voting rights in the company. The redemption does not require the consent of the board of directors of the company. Likewise, a minority shareholder may demand to have his shares redeemed by such majority shareholder.

Obligation to Disclose Shareholder Ownership
According to Section 29 of the Danish Securities Trading Act, a shareholder who holds shares in a company with shares listed on or admitted to trading on a stock exchange must as soon as possible notify the company and the Danish Financial Supervisory Authority of the shareholdings in the company in the cases referred to below.

Notifications must be submitted when: (1) the voting rights conferred on the shares represents 5% or more of the voting rights, or the nominal value of the shares accounts for 5% or more of the share capital, or (2) there has been a change of a holding already notified such that thresholds of 5, 10, 15, 20, 25, 50 or 90% and thresholds of 1/3 or 2/3 of the voting rights or nominal value of the share capital are reached or are no longer reached, or the result of the change is that the threshold amount stated in (1) above is no longer reached.

When the company has received a notification, it must publish the content of the notification as soon as possible.

Public Tender Offers made by Third Parties for the Shares of the Company During the Previous or Current Financial Year
No tender offer from a third party has been launched for the Shares during the previous or current financial year.

Description of Market Maker Agreement
The Company has not entered into any market maker agreement.

Stabilization
In connection with the Offering, the Lead Manager may from the commencement of the Offering and until 30 days after the first day of listing of the New Shares effect transactions which stabilize or maintain the market price of the Preemptive Rights (stabilizing actions regarding the Preemptive Rights will only take place during the trading period for Preemptive Rights), the New Shares and the Existing Shares at levels above those which might otherwise prevail in the open market. The Lead Manager is, however, not obliged to effect any such stabilization. Such transactions, if commenced, may be discontinued at any time. The Lead Manager will act as stabilizing agent.

Lock-up Agreements in connection with the Offering
The Company, the Board of Directors and the Executive Management have entered into lock-up agreements with the Lead Manager:

Lock-up Agreements with the Company
The Company has undertaken, until 180 days counted from the completion of the Offering (expected to take place on February 5, 2008), not to issue, sell, offer for sale, enter into any agreement regarding the sale of, charge or in any other way directly or indirectly transfer Shares in the Company or other securities exchangeable into Shares in the Company or warrants or other options to acquire Shares in the Company (together "Company Securities") or announce the intention to do so without the prior written consent of the Lead Manager. Such consent is not to be unreasonably withheld or delayed if the transaction is motivated by reasonable business considerations attributable to the Company.

The above-mentioned obligation of the Company shall not apply to (i) transfers or issues of Company Securities to the Company's employees and its subsidiaries' employees, members of the Executive Management or the Board of Directors in relation to the exercise by such persons of their rights in accordance with the existing or future employee shareholding and warrant programs, (ii) the transfer or issue of Company Securities to third parties as consideration in the context of a commercial agreement and/or a merger, provided, however, that if such consideration represents a number of Shares equal or superior to 3% of the post-Offering share capital of the Company, the recipient(s) of such Company Securities shall first undertake to be bound, for the remaining duration of this lock-up provision, by a substantially similar lock-up provision.

Lock-up Agreement with the Board of Directors and Executive Management
The members of the Board of Directors and of the Executive Management have each agreed for the period starting on the date of this Prospectus and ending 90 days counted from the completion of the Offering (expected to take place on February 5, 2008) not to sell, offer for sale, enter into any agreement regarding the sale of, charge or in any other way directly or indirectly transfer Shares in the Company or other securities exchangeable into Shares in the Company or warrants or other options to acquire Shares in the Company nor to announce the intention to do any of the foregoing without the prior written consent of the Lead Manager. Such consent is not to be unreasonably withheld or delayed. This obligation does not apply to the acquisition,

Expenses DKK million	Minimum Offering	Maximum Offering
Lead Manager's fee(1)	4.5	21.8
Fees to auditors, legal advisors, etc.	3.8	3.8
Printing	0.4	0.4
Advertising	0.2	0.2
Subscription commission to custodian banks(1)(2)	0.05	0.5
Other expenses	0.5	0.5
Total	**9.5**	**27.2**

(1) The Lead Manager's fee and the subscription commission to the custodian banks is variable, and the amount of expenses therefore depends on the outcome of the Offering.

(2) The subscription commission to the custodian banks amounts to 0.25% of the market value on subscription of the New Shares.

subscription or disposal of Shares in relation to the exercise by such persons of their right to preemption in accordance with this Offering or with regard to existing or future employee share and warrant programs nor with regard to the Preemptive Rights and New Shares, or with regard to any Shares acquired after the date of this Prospectus.

EXPENSES

Expenses Related to the Offering

The minimum proceeds from the Offering will total DKK 50 million (estimated net proceeds of DKK 40.5 million) if the minimum number of New Shares are subscribed. The gross proceeds of the Offering will total DKK 345.5 million (estimated net proceeds of DKK 318.3 million), if the maximum number of New Shares is subscribed.

The estimated expenses payable by the Company in connection with the Offering will be as stated above.

DILUTION

As of November 30, 2007, the Company equity amounted to DKK 151.1 million, corresponding to a net asset value per Share of DKK 3.69. The net asset value per Share is determined by dividing the total equity of the Company by the total number of Shares.

After giving effect to the issue of the minimum number of New Shares (10,000,000 New Shares) at the Offer Price of DKK 5 per Share, and deducting estimated expenses, the Company's pro forma equity as of November 30, 2007 would have been approximately DKK 193.6 million, corresponding to a net asset value per Share of DKK 3.76 on subscription of the minimum number of New Shares. After giving effect to the issue of the maximum number of New Shares (69,090,658 New Shares) at the Offer Price of DKK 5 per Share, and deducting estimated expenses, the Company's pro forma equity as of November 30, 2007 would have been approximately DKK 471.3 million, corresponding to a net asset value per Share of DKK 4.26 on the subscription of the maximum number of New Shares.

If the minimum number of New Shares is subscribed, the Offering represents an immediate increase of the net asset value per Share of DKK 0.07 to the Existing Shareholders and an immediate dilution of the adjusted net asset value per Share of DKK 1.24 for subscribers of New Shares. If maximum number of New Shares is subscribed, the Offering represents an immediate increase of the net asset value per Share of DKK 0.57 to the Existing Shareholders and an immediate dilution of the adjusted net asset value per Share of DKK 0.74 for subscribers of New Shares.

The following table illustrates the per Share dilution that investors in the New Shares will experience if the minimum

Dilution	Minimum Offering	Maximum Offering
Offer price per Share, DKK	**5**	**5**
Net asset value per share as of November 30, 2007	3.69	3.69
Increase of net asset value per Share attributable to the Offering	0.07	0.57
Net asset value per Share after the Offering	3.76	4.26
Per Share dilution	**1.24**	**0.74**
Per Share dilution as a percentage	**25%**	**15%**

number of New Shares and the maximum number of New Shares are subscribed, respectively, assuming that all the New Shares are subscribed.

Dilution is determined by subtracting the net asset value per Share after the Offering from the Offer Price per Share.

Further dilution will occur upon the future exercise of outstanding warrants.

ADDITIONAL INFORMATION

Advisors

Danish legal counsel to the Company
Kromann Reumert, Sundkrogsgade 5, DK-2100 Copenhagen Ø, Denmark

Auditor to the Company
Ernst & Young Statsautoriseret Revisionsaktieselskab, Tagensvej 86, DK-2200 Copenhagen N, Denmark, represented by Benny Lynge Sørensen, State-Authorized Public Accountant, and Jesper Slot, State-Authorized Public Accountant. Both are members of the Institute of State Authorized Public Accountants in Denmark (Foreningen af Statsautoriserede Revisorer (FSR).

In 2005 and 2004, PricewaterhouseCoopers, Strandvejen 44, DK-2900 Hellerup, participated in the audit of the Company, represented by Jens Røder, State-Authorized Public Accountant, and Claus Køhler Carlsson, State-Authorized Public Accountant (2005). Both are members of the Institute of State Authorized Public Accountants in Denmark (Foreningen af Statsautoriserede Revisorer (FSR).

Lead Manager
Danske Markets (a division of Danske Bank A/S), Holmens Kanal 2-12, DK-1092 Copenhagen K, Denmark

Danish legal counsel to the Lead Manager
Gorrissen Federspiel Kierkegaard, H. C. Andersens Boulevard 12, DK-1553 Copenhagen V, Denmark

How to Order this Prospectus
Requests for copies of this Prospectus may be addressed to:

Danske Bank A/S
Corporate Actions
Holmens Kanal 2-12
DK-1092 Copenhagen K
Tel.: +45 7023 0834
Email adress: prospekter@danskebank.dk

The Prospectus may also with certain exceptions be downloaded from the Company's website: www.pharmexa.com

TAXATION OF SHAREHOLDERS

The following description is a summary of certain Danish income tax considerations relating to an investment in the Shares. The description is for general information purposes only and does not constitute specific or independent tax advice. The description does not address all possible tax consequences relating to an investment in the Shares and prospective investors should consult their tax advisors regarding the applicable tax consequences of acquiring, holding or disposing of the Shares based on their particular circumstances. Non-resident prospective investors should examine the tax consequences of an investment in the Shares in the country in question.

The following is a general description of Danish tax rules relevant to purchasing, holding or selling shares in Pharmexa A/S by investors subject to full or limited Danish tax liability. The description does not purport to be a complete or exhaustive description of all tax issues. The description does not address investors subject to special tax rules, such as the Danish Act on Taxation of Pension Schemes, banks, stockbrokers and investors holding shares as part of their profession.

The description is based on current tax rules and practices in Denmark as of December 31, 2007, which are subject to changes, possibly with retroactive effect. Potential investors are advised to consult their own tax advisors. Likewise, existing shareholders are advised to consult their own advisors with respect to the tax consequences of receiving or exercising Preemptive Rights.

TAXATION OF INVESTORS SUBJECT TO FULL TAX LIABILITY IN DENMARK

Individuals residing in Denmark or spending at least six months in Denmark and companies, etc. either registered in Denmark or the management of which is based in Denmark are generally investors subject to full tax liability. Individuals or companies that are also subject to full tax liability in another country may be subject to special rules, which are not described herein.

Taxation of Dividends

Individuals, available funds

Dividends paid to individuals are taxed as share income. For the 2008 income year, share income up to DKK 46,700 (93,400 for spouses cohabiting at the end of the income year) is subject to tax at a rate of 28%, share income exceeding 46,700, but which is less than DKK 102,600 (205,200 for spouses cohabiting at the end of the income year) is subject to tax at a rate of 43% and share income exceeding DKK 102,600 a rate of 45%. Transitional rules apply to the effect that the 45% rate does not apply to distributions of retained earnings from 2006 and earlier.

Dividends paid are usually subject to withholding tax at the rate of 28%.

Individuals, investment of pension savings

Subject to certain limits, investors may invest pension funds in the Shares. Net return will thus fall under the scope of the Danish Act on Taxation of Pension Schemes. Net return is defined as the sum of any gains less any losses in the relevant year. The net return is subject to tax at a rate of 15% on a marked-to-market basis. When applying the mark-to-market principle, the market value is made up on a year-by-year basis in connection with the calculation of taxable income.

Individuals - Danish Special Taxation of Business Income scheme

Shares are not covered by the Danish Special Taxation of Business Income scheme.

Companies etc.

Dividends paid to companies etc. are as a main rule taxed as taxable income at the rate of 25%. However, only 66% of dividends received must be included in the taxable income. This leads to an effective rate of taxation of 16.5% on dividends received (66% of 25%).

If a company holds 15% or more of the share capital of Pharmexa A/S for a consecutive period of not less than one year during which period such dividends are declared, any dividends received will be tax free and not included in the calculation of the taxable income. The ownership ratio required for exemption will be reduced to 10% as from January 1, 2009 and onwards.

Dividends paid to companies are generally subject to effective withholding tax at the rate of 16.5%.

Capital Gains Taxation

With respect to gains on the disposal of shares, the tax rules distinguish between whether the seller is an individual or a company, etc., and as regards companies whether the shares have been held for three years or more at the time of disposal. The table below illustrates taxation as provided by the rules on listed shares:

Shares held for less than three years (2008)		Shares held for three years or more (2008)	
Individuals	*Companies*	*Individuals*	*Companies*
Gains are taxed as share income at an effective rate of 28%, 43% or 45% depending on the individual's share income. Losses may be set off against taxable gains and dividends on other listed shares. Losses can be carried forward indefinitely. Gains/losses are calculated using the average method.	Gains are taxable. Gains are taxed as taxable income at the corporation tax rate, currently 25%. Gains exceeding any tax-exempt dividends received on the shares in question during the period of ownership can be offset against corresponding gains on other shares held for less than three years. Losses can be carried forward indefinitely. Gains/losses are calculated using the average method.	Gains are taxed as share income at an effective rate of 28%, 43% or 45% depending on the individual's share income. Losses may be set off against taxable gains and dividends on other listed shares. Losses can be carried forward indefinitely. Gains/losses are calculated using the average method.	Gains are tax free. Losses can neither be deducted nor offset.

Individuals

Gains realized are taxed as share income. For the 2008 income year, share income up to DKK 46,700 (93,400 for spouses cohabiting at the end of the income year) is subject to tax a rate of 28%, share income exceeding 46,700, but which is less than DKK 102,600 (205,200 for spouses cohabiting at the end of the income year) will be subject to tax at a rate of 43% and share income exceeding DKK 102,600 at a rate of 45%.

Losses may be set off against other taxable gains and dividends on other listed shares. Gains and loss are calculated using the average method, under which the purchase price of each share is made up as a proportionate share of the total purchase price of all shares in the relevant company held by the investor. The first in first out (FIFO) method is applied for computing the ownership period. Losses may be carried forward without time limits to be offset against similar gains.

Companies etc.

Gains from the sale of shares held for less than three years are taxable and included in the taxable income. Net taxable corporate income is taxed at a flat rate of 25%. The gain is computed as the difference between the sales price and the original acquisition price. Losses exceeding any tax exempt dividends received on the shares in question during the period of ownership may be set off against taxable gains from the sale of shares that have also been held for less than three years and are realized in the same or the following years. Losses on shares held for less than three years may be carried forward without time limit and set off against similar taxable gains.

If a company sells only part of its shares, the acquisition price of the shares sold is determined as the average acquisition price of all the shares (the "average method"). This applies even though the disposal of shares is tax exempt. The first in first out (FIFO) method is applied for computing the ownership period.

Gains realized on the sale of shares are tax exempt if the shares have been held for three years or more at the time of disposal. Losses on shares held for three years or more cannot be offset and are not tax deductible

DANISH TAXATION OF INVESTORS NOT SUBJECT TO FULL TAX LIABILITY IN DENMARK

Taxation of Dividends

The distribution of dividends from a Danish company to a non-resident individual or company, etc. is generally subject to withholding tax at the rate of 28%. If Denmark has entered into a double taxation treaty with the country in which the shareholder is resident, the shareholder may seek a refund from the Danish tax authorities of the part of the tax withheld in excess of the tax to which Denmark is entitled under the relevant double taxation treaty.

Individuals

For individuals resident in certain countries, the obligation to withhold tax may be reduced to the tax rate stipulated in the double taxation treaty with the relevant country. In order to qualify for this regime, an eligible holder of shares must deposit his shares with a Danish bank, and the shareholding must be registered and administered through VP Securities Services. In addition, such shareholders must provide documentation from the relevant foreign tax authority as to the shareholders' tax residence and eligibility under the relevant treaty. Documentation shall be given by filling in a form available from the Danish tax authorities. The shareholder may agree with the relevant custodian bank that the bank procures the relevant form.

In addition, it is possible for VP Securities Services or the dividend distributing company to enter into an arrangement with the Danish tax authorities according to which the obligation to withhold tax is reduced to the tax rate stipulated in the double taxation treaty with the relevant country.

Individuals, investment of pension savings

The 15% tax rate will as a general rule not be available to foreign investors whose pension savings are not placed in Denmark.

Pursuant to the applicable Danish tax rules, non-resident investors may become subject to limited tax liability in Denmark in respect of pension returns by investing their entire pension savings through a bank.

Companies

Non-Danish resident companies are exempt from Danish tax on dividends from a Danish company provided that:

(1) the foreign company holds 15% or more of the share capital in the Danish company for a consecutive period of at least one year within which period the dividend is declared; and
(2) taxation of dividends is waived or reduced pursuant to the provisions contained in the Parent-Subsidiary Directive (EC Directive 90/435/ECC) or a double taxation treaty with the Faroe Islands, Greenland or the country in which the receiving company is resident.

Where the above conditions are not fulfilled, a withholding tax of 28% applies, which may under the circumstances be reduced pursuant to a double taxation treaty.

If a non-Danish resident investor is considered as trading in shares and the shares can be attributed a permanent establishment in Denmark, dividends are taxed according to the same rules as apply to resident shareholders.

Capital Gains Taxation

As a general rule, non-Danish resident investors are not subject to Danish tax on capital gains on shares.

However, gains and losses on shares are subject to Danish taxation according to the same rules as apply to Danish resident investors if (i) the investor is considered as trading in shares ("næringsdrivende") and (ii) the shares can be attributed to a permanent establishment in Denmark. The term permanent establishment is generally construed in accordance with the OECD Model Convention and its commentary. Under the treaty, the term permanent establishment is construed, inter alia, as an establishment where the business of an undertaking is carried on in full or in part. The mere investment in shares does not qualify for the limited tax liability on gains nor does it constitute a permanent establishment of the foreign investor.

Additional Remarks

Under Danish rules, any distributions in connection with a reduction of share capital or redemption of shares will generally be taxed as dividends and not as capital gains. However, any gains arising on the sale of listed shares to the issuing company will generally be taxed pursuant to the rules on taxation of capital gains. If a company fails to fulfil the conditions for receiving tax exempt capital gains, the company may by a resale of shares to the issuing company indicate to the tax authorities that the gains from the sale of the listed shares should instead be taxed as dividends.

DEFINITIONS AND GLOSSARY

DEFINITIONS

Allocation Time	Time of allocation of Preemptive Rights, which is January 18, 2008 at 12.30 p.m. (CET)
Board of Directors	Ole Steen Andersen, Karl Olof Borg, Jørgen Buus Lassen, Alf A. Lindberg, Michel L. Pettigrew, Karen Lykke Sørensen, Tomas Wikborg and Finn Stausholm Nielsen
Danish kroner or DKK	The lawful currency of Denmark
Danske Bank	Danske Bank A/S (CVR no. 61 12 62 28)
Danske Markets	A division of Danske Bank A/S
Euro, € or EUR	The lawful currency of the European Monetary Union
European Union or EU	The 27 member states of the European Union
Executive management	Jakob Schmidt
Existing Shareholders	Shareholders who are registered with VP Securities Services as shareholders of Pharmexa A/S as of January 18, 2008 at 12.30 p.m. (CET)
Existing Shares	41,454,395 existing shares of DKK 5 nominal value each in Pharmexa A/S immediately prior to the Offering
GemVax	Pharmexa A/S's wholly-owned subsidiary, GemVax AS, incorporated under the laws of the Kingdom of Norway
IFRS	International Financial Reporting Standards
Lead Manager	Danske Markets
Management	The Board of Directors and Executive Management
Management Group	The Executive Management and Achim Kaufhold, Iben Dalum, Dana R. Leach, Torsten Skov, Marc Hertz, Mark J. Newman and Jan Sørensen
Member State	Member state of the European Economic Area
Minimum Offering	Offering of 10,000,000 New Shares at DKK 5 per share. The completion of the Offering is subject to the Minimum Offering being subscribed.
Minimum Proceeds	The gross proceeds of DKK 50 million that will be received if only the Minimum Offering is subscribed.
New Shares	New shares in Pharmexa A/S that can be subscribed in connection with the Offering
NOK	The lawful currency of Norway (exchange rate at December 28, 2007: 93.51)
Offer Price	DKK 5 per New Share (free of brokerage)
Offering	Offering of up to 69,090,658 New Shares of DKK 5 nominal value each at a price of DKK 5 with preemptive rights to Existing Shareholders at the ratio of 5:3
OMX	OMX Nordic Exchange Copenhagen A/S
Pharmexa	Pharmexa A/S (company reg. (CVR) no. 14538372) and all its subsidiaries
Pharmexa A/S or the Company	Pharmexa A/S (company reg. (CVR) no. 14538372)
Pharmexa-Epimmune	Pharmexa A/S's wholly-owned subsidiary, Pharmexa, Inc., a company organized under the laws of Delaware
Pounds or GBP	The lawful currency of Great Britain (exchange rate at December 28, 2007: 1,014.78)

Preemptive Rights	Preemptive Rights to be granted to shareholders who are registered with VP Securities Services as shareholders of Pharmexa A/S on January 18, 2008 at 12.30 p.m. (CET)
Prospectus	This document prepared by the Management of Pharmexa A/S
Prospectus Directive	Directive 2003/71/EC of the European Parliament and of the Council
Relevant Member State	A member state which has implemented the Prospectus Directive
Shares	Shares in Pharmexa A/S, including the New Shares, of DKK 5 nominal value each
Subscription Period	The period during which subscription for New Shares may be made, commencing on January 19, 2008 at 9 a.m. and closing on February 1, 2008 at 5 p.m. (CET)
Trading Period	The period from January 16, 2008 to January 29, 2008 at 5 p.m. (CET) during which the Preemptive Rights can be traded
U.S. GAAP	Generally accepted accounting principles of the United States of America
U.S. Securities Act	The United States Securities Act of 1933, as amended
United States, USA or U.S.	The United States of America, including its territories and possessions, any state of the United States and the District of Columbia
USD, Dollars or $	The lawful currency of the United States of America (exchange rate at December 28, 2007: 507.53)
we, our or us	Pharmexa A/S and its subsidiaries

GLOSSARY

Adenovirus	A twenty-sided (icosahedral) virus that contains DNA (as opposed to RNA); there are over 40 different adenovirus varieties.
Adjuvant	Immunostimulatory substance which is mixed with an antigen with the purpose of enhancing the immunogenicity of the antigen. Together the antigen and the adjuvant constitute a protein-based vaccine.
Amino acid	Any of a class of 20 molecules that are combined to form proteins in living things.
Antibody	Molecule that can bind specifically to a certain antigen. Antibodies are produced by B-lymphocytes. The binding of an antibody to an antigen can lead to clearance of the antigen or activation of other immunological effector mechanisms directed towards the antigen.
Antibody titers	Concentration of antibody.
Antigen	Molecule that has the ability to induce an immune response in an organism.
Antigen presenting cell	APC. Different types of cells (including e.g. macrophages) which have the ability to process antigens and present antigenic fragments on tissue type molecules.
Antigenic drift	In influenza virus, minor changes in viral proteins (antigens) due to gene mutation.
Antiretrovirals	Medication for the treatment of infection by retroviruses, primarily HIV. Different classes of antiretroviral drugs act at different stages of the HIV life cycle. Combination of several (typically three or four) antiretroviral drugs is known as Highly Active Anti-Retroviral Therapy (HAART).

Assay	Test for a particular substance.
Autoimmunity	A condition in which an individual's immune system starts reacting against his or her tissue.
BLA	Biologics license application made to the FDA.
B-lymphocyte	Cell type of the immune system that produces antibodies. A B-lymphocyte can also act as an antigen-presenting cell.
Calcitonins	Hormone released by the thyroid and parathyroid glands when the levels of calcium compounds in the blood are too high to reduce the levels of calcium and phosphate.
Carrier	Part of a vaccine that has been added to the antigen with the aim of inducing a T-helper response.
cGCP	Current good clinical practice
cGLP	Current good laboratory practice
cGMP	Current good manufacturing practice
Chemotherapeutic	Relating to the use of chemicals to treat cancer with drugs designed to selectively kill faster-growing tumor cells.
Cholinesterase	An enzyme that breaks down the neurotransmitter acetylcholine.
CMO	Contract Manufacturing Organization.
CNS	Central Nervous System.
CRO	Contract Research Organization.
Cytotoxic T-lymphocyte (CTL)	Cell type of the immune system that can kill virus infected cells or tumor cells.
Dendritic cell	Cell type of the immune system that is one of the most efficient antigen presenting cells.
DNA	Deoxyribonucleic acid. The molecule containing the genetic information. Consists of a sequence of nucleic acids, which determine the amino acid sequence of the gene product (protein).
DNA vaccination	Vaccination where DNA encoding the protein antigen (targeted by the immune response) is injected.
EIS™	Our Epitope Identification System technology. A technology to analyze extensive libraries of DNA and protein sequence data.
EMEA	European Medicines Agency.
Epitope	The part of an antigen that is recognized by the immune system. A B-cell epitope is the region of the antigen which binds to an antibody and a T-cell epitope is a peptide from the antigen that binds to a T-cell receptor (via presentation on a tissue type molecule).
EPO	The European Patent Office, where registration of European patents take place.
FDA	The United States Food & Drug Administration.
Gene	DNA sequence that encodes a protein.
Genomic	Relating to the genome (all genetic material in the chromosomes of a particular organism).
H5N1	Avian influenza.
Heat shock proteins	Also called stress proteins. A group of proteins that are present in all cells in all life forms. They are induced when a cell undergoes various types of environmental stresses like heat, cold and oxygen deprivation.

Helper T – Lymphocytes (HTL)	A type of white blood cells produced by the thymus gland whose presence is necessary for normal levels of antibodies to be produced by B-lymphocytes.
Histocompatibility	The ability of a tissue being transplanted from a donor to be accepted by and to function in the recipient.
HPV	Human papilloma virus
Immune response	Reaction of the body as a whole (not just the immune system) to the presence of an antigen, including making antibodies, developing immunity, developing hypersensitivity to the antigen and developing tolerance.
Immune tolerance	The lack of an immune response to an antigen.
Immunogenicity	The ability of an antigen to induce an immune response.
Immunotherapy	Therapies that utilize the immune system or its components to combat disease conditions.
IMS	Recognized market research institution.
Inflammation	Response to tissue injury or infection.
Intramuscular injection	Administration of a substance in a muscle.
Lymphocytes	A type of white blood cell that helps the body fight infection.
Macrophage	Cell type that has the ability to take up substances from its surroundings by phagocytosis. Macrophages can act as antigen presenting cells.
Major Histocompatibility Complex (MHC)	A group of genes that control aspects of the immune response.
Melanoma	A type of skin cancer that develops from cells in the epidermis which produce skin pigments.
Molecular biology	Methodology including DNA-based techniques, e.g. genetic engineering.
NDA	New Drugs Application which is made to the FDA.
Neurotransmitter	Chemical (e.g. acetylcholine) that transmits signals between a nerve cell and the brain triggering a nerve impulse.
Osteoporosis	A condition characterized by a decrease in bone mass and density, causing bones to become fragile.
Pathogenic	Related to or causing disease.
Peptide	A molecule consisting of a sequence of several amino acids. Can be a part of a larger protein.
Phase I	A clinical study that aims to evaluate the safety of a product under trial and investigate how the product is tolerated and metabolized in the human body. The studies are normally conducted in a small number of healthy individuals.
Phase I/II	A clinical study that aims to evaluate the safety of a product under trial and investigate how the product is tolerated and metabolized in patients suffering from the target disease. The studies are performed in patients because the nature of the product under trial does not allow safety studies to be efficiently performed in healthy individuals. Furthermore, some early information about efficacy might be obtained.
Phase II	A clinical study that aims to evaluate the effect of a product under trial in a limited number of partients suffering from a disease. The studies are normally conducted as double-blinded studies, which means that neither the patient nor the physician knows whether the patient is treated with the product under trial, placebo, or the existing therapy.

Phase III A clinical study that aims to evaluate the safety and effect of a product under trial in a large number of patients suffering from the target disease. The new therapy is usually compared to already existing therapy for the target disease. The studies are conducted as double-blinded studies which means that neither the patient nor the physician knows whether the patient is treated with the product under trial, placebo, or the existing therapy.

Placebo Agent used in clinical trials to obtain baseline values against which the efficacy of the product being studied is compared.

Plasmid Circular DNA molecule existing outside the chromosomes of the cell. Frequently used in molecular biology work and for DNA vaccination.

Polyepitope A chain of epitopes.

Polyvalent (Here) containing several antibodies each capable of counteracting a specific antigen.

Preclinical development Investigations including in vitro and in vivo screening, pharmacokinetics, toxicology and chemical upscaling necessary prior to the administration of the therapeutic agent to humans.

Proof of concept When the efficacy of a drug in the relevant patient population is statistically proven.

Prophylactic vaccination Vaccination to protect against a disease (usually an infection).

Protein Molecule that consists of amino acids. The number and sequence of amino acids is determined by the DNA (gene) encoding the protein. Proteins have multiple different functions in each biological material.

RANKL Receptor activator of NF-KappaB Ligand

RAS A family of genes (and the proteins they encode) mutating to cancer-associated genes (oncogenes), which are especially related to certain types of cancer (colon, lung and pancreatic cancer).

Receptor Molecule that exerts its biological effect (often a signaling function) as a result of its interaction with another molecule (ligand).

Recombinant DNA or protein molecule that is constructed or modified e.g. by genetic engineering.

Rheumatoid arthritis Chronic arthritis.

Subcutaneous injection Administration of a substance under the skin.

T-cell Umbrella term for a group of lymphocytes (white blood cells) e.g. T-helper cells that play a key role in the regulation of the immune response.

Telomerase Telomerases are enzymes involved in the formation of telomeres (ends of chromosomes) in most eukaryote cells. They are a special type of reverse transcriptases rebuilding a double-stranded piece of DNA from a single-stranded piece of RNA.

Vector DNA molecule (e.g. a plasmid or a virus) used for delivery (or expression) of genes.

ARTICLES OF ASSOCIATION

I. NAME, REGISTERED OFFICE AND OBJECTS

Article 1

1.1 The name of the company is Pharmexa A/S.

1.2 The company also carries on business under the secondary names of M&E A/S (Pharmexa A/S), Mouritsen & Elsner A/S (Pharmexa A/S) and M&E Biotech A/S (Pharmexa A/S).

1.3 The company's registered office shall be situated in the municipality of Rudersdal.

Article 2

2.1 The objects for which the company is established are to carry on research and development activities.

II. THE COMPANY'S SHARE CAPITAL AND SHARES

Article 3

3.1 The company's share capital is DKK 207,271,975 divided into shares of DKK 5 each or multiples thereof.

Article 4

4.1 For the period ending on December 31, 2008 the board of directors shall be authorised to increase the share capital of the company on one or more occasions with up to nominally DKK 414,543,950 (82,908,790 shares of DKK 5) negotiable registered shares, which shall rank equally with the existing share capital. The capital increase may be paid in by cash payment as well as otherwise. If the subscription price is equal to the market price the board of directors may decide that the subscription shall be without pre-emption rights for the shareholders. If the capital increase is being carried out by conversion of debt or as remuneration of acquiring of already existing activities the shareholders shall have no pre-emptive rights. Additional terms and conditions of the share subscription are determined by the board of directors.

4.2 (Cancelled).

4.3 (Cancelled).

4.4 (Cancelled).

4.5 (Cancelled).

4.6 The new shares issued pursuant to Article 4.1 shall be negotiable instruments, be issued in the name of their holders and rank for dividends and other rights in the company from the time determined by the Board of Directors in its resolution to increase the share capital. In future capital increases the new shares shall enjoy the same rights of pre-emption as the existing shares.

4.7 For the period ending on April 1, 2010, the board of directors shall be authorised to issue warrants to some of or all of the company's employees at the board of directors' discretion and subject to the board of director's terms and conditions for subscription in one or more issues for a total of nominally DKK 40,500,000 shares (8,100,000 shares of DKK 5) by cash payment at a price to be fixed by the board of directors, which price shall not be below the market price of the company's shares on the OMX Nordic Exchange Copenhagen A/S at the time of the issue of the warrants and without pre-emption right for the company's shareholders.

In the event that new shares are being subscribed pursuant to the warrants, they shall carry the same rights as the existing shares according to the articles of association, including that the new shares shall be negotiable instruments, shall be issued in the name of the holder and carry the right to dividend and other rights in the company as from the date specified in the board of directors' decision to increase the share capital. In future capital increases the new shares shall carry the same pre-emption right as the existing shares.

During the period until April 1, 2010, for the implementation of the capital increase pertaining to the exercise of the warrants, the board of directors shall be authorised to increase the company's share capital on one or more occasions by up to a total of nominally DKK 40,500,000 by cash payment at a price to be fixed by the board of directors, which price shall not be below the market price of the company's shares on the OMX Nordic Exchange Copenhagen A/S at the time of the issue of the warrants and without any pre-emption right for the company's existing shareholders. The terms and conditions of the subscription for shares shall be determined by the board of directors.

4.8 (Cancelled).

4.9 The Board of Directors has issued warrants to the company's employees for subscription of up to a total of nominally DKK 16,950,000 shares by cash payment of DKK 11.30 per share of DKK 5. The Board of Directors has furthermore issued warrants to the company's employees for subscription of up to a total of nominally DKK 950,000 shares by cash payment of DKK 13.55 per share of DKK 5. The existing shareholders shall not have pre-emption right to the warrants. Half of the new shares may be subscribed for during the period from 1 June 2007 to 8 June 2007 and the other half may be subscribed for during the period from 2 June 2008 to 6 June 2008. Warrants that have not been exercised during one of the subscription periods lapse without any compensation at the end of the subscription period. The warrant holders shall not transfer or pledge the warrants to any third party, nor shall the warrants be taken in execution. The warrants are transferred to heirs in case of the warrant holder's death. The warrants shall be exercised without any pre-emption right for the company's other shareholders. In the event of new shares being subscribed for pursuant to the warrants, they shall carry the same rights as the existing shares, including that the new shares shall be registered in the name of the holder and shall not be transferable to bearer, shall be registered in the company's register of shareholders and shall be negotiable instruments. No restrictions shall apply to the transferability of the new shares and there shall be no obligation to redeem. The new shares shall carry the right to receive dividend as from the subscription date. In connection with future capital increases the new shares shall have the same pre-emption rights as the existing shares.

Any increase, including by a rights issue or an issue directed towards a certain group of investors, or reduction of the share capital, issue of share options, issue of convertible bonds or debentures taking place at a date prior to the exercise, shall not change the subscription price notwithstanding that the event in question takes place on market conditions or not. Neither shall any capital increase in the company taking place without pre-emption right for the existing shareholders, including by issue of shares to employees at a favourable price, by exercise of warrants or by conversion of debt pursuant to convertible debentures at a favourable price, affect the subscription price. The above-mentioned does not exclude the warrant holder's right to early exercise of the allotted warrants, if the conditions thereof have been complied with.

If any buyer of shares in the company is obliged to submit a tender to the other shareholders pursuant to the Danish Securities Trading Act, or if an industrial buyer or a group of industrial buyers jointly acquire 50% or more of the company's share capital by a capital increase, or if the company sells 50% or more of its activities, or if a resolution is adopted regarding winding up or demerger or merger, notwithstanding the date of the exercise, the allotted warrants may be exercised early. Upon an early exercise the warrant holder shall be placed in a position as if he had exercised his warrant immediately prior to the event in question. If the warrant holder does not use the opportunity for early exercise, the warrants lapse without any compensation.

For the implementation of the capital increase pertaining the exercise of the warrants, the Board of Directors has decided to increase the company's share capital in one or more occasions by up to nominally DKK 17,900,000 shares by cash payment of the subscription price and without pre-emption for the company's existing shareholders. The terms and conditions of the subscription for shares shall be determined by the Board of Directors.

4.10 The Board of Directors has issued warrants to the company's employees for subscription of up to a total of nominally DKK 8,000,000 shares by cash payment of DKK 21 per share of DKK 5. The existing shareholders shall not have pre-emption right to the warrants. Subscription of new shares according to the granted warrants may take place during the period from 1 June 2009 to 10 June 2009. Warrants that have not been exercised during the subscription period lapse without any compensation at the end of the subscription period and cannot be exercised by the warrant holder. The warrant holders shall not transfer or pledge the warrants to any third party, nor shall the warrants be taken in execution. The warrants are personal by are transferred to heirs in case of the warrant holder's death. The warrants shall be exercised without any pre-emption right for the company's other shareholders. In the event of new shares being subscribed for pursuant to the warrants, they shall carry the same rights as the existing shares, including that the new shares shall be registered in the name of the holder and shall not be transferable to bearer, shall be registered in the company's register of shareholders and shall be negotiable instruments. No restrictions shall apply to the transferability of the new shares and there shall be no obligation to redeem. The new shares shall carry the right to receive dividend as from the subscription date. In connection with future capital increases the new shares shall have the same pre-emption rights as the existing shares.

If, prior to the warrants being exercised (in whole), a resolution is adopted by the company to introduce share classes, then, following the adoption of such resolution, each share subscribed for based on the warrants shall still be included in the same share class as the company's share capital at the time of the issuance of the warrants.

If, prior to the warrants being exercised (in whole), the company decides to effect a capital increase through a bonus issue, the warrant holders shall upon an exercise of the warrants, receive such additional whole number (rounded down) of shares, free of charge, as corresponds to the relationship between the company's share capital before the capital increase and the amount by which the nominal share capital is increased multiplied by the number of shares subscribed for by the exercise of the warrants, thus the warrant holders are placed in a position as if the exercise had been effected immediately prior to the bonus issue.

If, prior to exercise of the warrants (in whole), a resolution is adopted to increase the capital, including by way of a rights issue or as an issue directed towards a certain group of investors, issue warrants to the company's or it's subsidiaries' employees or board members, issue convertible instruments of indebtedness or the like, this shall not affect the terms and conditions governing the exercise of the warrants regardless of whether the resolution in question takes place on market terms.

If, prior to exercise of the warrants (in whole), the company reduces its capital to cover any losses, then the (remaining) number of shares that can be subscribed for pursuant to the warrants and the related subscription price shall be adjusted in such a way that, both with respect to (rounded down) stock ownership and subscription price, the warrant holders shall be placed in the same position as if the warrants had been exercised immediately prior to the capital reduction.

If, prior to the exercise of the warrants (in whole), a capital reduction is implemented with or without distribution to the shareholders, or if a resolution to dissolve the company is adopted, including by merger or splitting (scission) then the warrant holders shall, upon exercising their (remaining) warrants be placed in the same position as if their (remaining) warrants had been exercised immediately prior to the adoption of said resolution.

To the extent that one or more of the above provisions prevent the use of section 7H of the Tax Assessments Act (ligningsloven) on the warrants granted the warrant holders – including to the extent that one or more of the provisions affect the time when the actual exercise price is considered to exist – then such provision shall not apply.

If any buyer of shares in the company is obliged to submit a tender to the other shareholders pursuant to the Danish Securities Trading Act, or if an industrial buyer or a group of industrial buyers jointly acquire 50% or more of the company's share capital by a capital increase, or if the company sells 50% or more of its activities, or if a resolution is adopted regarding winding up or demerger or merger, notwithstanding the date of the exercise, the allotted warrants may be exercised early. Upon an early exercise the warrant holder shall be placed in a position as if he had exercised his warrant immediately prior to the event in question. If the warrant holder does not use the opportunity for early exercise, the warrants lapse without any compensation.

For the implementation of the capital increase pertaining the exercise of the warrants, the Board of Directors has decided to increase the company's share capital in one or more occasions by up to nominally DKK 8,000,000 shares by cash payment of the subscription price and without pre-emption for the company's existing shareholders. The terms and conditions of the subscription for shares shall be determined by the Board of Directors.

4.11 (Cancelled).

Article 5

5.1 The shares shall be registered in the name of the holder and shall not be transferable to bearer.

5.2 The shares shall be entered in the name of their holder in the company's Register of Shareholders. The Register of Shareholders shall be kept by Aktiebog Danmark A/S, Kongevejen 118, 2840 Holte, which has been designated as the company's registrar.

5.3 No restrictions shall apply to the transferability of the shares. The shares shall be negotiable instruments.

5.4 No share shall carry any special rights and no shareholder shall be obliged to have his shares redeemed.

Article 6

6.1 The shares shall be issued through the Danish Securities Centre (Værdipapircentralen). The distribution of dividends etc. shall be subject to the rules of the Danish Securities Centre.

III. GENERAL MEETINGS

Article 7

7.1 The company's general meetings shall be held at the company's registered office or in Greater Copenhagen. The Board of Directors shall convene general meetings by giving not less than 8 days' and not more than four weeks' notice by advertisements inserted in at least one national newspaper and in the information system of the Danish Commerce and Companies Agency (Erhvervs- & Selskabsstyrelsen). Moreover, a written notice shall be sent to any shareholder registered in the company's Register of Shareholders upon request.

7.2 The agenda shall be included in the notice and if any resolution requires the adoption by a qualified majority, it shall be specified in the notice together with the essential content of such resolution. If any resolution requires the adoption by a special majority as set out in section 79 of the Danish Companies Act (aktieselskabsloven), the complete wording of such resolution shall be included in the notice.

Article 8

8.1 The ordinary general meeting shall be held every year before the end of April.

8.2 Extraordinary general meetings shall be held whenever resolved by the general meeting, the Board of Directors or one of the company's auditors, or upon a written request to the Board of Directors from shareholders who holds not less than one-tenth of the company's share capital. Upon the receipt of such a request the Board of Directors shall within 14 days convene an extraordinary general meeting at the shortest possible notice.

8.3 Not later than eight days before a general meeting, the agenda and the complete wording of any proposals to be considered at a general meeting shall be made available at the company's office for inspection by the shareholders. In case of an ordinary general meeting the audited annual report shall likewise be available. The said material shall at the same time be sent to any registered shareholder upon request.

8.4 Any proposals from the shareholders to be considered at the ordinary general meeting must be submitted to the Board of Directors not later than four weeks prior to the ordinary general meeting.

Article 9

9.1 If it is not possible at a general meeting to finalise the discussion of business submitted for transaction, then another general meeting shall be held within eight days. The time and place of the new general meeting shall, not later than the day preceding the general meeting, be advertised in the Danish Official Gazette and a national newspaper, which advertisement shall contain information about the business to be transacted at the meeting.

Article 10

10.1 The Board of Directors shall appoint a chairman to preside over the general meeting. The chairman shall determine all matters pertaining to the transaction of business and voting, including whether the voting shall be in writing.

10.2 Minutes of the proceedings of the general meeting shall be entered into a minute book, which shall be signed by the chairman of the meetings.

10.3 Each share of a nominal value of DKK 5 shall carry one vote.

10.4 All shareholders shall be entitled to attend a general meeting after having submitted a request for an admission card not less than five days prior to the date of the meeting. Admission cards shall be issued to shareholders registered in the company's Register of Shareholders, or against presentation of a custody account statement from the Danish Securities Centre or the account-holding bank to substantiate the shareholding, dated within the last eight days.

10.5 Only shareholders having obtained admission cards in due time shall be entitled to vote. The voting rights attached to shares acquired by transfer shall moreover be subject to the shareholder having been entered in the Register of Shareholders not later than at the time when the general meeting is convened, or the shareholder having registered and documented his acquisition at the above time at the latest.

10.6 Shareholders may appear in person or by proxy, and shall be entitled to bring an advisor. Voting rights may be exercised under the instrument of proxy subject to the proxy, against delivery of the instrument of proxy, having obtained an admission card to appear on behalf of the shareholder issuing the instrument. The holder of the proxy shall present a dated instrument of proxy. Instruments of proxy may not be issued for a period exceeding one year and may be issued for one general meeting only.

Article 11

11.1 The agenda of the ordinary general meeting shall include:

1) The board of director's report on the company's activities during the past year.
2) Presentation of the annual report for adoption and the discharge of the board of directors and the management.
3) The board of directors' resolution on the distribution of the profit or covering of the loss.

4) Any proposals from the board of directors or the shareholders pursuant to article 8.4.
5) Appointment of members to the board of directors.
6) Appointment of one or two state-authorised public accountants.

Article 12

12.1 Unless otherwise provided by the Danish Companies Act, all business transacted at general meetings shall be resolved upon by a simple majority of votes.

12.2 Unless the Danish Companies Act otherwise provides, the adoption of any resolution to alter the company's Articles of Association or wind up the company shall be subject to the affirmative votes of not less than two thirds of the votes cast as well as of the voting share capital represented at the general meeting.

IV. BOARD OF DIRECTORS AND MANAGEMENT

Article 13

13.1 In addition to members elected by the company's employees pursuant to the applicable rules, the Board of Directors shall be made up of three to seven members elected by the general meeting. Board members elected by the general meeting shall hold office for a term of one year. Board members shall be eligible for re-election. No member shall be entitled to be on the Board of Directors after the first annual general meeting in the calendar year in which the member attains the age of 70, as far as Jørgen Buus Lassen is concerned in the calendar year in which he attains the age of 74.

13.2 The Board of Directors shall elect among its members a chairman and a vice-chairman. In the event of an equality of votes drawing lots may elect them.

13.3 The Board of Directors shall draw up its own rules of procedure governing the performance of its duties.

13.4 The Board of Directors shall form a quorum when more than half of its members are present.

13.5 The business of the Board of Directors shall be resolved upon by a simple majority of votes. The chairman of the Board of Directors and, in his absence, the vice-chairman, shall hold the casting vote in the event of an equality of votes.

13.6 The Board of Directors shall receive an annual remuneration the size of which shall be stated in the annual report.

Article 14

14.1 The chairman of the Board of Directors or, in his absence, the vice-chairman shall ensure that the Board of Directors meets whenever required. A member of the Board of Directors or a manager may demand that a meeting of the Board of Directors be convened.

14.2 Minutes of the proceedings of the Board of Directors shall be entered into a minute book, which shall be signed by all attending members of the Board or Directors.

14.3 The auditors' records shall be laid before every meeting of the Board of Directors and all entries be signed by all members of the Board of Directors.

14.4 The Board of Directors shall appoint a management made up of two to four members who shall be responsible for the day-to-day management of the company. The Board of Directors may grant powers of procuration and determine rules as to who shall be authorised to sign for the company in relation to banks etc.

V. POWERS TO BIND THE COMPANY

Article 15

15.1 The company is bound by the joint signatures of the chairman or the vice-chairman of the Board of Directors and either another member of the Board of Directors or a manager.

VI. ACCOUNTS AND AUDIT

Article 16

16.1 The company's financial year shall be the calendar year.

16.2 The company's annual report shall be audited by one or two state-authorised public accountants appointed by the general meeting.

16.3 The annual report shall be signed by the management and the Board of Directors and shall contain the auditors' report.

Article 17

17.1 The annual report shall be presented in a clear and easily understandable manner pursuant to the provisions of the Danish Financial Statements Act and shall give a true and fair view of the company's financial position, its assets and liabilities and the year's result.



FINANCIAL INFORMATION

INDEX TO FINANCIAL INFORMATION

INTRODUCTION TO FINANCIAL INFORMATION

On the following pages, we present the unaudited interim financial statements of Pharmexa A/S for the nine months ended September 30, 2007 with comparative figures for the nine months ended September 30, 2006. The interim financial statements are presented in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish interim financial reporting requirements for listed companies.

The interim financial statements included in this Prospectus deviate in certain respects from the interim report for the nine months ended September 30, 2007 in the Company's announcement dated November 7, 2007. The interim report in the announcement mainly contains figures at a summary level, while the interim financial statements in the Prospectus include additional information on the underlying assets and liabilities. Following the release of the interim report, a mistake was discovered in adding up of the figures in the income statement, and the line item "Loss before other operating income/ expenses" of DKK 153.3 million in the interim report is correctly stated at DKK 150.6 million in the interim financial statements in this Prospectus. Furthermore, it is stated in the comments in the announcement that financial expenses were DKK 1.8 million, and that financial income and capital gains totaled DKK 6.0 million. In this Prospectus, this has been corrected to DKK 1.0 million and DKK 5.2 million, respectively. The sum of financial expenses and income is unchanged. Other than as described above, there are no differences in the figures in the interim report in the announcement and the interim financial statements in this Prospectus.

Information that is not included in the interim financial statements in this Prospectus but that is disclosed in the announcement is depreciation and impairment of non-current assets and a status on warrants as of September 30, 2007. The status on warrants as of September 30, 2007 has been left out since the Prospectus includes an updated statement of outstanding warrants as of December 31, 2007.

There are differences in the Company's statement by the Board of Directors and the Executive Management on the interim report in the announcement and such statement in this Prospectus. In the announcement, it is stated that the interim report is presented in accordance with IAS 34 and that it is unaudited. In this Prospectus, it is stated that the interim financial statements were prepared in accordance with the recognition and measurement criteria of the International Financial Reporting Standards as adopted by the EU. Moreover, the interim financial statements in this Prospectus contain a paragraph stating as follows: "The Company's planned activities for 2008 require additional capital. We expect that the necessary capital can be obtained through a rights issue in the first quarter of 2008. The interim financial statements are consequently based on a going concern assumption."

The following financial statements for the year ended December 31, 2006 are an extract of the Company's published annual report for 2006 presented in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for the annual reports of listed companies. The financial statements for the years ended December 31, 2005 and 2004 are extracts of the Company's published annual report for 2005 with comparative figures for 2004 presented in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for the annual reports of listed companies.

The published annual reports include a Directors' and Management's report, accounting policies, financial statements and notes to the financial statements. The financial statements in this Prospectus do not include the Directors' and Management's reviews in the published annual reports. Such information is incorporated in this Prospectus by cross reference to the published annual reports. See *"Incorporation by reference"*.

UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007

DIRECTORS' AND MANAGEMENT'S STATEMENT ON THE INTERIM REPORT FOR USE IN THIS PROSPECTUS

The Board of Directors and the Management have today considered and adopted the Interim Report for the nine months ended September 30, 2007 with comparative figures for nine months ended September 30, 2006. The interim report is presented in accordance with the recognition and measurement provisions of the International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish interim financial reporting requirements for listed companies.

We consider the accounting policies appropriate and the accounting estimates appropriate. In our opinion, the interim report gives a true and fair view of the Group's assets and liabilities and financial position as of September 30, 2007 and of the results of the Group's operations and cash flows for nine months ended September 30, 2007. Furthermore, we consider the interim financial statements to be consistent with the Group's accounting policies as described on pages F-14 to F-18.

The Group's planned activities for 2008 require additional capital. We expect that the necessary capital can be obtained through a rights issue in the first quarter of 2008. The interim financial statements are consequently based on a going concern assumption.

Copenhagen, January 9, 2008

Board of Directors

Ole Steen Andersen
Chairman

Jørgen Buus Lassen
Vice-Chairman

Karl Olof Borg

Alf Erik Anton Lindberg

Michel L. Pettigrew

Karen Lykke Sørensen

Tomas Brink Wikborg

Finn Stausholm Nielsen

Executive Management

Jakob Schmidt
Chief Executive Officer

///

INDEPENDENT AUDITORS' REPORT ON REVIEW OF THE INTERIM FINANCIAL STATEMENTS FOR THE 9-MONTH FINANCIAL REPORTING PERIOD ENDED 30 SEPTEMBER 2007

To the Shareholders of Pharmexa A/S
We have performed a review of the interim financial statements of Pharmexa A/S for the 9-month reporting period ended 30 September 2007, as prepared by the Executive Management and Board of Directors comprising Management' statement, income statement, balance sheet, cash flow statement, statement of changes in equity and notes for the Pharmexa Group. The interim financial statements are prepared on the basis of the recognition and measurement principles of the International Financial Reporting Standards (IFRS), as adopted by the EU and additional Danish disclosure requirements for interim financial statements of listed companies.

The Board of Directors and Executive Management's Responsibility for the Interim Financial Statements
The Board of Directors and Executive Management are responsible for the preparation and fair presentation of the interim financial statements in accordance with the recognition and measurement principles of the International Financial Reporting Standards (IFRS), as adopted by the EU and additional Danish disclosure requirements for interim financial statements of listed companies. Our responsibility is to express an opinion on the interim financial statements based on our review.

Basis of conclusion
We performed our review in accordance with the Danish Standard on Auditing applicable to reviews of interim financial statements performed by the Company's independent auditors. A review is limited primarily to inquiries of company personnel responsible for finance and financial reporting and analytical procedures and other review procedures. As the scope of this review is limited compared to that of an audit in accordance with Danish Standards on Auditing, our review does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion on the interim financial statements.

Conclusion
Based on our review, nothing has come to our attention which causes us to believe that the interim financial statements for the 9-month period ended 30 September 2007 have not been prepared in accordance with the recognition and measurement principles of the International Financial Reporting Standards (IFRS), as adopted by the EU, and additional Danish disclosure requirements for interim financial statements of listed companies.

Emphasis of matter
Without qualifying our opinion, we note that the Company's ability to carry out the activities planned for 2008 is dependent on the injection of new capital. Reference is made to the Executive Management and Board of Directors comments thereon in their statement on the interim financial statements for use in this Prospectus included on page F-3.

Copenhagen, January 9, 2008

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Benny Lynge Sørensen	Jesper Slot
State Authorised Public Accountant	*State Authorised Public Accountant*



INCOME STATEMENT FOR THE PERIOD JANUARY 1 – SEPTEMBER 30

		GROUP	
Note	**DKK '000**	**January 1 – September 30, 2007**	**January 1 – September 30, 2006**
	Revenue	**14**	**1,985**
	Research costs	(31,321)	(34,974)
	Development costs	(94,251)	(86,397)
	Administrative expenses	(25,076)	(23,870)
	Loss before other operating income/expenses	**(150,634)**	**(143,256)**
	Other operating income	15,481	18,664
	Other operating expenses	0	(32)
	Operating loss	**(135,153)**	**(124,624)**
	Other financial income	5,157	6,408
	Other financial expenses	(976)	(3,018)
	Loss before tax	**(130,972)**	**(121,234)**
	Income taxes	0	0
	Net profit for the period	**(130,972)**	**(121,234)**
	Earnings and diluted earnings per share	(3.2)	(3.2)

BALANCE SHEET AT SEPTEMBER 30

		GROUP	
Note	DKK '000	September 30, 2007	September 30, 2006
	ASSETS		
	Licences and rights	1,327	1,949
	Patents, trademarks and technologies	75,768	89,077
	Intangible assets	**77,095**	**91,026**
	Plant and machinery	6,664	10,202
	Other fixtures and fittings, tools and equipment	2,448	3,268
	Leasehold improvements	1,876	2,642
	Prepayments for assets under construction	388	110
	Property, plant and equipment	**11,376**	**16,222**
	Non-current assets	**88,471**	**107,248**
	Receivables from group enterprises	-	-
	Other receivables	13,480	18,792
	Prepayments	4,380	4,018
	Receivables	**17,860**	**22,810**
	Cash and cash equivalents	**100,477**	**211,778**
	Current assets	**118,337**	**234,588**
	Assets	**206,808**	**341,836**

BALANCE SHEET AT SEPTEMBER 30

		GROUP	
Note	DKK '000	September 30, 2007	September 30, 2006
	EQUITY AND LIABILITIES		
	Share capital	414,544	376,893
	Profit and loss account	(104,616)	(70,971)
	Other shareholders' equity	(123,654)	2,105
	Shareholders' equity	**186,274**	**308,027**
	Loan, VækstFonden	2,317	10,420
	Finance lease commitments	10	197
	Non-current liabilities	**2,327**	**10,617**
	Loan, VækstFonden	4,787	-
	Finance lease commitments	187	179
	Trade payables	4,546	14,560
	Other payables	8,687	8,453
	Current liabilities	**18,207**	**23,192**
	Liabilities	**20,534**	**33,809**
	Equity and liabilities	**206,808**	**341,836**

1 Accounting policies

STATEMENT OF CHANGES IN EQUITY AT SEPTEMBER 30

Group	Number of shares	Share capital	Share premium	Profit and loss account	Share-based payment	Conditional share-holders' equity	Exchange adjust-ments	Total
		DKK '000	DKK '000	DKK '000	DKK '000	DKK '000	DKK '000	DKK '000
Shareholders' equity at January 1, 2007	**37,689,240**	**376,893**	**0**	**(118,833)**	**9,595**	**0**	**(9,436)**	**258,219**
Net loss for the period				(130,972)			-	(130,972)
Exchange adjustments, foreign subsidiaries				-			(4,802)	(4,802)
Comprehensive income				(130,972)			(4,802)	(135,774)
Transfer to cover loss			(26,356)	26,356	-	-	-	0
Capital increase by way of a share issue	3,765,155	37,651	26,356	-	-		-	64,007
Expenses, capital increase	-	-		(4,074)	-	-	-	(4,074)
Expensed value of warrants granted	-	-	-		3,896	-	-	3,896
Shareholders' equity at September 30, 2007	**41,454,395**	**414,544**	**0**	**(227,523)**	**13,491**	**0**	**(14,238)**	**186,274**
Shareholders' equity at January 1, 2006	37,599,840	375,999	49,561	0	4,703	33,000	358	463,621
Net loss for the year				(121,234)			-	(121,234)
Exchange adjustments, foreign subsidiaries				-			(6,704)	(6,704)
Comprehensive income				(121,234)			(6,704)	(127,938)
Transfer to cover loss	-	-	(50,366)	50,366	-	-	-	0
Warrant exercise	89,400	894	805	-	-	-	-	1,699
Conditional shareholders' equity	-	-	-	-	-	(33,000)	-	(33,000)
Expenses, capital increase	-	-		(143)	-	-	-	(143)
Expensed value of warrants granted	-	-	-	-	3,788	-	-	3,788
Shareholders' equity at September 30, 2006	**37,689,240**	**376,893**	**0**	**(71,011)**	**8,491**	**0**	**(6,346)**	**308,027**



CASH FLOW STATEMENT FOR THE PERIOD JANUARY 1 – SEPTEMBER 30

		GROUP	
Note	DKK '000	January 1 – September 30, 2007	January 1 – September 30, 2006
	Net loss for the year	(130,972)	(121,234)
	Adjustments	9,666	10,707
	Changes in working capital	(4,122)	(6,919)
	Cash flow from operating activities before net financials	(125,428)	(117,446)
	Interest received etc.	5,157	6,408
	Interest paid etc.	(525)	(1,753)
	Cash flow from operating activities	**(120,796)**	**(112,791)**
	Additions of intangible assets	-	(2,658)
	Additions of property, plant and equipment	(723)	
	Disposals of property, plant and equipment	2	
	Disposals of marketable securities	-	70,853
	Cash flow from investing activities	**(721)**	**68,195**
	Net proceeds, share issue	59,933	-
	Net proceeds, warrant exercise		1,556
	Repayments, loans	(2,550)	(3,825)
	Repayments, finance leasing	(134)	(129)
	Cash flow from financing activities	**57,249**	**(2,398)**
	Change in cash and cash equivalents	**(64,268)**	**(46,994)**
	Unrealised currency gain/(loss)	(515)	(1,552)
	Cash and cash equivalents at January 1	165,260	260,324
	Cash and cash equivalents at September 30	**100,477**	**211,778**

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1 Accounting policies

The interim financial statements of Pharmexa A/S for the nine months ended September 30, 2007 are presented in accordance with the recognition and measurement provisions of IFRS as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies.

The accounting policies applied for the interim financial statements are consistent with those applied in the Annual Report for 2006.

After the presentation of the Annual Report for 2006, the IASB has issued changes to the existing IFRS and new interpretations. The Company expects that these new standards and interpretations will not materially affect the Company's financial statements.

See pages F-14 to F-18 for a complete description of the accounting policies.

AUDITED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

DIRECTORS' AND MANAGEMENT'S STATEMENT ON THE INTERIM REPORT

The Board of Directors and Executive Management considered and adopted the published annual reports for 2006, 2005 and 2004 on March 1, 2007, March 16, 2006 and March 10, 2005, respectively.

The financial statements in this Prospectus for the years ended December 31, 2006, 2005 and 2004 have been extracted from the published annual reports for 2006 and 2005 with comparative figures for 2004.

The annual reports have been prepared in accordance with the International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

We consider the accounting policies used to be appropriate. Accordingly, the annual reports give a true and fair view of the Group's assets, liabilities and financial position as of December 31, 2006, 2005 and 2004 and of the Group's results operations and cash flows for the financial years ended December 31, 2005, 2005 and 2004.

Copenhagen, January 9, 2008

Board of Directors

Ole Steen Andersen
Chairman

Jørgen Buus Lassen
Vice-Chairman

Karl Olof Borg

Alf Erik Anton Lindberg

Michel L. Pettigrew

Karen Lykke Sørensen

Tomas Brink Wikborg

Finn Stausholm Nielsen

Executive Management

Jakob Schmidt
Chief Executive Officer

INDEPENDENT AUDITORS' REPORT ON THE FINANCIAL STATEMENTS FOR THE FINANCIAL YEARS 2006, 2005 AND 2004

We have audited the annual reports of Pharmexa A/S for the financial years 2006, 2005 and 2004, as prepared and published by the Executive Management and Board of Directors. The summary financial statements on F-14 to F-47 have been derived from the annual reports for 2006 and 2005, including comparatives for 2004. We performed our audit of the annual reports for 2005 and 2004 together with PricewaterhouseCoopers. We performed our audit in accordance with Danish Standards on Auditing. We provided the annual report for 2006, dated 1 March 2007, with an unmodified audit opinion. PricewaterhouseCoopers and we provided the annual report for 2005, dated 16 March 2006, and the annual report for 2004, dated 10 March 2005, with unmodified audit opinions.

Our Independent Auditors' Report on the Annual Report for 2006, dated 1 March 2007, is rendered below.

'To the Shareholders of Pharmexa A/S

We have audited the Annual Report of Pharmexa A/S for the financial year ended 31 December 2006, which comprises the Statement of the Supervisory and Executive Boards on the Annual Report, the Management's Review, a summary of significant accounting policies, the income statement, balance sheet, statement of changes in equity, cash flow statement for the year then ended and notes for the Group as well as for the Parent Company. The Annual Report has been prepared in accordance with International Finance Reporting Standards as adopted by the EU and additional Danish disclosure requirements for Annual Reports of listed companies.

The Supervisory and Executive Boards' Responsibility for the Annual Report

The Supervisory and Executive Boards are responsible for the preparation and fair presentation of this Annual Report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for Annual Reports of listed companies. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility and Basis of Opinion

Our responsibility is to express an opinion on this Annual Report based on our audit. We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditors' judgement, including the assessment, the auditors consider internal control relevant to the entity's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Supervisory and Executive Boards, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion. The audit did not result in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's financial position at 31 December 2006 and of the results of the Group's and the Parent Company's operations and cash flows for the financial year then ended in accordance with International Financing Reporting Standards as adopted by the EU and additional Danish disclosure requirements for Annual Reports of listed companies.'

Basis of conclusion

We planned and performed our procedures in accordance with the Danish Standard on Auditing applicable to the independent auditor's report on specific-purpose audit engagements to obtain reasonable assurance that the financial statements are, in all material aspects, in accordance with the published annual reports from which the financial statements have been derived.

Conclusion

In our opinion, the financial statements on F-14 to F-47 are, in all material aspects, in accordance with the annual reports for 2006 and 2005, including comparatives for 2004, from which they have been derived.

Copenhagen, January 9, 2008

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Benny Lynge Sørensen	Jesper Slot
State Authorised Public Accountant	*State Authorised Public Accountant*

ACCOUNTING POLICIES

Basis of accounting

The annual report of the Pharmexa Group for 2006 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

General recognition and measurement criteria

The financial statements are based on the historic cost principle. Results of operations, assets and liabilities are therefore measured as described in the following. Income is recognised in the income statement as earned. All expenses are recognised in the income statement as incurred. Assets are recognised in the balance sheet once it is probable that future economic benefits attributable to the assets will flow to the Group and the value of the asset can be measured reliably. Liabilities are recognised in the balance sheet when it is probable that there will be an outflow of future economic benefits from the Group and the value of the liability can be measured reliably.

Critical accounting assessments and estimates

Regular estimates and assessment are based on historic experience and other factors, including expectations as to future events on the basis of present circumstances.

Critical accounting assessments and assumptions

The value of recognised patents, licences and projects on the takeover of the shares in GemVax AS and of the activities from IDM Pharma Inc. is subject to a considerable risk of material adjustments in the assets at the balance sheet date in the coming years in case of significant changes in the assessment of the expected cash flow from the assets concerned. The carrying amount of these assets is DKK 85.0 million at December 31, 2006. No such other estimates or assessments have been made as are subject to a significant risk of material adjustments of the assets or liabilities in the balance sheet during the coming reporting year.

Critical estimates relating to the application of the Company's accounting policies

An intangible asset arising from a development project must, according to IAS 38 "Intangible Assets", be recognised in the balance sheet if the criteria for recognition in the balance sheet are met. Which means that (1) the development project is clearly defined and identifiable, (2) the technical feasibility has been demonstrated as well as the availability of adequate resources to complete the development project and market the final product or to use the product internally, and (3) the management has demonstrated its intention to manufacture and sell the product or use it internally. Finally, it must be documented with adequate certainty that the future income from the development project will exceed the expenses for production and development as well as the expenses to sell and administer the product. Development costs regarding individual projects are recognised as assets only if it is sufficiently certain that the future earnings for the individual projects will exceed not only the expenses for production, sale and administration, but also the actual product development costs. In the management's opinion, there is generally a high risk connected with the development of pharmaceuticals, for which reason sufficient certainty as to the future earnings cannot be obtained at present. The future economic benefits related to the product development cannot be made up with reasonable certainty until the development activities are complete and the requisite approvals have been granted. As a result, the management has chosen to expense the development costs incurred during the year.

Consolidation principle

The consolidated financial statements comprise Pharmexa A/S (the parent company) and the enterprises in which Pharmexa A/S, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest (subsidiaries). Pharmexa A/S and its subsidiaries are jointly referred to as "the Group". The consolidated financial statements are prepared on the basis of the financial statements of the parent company and its subsidiaries by aggregating uniform items and by subsequently eliminating related party transactions, shareholdings and balances as well as unrealised intra-group gains and losses. The consolidation financial statements are based on financial statements prepared in accordance with the accounting policies used in the Pharmexa Group. Additions and disposals of enterprises are recognised in the income statement for the period during which Pharmexa has owned the enterprise. Comparatives are not restated for such additions or disposals. Gains and losses consist of the difference between the selling price and the carrying amount of net assets at the time of disposal and expenses for sale or disposal. Newly acquired enterprises are treated according to the acquisition method. The cost is measured at the fair value of the assets taken over and liabilities assumed at the takeover date plus expenses directly connected with the takeover. Identifiable assets and liabilities and contingencies in connection with a business integration are measured, on initial recognition, at the fair value at the takeover date, without considering a minority interest, if any. Any positive differences between the cost and the fair value of the Group's portion of the identifiable net assets are recognised as goodwill.

Minority interests

Subsidiaries are recognised 100 per cent in the consolidated financial statements. The portions of the subsidiaries' results of operations and shareholders' equity which are attributable to minority interests are included in the consolidated results of operations and shareholders' equity. Minority interests' share of the consolidated shareholders' equity is shown as a separate item under "Shareholders' equity".

Foreign currency translation

The annual report is presented in the parent company's functional currency, Danish kroner. Transactions in foreign currency are translated during the year at the exchange rate at the date of the transaction. Gains and losses arising between the exchange rate at the date of the transaction and the exchange rate at the date of payment are recognised in the income statement under "Net financials". Receivables, payables and other monetary items in foreign currency not settled at the balance sheet date are translated at the closing rate. Differences between the closing rate and the exchange rate at the date of the transaction are recognised in the income statement under "Net financials". Non-monetary items in foreign currency which are measured at cost and which are not settled at the balance sheet date are translated at the date of the transaction. Non-monetary items in foreign currency which are measured at fair value are translated at the exchange rate at the date at which the fair value was assigned. Items in the financial statements of foreign subsidiaries are translated into Danish kroner using closing rates for balance sheet items and average exchange rates for items in the income statement. Exchange differences arising on the translation of foreign subsidiaries' opening balance sheet items to the exchange rates at the balance sheet date and on the translation of the income statements from average exchange rates to exchange rates at the balance sheet date are taken directly to equity. Similarly, exchange differences arising as a result of changes made directly in the equity of the foreign subsidiary are also taken directly to equity.

Income taxes and deferred tax

The tax for the year, which consists of the current tax charge for the year and changes in the deferred tax charge, is recognised in the income statement as regards the share that is attributable to the net profit or loss for the year and directly in equity as regards the share that is attributable to entries directly in equity. Any share of the expensed tax charge relating to the extraordinary profit or loss for the year is taken to this item, whereas the remaining share is taken to the net profit or loss for the year. Current tax liabilities and receivables are recognized in the balance sheet as a receivable in case of an overpayment of tax on account and as a liability in case of an underpayment of tax on account. Deferred tax is measured using the liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax on temporary differences is not recognised regarding non-deductible (for tax purposes) goodwill and other items on which temporary differences – part from corporate acquisitions – have arisen at the time of acquisition without affecting neither the results of operations nor the taxable income. Where the tax base may be set using alternative tax rules, deferred tax is measured on the basis of the intended use of the asset or the intended settlement of the liability. Deferred tax assets, including the tax value of tax loss carry-forwards, are measured at the value at which the asset is expected to be realised, either through elimination against tax on future earnings or through a set-off against deferred tax liabilities within the same legal tax entity and jurisdiction. The group enterprises are not taxed on a joint basis.

Incentive plans

Warrants are measured at their fair value at the time of grant and are recognised in the income statement as vested under "Research costs", "Development costs" or "Administrative expenses", respectively. The counter item is taken directly to equity.

The most significant terms for warrants granted appear in the notes to the financial statements. Share-based payments settled with cash are measured at fair value at the balance sheet date and are recognised in the income statement as vested under "Research costs", "Development costs" or "Administrative expenses", respectively. The counter item is taken as a liability. The most significant terms for share-based payments settled with cash appear in the notes to the financial statements.

Segment information

The Company is administered as one entity, which operates in one geographical market. Separate business areas cannot be identified in respect of the individual product candidates or geographical markets. Consequently, no segment information is reported in respect of business segments or geographical markets.

Revenue

Income from research, development and cooperation agreements are recognised in the income statement if the general recognition criteria are met, including that the service concerned has been provided before year-end, that the amount can be made up reliably and that it can be expected to be received. Revenue is recognised over the term of the agreement in accordance with the terms and conditions of the agreement. Revenue is made up exclusive of VAT and charges and net of price reductions in the form of discounts.

Research costs

Research costs include salaries, expenses related to patents and premises as well as other expenses such as IT expenses and depreciation attributable to the Company's research activities. The Company expenses all research costs in the year they are incurred.

Development costs

Development costs include salaries, expenses related to patents and premises as well as other expenses such as IT expenses and depreciation relating to the Company's development activities. Development projects are characterised by a single compound undergoing a number of toxicological tests to illustrate its physical/chemical properties and effect on human beings.

Administrative expenses

Administrative expenses include salaries, expenses related to premises as well as other expenses such as IT expenses and depreciation relating to administration.

Other operating income/expenses

Other operating income and other operating expenses include accounts of a secondary nature relative to the companies' main activity, including government grants and gains and losses on the sale of intangible assets and property, plant and equipment. Government grants are recognised under "Other operating income" when the final right to the grant has vested. However, government grants from SkatteFUNN in Norway are recognised under "Research costs", "Development costs" and "Administrative expenses".

Net financials

Financial income and expenses include interest, realised and unrealised value adjustments on securities and foreign currency.

BALANCE SHEET

Intangible assets

Licences and rights acquired for consideration are measured at cost net of accumulated amortisation. Licences and rights are amortised on a straight-line basis over the expected useful life of the assets. The amortisation period is based on the expected economic and technological life of the assets, which is 5 to 10 years. Patent rights acquired on the takeover or enterprises or activities are measured at fair value at the time of acquisition, net of accumulated amortisation. Patent rights are amortised on a straight-line basis over the remainder of their life. The basis of amortisation, which is made up as cost, is distributed on a straight-line basis of the expected useful life of the assets, as follows:

Licences and rights	5-10 years
Acquired patents, trade marks and technologies	Up to 20 years

Property, plant and equipment

Property, plant and equipment are measured at cost net of accumulated depreciation and write-downs. The cost comprises the cost of acquisition and expenses directly related to the acquisition until such time as the asset is ready to be put into use. As for assets of own manufacture, the cost comprises direct and indirect costs of labour, materials, components and sub-suppliers. Borrowing costs are not recognised as part of the cost. The basis of depreciation, which is cost less any residual value, is distributed on a straight-line basis over the expected life of the assets, as follows:

Plant and machinery	5 - 10 years
Other fixtures, fittings, tools and equipment	2 - 10 years
Leasehold improvements	10 years

Gains and losses on current replacements of property, plant and equipment are recognised under "Other operating income" and "Other operating expenses", respectively.

Write-down of non-current assets

The carrying amount of intangible assets and property, plant and equipment and investments is assessed on an annual basis to determine whether there are any indications of impairment other than that provided for by normal amortisation and depreciation. In the event of impairment, the asset concerned is written down to its recoverable amount, which is made up as the higher of the net selling price and the value in use. If it is not possible to make up the recoverable amount of the individual asset, the impairment requirement is assessed for the smallest group of assets for which the recoverable amount can be made up. Impairment losses are recognised in the income statement under "Research costs", "Development costs" and "Administrative expenses", respectively. Assets for which no value in use can be ascertained as the assets will not in themselves generate future cash flows are assessed together with the group of assets to which they belong.

Receivables

Receivables are measured in the balance sheet at the lower of amortized cost and net realizable value, corresponding to the nominal value net of provisions for bad debts. Provisions for bad debts are based on an individual assessment of each account receivable.

Marketable securities

The Company's portfolio of securities is classified as "Financial assets measured at fair value over the income statement". No active trading is taking place except for the current replacement of securities on maturity or as part of the Company's portfolio management. Securities are measured at fair value, and realised and unrealised gains and losses are recognised in the income statement under "Net financials".

Cash and cash equivalents

Cash and cash equivalents comprises cash, bank balances and bank deposits on demand.

Equity

Share premium comprises payment of share premium in connection with the issuing of shares. Share-based payment comprises the value of included costs for share-based payment measured at their fair value at the time of grant adjusted for subsequent changes. Conditional shareholders' equity comprises the value of convertible debt instrument measured at fair value at the time of grant. Exchange adjustments comprises the exchange deviations arising on the translation of foreign subsidiaries income statement and balance sheet from their respective currency to Pharmexa's functional currency, Danish kroner.

Provisions

Provisions are recognized once the Group has a legal or constructive obligation as a result of event occurring prior to or on the balance sheet date and it is probable that economic resources will be required to settle the obligation.

Financial liabilities

Liabilities are measured at amortised cost, which in all essential respect equal the nominal value.

Leases

Leases for property, plant and equipment in respect of which the Group has all significant risks and rewards of ownership are classified as finance leases. Finance leases are recognised in the balance sheet at the lower of the fair value of the asset and the net present value of the minimum lease payments at the time of acquisition. The capitalized residual commitment, net before interest, is recognized in the balance sheet as a liability. The interest element of finance leases is recognized periodically in the income statement over the lease term so as to recognize an interest element of the outstanding residual lease commitment for the individual periods. Assets held under finance leases are depreciated and written down over the expected useful live of the assets. Leases where a significant portion of the risks and rewards of ownership are retained by the lessee are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the lease term.

Prepayments and deferred income

Prepayments recorded as assets comprise expenses relating to subsequent reporting years such as prepaid expenses regarding rent, licences, insurance premiums, subscription fees and interest. Deferred income recorded as liabilities consist of payments received relating to income in subsequent reporting years.

Cash flow statement

The cash flow statement shows the Company's net cash flow for the year, broken down by operating, investing and financing activities, changes in cash and cash equivalents for the year and the Company's cash and cash equivalents at the beginning and at the end of the year.

Cash flow from operating activities

Cash flows from operating activities consist of the net profit or loss for the year, adjusted for non-cash income statement items such as amortisation, depreciation and write-downs, provisions and changes in the working capital, interest received and paid, payments regarding extraordinary items and income taxes paid. Working capital includes current assets less current liabilities exclusive of the items included in cash and cash equivalents.

Cash flow from investing activities
Cash flows from investing activities consist of cash flows from the purchase and sale of intangible assets, property, plant and equipment and investments.

Cash flow from financing activities
Cash flows from financing activities consist of cash flows from the raising and repayment of non-current liabilities and cash flows from capital increases.

Cash and cash equivalents
Cash and cash equivalents consist of cash, bank balance and bank deposits on demand. The cash flow statement cannot be derived solely from the financial records disclosed.

Definition of financial ratios:

Current and diluted EPS = Net result / Average number of shares x adjustment factor

Net asset value per share = Equity / Number of shares at year-end

Share price/net asset value = Share price x number of shares / Total equity

Assets/equity = Total assets / Total equity

INCOME STATEMENT

Note	DKK '000	GROUP 2006	2005	2004
	Revenue	**2,040**	**2,680**	**21,344**
	Research costs	(47,644)	(42,452)	(26,591)
	Development costs	(117,443)	(61,931)	(51,758)
	Administrative expenses	(32,335)	(23,946)	(19,779)
	Loss before other operating income/expenses	**(195,382)**	**(125,649)**	**(76,784)**
3	Other operating income	21,855	2,649	18,468
	Other operating expenses	(70)	-	(25)
	Operating loss	**(173,597)**	**(123,000)**	**(58,341)**
4	Other financial income	8,459	13,197	7,418
5	Other financial expenses	(3,912)	(8,264)	(7,617)
	Loss before tax	**(169,050)**	**(118,067)**	**(58,540)**
6	Income taxes	0	0	0
	Net loss for the year	**(169,050)**	**(118,067)**	**(58,540)**
7	Earnings and diluted earnings per share	(4.5)	(4.4)	(4.3)

BALANCE SHEET

Note	DKK '000	GROUP 2006	GROUP 2005	GROUP 2004
	ASSETS			
8	Licences and rights	1,776	2,822	2,980
8	Patents, trademarks and technologies	84,958	130,569	-
	Intangible assets	**86,734**	**133,391**	**2,980**
9	Plant and machinery	8,993	13,532	11,617
9	Other fixtures and fittings, tools and equipment	3,466	2,025	2,582
9	Leasehold improvements	2,414	3,279	2,222
9	Prepayments for assets under construction	578	821	40
20	**Property, plant and equipment**	**15,451**	**19,657**	**16,461**
	Non-current assets	**102,185**	**153,048**	**19,441**
10	Other receivables	12,705	10,133	6,274
11	Prepayments	4,741	1,866	1,157
	Receivables	**17,446**	**11,999**	**7,431**
12	**Marketable securities**	**-**	**71,458**	**159,096**
	Cash and cash equivalents	**165,260**	**260,324**	**8,401**
	Current assets	**182,706**	**343,781**	**174,928**
	Assets	**284,891**	**496,829**	**194,369**

BALANCE SHEET

Note	DKK '000	2006	GROUP 2005	2004
	EQUITY AND LIABILITIES			
13	Share capital	376,893	375,999	163,999
	Share premium	0	49,561	4,266
	Profit and loss account	(118,833)	0	0
14	Conditional shareholders' equity	0	33,000	-
	Other shareholders' equity	159	5,061	491
	Shareholders' equity	**258,219**	**463,621**	**168,756**
15	Deferred tax	0	0	0
16	Loan, VækstFonden	4,847	13,584	12,636
17	Finance lease commitments	151	330	0
	Non-current liabilities	**4,998**	**13,914**	**12,636**
16	Loan, VækstFonden	4,538	-	-
17	Finance lease commitments	180	175	3,680
	Trade payables	6,715	9,492	2,930
	Other payables	10,241	9,186	5,240
18	Deferred income	-	441	1,127
	Current liabilities	**21,674**	**19,294**	**12,977**
	Liabilities	**26,672**	**33,208**	**25,613**
	Equity and liabilities	**284,891**	**496,829**	**194,369**

19 Contingencies and other financial liabilities

Other notes:

1 General information

2 Purchase of enterprises and activities

23 Fees to auditors appointed by the general meeting of shareholders

24 Staff

25 Share-based payments

26 Interest-rate and currency risks

27 Information about related parties and related party transactions

28 Board of Directors and Executive Management

29 Winding up of Inoxell A/S

30 Loan from VækstFonden

STATEMENT OF CHANGES IN EQUITY

Group	Number of shares	Share capital	Share premium	Profit and loss account	Share-based payment	Conditional share-holders' equity	Exchange adjust-ments	Total
		DKK '000	DKK '000	DKK '000	DKK '000	DKK '000	DKK '000	DKK '000
Shareholders' equity at January 1, 2006	**37,599,840**	**375,999**	**49,561**	**-**	**4,703**	**33,000**	**358**	**463,621**
Net loss for the year				(169,050)			-	(169,050)
Exchange adjustments, foreign subsidiaries				-			(9,794)	(9,794)
Comprehensive income				(169,050)			(9,794)	(178,844)
Transfer to cover loss	-	-	(50,217)	50, 217	-	-	-	0
Warrant exercise	89,400	894	805	-	-	-	-	1,699
Conditional shareholders' equity	-	-	-	-	-	(33,000)	-	(33,000)
Expenses, capital increase	-	-	(149)	-	-	-	-	(149)
Expensed value of warrants granted	-	-	-	-	4,892	-	-	4,892
Shareholders' equity at December 31, 2006	**37,689,240**	**376,893**	**0**	**(118,833)**	**9,595**	**0**	**(9,436)**	**258,219**
Shareholders equity at January 1, 2005	16,399,920	163,999	4,266	-	491	0	0	168,756
Net loss for the year				(118,067)			-	(118,067)
Exchange adjustments, foreign subsidiaries				-			358	358
Comprehensive income				(118,067)			358	(117,709)
Transfer to cover loss	-	-	(118,067)	118,067	-	-	-	0
Capital increase by way of a share issue	21,199,920	212,000	189,729	-	-	-	-	401,729
Conditional shareholders' equity	-	-	-	-	-	33,000	-	33,000
Expenses, capital increase	-	-	(26,367)	-	-	-	-	(26,367)
Expensed value of warrants granted	-	-	-	-	4,212	-	-	4,212
Shareholders' equity at December 31, 2005	**37,599,840**	**375,999**	**49,561**	**-**	**4,703**	**33,000**	**358**	**463,621**

130

STATEMENT OF CHANGES IN EQUITY – continued

Group	Number of shares	Share capital	Share premium	Profit and loss account	Share-based payment	Total
		DKK '000	DKK '000	DKK '000	DKK '000	DKK '000
Shareholders' equity at January 1, 2004	**4,099,980**	**40,999**	**0**	**(5,505)**	**-**	**35,494**
Net loss for the year	-	-	-	(58,540)	-	(58,540)
Exchange adjustments, foreign subsidiaries	-	-	-	-	-	-
Comprehensive income	-	-	-	(58,540)	-	(58,540)
Transfer to cover loss	-	-	(64,045)	64,045	-	0
Capital increase by way of a share issue	12,299,940	123,000	86,100	-	-	209,100
Expenses, capital increase	-	-	(17,789)	-	-	(17,789)
Expensed value of warrants granted	-	-	-	0	491	491
Shareholders' equity at December 31, 2004	**16,399,920**	**163,999**	**4,266**	**-**	**491**	**168,756**

Analysis of movements in the share capital:

	2006	2005	2004	2003	2002
	DKK '000	DKK '000	DKK '000	DKK '000	DKK '000
Share capital at January 1	**375,999**	**163,999**	**40,999**	**40,999**	**40,962**
Capital increase	894	212,000	123,000	-	37
Share capital at December 31	**376,893**	**375,999**	**163,999**	**40,999**	**40,999**

CASH FLOW STATEMENT

Note	DKK '000	GROUP 2006	2005	2004
	Net loss for the year	(169,050)	(118,067)	(58,540)
20	Adjustments	14,205	16,174	(10,380)
21	Changes in working capital	(7,613)	388	(139)
	Cash flow from operating activities before net financials	(162,458)	(101,505)	(69,059)
	Interest received etc.	8,459	13,197	7,418
	Interest paid etc.	(2,407)	(1,191)	(678)
	Cash flow from operating activities	**(156,406)**	**(89,499)**	**(62,319)**
2	Purchase of enterprises/investments in group enterprises	-	(76,733)	-
	Additions of intangible assets	(97)	(1,348)	(1,500)
22	Additions of property, plant and equipment	(3,832)	(2,864)	(731)
	Disposals of property, plant and equipment	-	163	250
	Additions of marketable securities	-	(81,373)	(430,290)
	Disposals of marketable securities	70,853	162,886	299,615
	Proceeds, winding-up of Inoxell A/S	-	-	1,343
	Cash flow from investing activities	**66,924**	**731**	**(131,313)**
	Net proceeds, share issue	-	345,687	191,311
	Net proceeds, warrant exercise	1,550	-	-
	Repayments, loans	(5,100)	(1,241)	-
	Repayments, finance leases	(173)	(3,727)	(3,957)
	Cash flow from financing activities	**(3,723)**	**340,719**	**187,354**
	Change in cash and cash equivalents	**(93,205)**	**251,951**	**(6,278)**
	Unrealised currency gain/(loss)	(1,859)	273	-
	Cash and cash equivalents at January 1	260,324	8,100	14,679
	Cash and cash equivalents at December 31	**165,260**	**260,324**	**8,401**
	Analysis of cash and cash equivalents:			
	Cash and demand deposits	25,691	70,324	6,305
	Fixed-term deposits	139,569	190,000	2,096
		165,260	**260,324**	**8,401**

NOTES TO THE FINANCIAL STATEMENTS

1 General information

Pharmexa A/S is a leading biotech company in the field of active immunotherapy and vaccines for the treatment of serious chronic and infectious diseases. Pharmexa's proprietary technology platforms are broadly applicable, allowing the company to address critical targets in cancer, rheumatoid arthritis, bone degeneration and Alzheimer's disease, as well as serious infectious diseases such as HIV, influenza, hepatitis and malaria.

2 Purchase of enterprises and activities

2006

The Pharmexa Group has not acquired any companies in 2006. There has not been any adjustments made to the opening balance of acquired companies in 2005.

2005

On April 12, 2005, Pharmexa A/S signed an agreement on the takeover of all of the shares in GemVax AS, Norway, effective April 1, 2005. The price for the shares in GemVax AS was paid by issuance of 1,400,000 shares of 10 each in Pharmexa, representing a market price of DKK 33.6 million based on a market price of DKK 24 per share, and by issuance of a convertible debt instrument to the seller, DKK 33 million, which can be converted into share capital in Pharmexa provided that, before September 30, 2006, GemVax AS reaches an agreed milestone relating to the initiation of the phase III Telovac study.

On November 24, 2005, Pharmexa A/S signed an agreement on the takeover of certain activities from IDM Pharma Inc., USA, effective December 30, 2005. The price for the assets, i.e. USD 12 million, was paid in cash.

Group

The fair market value of the total acquired assets and liabilities relating to the takeover of subsidiaries can be broken down as follows at the takeover date:

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

2 Purchase of enterprises and activities (continued)

Fair value of acquired enterprises	Purchase of GemVax AS	Takeover of activity from IDM Pharmxa Inc.	Total	Book value at the takeover date
	DKK '000	**DKK '000**	**DKK '000**	**DKK '000**
Non-current assets	0	5,560	5,560	5,560
Current assets	1,897	0	1,897	1,897
Non-current liabilities	(1,202)	0	(1,202)	(1,202)
Current liabilities	(3,264)	0	(3,264)	(3,264)
Acquired assets, net	(2,569)	5,560	2,991	2,991
Acquired patent rights, trademarks and technologies	69,722	70,620	140,342	-
Less acquired cash reserves	392	0	392	-
	67,545	76,180	143,725	2,991
Paid as follows:				
Shares issued	(33,600)	0	(33,600)	-
Conditional shareholders' equity	(33,000)	0	(33,000)	-
	945	76,180	77,125	2,991
Adjustment, cash	(392)	0	(392)	-
Net cash effect	553	76,180	76,733	2,991

Had Pharmexa taken over GemVax at January 1, 2005, the consolidated revenue and results of operations would have been as outlined below:

DKK '000	
Revenue	2,683
Net loss for the period	(120,463)

It is not possible to determine a true and fair view of what the revenue and the results of operations from the activities taken over from IDM Pharma Inc. would have been had the activities been taken over at January 1, 2005

NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	2006	GROUP 2005	2004
3	**Other operating income**			
	Public grants, USA	20,649	-	-
	Public grants, Norway	1,206	2,440	-
	Write-down of debt, Vækstfonden			18,251
	Other operating income	-	209	217
		21,855	**2,649**	**18,468**
4	**Other financial income**			
	Exchange gains	646	1,998	357
	Securities	1,710	7,760	6,799
	Other financial income	6,103	3,439	262
		8,459	**13,197**	**7,418**
5	**Other financial expenses**			
	Exchange adjustments	2,252	762	278
	Finance leases	16	345	330
	Realised and unrealised capital losses	604	6,124	6,055
	Other financial expenses	1,040	1,033	954
		3,912	**8,264**	**7,617**

NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	2006	GROUP 2005	2004
6	**Income taxes**			
	Total tax for the year	**0**	**0**	**0**
	Analysis of the year's tax charge:			
	Estimated 28% tax (30% in 2004) on the pre-tax loss for the year	(51,610)	(33,059)	(17,562)
	Tax effect of:			
	Reduction of tax rate from 30-28%	0	8,258	0
	Expired tax asset	0	0	8,745
	Deductible expenses taken to equity	(28)	(820)	(1,288)
	Other non-deductible expenses	1,246	769	12
	Change in non-recognised deferred tax asset	50,392	24,852	10,093
		0	**0**	**0**

7 Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated on the basis of the average number of shares

	2006	2005	2004
Net loss for the year (in DKK thousands)	(169,050)	(118,067)	(58,540)
Average number of shares	37,649,206	26,696,862	11,715,833
Earnings and diluted earnings per share	(4,5)	(4,4)	(4,3)

Adjustment of the shares issued April 19, 2004 uses 0.83 and adjustment of the shares issued May 3, 2005 uses 0.86 in the calculation of earnings and diluted earnings per share.

There is no difference between the calculation of earnings per share and diluted earnings per share as the Group reported an operating loss.

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

8 Intangible assets

	Licenses and rights	Acquired patents, trademarks and technologies
Cost at January 1, 2006	7,680	140,343
Exchange adjustments	-	(7,404)
Additions for the year	-	97
Disposals for the year	-	(33,000)
Cost at December 31, 2006	7,680	100,036
Amortisation and write-downs at January 1, 2006	4,858	9,774
Exchange adjustments	-	(221)
Amortisation for the year	1,046	8,999
Reversal of amortisation of disposals for the year	-	(3,474)
Amortisation and write-downs at December 31, 2006	5,904	15,078
Carrying amount at December 31, 2006	**1,776**	**84,958**
Amortised over	5-10 years	10-20 years

In 2006 a milestone was not achieved on the TeloVac project and part of the purchase price for GemVax lapsed. The value of the milestone, DKK'000 33,000, including depreciation, DKK'000 3,474, was reversed in 2006.

	Licenses and rights	Acquired patents, trademarks and technologies
Cost at January 1,2005	6,332	-
Additions on business combinations	-	140,343
Additions for the year	1,348	0
Disposals for the year	-	-
Cost at December 31, 2005	7,680	140,343
Amortisation and write-downs at January 1, 2005	3,352	-
Amortisation for the year	1,506	3,628
Write-downs for the year	-	6,146
Amortisation and write-downs at December 31, 2005	4,858	9,774
Carrying amount at December 31, 2005	**2,822**	**130,569**
Amortised over	5-10 years	10-20 years

In 2005, two of the acquired patents were written down in connection with the takeover of GemVax. One of these patents is considered to have a mere defensive value, for which reason it has been written down to a lower estimated value. The other patent has been fully written down, as it is not part of the Group's segment and, thus, cannot be renewed.

NOTES TO THE FINANCIAL STATEMENTS

Note **DKK '000**

8 **Intangible assets (continued)**

	Licenses and rights	Acquired patents, trademarks and technologies
Cost at January 1, 2004	4,832	-
Additions for the year	1,500	-
Disposals for the year	-	-
Cost at December 31, 2004	6,332	-
Amortisation and write-downs at January 1, 2004	2,360	-
Amortisation for the year	992	-
Amortisation and write-downs at December 31, 2004	3,352	-
Carrying amount at December 31, 2004	**2,980**	-
Amortised over	5 years	-

Amortisation and write-downs of intangible assets is expensed over the following accounts:

	GROUP		
	2006	**2005**	**2004**
Research costs	2,418	1,051	252
Development costs	4,114	10,229	740
Administrative expenses	39	0	-
	6,571	**11,280**	**992**

NOTES TO THE FINANCIAL STATEMENTS

Note **DKK '000**

9 **Property, plant and equipment**

	Plant and machinery	Other fixtures, fittings, tools and equipment	Leasehold improvements	Prepayments for assets under construction
	DKK '000	**DKK '000**	**DKK '000**	**DKK '000**
Cost at January 1, 2006	40,120	11,361	5,192	821
Reclassification at January 1	(444)	434	10	-
Exchange adjustments	(795)	155	(142)	
Additions for the year	2,016	2,037	22	578
Disposals for the year	(513)	(1,556)	-	(821)
Cost at December 31, 2006	40,384	12,431	5,082	578
Depreciation at January 1, 2006	26,588	9,336	1,913	-
Exchange adjustments	(29)	(2)	(10)	
Depreciation for the year	5,278	1,172	765	-
Reversal of depreciation of disposals for the year	(446)	(1,541)	0	-
Depreciation at December 31, 2006	31,391	8,965	2,668	-
Carrying amount at December 31, 2006	**8,993**	**3,466**	**2,414**	**578**
Hereof assets held under finance leases		439		
Depreciated over	5 - 10 years	2 - 10 years	10 years	
Cost at January 1, 2005	34,284	11,332	3,754	40
Additions on business combinations	4,253	0	1,426	0
Additions for the year	2,192	308	12	821
Disposals for the year	(609)	(279)	0	(40)
Cost at December 31, 2005	40,120	11,361	5,192	821
Depreciation at January 1, 2005	22,667	8,750	1,532	-
Depreciation for the year	4,479	865	381	-
Reversal of depreciation of disposals for the year	(558)	(279)	0	-
Depreciation at December 31, 2005	26,588	9,336	1,913	-
Carrying amount at December 31, 2005	**13,532**	**2,025**	**3,279**	**821**
Hereof assets held under finance leases				549
Depreciated over	5 - 10 years	2 - 10 years	10 years	

NOTES TO THE FINANCIAL STATEMENTS

Note **DKK '000**

9 **Property, plant and equipment (continued)**

	Plant and machinery	Other fixtures, fittings, tools and equipment	Leasehold improvements	Prepayments for assets under construction
	DKK '000	**DKK '000**	**DKK '000**	**DKK '000**
Cost at January 1m 2004	34,131	11,191	4,002	50
Additions for the year	385	336	20	40
Disposals for the year	(232)	(195)	(268)	(50)
Cost at December 31, 2004	34,284	11,332	3,754	40
Depreciation at January 1, 2004	17,994	7,772	1,279	-
Depreciation for the year	4,831	1,167	383	-
Reversal of depreciation of disposals for the year	(158)	(189)	(130)	-
Depreciation at December 31, 2004	22,667	8,750	1,532	-
Carrying amount at December 31, 2004	**11,617**	**2,582**	**2,222**	**40**
Hereof assets held under finance leases	3,454	1,064	-	-
Amortised over	5 -10 years	2 – 10 years	10 years	

Depreciation of property, plant and equipment is expensed as follows:

	GROUP		
	2006	**2005**	**2004**
Research costs	2,833	3,797	2,202
Development costs	3,813	1,418	3,601
Administrative expenses	569	510	578
	7,215	**5,725**	**6,381**

NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	2006	GROUP 2005	2004
10	**Receivables**			
	Of the total receivables the following amounts fall due for payment more than 1 year after the end of the financial year (deposits)	**5,828**	**5,930**	**2,900**

The weighted average interest rate on other receivables (current and non-current) is 0%.

No receivables were written down.

Note	DKK '000	2006	2005	2004
11	**Prepayments**			

Prepayments mainly consist of prepaid expenses relating to insurance, subscriptions and service agreements.

Note	DKK '000	2006	2005	2004
12	**Marketable securities**			
	Cost at January 1	73,363	162,756	34,505
	Additions for the year	0	81,373	430,290
	Disposals for the year	(73,363)	(170,766)	(302,039)
	Cost at December 31	0	73,363	162,756
	Value adjustments at January 1	(1,905)	(3,660)	(29)
	Net value adjustments for the year	1,905	1,755	(3,631)
	Value adjustments at December 31	0	(1,905)	(3,660)
	Carrying amount at December 31	**0**	**71,458**	**159,096**

Investments are made pursuant to the company's investment policy. This has been changed so that investment can be made in Danish bonds and Danish government bonds as opposed to the previous policy which only allowed investments in Danish government bonds.

The marketable securities as of January 1, 2006 have been fully realized during 2006.

Maturities at December 31:

	2006	2005	2004
Less than 1 year	-	24,746	20,857
Between 1 and 5 years	-	0	-
More than 5 years	-	46,712	138,239
	-	**71,458**	**159,096**

NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	2006	GROUP 2005	2004

13 Share capital

The Company's share capital consists of 37,689,240 shares of a nominal value of DKK 10 each or multiples thereof. No shares carry any special rights.

The Annual General Meeting has authorized the Board of Directors to increase the share capital by one or more issues with up to 41,270,760 shares for a period ending December 31, 2007.

14 Conditional shareholders' equity

The conditional shareholders' equity of DKK 33 million pertains to a convertible debt instrument issued to Timmuno AS in connection with the acquisition of GemVax AS. The agreed milestone was not achieved and the convertible debt instrument has therefore lapsed as of September 30, 2006.

15 Deferred tax

	2006	2005	2004
Tax asset	200,138	149,523	123,868
Write-down to assessed value	(200,138)	(149,523)	(123,868)
Carrying amount	**0**	**0**	**0**

The potential tax asset has been stated at 28%, corresponding to the current tax rate.

The tax asset has not been capitalised, as it cannot, at present, be expected to be realised in future earnings.

Analysis of tax assets:

	2006	2005	2004
Intangible assets	1,038	1,360	1,006
Property, plant and equipment	4,486	9,311	9,245
Various provisions	0	0	243
Research and development costs capitalised for tax purposes	13,826	30,771	56,197
Tax losses	180,788	108,081	57,177
	200,138	**149,523**	**123,868**



NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	2006	GROUP 2005	2004
16	**Loan, Vækstfonden**			

The loan concerns the HER-2 project. The loan from Vækstfonden of DKK 4.5 million is secured on the project and related production equipment. The loan carries interest of 7.3% per annum.

Note	DKK '000	2006	2005	2004
17	**Finance lease commitments**			
	Minimum commitment under finance leases:			
	Total future lease payments:			
	Within 1 year	191	189	3,778
	Between 1 and 5 years	155	341	0
	Total	346	530	3,778
	The fair value of the commitment corresponds to the carrying amount.			
	Future finance charge, finance leases	(15)	(25)	(98)
	Net present value of finance leases	331	505	3,680
	Net present value of the commitments:			
	Within 1 year	180	175	3,680
	Between 1 and 5 years	151	330	0
	Total	331	505	3,680

The Company's finance leases relate to computer equipment. The lease includes an option to purchase the equipment at the end of the lease term. Where the option is expected to be exercised, the payment for exercising the option is part of the statement of total lease payments. The carrying amount at December 31, 2006 is equal in all material respects to the fair value.

18 Deferred income

Deferred income consists of payments received under a research agreement.

NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	GROUP 2006	2005	2004
19	**Contingencies and other financial obligations**			
	Leases			
	Total future lease payments:			
	Within 1 year	16,103	15,852	11,751
	Between 1 and 5 years	53,305	55,549	46,560
	After 5 years	17,389	28,522	39,208
		86,797	**99,923**	**97,519**

Security for loans

The loan from Vækstfonden, cf. note 16 above, is secured upon the project and related production equipment.

The loan mentioned in note 17 above is secured upon leased assets recognised under "Property, plant and equipment".

Government grants

In previous years, the Company has, under the item "Revenue" in the income statement, recognised a grant with a conditional charge from Industri- og Handelsstyrelsen. In accordance with the agreement, the Company is liable to repay the grant if, in future, the Company generates income from the research results eligible for the grant. At December 31, 2005, the contingency was DKK 3,175 thousand. Repayment, if any, is to take place as a percentage of future income. A 2.5% charge is to be paid on a sale of the product. In case of a sale of the aggregate research results, a 25% charge will become payable.

Legal proceedings

Pharmexa A/S has issued a claim against their landlord with the intention of getting a reduction in the rent to market level in respect of the tenancy of Kogle Alle 6, DK-2970 Hørsholm, Denmark. With a positive outcome in the case the Company would achieve a significant reduction in the rent through the next 4 years.

Note	DKK '000	2006	2005	2004
20	**Cash flow statement – adjustments**			
	Other financial income	(8,459)	(13,197)	(7,418)
	Other financial expenses	3,912	8,264	7,617
	share of net loss in Inoxell A/S	-	-	(160)
	Value of share-based payments	4,892	4,212	491
	Debt reduction, VækstFonden	-	-	(18,251)
	Amortisation/depreciation and write-downs of intangible assets and property, plant and equipment	13,790	17,003	7,373
	Gain and loss on the sale of non-current assets	70	(108)	(32)
		14,205	**16,174**	**(10,380)**



NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	GROUP 2006	2005	2004
21	**Cash flow statement – changes in working capital**			
	Change in receivables	(5,447)	(3,486)	1,401
	Change in other current liabilities	(2,166)	3,874	(1,540)
		(7,613)	**388**	**(139)**

22 Purchase of property, plant and equipment

The Group has not acquired assets through finance leases in 2006. In 2005, the Group purchased property, plant and equipment for a total cost of DKK 3,413 thousand, DKK 549 thousand of which was acquired through finance leases. A cash amount of DKK 2,864 thousand was paid on the purchase of property, plant and equipment.

Note	DKK '000	2006	2005	2004
23	**Fees to auditors appointed by the general meeting of shareholders**			
	Fees to Ernst & Young			
	Audit	318	238	150
	Non-audit services	372	791	567
	Fees to PricewaterhouseCoopers:			
	Audit	-	140	100
	Non-audit services	364	610	802

NOTES TO THE FINANCIAL STATEMENTS

Note	DKK '000	2006	GROUP 2005	2004
24	**Staff**			
	Wages and salaries	57,883	33,005	32,407
	Share-based remuneration	5,366	4,212	491
	Pensions	3,261	639	544
	Other social security costs	1,710	501	228
	Other staff costs	3,752	2,322	1,956
		71,972	**40,679**	**35,626**
	expensed as follows:			
	Research costs	21,638	17,229	11,766
	Development costs	33,972	12,162	14,405
	Administrative expenses	16,362	11,288	9,455
		71,972	**40,679**	**35,626**
	Hereof remuneration to the Executive Management and Board of Directors:			
	Executive Management	4,009	3,525	2,318
	Board of Directors	760	600	490
		4,769	**4,125**	**2,808**
	Analysis of remuneration to the Executive Management:			
	Salaries	2,225	2,127	1,877
	Bonus	150	248	300
	Pension	134	36	32
	Total pay	2,509	2,411	2,209
	Value of warrants granted	1,500	1,114	109
	Total remuneration	**4,009**	**3,525**	**2,318**
	Average number of employees	**104**	**63**	**60**
	Number of employees at year-end	**107**	**94**	**59**

See also notes 25 and 28.

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

25 Share-based payments

Warrants

Warrants are measured at fair value at the time of grant and are included in the income statement during the period until the exercise date. The exercise of these warrants is conditional upon whether the employee concerned is employed at the time of exercise or has been given notice of the Company. Warrants are not considered part of pay and cannot be characterized as bonus or performance pay.

Analysis of movements in warrants issued by the Company:

	Staff[1]	Executive Management	Board of Directors	Other	Total
January 1, 2004	333,550	58,000	31,550	55,260	478,360
Changes in status	-	(22,000)	(20,625)	42,625	-
Warrants granted during the year	387,210	112,790	0	0	500,000
Total number of warrants issued at December 31, 2004	**720,760**	**148,790**	**10,925**	**97,885**	**978,360**
January 1, 2005	720,760	148,790	10,925	97,885	978,360
Warrants granted during the year	1,285,000	410,000	0	0	1,695,000
Total number of warrants issued at December 31, 2005	**2,005,760**	**558,790**	**10,925**	**97,885**	**2,673,360**
January 1, 2006	2,005,760	558,790	10,925	97,885	2,673,360
Expired	(337,630)	(36,000)	(10,925)	(97,885)	(482,440)
Warrants granted during the year	695,000	200,000	0	0	895,000
Total number of warrants issued at December 31, 2006	**2,363,130**	**722,790**	**0**	**0**	**3,085,920**

[1] Including warrants issued to employee representatives on the Board of Directors.

Analysis of exercised and cancelled warrants:

	Staff	Executive Management	Board of Directors	Other	Total
Total number of warrants issued at December 31, 2006	2,363,130	722,790	-	-	3,085,920
Exercised in 2006	67,400	22,000	-	-	89,400
Cancelled in 2006	0	0	-	-	0
Expired in 2006	88,200	22,000	-	-	110,200
Total number of outstanding warrants at December 31, 2006	**2,207,530**	**678,790**	**-**	**-**	**2,886,320**

At the time of exercise of the warrants the average share-price was:

Exercised in the period June 1 to 7, 2006	23.9

Fair value of warrants granted during the year at the time of grant

	Staff	Executive Management	Board of Directors	Other	Total
2004	3,060,628	898,468	0	0	3,959,096
2005	8,948,475	3,535,200	0	0	12,483,675
2006	5,820,825	1,708,000	-	-	7,528,825

The values are recognized in the period up till the exercise date, affecting the net loss for the year as outlined in note 24.

NOTES TO THE FINANCIAL STATEMENTS

Note **DKK '000**

25 **Share-based payments (continued)**

The Company's total outstanding warrants at December 31, 2006:

	Subscription price	Outstanding warrants	Subscription date	Market value per warrant in DKK[4]	Market value in DKK in 2006[4]	Market value in DKK in 2005[5]
Employees	19	77,800	June 7, 2006	0	0	463,688
	19	77,800	Dec. 7, 2006	0	0	558,604
		155,600				
	19	77,800	June 7, 2007	1,78	138,484	634,070
	27	149,730	Dec. 7, 2007	1,14	170,692	871,429
	22,6	642,500	June 8, 2007	0,86	552,550	4,105,575
	22,6	642,500	June 6, 2008	2,81	1,805,425	5,255,650
	27,1	47,500	June 8, 2007	0,33	15,675	0
	27,1	47,500	June 6, 2008	1,91	90,725	0
	21	600,000	June 10, 2009	4,71	2,826,000	0
		2,207,530			5,599,551	11,889,016
Executive Management	19	22,000	June 7, 2006	0	0	131,120
	19	22,000	Dec. 7, 2006	0	0	157,960
		44,000				
	19	22,000	June 7, 2007	1,78	39,160	179,300
	27	46,790	Dec. 7, 2007	1,14	53,341	272,318
	22,6	205,000	June 8, 2007	0,86	176,300	1,309,950
	22,6	205,000	June 6, 2008	2,81	576,050	1,676,900
	21	200,000	June 10, 2009	4,71	942,000	0
		678,790			1,786,851	3,727,548
Total		**2,886,320**			**7,386,402**	**15,616,564**

At December 31, 2006, there are no outstanding, exercisable warrants.

(4) The market values of the warrants were made up at December 31, 2006 based on the Black-Scholes valuation model. The valuation was based on the assumption of no dividend per share and a volatility rate of 50% per annum, the risk-free interest was made up at 3.75% per annum, the expected duration is determined on the basis of the subscription date, and the share price at December 31, 2006 was 17.5 in Pharmexa.

(5) The market values of the warrants were made up at December 31, 2005 based on the Black-Scholes valuation model. The valuation was based on the assumption of no dividend per share and a volatility rate of 50% per annum, the risk-free interest was made up at 3.0% per annum, the expected duration is determined on the basis of the subscription date, and the share price at December 31, 2005 was 23.8 in Pharmexa.


Prospectus 2008 F-41

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

25 Share-based payments (continued)

Share-based payments settled with cash

Share-based payments settled with cash are measured at fair value at the balance sheet date and are included in the income statement during the period until the exercise date. The exercise of these are conditional upon whether the employee concerned is employed at the time of exercise. Share-based payments settled with cash are not considered part of pay and cannot be characterized as bonus or performance pay

Analysis of movements in share-based payments settled with cash issued by the Company:

	Staff	Executive Management	Board of Directors	Other	Total
January 1, 2006	0	-	-	-	0
Granted during the year	731,508				731,508
Expired	(23,459)	-	-	-	(23,459)
Total number of outstanding share-based payment settled with cash at December 31, 2006	708,049	-	-	-	708,049

The values are recognized in the period up till the exercise date, affecting the net loss for the year as outlined in note 24.

The Company's total outstanding share-based payment to be settled with cash at December 31, 2006:

	Subscription price	Outstanding share-based payment settled with cash	Exercise date	Market value per share-based payment settled with cash in DKK[5]	Market value in DKK in 2006 [6]	Market value in DKK in 2005
Employees	24.27	240,500	June 1, 2007	0.58	139,490	-
	24.27	240,500	June 2, 2008	2.47	594,035	-
	21	227,049	June 1, 2009	4.75	1,078,483	-
Total		**708,049**			**1,812,008**	-

(6) The market values of the warrants were made up at December 31, 2006 based on the Black-Scholes valuation model. The valuation was based on the assumption of no dividend per share and a volatility rate of 50% per annum, the risk-free interest was made up at 3.75% per annum, the expected duration is determined on the basis of the subscription date, and the share price at December 31, 2006 was 17.5 in Pharmexa.

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

26 Interest-rate and currency risks

Interest-rate risk:

Analysis of the Group's financial assets and liabilities:

	December 31, 2006	Cash flow	Terms
	DKK '000		
Cash and cash equivalents	25,685	Ordinary demand deposits	Realised effective interest rate, average 2.6%
Fixed-term deposits	139,569	Ordinary demand deposits	Realised effective interest rate, average 3.0%
Marketable securities	0	Investments in marketable securities are made in accordance with the Company's investment policy. All marketable securities were realized in 2006	The average effective yield was 1.9%. Note 12 shows the maturities for marketable securities.
Non-current borrowings:			
VækstFonden	9,385	Repayment has started in 2006	Interest rate of 7.3% per annum

Currency risk:

The Group does not hedge its currency exposure. Analysis of the Group's foreign currency balances at December 31, 2006:

Currency	Payment/expiry	Receivables	Payables
		DKK '000	DKK '000
USD	0-12 months	1,994	3,288
	Over 12 months	-	-
GBP	0-12 months	-	1,230
	Over 12 months	-	-
EUR	0-12 months	-	1,254
	Over 12 months	-	-
NOK	0-12 months	2,007	1,246
	Over 12 months	-	-
Other	0-12 months	-	4
	Over 12 months	-	-
		4,001	**7,022**

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

26 Interest-rate and currency risks (continued)

Interest-rate risk:

Analysis of the Group's financial assets and liabilities:

	December 31, 2005	Cash flow	Terms
	DKK '000		
Cash and cash equivalents	70,324	Ordinary demand deposits	Realised effective interest rate, average 2.6%
Fixed-term deposits	190,000	Ordinary demand deposits	Realised effective interest rate, average 2.2%
Marketable securities	71,458	Investments in marketable securities are made in accordance with the Company's investment policy. The policy was changed in 2004 so as to allow investments in Danish mortgage credit bonds and government bonds.	The average effective yield was 1.5%. Note 12 shows the maturities for marketable securities.
Non-current borrowings:			
VækstFonden	13,584	Repayment sets in if the project begins to generate income.	Interest rate of 7.3% per annum.

Currency risk:

The Group does not hedge its currency exposure. Analysis of the Group's foreign currency balances at December 31, 2005:

Currency	Payment/expiry	Receivables	Payables
		DKK '000	DKK '000
USD	0-12 months	-	564
	Over 12 months	2,983	-
GBP	0-12 months	-	1,499
	Over 12 months	-	-
EUR	0-12 months	-	2,755
	Over 12 months	-	-
SEK	0-12 months		27
	Over 12 months	-	-
NOK	0-12 months	1,946	1,154
	Over 12 months	-	-
Other	0-12 months	-	17
	Over 12 months	-	-
		4,929	**6,016**

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

27 Information about related parties and related party transactions

Group

The Group has no related parties with a controlling interest.

The Group has identified related parties with significant influence to comprise all group enterprises, the members of the parent company's Board of Directors, the members of the Group's Executive Management and executive officers and these persons' relatives. Related parties further include companies in which said persons have a significant interest.

A member of the Board of Directors in Pharmexa has carried out assignments in addition to duty as a member of the Board and a fee of DKK 50 thousand has been paid (2005: DKK 0 thousand). Besides this and the payment of usual remuneration, including warrants, as outlined in notes 24 and 25, no transactions were conducted in the year with members of the Board of Directors and Executive Management or with executive officers, significant shareholders or other related parties

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

28 Board of Directors and Executive Management as of December 31, 2006

The members of the Company's Board of Directors and Executive Management own the following shareholdings and warrants in Pharmexa A/S and hold the following executive offices in other companies apart from wholly owned subsidiaries:

	No. of shares owned	Warrants	Executive offices held in other companies
Board of Directors			
Karl Olof Borg, chairman Board member since 2001	8,000		Eurocine AB, (CM), 7TM Pharma A/S, (BM), Bioinvent International AB, (BM), Medicon A/S, (BM), Galenica AB (BM), Alligator AB (BM).
Jørgen Buus Lassen Board member since 1997	20,000		NeuroSearch A/S, (M+BM), NS Gene A/S, (CM), Gudme Raaschou Health Care Invest A/S, (CM), Gudme Raaschou Invest A/S, (BM), NicOx S.A., (BM), Effector Communications A/S,
Arne J. Gillin Board member since 1997	1,200		Diamant Holding A/S (L, BM), Dimant ApS (L, BM), Proxima International ApS, (M), Genesto A/S (BM), Innovision A/S, (BM), Rovsing Dynamics A/S, (BM).
Alf A. Lindberg Board member since 2005			Medivir AB, (BM), Catella Health Care, (BM), Proteome Sciences Ltd., (BM), Avant Immuno-therapeutics, (BM).
Michel L. Pettigrew Board member since 2006			Ferring Group, (M)
Finn Stausholm Nielsen* Board member since 2003		20,040	
Henrik Buch* Board member since 2000	800	9,270	
Executive Management			
Jakob Schmidt, CEO	31,579	522,790	Curalogic A/S, (CM), GemVax A/S, (CM), Pharmexa Inc. (CM).

(CM) = Chairman

(BM) = Board member

(M) = Management

*) Employee representative

153

NOTES TO THE FINANCIAL STATEMENTS

Note **DKK '000**

28 **Board of Directors and Executive Management as of December 31, 2005**

The members of the Company's Board of Directors and Executive Management own the following shareholdings and warrants in Pharmexa A/S and hold the following executive offices in other companies apart from wholly owned subsidiaries:

	No. of shares owned	Warrants	Executive offices held in other companies
Board of Directors			
Karl Olof Borg, chairman Board member since 2001	8,000		Eurocine AB, (CM), 7TM Pharma A/S, (BM), Bioinvent International AB, (BM), Medicon A/S, (BM), Galenica AB, (BM), Alligator AB, (BM)
Jørgen Buus Lassen Board member since 1997	20,000		NeuroSearch A/S, (M+BM), NS Gene A/S, (CM), Gudme Raaschou Health Care Invest A/S, (CM), Bavarian Nordic Research Institute A/S, (BM), NicOx S.A., (BM).
Arne J. Gillin Board member since 1997	1,200		Diamant Holding A/S (M, BM), Dimant ApS (L, BM), Proxima International ApS, (M), Genesto A/S (BM), Innovision A/S, (BM), Rovsing Dynamics A/S, (BM).
Alf A. Lindberg Board member since 2005			Medivir AB, (BM), Catella Health Care, (BM), Proteome Sciences Ltd., (BM), Avant Immuno-therapeutics, (BM).
Steen Klysner* Board member since 2003		47,600	
Finn Stausholm Nielsen* Board member since 2003		20,040	
Henrik Buch* Board member since 2000	800	9,270	
Executive Management			
Jakob Schmidt, CEO	31,579	522,790	Gudme Raaschou Vision A/S, (CM), GemVax A/S, (CM), Pharmexa Inc., (CM)

(CM) = Chairman

(BM) = Board member

(M) = Management

*) Employee representative

NOTES TO THE FINANCIAL STATEMENTS

Note DKK '000

29 Winding up of Inoxell A/S

Pharmexa resolved in 2004 to wind up its subsidiary Inoxell A/S. The company was dissolved by solvent liquidation in 2004. The proceeds were DKK 1,343 thousand, which was DKK 160 thousand more than expected, and the amount is included in other operating income.

30 Loan from VækstFonden

In 2004, Vækstfonden wrote down a loan of DKK 21,000 to DKK 8,563 thousand. The write-down of the loan in 2004, including interest, totalled DKK 18,251 thousand The remainder of the loan, relating to the HER-2 project, was continued on unchanged terms. The loan carries interest at 7.3% per annum.

INCORPORATION BY REFERENCE

The annual reports of Pharmexa A/S for the years ended December 31, 2004, 2005 and 2006 and the interim report for the nine months ended September 30, 2007 include Statements by the Board of Directors and the Executive Management on the Reports and Directors' and Management's Reports which are incorporated in this Prospectus by reference, as set out below. The Management's Reports only apply as of the date of publication and have since been updated and in some cases made superfluous by the information in this Prospectus, especially with regard to the information in *"Management's Review of Operations and Financial Statements"* and *"Liquidity and Capital Resources"*.

INFORMATION ELEMENT	REFERENCE
Interim Report for the Nine Months Ended September 30, 2007	The Company's interim report announcement for the nine months ended September 30, 2007 is available at www.pharmexa.com.
Directors' and Management's Report for 2006	The Company's annual report for 2006, page 23, available at www.pharmexa.com.
Directors' and Management's Report for 2005	The Company's annual report for 2005, page 29, available at www.pharmexa.com.
Directors' and Management's Report for 2004	The Company's annual report for 2004, page 27, available at www.pharmexa.com.
Directors' and Management's Report for Q3 2007	The Company's interim report announcement for the nine months ended September 30, 2007, available at www.pharmexa.com.
Statement by the Board of Directors and the Executive Management on the Annual Report 2006	The Company's annual report for 2006, page 60, available at www.pharmexa.com.
Statement by the Board of Directors and the Executive Management on the Annual Report 2005	The Company's annual report for 2005, page 60, available at www.pharmexa.com.
Statement by the Board of Directors and the Executive Management on the Annual Report 2004	The Company's annual report for 2004, page 56, available at www.pharmexa.com.
Auditors' Report for 2006	The Company's annual report for 2006, page 62, available at www.pharmexa.com.
Auditors' Report for 2005	The Company's annual report for 2005, page 62, available at www.pharmexa.com.
Auditors' Report for 2004	The Company's annual report for 2004, page 58, available at www.pharmexa.com.

Pharmexa A/S
Kogle Allé 6
DK-2970 Horsholm
Denmark

Tel.: +45 4516 2525
Fax: +45 4516 2500
www.pharmexa.com



Pharmexa

157

ANNUAL REPORT 2004



Pharmexa
Pharmaccines for life

158

CONTENTS

159



LETTER FROM THE CEO

Dear Shareholder,

In last year's annual report, I predicted that 2004 would be a year of progress on all fronts. Now, that prophecy has proven correct. The year 2004 was a very good year for Pharmexa. Our company's market capitalization increased five fold, from DKK 90 million (measured by the adjusted share price at the Copenhagen Stock Exchange 1.1. 2004) to DKK 460 million by the end of the year. In May 2004, we completed a rights issue, which gave our existing shareholders pre-emptive rights to subscribe for three new shares at DKK 17 per share for each Pharmexa share held. By the end of the year, the many new and existing shareholders subscribing for shares in the rights issue had been rewarded with a 65% appreciation of the share price. That made Pharmexa's rights issue the most successful biotech issue in Europe in 2004. The rights issue was oversubscribed and through it, we raised proceeds of about DKK 200 million. Added to our current flow of income, this amount will finance our operations up to and including the third quarter 2006, when our breast cancer vaccine may reach proof of concept in patients.

There are several reasons for our strong performance in 2004. At the start of the year, we published positive Phase I results in our breast cancer vaccine, and in the autumn we announced that we had received authorisation to commence Phase II trials in Poland and Hungary. All the while, our other programmes recorded satisfactory progress; we had promising results in our Alzheimer's project with H. Lundbeck and made good progress in the TNFα and RANKL programmes. When all is said and done, it is this kind of progress in our project portfolio that drives the Pharmexa business.

We are experiencing more and more interest in Pharmexa and our programmes from the major pharmaceutical and biotech companies, and there is a generally growing understanding of the potential of active immunotherapy, including from investor circles. We expect, as do others in the industry, that when the initial active immunotherapy products are launched over the next couple of years, they will attract more attention for this field from the major pharmaceutical players.

Until that happens, we will seek to build the most attractive position possible for Pharmexa within immunotherapy, so that we can capitalise on these expected market developments. To this end, we continue to work to identify and patent new promising applications for the AutoVac™ technology. For this precise purpose, we launched two new cancer projects in 2004, and we have two new inflammatory disease projects on the cards for 2005 (one has already been launched and we expect the other to begin soon). At a fairly moderate investment required, these new projects already form the basis of a number of partnership discussions, and furthermore this is one of the ways we create valuable future business opportunities and, not least, patent positions.

We are also considering inlicensing or acquiring other technologies and products that may complement our AutoVac™ core technology, the first example being the Vectron Therapeutics AG patent portfolio taken over in late 2004. Among other things, the Vectron patents have interesting potential applications within immunotherapy. Biotech is still experiencing difficult markets in Europe, and 2005 will undoubtedly produce other opportunities for making such attractive acquisitions. We will remain focused on cancer and inflammatory disease immunotherapy, and our top priorities will still be to show proof of concept in patients through the AutoVac™ technology and to conclude new partnership agreements. As one of the few listed companies operating in immunotherapy, we are well positioned to capitalise on current market conditions. For that reason, not least, 2005 will be yet another exciting year with a plethora of news, opportunities and challenges.

On the accounts side, the numbers for 2004 reveal that our many cost-cutting initiatives are having an effect, and in 2004, we operated at a lower level of costs than before. Combined with the capital injection of about DKK 200 million, this means that Pharmexa's financial position improved considerably in 2004. Most likely, that also contributed to our strong share price performance in 2004.

In 2004, we continued our Investor Relations efforts of increasing the awareness of Pharmexa, especially among Danish private investors, so as to encourage trading in our company's shares. This work has been rewarded and we have seen a substantial increase in the number of shareholders to more than 8,500 today. In 2004, we welcomed almost 4,000 new registered shareholders. The strong influx, especially of private shareholders, has triggered a similar surge in trading in Pharmexa shares on the Copenhagen Stock Exchange for the benefit of all shareholders.

At the same time, our foreign investor base expanded strongly following the rights issue in May 2004. Together with our many Danish institutional investors, these highly specialised European biotech funds constitute the bedrock of Pharmexa's shareholder structure.

The year 2004 was one that in every way possible ended better than it started. I would like to thank our employees for their persistence and enthusiasm and our many long-standing as well as new shareholders for their continued support and attention.

Jakob Schmidt
Chief Executive Officer

COMPANY OBJECTIVE AND CORE ACTIVITY

Pharmexa is a Danish biotechnology company focused on the development of new immunotherapeutic drugs for the treatment of cancer and inflammatory diseases. We have developed a technology platform based on active immunotherapy, as well as a promising pipeline of drug candidates from early research to clinical trials in patients. We believe that our AutoVac™ technology platform is competitive with other comparable immunotherapeutics in terms of efficacy, safety, patient convenience and manufacturing costs.

In developing the first AutoVac™ vaccines, we have followed a risk-balanced strategy of addressing already validated drug targets such as the cancer protein HER-2, the bone protein RANKL and the inflammation protein TNFα. We expect that the combination of a competitive technology addressing validated targets can propel Pharmexa to a leading position in the immunotherapy segment. Based on recent years' promising clinical results from a number of Phase I/II studies, including the HER-2 DNA -, the HER-2 Protein - and the TNFα AutoVac™ projects and the extensive experience we have gained concerning the development of treatment vaccines, it has been a natural step for us to select less validated targets in the new generation of AutoVac™ projects, as this optimises the risk diversification in our project portfolio. We recently initiated three early-stage projects in cancer and inflammatory disease; on the back of comprehensive preliminary studies, we have selected new promising targets that will allow us and any future collaborative partners the opportunity to be the first to market highly innovative, new immunotherapeutic drugs. We continuously seek to optimise the risk/return profile of our project portfolio, and these considerations are reflected both in our organic and non-organic operations, as described below.

We have achieved promising results in our own product development programmes and have established proof of concept in 14 different recognised animal models. Our work has been published in the world's leading scientific journals. Moreover, the technology platform has been commercially validated through collaboration agreements with H. Lundbeck, Schering-Plough and Bavarian Nordic. We have been engaged in active immunotherapy since the early 1990s, and this early start has provided us with a solid patent position, a broad knowledge base and access to some of the most validated targets for immunotherapy available today.

We have not only established the necessary knowledgebase but have also created an organisation and an infrastructure around the AutoVac™ technology that has made Pharmexa a highly effective organisation for the discovery and development of protein-based drugs. This is illustrated by our pipeline of products at all stages from research through clinical Phase II. We have also strengthened our competencies by recruiting employees with experience in conducting late-stage clinical studies and registration. Our core competencies include the development of protein-based drugs for cancer and inflammatory diseases. Hence, we are capable of identifying, optimising and developing multiple products through the entire pharmaceutical research and development process, involving a structured target selection and validation process through pre-clinical research and proof of concept in animal models to the clinical development phase and through to advanced clinical trials. Furthermore, we have developed a number of key management tools and documents that enable easy transfer of our projects to collaborative partners.

These competencies are all attributable to our very experienced organisation, comprising 63 employees today, of which approximately 80% work in research and development. A professional financial, administrative, legal and information technology infrastructure has been put in place to support the R&D organisation. Pharmexa currently occupies approximately 4,500 square metres of newly established and highly functional laboratories and offices. The premises are located centrally in the heart of the Danish Medicon Valley, close to four major universities and Copenhagen Airport.



The company
Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Telephone: +45 4516 2525
Telefax: +45 4516 2500
E-mail address: info@pharmexa.com
Website: www.pharmexa.com

Company reg. (CVR) No. 14 53 83 72
Financial year: January 1 – December 31
Municipality of registered office: Birkerød

Board of Directors
Karl Olof Borg, chairman
Jørgen Buus Lassen
Arne J. Gillin
Henrik Buch
Steen Klysner
Finn Stausholm Nielsen

Executive Management
Jakob Schmidt

Auditors
Ernst & Young, Statsautoriseret Revisionsaktieselskab
PricewaterhouseCoopers,
Statsautoriseret Revisionsinteressentskab

Annual general meeting
The annual general meeting will be held on April 25, 2005,
at 3.30 p.m. at Pharmexa A/S, Kogle Allé 6, DK-2970 Hørsholm.

162

DIRECTORS' AND MANAGEMENT'S REPORT



Pharmexa's management group:

Hans Henrik Chrois Christensen (39)
Senior Vice President,
Legal Affairs and
Chief Financial Officer

Iben Dalum (38)
Senior Vice President,
R&D Laboratories and
Chief Scientific Officer

Jakob Schmidt (38)
Chief Executive Officer

Dana Leach (51)
Senior Vice President,
Business Development and
Chief Operating Officer

Torsten Skov (50)
Senior Vice President,
Drug Development and
Chief Development Officer

This is an English translation og the company's Annual Report 2004 made in Danish. In case of any discrepancies between the Danish version and this English translation thereof, the Danish version shall prevail.

163

HIGHLIGHTS OF 2004

As forecast in the prospectus from May 2004, Pharmexa in 2004 started a Phase II study of the HER-2 Protein AutoVac™ vaccine for the treatment of breast cancer. This is the first time ever, that we bring an AutoVac™ vaccine into Phase II. Below is a brief description of other important events in 2004:

- Pharmexa presents promising data from a Phase I study in the USA of the HER-2 Protein AutoVac™ breast cancer vaccine.
- Jakob Schmidt is appointed Chief Executive Officer of Pharmexa in February 2004.
- Pharmexa raises DKK 209 million in a fully subscribed rights issue in May. This secured necessary capital to complete the first Phase II study of the HER-2 Protein AutoVac™ breast cancer vaccine and other activities.
- Pharmexa introduces in the interim report for the first 6 months a new partnering model based on the requirements of potential licence partners.
- In the second half of the year, Pharmexa received the required regulatory approvals for the Phase II study of the HER-2 Protein AutoVac™ breast cancer vaccine, and doctors in Poland and Hungary began enrolling and vaccinating about 50 breast cancer patients.
- During the year, patents were granted to Pharmexa for both DNA AutoVac™ in Europe and RANKL AutoVac™ in the USA.
- At the end of the year, Pharmexa acquires a patent portfolio from Vectron Therapeutics AG, which is being wound up.
- Pharmexa starts up two new cancer projects and a new project within inflammation.

After the end of the financial year

- In January 2005, Pharmexa and Epimmune extend their non-exclusive licence agreement of June 1, 2001 regarding the PADRE® epitope to cover additional named and unnamed target antigens.
- In January 2005, Pharmexa inlicenses the Antigenics QS-21 adjuvant for application in the HER-2 Protein AutoVac™ vaccine, which is currently being tested in Phase II studies in patients with metastatic breast cancer.
- The first patient begins treatment with HER-2 Protein AutoVac™ in Pharmexa's Phase II trials in January 2005. This event triggered the start of GlaxoSmithKline's option period.
- In January 2005, Pharmexa appoints Torsten Skov, MD and PhD, as Senior Vice President of Drug Development.
- Pharmexa files application to start the second Phase II study in Poland and Hungary, in which the vaccine is formulated with a stronger adjuvant (an adjuvant is an immunostimulatory substance contained in all vaccines).
- Pharmexa and BN ImmunoTherapeutics Inc. (a subsidiary of Bavarian Nordic) enter into a non-exclusive licence agreement on the use of the HER-2 DNA AutoVac™ technology. The agreement involves milestone and royalty payments to Pharmexa if the product is successful.



THE ACQUISITION OF THE VECTRON PATENTS

The technologies from Vectron Therapeutics AG include new targeted liposome-based delivery systems for vaccines and diagnostics as well as antibody-like proteins, known as "diabodies". The patent rights consist of both filed and granted patents. Liposomes are a well-known and efficient delivery method that can be applied to both Protein Autovac™ and DNA AutoVac™ vaccines. Diabodies are small antibody-like fragments with many potential applications including passive immunotherapy. The acquired patent platform is expected to complement our immunotherapy platform in a number of interesting ways in the medium and long term.

165

STRATEGY AND PROSPECTS

Our vision is to become the world's leading biotechnology company in the field of active immunotherapy. We expect active immunotherapy to become a future growth area, and our strategy aims at attaining the optimum position in this field over the next two years. We aim to obtain this position through organic as well as non-organic business growth.

Our **organic** activities are aimed at strengthening and extending our AutoVac™ patent position and, through further developing or inlicensing of toolbox technologies, at reducing the time taken and costs associated with the development of new AutoVac™ programmes. The commencement of two new cancer projects at the end of 2004 and two new inflammation projects in 2005 (one of which has already been initiated, and another which is expected to commence during 2005), requiring a limited initial investment, are expected to provide us with valuable future patent positions. Our ongoing Phase II trials with the HER-2 Protein AutoVac™ breast cancer vaccine are expected to lead to clinical proof of concept in 2006, and coupled with results of our other projects, this will validate the AutoVac™ platform in patients.

We pursue a partnership strategy for our AutoVac™ portfolio, under which selected projects are moved forward to advanced clinical studies with a view to optimising the return on the projects. This strategy currently applies to the HER-2 Protein AutoVac™ programme. We believe this strategy creates the greatest value to the company and its shareholders. We will look for collaborative partners for other projects at an earlier stage, including for our TNFα and RANKL projects, to further validate our technologies, reduce costs and generate income. We will also look for collaborative partners very early in the research phase, both in cancer and inflammatory disease, and also for disease areas in which we have no special competencies, in order to ensure a broad application of our technology platform.

Our **non-organic** activities are aimed at optimising returns on the comprehensive assets we have compiled in Pharmexa, including process know-how, clinical experience and physical infrastructure within the development of immunotherapeutic drugs, and at creating a more suitable risk profile in our project portfolio. We believe that we would be able to obtain synergies and establish a better cost/activity balance in connection with the inlicensing or acquisition of additional clinical development projects in cancer and inflammatory diseases, always provided that this must not significantly reduce our opportunities to reach our AutoVac™ milestones. By strengthening our clinical project portfolio, we would increase the likelihood of Pharmexa getting products to market, while also diversifying the risk in our product portfolio and improving our news flow.

We further believe that the current biotech market lends support to this strategy. Triggered by consistently difficult capital markets, many biotechnology companies, listed as well as unlisted, are considering merging, divesting, or outlicensing products to secure progress in their project portfolios. Therefore, we expect the coming years to provide us with a good opportunity to further strengthen Pharmexa's patent and project portfolio on attractive terms and conditions. We are in a favourable position to take advantage of these opportunities, but our possibilities for signing attractive agreements will hinge on our capital resources, our ability to respond quickly as well as other factors. Our acquisition of the patent portfolio from the German biotechnology company Vectron Therapeutics AG in December 2004 on very favourable terms and conditions is a good example of this strategy.

Active immunotherapy has many advantages:

- *Effective*
- *Safe*
- *convenient for the patient*
- *Improved health economy*





FINANCIAL HIGHLIGHTS AND KEY RATIOS

(DKK'000 except key ratios)	2004	2003[2]	2002[2]	2001[2]	2000
FINANCIAL HIGHLIGHTS					
Income statement					
Net revenues	21,344	20,100	30,061	19,913	13,101
Research costs	27,468	33,815	91,706	76,419	50,546
Development costs	52,899	78,080	66,763	26,169	9,611
Administrative expenses	21,229	18,325	20,434	19,193	7,335
Operating profit/(loss)	-80,252	-110,120	-148,842	-101,868	-54,391
Other operating items	18,443	-10,664	-57	-177	0
Net financials	-199	684	7,909	14,890	14,429
Net income/(loss)	-62,008	-109,200	-137,870	-86,192	-40,670
Balance sheet					
Marketable securities and cash and cash equivalents	167,497	50,448	174,824	309,313	390,036
Total assets	194,369	84,761	220,455	350,393	413,385
Share capital	163,999	40,999	40,999	40,962	40,950
Equity	168,756	35,494	144,694	282,264	368,442
Cash flows					
Cash flow used for operating activities	-62,319	-121,776	-125,989	-78,316	-20,644
Cash flow used for investing activities[1]	-131,313	102,773	-156,286	-17,403	5,143
-hereof involving net trading in securities	-130,675	101,435	-136,063	-	-
-hereof invested in property, plant and equipment and intangible assets, net	-1,981	1,338	-20,223	-17,403	-6,726
Cash flow from financing activities	187,354	-3,666	11,603	14,996	380,762
Change in cash and cash equivalents	-6,278	-22,669	-270,672	-80,723	365,261
KEY RATIOS					
Current EPS (of DKK 10 nominal value)	-5,3	-26,6	-33,7	-21,0	-11,9
Average number of shares	11,715,833	4,099,980	4,098,644	4,095,813	3,428,213
Number of shares at year-end	16,399,920	4,099,980	4,099,980	4,096,230	4,094,980
Net asset value per share (of DKK 10 nominal value)	10,3	8,7	35,3	68,9	89,9
Share price, year-end	28	31	41	109	203
Price/net asset value	2,72	3,56	1,16	1,58	2,26
Assets/equity	1,15	2,39	1,52	1,24	1,12
Number of employees (full time equivalents), year-end	59	65	149	130	91
Number of employees full time equivalents), average	60	106	143	120	65

1) From 2002, the cash flow from investing activities includes trading in marketable securities in connection with a change in the company's portfolio management.

2) For the 2001-2003 financial years, financial highlights and key ratios are consolidated figures for Pharmexa A/S and the former Inoxell A/S.

The key ratios have been calculated in accordance with "Recommendations and Ratios 2005" issued in December 2004 by the Danish Society of Investment Professionals. For definition, see "Accounting policies".

SUMMARY COMMENTS ON THE FINANCIAL STATEMENTS

The subsidiary Inoxell has been dormant since March 2003 and was dissolved by solvent liquidation in September 2004, for which reason the 2004 Annual Report, unlike last year, does not include consolidated financial statements.

Pharmexa's net revenue amounted to DKK 21.3 million in 2004 compared with DKK 20.1 million in 2003, equivalent to a 6% increase. Revenue in 2004 consisted primarily of research funding provided under the collaborative agreement with H. Lundbeck.

Research costs were DKK 27.5 million in 2004, a 5% decrease from DKK 29.0 million in 2003 (and a 19% decrease from the 2003 consolidated research costs of DKK 33.8 million). The decline was due to organisational changes in 2003, which resulted in research-staff lay-offs and the transfer of parts of the remaining research staff to the development department. In addition, research costs were impacted by DKK 1.0 million of costs related to warrants granted which were expensed in 2004.

Pharmexa's development costs amounted to DKK 52.9 million in 2004 compared with DKK 78.1 million in 2003, equivalent to a 32% decrease. While strengthening the focus on development activities in 2004, Pharmexa achieved a net reduction of development costs attributable to the organisational changes in 2003. In addition, development costs were impacted by DKK 1.3 million of costs related to warrants granted which were expensed in 2004.

The administrative expenses of Pharmexa were DKK 21.2 million in 2004, an 18% increase from DKK 17.9 million in 2003 (and a 16% increase from the 2003 consolidated administrative expenses of DKK 18.3 million). The administrative expenses were impacted by DKK 1.7 million of costs related to warrants granted which were expensed in 2004. The costs of Investor Relations activities rose due to the greater level of activity, a large increase in the number of shareholders and increased trading in Pharmexa shares. Finally, a greater part of Pharmexa's overheads, including rent, are attributed to administration due to the 2003 reduction in the employee head count (mainly in R&D).

Other operating items were a net income of DKK 18.4 million in 2004 against a net expense of DKK 1.6 million in 2003 (and DKK 2.4 million for the Group in 2003). This was primarily the result of VækstFonden writing down the principal of a loan taken out by Pharmexa in 1997 from DKK 21 million to DKK 9 million. The write-down of the principal with interest was recognised under other operating income. The remainder of the loan, which concerns the development of a HER-2 vaccine, will continue on unchanged conditions, however, without the right to write down the principal. The solvent liquidation of Inoxell was completed in the third quarter of 2004, in which connection DKK 0.2 million was recognized under other operating income due to greater-than-expected proceeds.

Financial items were a net expense of DKK 0.2 million in 2004 against a net income of DKK 0.6 million in 2003 in Pharmexa (and DKK 0.7 million for the Group in 2003). Pharmexa recorded interest income and capital gains of DKK 7.4 million, primarily from marketable securities and cash and cash equivalents. The company's marketable securities and cash and cash equivalents totalled DKK 167.5 million against DKK 49.1 million in 2003 (DKK 50.4 million for the Group). During the year, the company changed the agreement with HSH Nordbank to the effect that its cash funds are invested in a portfolio of Danish government and mortgage bonds, whereas the funds were previously invested in Danish government bonds only. Financial expenses were DKK 7.6 million in 2004 compared with DKK 5.6 million in 2003. Financial expenses consisted primarily of interest on Pharmexa's DKK 0.9 million loan with the VækstFonden and negative value adjustments of securities totalling DKK 6.0 million, of which DKK 3.7 million was unrealised at December 31, 2004.

In 2004, Pharmexa employed on average 60 persons compared with 94 in 2003 (106 in the Group). At the end of 2004, the company had 59 employees compared with 65 at the end of 2003.

Pharmexa recorded a net loss of DKK 62.0 million in 2004 compared with DKK 109.2 million in 2003, which was slightly better than expected. The loss was DKK 80.3 million before recognition of the write-down by VækstFonden of the principal including interest and before financials, compared with a forecast of DKK 85 million made in the interim report for the first nine months of 2004.

The total research, development and administrative costs amounted to DKK 101.6 million compared to the expected DKK 105 million.

IMMUNOTHERAPY AND THERAPEUTIC VACCINES

Immunotherapy aims to induce the body's own immune system to fight diseases – including diseases against which the immune system does not usually respond effectively, such as cancer and inflammatory diseases.

Immunotherapy aims to augment or induce a therapeutic response towards a disease after onset by exploiting natural mechanisms of the human immune system. Immunotherapy can be performed as either passive or active immunotherapy.

Passive immunotherapy is performed by administering artificially produced monoclonal antibodies that resemble the patient's own antibodies had they been produced naturally by the patient's own immune system. Thus, monoclonal antibodies do not aim to elicit a response from the patient's own immune system against the disease. The large success of monoclonal antibodies marketed within the past nearly 10 years has clearly demonstrated the commercial potential and market acceptance of immunotherapy. Today, more than 15 therapeutic monoclonal antibodies are on the market generating total revenues of more than USD 4.5 billion in 2003, and more than 100 monoclonal antibodies are currently in clinical development (source: PharmaVentures).

Active immunotherapy, also referred to as therapeutic vaccines, aim to augment or induce a therapeutic response by the patient's own immune system against pathogenic agents. Of the more than 50 cancer vaccines currently in development, about two-thirds are aimed at inducing a cytotoxic T-cell ("CTL" or "killer cell") response, while others are aimed at generating an antibody-based response.

In recent years, we have decided to focus our project portfolio on the AutoVac™ Protein technology, which raises a natural, antibody-based immune response in patients. The reason is that antibody-based vaccines may provide us with a more favourable position, offering a more effective, safer and cheaper alternative to monoclonal antibodies and passive immunotherapy. This decision distinguishes Pharmexa from most other companies currently involved in active immunotherapy.



Today, therapeutic vaccines are in development for many major diseases, including cancer, rheumatoid arthritis, osteoporosis, diabetes, obesity and Alzheimer's disease.

One of the most important advantages of active immunotherapy is that the amount of drug needed for treatment is significantly lower than with monoclonal antibodies. At Pharmexa, we expect that up to 1000-times less drug is needed per treatment if we use our breast cancer vaccine as an example.

Most importantly however, the patients own antibodies are assumed to be more effective than artificial antibodies given intravenously.

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PHARMEXA'S PIPELINE

Over the past five years, we have built a product pipeline in a range of therapeutic fields. This has been done in collaboration with partners and in-house with a number of proprietary programmes.

Pharmexa has built a broad project portfolio. In the following, we briefly describe our projects. The most advanced projects are described in greater detail. Projects conducted with partners are often subject to restrictions regarding external communication, and therefore fewer details are provided about these projects both in this Annual report and in our ordinary communication with the stock market.

HER-2 Protein AutoVac™ against breast cancer
Human Epidermal Growth Factor Receptor 2 (HER-2) is a validated cancer target. HER-2 over-expression plays a pivotal role in the formation of tumours and metastases. 20-30% of women diagnosed with breast cancer over-express the HER-2 protein on tumour cells, and this over-expression is generally associated with a more aggressive disease course and poorer prognosis compared to HER-2 negative patients. HER-2 is also present in several other cancer types. A HER-2-targeting monoclonal antibody-based therapy, Herceptin, has been approved by the authorities in the United States and Europe for the treatment of breast cancer.

Pharmexa is developing the HER-2 Protein AutoVac™ vaccine for the treatment of metastatic breast cancer. Following the announcement of positive Phase I trials in January 2004, we have now initiated the first Phase II trial with the HER-2 Protein AutoVac™ breast cancer vaccine formulated in Alhydrogel adjuvant (an adjuvant is an immunostimulatory substance contained in all vaccines). Enrolling up to 50 breast cancer patients, the trial is expected to be completed by mid-2006. The trial will be performed in Poland and Hungary.

We recently filed an application to start a second Phase II trial, in which the vaccine is mixed with a stronger adjuvant, QS-21. As for the trial above, this trial is scheduled to

Pharmexa's R&D portfolio

Name	Target	Indication	Marketing rights	STATUS Research	Pre-clinical	Phase I	Phase II	Phase III
In-house research and development programmes								
PX 104.1	HER-2 Protein	Breast cancer	Pharmexa[1]				Phase II	
PX 107	RANKL	Bone disorder	Pharmexa	Research				
PX 101	TNFα	Inflammation	Pharmexa		Pre-clinical development			
PX 112	Undisclosed	Cancer	Pharmexa	Research[2]				
PX 113	Undisclosed	Cancer	Pharmexa	Research[2]				
PX 114	Undisclosed	Inflammation	Pharmexa	Research[2]				
Partnered research programmes								
PX 103.2	HER-2 MVA	Brest cancer	Bavarian Nordic		Pre-clinical development			
PX 106	Undisclosed	Alzheimer's disease	H. Lundbeck		Pre-clinical development			
	Undisclosed	Animal health	Schering-Plough	Research				

1) Until the end of April 2005, GlaxoSmithKline has an option on this programme. If GlaxoSmithKline elects to exercise its option, GlaxoSmithKline and Pharmexa will have six months to negotiate a licence agreement. In the event that the parties fail to negotiate a licence within these six months, then Pharmexa may not, within six months of the cessation of negotiations, grant a similar licence to any third party on terms more favourable than those offered to GlaxoSmithKline.

2) Described below in "New projects".

take place in Poland and Hungary and will enrol up to 50 breast cancer patients. We expect this Phase II trial to be completed before the end of 2006. The purpose of conducting two parallel Phase II trials is to generate as much information as possible on the relationship between vaccine dose, adjuvant and immune response. In this way, we increase the likelihood of demonstrating clinical effect in the Phase II study, while also increasing the value of the programme in relation to future licence partners.

HER-2 MVA AutoVac™ against breast cancer

Pharmexa has developed a HER-2 DNA AutoVac™ vaccine for the treatment of breast cancer in which the immune system is stimulated to induce killer cells ("CTLs") against the cancer cells. In December 2002, Pharmexa successfully completed a Phase I/II clinical trial involving 27 patients, and subsequently received approval to conduct a Phase II clinical trial in Denmark and the UK. However, this trial was postponed for priority reasons. The decision was also spurred by our decision to focus our project portfolio on the AutoVac™ Protein technology, in which antibody-based vaccines may provide us with a more favourable position, offering a more effective, safer and cheaper alternative to monoclonal antibodies and passive immunotherapy. However, AutoVac™ DNA is still a valuable platform, alone or in combination with other technologies, such as Bavarian Nordics MVA-BN vector technology.

Under our new non-exclusive agreement with BN ImmunoTherapeutics (a subsidiary of Bavarian Nordic), this company will develop a new therapeutic vaccine for the treatment of breast cancer combining the technologies of the two companies. The MVA-BN vector will transport the HER-2 DNA AutoVac™ molecule into the immune cells, which subsequently initiate both a cell-based and an antibody-based attack on the cancer cells that over-express the HER-2 receptor. Bavarian Nordic has previously demonstrated that the MVA-BN vector induces an immune response when used in cancer treatment. However, the inclusion of the AutoVac™ technology is expected in particular to boost the antibody-based immune response and, by extension, the efficacy of the vaccine.

RANKL AutoVac™ against bone disorders

In a number of metabolic bone disorders, changes occur in the amount of Receptor Activator of NF-kB Ligand (RANKL) in the cells. RANKL is a key regulator of bone resorption and a therapeutic target for diseases associated with bone destruction such as osteoporosis, bone cancer, rheumatoid arthritis and metabolic bone diseases. We have demonstrated and published that pre-clinical studies suggest that vaccination against the RANKL protein using the AutoVac™ method seems to be effective in the control of bone loss and inflammation.

We are currently developing a human RANKL Protein AutoVac™ vaccine as a therapeutic for pathological bone diseases. We have produced a number of human RANKL Protein AutoVac™ molecules, and after screening, we select a number of molecules for further pre-clinical development.

The US biotechnology company Amgen works with passive immunisation (monoclonal antibodies) against the RANKL protein and in 2004 published promising results of Phase II clinical trials focusing on osteoporosis, which support the Pharmexa project. Against this background, Amgen is currently initiating three Phase III studies and three Phase II studies within osteoporosis, treatment-induced bone loss in breast and prostate cancer and metastatic breast cancer. Apart from Amgen and Pharmexa, we are not aware of others pursuing this target in pre-clinical trials with an immunotherapeutic drug.

AutoVac™ for Alzheimer's disease

Since 2000, Pharmexa has conducted a joint research and development project with H. Lundbeck using Pharmexa's AutoVac™ technology for the development of a vaccine for the treatment of Alzheimer's disease. Alzheimer's disease is an incurable deadly, neurodegenerative disease that attacks

The majority of our resources are spent on R&D. Approximately 80% of the employees work within R&D with the remainder employed in administrative and supporting functions.



brain cells, nerves and the communication between these. The disease is characterised by progressive cognitive deterioration, i.e. deterioration of memory and perception, and speech problems, which in time will make the patient unable to take care of him/herself. In the late stages of the disease mental problems such as anxiety, confusion and anger may occur. Current treatments are limited to symptom relief and there is a need for new and improved drugs.

Earlier in the partnership process, Pharmexa established proof of concept with the vaccine in pre-clinical trials. This means that the AutoVac™ technology applied to the protein target causing Alzheimer's disease in relevant animal models has shown the desired effect. Based on these results, H. Lundbeck has commenced the development stage of the project, in which a limited number of AutoVac™ molecules will be further examined with a view to finally selecting the development molecule and back-ups for human clinical trials.

TNFα AutoVac™ against inflammatory diseases

Tumour Necrosis Factor alpha (TNFα) is a potent cytokine that plays a central role in the initiation and perpetuation of the inflammatory processes in chronic inflammatory diseases like rheumatoid arthritis, psoriasis and Crohn's disease. Pharmexa has developed an anti-TNFα vaccine for the treatment of rheumatoid arthritis but the product may also be applicable to other chronic inflammatory diseases.

In November 2003, an analysis showed that an early TNFα vaccine based on Pharmexa's AutoVac™ technology induced antibodies in approximately half of the analysed patients in a Phase I/II trial conducted in London in 2000-2001 in 28 seriously weakened cancer cachexia patients. These results showed that the AutoVac™ technology, as expected, can induce antibodies in patients against pathogenic proteins like TNFα.

In the first six months of 2004, we prepared the TNFα AutoVac™ project for the late pre-clinical phase. A number of very immunogenic TNFα AutoVac™ molecules have been produced and tested. In pre-clinical trials the new molecules have provided high levels of neutralising antibodies. In addition, they can be produced in large quantities in ordinary bacterial expression systems, which is a major benefit. In certain areas our work relating to proteins in this project has been so groundbreaking that we have filed a patent application for various aspects of the work. The next step is to find a partner with whom we can quickly bring the project forward to clinical trials. Until we find a partner for the project, very few or no research activities will be carried out by Pharmexa in this respect.

AutoVac™ for application to veterinary disease

In March 2000, Pharmexa signed a global research, collaboration and license agreement with Schering-Plough Animal Health regarding the use of the AutoVac™ technology in the veterinary field. As the agreement involves actual transfer of technology, it provides Pharmexa with very limited insight in, and influence on, the activities pursued by Schering-Plough under the terms of the agreement. However, Pharmexa still owns all human applications of results obtained by Schering-Plough Animal Health with the AutoVac™ technology. Schering-Plough Animal Health has paid a technology transfer access and transfer fee to Pharmexa and will pay up-front and milestone payments on each product. Pharmexa will eventually also receive a share of Schering-Plough Animal Health's profit from any sales of products.

New projects

Based on recent years' promising clinical results from the HER-2 DNA AutoVac™, HER-2 Protein AutoVac™ and TNFα AutoVac™ projects and the extensive experience we have gained concerning the development of AutoVac™ vaccines, it has been a natural step for us to select less validated targets in the new generation of AutoVac™ projects, as this optimises the risk diversification in our project portfolio. We recently initiated three early-stage AutoVac™ projects in cancer and inflammatory disease; on the back of comprehensive preliminary studies we have selected new promising targets that will allow us and any future collaborative partners the opportunity to be the first to market distinctly innovative, new immunotherapeutic drugs. We expect to initiate another inflammation project within a short period of time. New AutoVac™ projects and ideas for new income-generating partnerships are founded on these activities. These early activities also help us build new and valuable patent positions concerning the application of the AutoVac™ technology on new targets. In the slightly longer term, this work is therefore vital for Pharmexa, and it only involves a limited initial investment in research activities.

PATENT STATUS AND STRATEGY

The main objective of Pharmexa's patent strategy is to provide maximum protection of the AutoVac™ technology platform and to retain a position of exclusivity for Pharmexa's approach. This includes additional patent protection for individual AutoVac™ products by a number of patents covering the product itself and critical processes to improve the efficacy and prolong the period of protection. A further objective is to ensure that Pharmexa and its partners avoid and are aware of any third party patents that may limit their freedom to operate and any patent grants that may encumber any of its projects. As a minimum, patents are always applied for in the EU, the US, Canada, Japan and most other English-speaking countries.

Pharmexa holds a broadly covering portfolio of patents and patent applications that protect Pharmexa's core technologies and products. The AutoVac™ technology platform is protected by two patent families. These patents and patent applications have broad claims for the technology platform. The patents claim active specific immunotherapy against pathology-related self-proteins, methods for modifying self-proteins, methods of immunisation, and methods of identifying useful modified analogues of self-proteins. Additionally, patent applications have been filed for ten specific AutoVac™ molecules against certain therapeutic targets.

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It is commonly said that it takes more than 10 years and cost up to DKK 5 billion to develop a new drug. This is not least due to the comprehensive regulatory requirements surrounding the development of new drugs, which fortunately exist to protect patients.



EMPLOYEES AND ORGANISATION

Employees

Pharmexa's success depends on our ability to attract, motivate and retain highly skilled employees. Our goal is thus to be an attractive workplace with opportunities for professional and personal development in a challenging and dynamic working environment.

At year-end, Pharmexa had 59 employees. About 80% of the employees work within R&D, with the remainder employed in administrative and supporting functions.

Level of education

Out of our 59 employees, 26 hold a master's degree and 16 of these employees also hold a PhD or MD. Moreover, 28 of our employees have higher education of medium length, equivalent to a bachelor's degree.

Seniority

Based on the date of employment, the average seniority in the entire company is 4.8 years. Calculated from the graduation date of the most recent degree, the seniority is 9.7 years. So, despite the relatively low seniority calculated from the date of employment, reflecting the rapid growth of the company, our employees have extensive experience.

Intellectual capital

The business of Pharmexa requires a strong focus on intellectual capital, as this is a precondition for the company's success. Therefore, the company is highly dependent on its key employees. Pharmexa seeks to offer professional development opportunities for its employees and has established various incentive programmes, including warrant programmes in order to attract and retain highly skilled personnel.

Employee distribution (percent)


Other functions
22
47
Research
Development
31

The employee's educational background (percent)


Other
8
27
PhD
48
Bachelor level
17
Master degree



The employee's age distribution



Female
Male
Age
5
4
12
11
3
0
2 46-55
3 41-45
10 36-40
5 31-35
4 26-30
0 19-25
14 12 10 8 6 4 2 0 2 4 6 8 10 12 14 Number

Like many other biotech companies Pharmexa is organised in a so-called matrix organisation that consists partly of a line organisation with different departments and partly of a project organisation that goes across these organisation lines. There are several reasons for the popularity of the matrix organisation among biotech companies. Projects draw on resources from each of the departments according to need which facilitates integration and in turn information exchange and technology development. The matrix organisation also provides flexibility because the employees get to know the other projects through the matrix.

CORPORATE GOVERNANCE

To the widest possible extent, we seek to meet national as well as international requirements for corporate governance. Corporate governance is a natural part of our everyday operations as we are highly dependent on shareholders confidence in the company and management. Moreover, management's principal task is to develop Pharmexa, thereby creating value to our shareholders.

We aim to be an open and communicative company, but out of consideration for research, patent and competitive factors, there are inherent limits to this openness. Pharmexa endeavours to maintain the highest possible standard when communicating with shareholders and other stakeholders. We invite all shareholders to have their ownership registered in Pharmexa's register of shareholders and to join Pharmexa's e-mailing lists. At the present time, 94% of the shares in Pharmexa are registered by name.

Pharmexas management

The management comprises the Board of Directors consisting of six members and the Executive Management consisting of one person. Additionally, there is a senior management group of four persons reporting to Jakob Schmidt, our Chief Executive Officer.

Jakob Schmidt's remuneration for the financial year ended December 31, 2004 amounted to DKK 2.0 million including bonus but excluding warrants, and in 2005 the remuneration is expected to be DKK 2.1 million. The total remuneration of the Board of Directors, which was charged to expense in 2004, was DKK 490,000, and in 2005 the remuneration is expected to amount to DKK 600,000.

Pharmexa's **Board of Directors** consists of three members elected by the shareholders in general meeting and three employee representatives:

Karl Olof Borg (63 years, Swedish), chairman, holds a PhD in Pharmaceutical Sciences. He has more than 25 years of experience in the pharmaceutical sector having held positions as Director of Research and Development at Astra, Pharmacia and Ferring. From 1997 to 2000, he was Director of Research and Development at Active Biotech AB, and he currently serves on the boards of Eurocine AB, 7TM Pharma A/S, Bioinvent International AB, Medicon A/S, T-Cellic A/S Cartela AB and Galenica AB. Board member of Pharmexa since 2001.

Jørgen Buus Lassen (71 years, Danish) Veterinarian from the Royal Veterinary and Agricultural University in Copenhagen. Jørgen Buus Lassen is co-founder of NeuroSearch and has been the President and CEO of NeuroSearch since May 1989. He has more than 25 years of experience within neuropharmacology and has authored or co-authored more than 30 publications, including the first paper published on the antidepressant paroxetin (Paxil®, Seroxat®), which has obtained a significant position in the global market through GlaxoSmithKline's marketing. From 1980 to 1988, Dr. Lassen served as Managing Director of Ferrosan's research and development division, where Dr. Lassen was responsible for the expansion of all pre-clinical and clinical activities. He has held a number of other positions at Ferrosan and for several years served as Director of Pharmacology. He is chairman of the boards of NsGene A/S and Gudme Raaschou Healthcare Invest A/S and member of the boards of Bavarian Nordic A/S, NeuroSearch A/S and NicOx S.A. Board member of Pharmexa since 1997.

Arne J. Gillin (47 years, Danish) received his MSc (Economics) degree from the Copenhagen Business School in 1987 and became a state-authorised public accountant in 1990. Mr. Gillin is former Director and Head of Nordic Healthcare in 3i. He is Director of Proxima International ApS. Mr. Gillin serves as a member of the boards of Genesto A/S and Innovision A/S. Board member of Pharmexa since 1997.

Henrik Buch (42 years, Danish) (employee representative), Senior Technician. Board member of Pharmexa since 2000.

Steen Klysner (43 years, Danish) (employee representative), PhD, Vice President, Protein Chemistry R&D. Board member of Pharmexa since 2003.

Finn Stausholm Nielsen (40 years, Danish) (employee representative), PhD, Research Scientist. Board member of Pharmexa since 2003.

The **Executive Management** consists of one person after Søren Mouritsen left Pharmexa in February 2004:

Jakob Schmidt (38 years, Danish), Chief Executive Officer. Mr. Schmidt earned his MSc degree in Business Administration (Finance) from the Copenhagen Business School in 1992. He joined Pharmexa as Chief Financial Officer in February 2000 and was appointed Chief Executive Officer in February 2004. From 1994 to 2000, he worked with Carnegie Corporate Finance where he was responsible for Carnegie's healthcare and equity market activities in Denmark. Mr Schmidt is chairman of the board of Gudme Raaschou Vision A/S.

Board work in Pharmexa

Our Board of Directors consists of three members elected by the shareholders in general meeting and three employee-elected Board members. The composition and size of the Board of Directors are considered to be appropriate relative to our size and activities for the time being. Moreover, the Board members complement each other as necessary as they represent a combination of scientific, business and accounting expertise.

The rules of procedure for the Board of Directors set out the general guidelines for the Board's work. The rules of procedure have been adapted to our current situation and needs.

The Board of Directors holds a minimum of four meetings each year. In the past year, the Board of Directors held six meetings. An agenda and various information materials are prepared prior to each meeting, all of which are sent to the Board members one week before each Board meeting. In addition to the scheduled meetings, our Board of Directors receives regular updates on matters relevant to the management.

Jakob Schmidt, Chief Executive Officer, Iben Dalum, Senior Vice President, R&D Laboratories and CSO, Hans Henrik Chrois Christensen, Senior Vice President, Legal Affairs and CFO, Dana R. Leach, Senior Vice President, Business Development and COO and Torsten Skov, Senior Vice President, Drug Development and CDO participate in all Board meetings, reporting to the Board of Directors on their respective fields of responsibility. There is an open, honest and committed dialogue during the Board meetings. The Board of Directors is an active and important sparring partner to management. Due to the size and composition of the Board of Directors, we are able to respond quickly and efficiently. All significant decisions in Pharmexa are made by all members of the Board of Directors.

By using an advanced vaccine technology (AutoVac™) the patient's own immune system can be activated to fight diseases that the immune system normally is ineffective against. The technology is broadly applicable, but at Pharmexa the focus is particularly on cancer and inflammatory diseases.





Dialogue with shareholders and other stakeholders

We endeavour to conduct as open a dialogue as possible with our shareholders and other stakeholders. Our shareholders comprise private as well as institutional investors. In recent years, we have made efforts to enhance communication with private shareholders as we consider this shareholder group very important, both at the present time and in the future. We attach great importance to providing all shareholder groups with equal and consistent information. In September 2004, we redesigned our website in a Danish-language as well as an English-language version. The website targets private investors to a greater extent than before.

In addition to the shareholders, our stakeholders consist of prospective and current business partners, society in general, suppliers and not least our employees. We consider our experienced and specialised staff a key resource on the road to achieving our objectives. Open, reliable and close relations with the employees are important to retaining them.

The relations with the external community serve to create an attractive company – to shareholders, business partners, society, suppliers and employees. It is essential for us to be known as an open, reliable and highly communicative company. We believe that this is best achieved through dialogue with all the stakeholders of the company.

We comply with the guidelines of the Copenhagen Stock Exchange for publishing announcements. The announcements are first sent to the Copenhagen Stock Exchange after which they are immediately distributed to our other stakeholders through various information channels. At our website, you can register for a news service whereby you receive announcements via e-mail following the publication by the Copenhagen Stock Exchange.

We endeavour to word the announcements to the Copenhagen Stock Exchange in a way that allows all stakeholders to understand the message. This is important to us although, at times, it can be difficult to communicate research results in a readily understandable language.

Pharmexa publishes quarterly reports, the purpose of which is to keep the shareholders informed of the financial situation in Pharmexa. Furthermore, the quarterly reports often include a brief status report of the ongoing research and development activities.

At least one general meeting is held each year. In addition to the annual general meeting, extraordinary general meetings are held, if necessary.

In 2005, the annual general meeting will be held on April 25, 2005, at 3.30 p.m. at Pharmexa A/S, Kogle Allé 6, DK-2970 Hørsholm. To register for the annual general meeting, please fill in and submit the form sent to you. Shareholders receive an invitation to our annual general meeting not later than two weeks prior to the meeting.

179

"A company is more than just a group of skilled people who work under the same company name when experiences, competences and working methods have truly become the company's. When processes, documentation, quality systems and project manuals have grown up as a joint frame of reference for "how we do things here"". Quotation from the book: "Biotekselskaber – Hvad enhver aktionær bør vide..." (Biotech companies – What every shareholder should know).





INVESTOR RELATIONS

We believe that there is a need for a basic understanding between the company and the investors of the conditions on which we operate, and that it is our responsibility to establish and maintain such an understanding. This allows the investors to better relate to our reports and announcements. In addition, this will make the pricing of Pharmexa shares more efficient.

We pursue a range of basic principles in our Investor Relations activities:

- Pharmexa always publishes important information via the Copenhagen Stock Exchange first. Immediately thereafter, the same information is distributed to several thousand investors, analysts and journalists around the world and to all other stakeholders registered on our e-mailing lists.

- Pharmexa attempts to make its information as understandable as possible and to explain what such information means to Pharmexa and its shareholders.

- It is an important part of our Investor Relations activities to have frequent meetings with institutional investors both in Denmark and abroad.

- In addition to the annual report, we publish quarterly reports and a number of press releases. We invite all investors and other interested parties to register for our news service at: www.pharmexa.com.

Information channels

We regularly consider how the communication with our shareholders may be improved. Pharmexa is to a wide extent prepared to consider new and unorthodox measures to intensify communication with private shareholders, in particular. At the end of the year, we wrote the book "Biotekselskaber – Hvad enhver aktionær bør vide" (Biotech companies – What any shareholder should know), which was distributed to all registered Danish shareholders. The purpose of the book was to provide our shareholders and people in general with a wider frame of reference when investing in biotech shares. The book briefly describes the matters that are relevant to know about when/if you decide to make a biotech investment. The book is free of charge and you can order it by contacting us.

E-mail and telephone contact

Our shareholders and other stakeholders are always welcome to contact us via e-mail at ir@pharmexa.com or by telephone: +45 4516 2525. We endeavour to reply to all queries within two working days. We often receive queries via e-mail from private investors and we appreciate this dialogue.

Shareholder fairs/meetings

We often participate in various shareholder fairs and meetings for private investors. These meetings may be arranged by the Copenhagen Stock Exchange, the Danish Shareholders' Association, local banks, etc. The presentations at these fairs/meetings are made available at our website to the extent possible. A few of the presentations are webcast, and it is thus possible to subsequently view these presentations via our website or that of the Copenhagen Stock Exchange. At our website, you can find links to previous webcast presentations.

In addition to participating in shareholder fairs and meetings, we sometimes invite local shareholders to an evening presentation at Pharmexa, during which we present the company. This provides shareholders with an opportunity to meet the management and see our premises.

Roadshows

We regularly make presentations of Pharmexa to foreign institutional investors. This is a future focus area, as we would like to have more foreign investors. An increased number of foreign investors would increase the awareness of Pharmexa outside Denmark.

SHAREHOLDER INFORMATION

Securities identification code
Pharmexa's shares are listed on the Copenhagen Stock Exchange under the symbol PHARMX. The securities identification code is DK0015966592.

Share capital
At December 31, 2004 the share capital of Pharmexa amounted to DKK 163,999,200 nominal value divided into 16,399,920 shares with a nominal value of DKK 10 each. The company has only one share class.

Share price performance
At January 1, 2004, the quoted share price of the company's shares on the Copenhagen Stock Exchange was DKK 22 per share when the share price is adjusted for the Rights Issue in May 2004. Unadjusted the share price was DKK 32 per share. At December 31, 2004, the share price was DKK 28 per share.

Dividend policy
Pharmexa's Board of Directors currently intends to retain any earnings for use in the company's business and does not anticipate that any cash dividends will be declared in the foreseeable future.

Ownership
Ownership of Pharmexa as of December 31, 2004:

ATP, Kongens Vænge 8, DK-3400 Hillerød, Denmark
(6.06% of the shares)

LD Pensions, Vendersgade 28, DK-1361 Copenhagen K, Denmark
(5.11% of the shares)

Fortis L Fund, Boulevard du Roi Albert II, 1, 1210 Brussels, Belgium
(5.38% of the shares, see announcement of July 1, 2004. Fortis has not published any announcement under section 29 of the Danish Companies Act since July 1, 2004)

As of December 31, 2004, Pharmexa had 8,217 registered shareholders holding a total of 15,407,414 shares, corresponding to 94% of the company's share capital. Pharmexa invites all shareholders to register with the company.

Share analysts following Pharmexa
HSH Gudme – Anette R. Larsen,
Kalvebod Brygge 39-41, DK-1560 Copenhagen V,
+45 3344 9000

ING Financial Markets – Richard Parks, Sally Bennett and Max Herrmann,
60 London Wall, London EC2M 5TZ
+44 2077671000

Jyske Bank – Peter B. Andersen,
Vestergade 8-16,
DK-8600 Silkeborg
+45 8922 2864

Share price development in 2004


Pharmexa
Turn over
Share price
Turn over (DKKm)
32
30
28
26
24
22
20
18
16
14
12
10
35
30
25
20
15
10
50
0
jan/04
feb/04
mar/04
apr/04
may/04
jun/04
jul/04
aug/04
sep/04
oct/04
nov/04
dec/04
jan/05

Pharmexa is a member of the Copenhagen Stock Exchange's SmallCap+ index, which represent a segment of small companies with good trading volume, a high level of information and good Investor Relations activities.

Investor Relations

Claude Mikkelsen, Investor Relations Manager can be contacted on tel. +45 4516 2525 or e-mail ir@pharmexa.com.

Email service

We invite investors and other interested parties to register for our news service on www.pharmexa.com.

Financial calendar 2005

We have scheduled the following dates in 2005 for the company's annual general meeting of shareholders and for the release of financial reports:

March 10, 2005	Release of the 2004 annual report
April 25, 2005	Annual general meeting
May 24, 2005	Interim report Q1 2005
August 24, 2005	Interim report H2 2005
November 22, 2005	Interim report Q3 2005

Announcements to the Copenhagen Stock Exchange in 2004

We publish all important information via the Copenhagen Stock Exchange. In 2004, we published the following announcements the full wording of which is available at: www.pharmexa.com.

No.	Date	Description
32	22.12.2004	Pharmexa acquires patent estate from Vectron Therapeutics AG
31	21.12.2004	Pharmexa obtains approval for Phase II trial in Poland
30	16.12.2004	Quarterly statement of shareholdings in Pharmexa
29	07.12.2004	Issue of warrants in Pharmexa A/S
28	18.11.2004	Interim report for the first nine months of 2004
27	11.11.2004	Pharmexa starts Phase II Trial in Breast Cancer
26	16.09.2004	Quarterly statement of shareholdings in Pharmexa
25	19.08.2004	Interim report for the first six months of 2004
24	30.07.2004	RAB Europe Fund's ownership in Pharmexa A/S
23	01.07.2004	Fortis Investments ownership in Pharmexa A/S
22	25.06.2004	RAB Europe Fund's ownership in Pharmexa A/S
21	17.06.2004	Quarterly statement of shareholdings in Pharmexa
20	01.06.2004	Insiders' and closely related parties' trading with shares in Pharmexa
19	27.05.2004	Issue of warrants in Pharmexa A/S
18	19.05.2004	Insiders' and closely related parties' subscriptions of shares in Pharmexa
17	19.05.2004	Final result of Pharmexa's Rights Issue
16	19.05.2004	Interim report for the first three months of 2004
15	18.05.2004	Pharmexa raises DKK 209 million in fully subscribed Rights Issue
14	12.05.2004	Pharmexa receives broad patent in Europe
13	29.04.2004	Annual General Meeting in Pharmexa A/S
12	21.04.2004	Pharmexa: Commitments to subscribe for minimum proceeds received
11	20.04.2004	Rights Issue in Pharmexa A/S
10	13.04.2004	Annual General Meeting in Pharmexa A/S
9	31.03.2004	Quarterly statement of shareholdings in Pharmexa of members of the Board of Directors, Executive Management and other insiders
8	17.03.2004	Pharmexa presents data from the HER-2 Protein AutoVac™ breast cancer trial at a conference in Hamburg
7	03.03.2004	Pharmexa – Change of Financial Calendar 2004
6	03.03.2004	Annual Announcement for 2003
5	25.02.2004	Pharmexa reduces debt
4	19.02.2004	New Chief Executive Officer in Pharmexa
3	23.01.2004	H. Lundbeck and Pharmexa enter into option agreements
2	19.01.2004	Pharmexa publishes promising data from a clinical trial with the HER-2 Protein AutoVac™ breast cancer vaccine
1	15.01.2004	Pharmexa – Financial calendar 2004



We review our project portfolio every six months. We call this process Status Review. In the weeks up to the Status Review all project groups prepare Status Reports on their projects. The Status Reports are prepared in a defined format and contain an updated description of the project's purpose, participants and resource allocations, as well as the product's expected clinical profile, competitive profile, and the patent situation.

At the Status Review meeting, project managers present the main points from the Status Report and recommendations for the upcoming period to the management. The project managers also explain why objectives or time lines from the last Status Report were not met, if this is the case. Subsequently, the project managers receive written and oral feedback from the management that is then passed on to the whole project group.

One of the numerous advantages of the Status Review process is that no-one in the company is left in doubt about what to achieve before the next Status Review meeting and why. The process also gives the management "hands- on" access to the project portfolio ensuring that no project goes off on a tangent or resources are under-utilized. Furthermore, the process gives the project managers and project groups a valuable opportunity to present problems or questions to the management and receive concrete responses.

FINANCIAL REVIEW 2004

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL REPORT

Introduction

The subsidiary Inoxell has been dormant since March 2003 and was dissolved by solvent liquidation in September 2004, for which reason the 2004 Annual Report, unlike last year, does not include consolidated financial statements.

INCOME STATEMENT

Net revenue

Pharmexa's net revenue amounted to DKK 21.3 million in 2004 compared with DKK 20.1 million in 2003, equivalent to a 6% increase. Revenue in 2004 consisted primarily of research funding provided under the collaborative agreements with H. Lundbeck.

Research costs

Research costs were DKK 27.5 million in 2004, a 5% decrease from DKK 29.0 million in 2003 (and a 19% decrease from the 2003 consolidated research costs of DKK 33.8 million). The decline was due to organisational changes implemented in 2003, which resulted in research-staff lay-offs and the transfer of parts of the remaining research staff to the development department. Three new research projects were started up in the second half of 2004, causing an increase in research costs. Following restructuring in the fourth quarter, the R&D organization now consists of three small departments instead of two large ones. In addition, research costs were impacted by DKK 1.0 million of costs related to warrants granted which were expensed in 2004.

Development costs

Pharmexa's development costs amounted to DKK 52.9 million in 2004 compared with DKK 78.1 million in 2003, equivalent to a 32% decrease. While strengthening the focus on development activities in 2004, Pharmexa achieved a net reduction of development costs attributable to the organisational changes implemented in 2003. Development costs mainly include the costs of manufacturing the vaccine for the Phase II HER-2 Protein programme in Poland and Hungary. Also, the company has recognised the clinical costs of the programme. In addition, development costs were impacted by DKK 1.3 million of costs related to warrants granted which were expensed in 2004.

Administrative expenses

The administrative expenses of Pharmexa were DKK 21.2 million in 2004, an 18% increase from DKK 17.9 million in 2003 (and a 16% increase from the 2003 consolidated administrative expenses of DKK 18.3 million). The administrative expenses were impacted by DKK 1.7 million of costs related to warrants granted which were expensed in 2004.

The costs of Investor Relations activities rose due to the greater level of activity, a large increase in the number of shareholders and increased trading in Pharmexa shares. In addition, the company incurred costs of designing a new website and of improving the existing financial management systems. Finally, a greater part of Pharmexa's overheads, including rent, are attributed to administration due to the 2003 reduction in the employee head count (mainly in R&D).

Other operating items

Other operating items were a net income of DKK 18.4 million in 2004 against a net expense of DKK 1.6 million in 2003 (and DKK 2.4 million for the Group in 2003). The extraordinary income was primarily the result of Vækst-Fonden writing down the principal of a loan taken out by Pharmexa in 1997 from DKK 21 million to DKK 9 million. The write-down of the principal with interest was recognised under other operating income. The remainder of the loan, which concerns the development of a HER-2 vaccine, will continue on unchanged conditions, however, without the right to write down the principal. The solvent liquidation of Inoxell was completed in the third quarter of 2004, in which connection DKK 0.2 million was recognized under other operating income due to greater-than-expected proceeds.

Financials

Financial items were a net expense of DKK 0.2 million in 2004 against a net income of DKK 0.6 million in 2003 in Pharmexa (and DKK 0.7 million for the Group in 2003). Pharmexa recorded interest income and capital gains of DKK 7.4 million, primarily from marketable securities and cash and cash equivalents. The company's marketable securities and cash and cash equivalents totalled DKK 167.5 million against DKK 49.1 million in 2003 (DKK 50.4 million for the Group). During the year, the company changed the agreement with HSH Nordbank to the effect that its cash funds are invested in a portfolio of Danish government and mortgage bonds, whereas the funds were previously invested in government bonds only. Financial expenses were DKK 7.6 million in 2004 compared with DKK 5.6 million in 2003. Financial expenses consisted primarily of interest on Pharmexa's DKK 0.9 million loan with the VækstFonden and negative value adjustments of marketable securities totalling DKK 6.0 million, of which DKK 3.7 million was unrealised at December 31, 2004. The large valuation loss was due to financial market instability in relation to new mortgage credit products (interest cap loans) launched in Denmark in the autumn of 2004.

Loss for the year and follow-up on previous guidance
Pharmexa recorded a net loss of DKK 62.0 million in 2004 compared with DKK 109.2 million in 2003, which was slightly better than expected. The loss was DKK 80.3 million before recognition of the write-down by VækstFonden of the principal including interest and before financials, compared with a forecast of DKK 85 million made in the interim report for the first nine months of 2004. The total research, development and administrative costs amounted to DKK 101.6 million compared to the expected DKK 105 million.

Balance sheet items
Pharmexa had total assets of DKK 194.4 million at December 31, 2004, and marketable securities and cash and cash equivalents amounted to DKK 167.5 million.

Cash flow statement
Pharmexa recorded an overall cash outflow of DKK 6.3 million in 2004 compared with an outflow of DKK 14.2 million in 2003. Cash flows consisted mainly of the loss from operating activities, net movements from the purchase and sale of marketable securities and the net proceeds of DKK 191.3 million from the rights issue in May 2004.

Capital resources and liquidity
Like other biotechnology companies, Pharmexa has operated at a loss for a number of years and therefore relies on continued capital contributions until the company's activities start to yield a profit. Pharmexa reported a DKK 62.0 million loss for the financial year 2004 and had marketable securities and cash and cash equivalents of DKK 167.5 million at December 31, 2004. Assuming no further capital contributions, Pharmexa expects the existing liquid resources to cover operations until at least the end of the third quarter of 2006.

Outlook for 2005
The following statements contain forward-looking information with respect to the plans, projections and future performance of the company, each of which involves significant uncertainties. The company's actual results may differ materially from the information set forth in these statements.

For 2005, Pharmexa expects that its current level of activity will lead to a net loss of approximately DKK 110 million. This expectation is based on a modest turnover of less than DKK 3 million under current collaborations and may change if Pharmexa enters into new profitable agreements.

Related-party transactions
There were no related-party transactions during the year.

Environmental impact
No significant environmental impact is associated with the activities of Pharmexa.

Post balance sheet events
In January 2005, Pharmexa and Epimmune extend their non-exclusive licence agreement of June 1, 2001 regarding the PADRE® epitope to cover additional named and unnamed target antigens.

In January 2005, Pharmexa inlicenses the Antigenics QS-21 adjuvant for application in the HER-2 Protein AutoVac™ vaccine, which is currently being tested in Phase II studies in patients with metastatic breast cancer.

The first patient begins treatment with HER-2 Protein AutoVac™ in Pharmexa's Phase II trials in January 2005. This event triggered the start of GlaxoSmithKline's option period.

In January 2005, Pharmexa appoints Torsten Skov, MD and PhD, as Senior Vice President of Drug Development.

Pharmexa files application to start the second Phase II study in Poland and Hungary, in which the vaccine is formulated with a stronger adjuvant.

Pharmexa and BN ImmunoTherapeutics Inc. (a subsidiary of Bavarian Nordic) enter into a non-exclusive licence agreement on the use of the HER-2 DNA AutoVac™ technology. The agreement involves milestone and royalty payments to Pharmexa if the product is successful.

Other than the events listed above, no material events have occurred from the end of the 2004 financial year until March 10, 2005.

RISKS

New and existing shareholders in Pharmexa should be aware that investing in Pharmexa involves a high degree of risk. There can be no assurance that the research and development efforts will be successful, or that any of our products will obtain regulatory approval or market acceptance.

Furthermore, there can be no assurance that we will be able to enter into new collaborative agreements in the future, that existing collaborative agreements will not be terminated and that the patent portfolio will be sufficiently broad to cover products resulting from research and development activities, or that the patents will not be challenged or circumvented.

Failure to meet any of these and other important company objectives could have a serious adverse impact on the financial results of Pharmexa, as well as on the price of Pharmexa's shares on the Copenhagen Stock Exchange.

Capital resources
Pharmexa had a financial position, including short-term securities and cash, amounting to DKK 167.5 million at the end of the financial year.

Scientific risks
Pharmexa is subject to risks specific to the development of products based on our proprietary AutoVac™ technology. We have completed a clinical phase I study in the HER-2 Protein AutoVac™ programme and recently initiated two Phase II studies. In addition to this programme, Pharmexa has a number of internal and partnered programmes in preclinical development and early research.

The development of products based on the AutoVac™ immunotherapy technology for vaccination is subject to a number of uncertainties and risks. While we have successfully tested the efficacy and safety of the AutoVac™ technology with different disease targets in animal models and early clinical studies, no assurance can be given that these results are indicative of results obtained in ongoing and future human clinical trials and that adverse effects will not result from such trials.

We distinguish between two types of scientific risk; technology risk and target risk. Technology risk is the risk that the AutoVac™ technology in itself is not a therapeutically relevant immunotherapy technology. Target risk is the risk that the chosen therapeutic targets are not relevant or safe for treatment of the disease in question. Some of the most significant technology and target risks are as follows:

Technology risks
- Variability, inconsistency or inadequacy of immune responses in the human population resulting in adverse or inconclusive data from clinical trials;
- Induction of potentially harmful autoimmunity in patients;
- Toxicity of the product when administered to humans;
- Difficulties in selecting an appropriate adjuvant formulation for the product;
- A declining effect of immunisation over time, which could limit the product's relevance as a long term treatment.

Target risks
- Ineffectiveness of HER-2, TNFα, RANKL and other current and future targets that we have selected for therapeutic vaccination in the respective disease areas;
- That the new cancer and inflammation targets identified by us, which are generally less validated than the abovementioned targets, turn out to be unsuitable target sites for immunotherapeutic treatment;
- Adverse side-effects from down-regulating these target proteins or eliminating cells expressing these proteins;
- Inability to effectively express relevant parts of the respective target proteins with the AutoVac™ technology.
- Production upscaling difficulties in connection with the manufacturing of products for large clinical trials and marketing.

Managing these risks represents one of the cornerstones of successfully applying the AutoVac™ technology to the development of marketable products and it has the highest priority within Pharmexa. We intend to manage and limit these risks through extensive safety and efficacy studies, ongoing research, continued optimisation of target formulations, extensive scientific and commercial review of targets applied and permanent monitoring of clinical trials performed by other companies applying identical targets in other technologies.

Financial risks
Due to operation, investments and financing, Pharmexa is not particularly exposed to changes in exchange rates. The company is exposed to changes in the level of interest rates when investing the proceeds of equity issues, which are expected to be applied for future research and development. We do not use financial instruments to hedge any risks or for speculative purposes.


30

FINANCIAL STATEMENTS

ACCOUNTING POLICIES

Basis of preparation

The annual report of Pharmexa A/S for 2004 has been prepared in accordance with International Financial Reporting Standards (IFRS) as well as additional Danish disclosure requirements to the presentation of financial statements by listed companies. Additional Danish disclosure requirements to the presentation of financial statements are imposed by the Statutory Order on Adoption of IFRS issued under the Danish Financial Statements Act and by the Copenhagen Stock Exchange.

In 2003 and 2004, the International Accounting Standards Board (IASB) issued a number of new accounting standards and also implemented an improvement project, resulting in updates of the existing standards and withdrawal of parts of or entire standards. Most of the new standards and changes as a result of the improvement project apply from January 1, 2005.

Pharmexa has chosen early implementation of the new and updated standards with effect from the 2004 financial year. However, this should not be seen as a general policy that will necessarily be pursued by the company in future as decisions will be made separately on when to implement standards.

The accounting policies have been changed compared with those applied last year as a result of the decision of early implementation of new and updated financial reporting standards issued by the IASB.

Impact of implementation of new and updated standards issued by the IASB

Of the new or updated standards relevant to Pharmexa, the following have had an impact on Pharmexa's 2004 financial statements.

The updated IAS 1 "Presentation of Financial Statements" has resulted in the disclosure of additional information regarding management's judgments, key assumptions and key sources of estimation uncertainty in the description of the company's accounting policies.

IFRS 2, which was published on February 19, 2004, requires companies with a financial year beginning on January 1, 2005 or later to recognise share-based payments in their financial statements, including transactions with employees or other parties to be settled in cash, in other assets or in the company's equity instruments. Pharmexa, however, recognised compensation costs regarding such share based compensation transactions as a cost in the income statement already in 2004.

As warrants granted before November 7, 2002 are not subject to IFRS 2, the implementation does not affect prior years. Warrants granted after November 7, 2002 must be measured at fair value at the date of grant and be expensed in the income statement over the vesting period. As a result of the new accounting policies in this respect, a total of DKK 3,959 thousand was recognised in the income statement for 2004 as expense in respect of warrants granted in May and December 2004. No warrants were issued in 2003. The amount is recognized under research and development costs and administrative expenses, respectively, in the following amounts:

	DKK '000
Research costs	981
Development costs	1.282
Administrative expenses	1.696
Total	3.959

The recognition of warrants as costs in the income statement does not affect equity as the value of the warrants is recognised under retained earnings.

The updated IAS 24 "Related Parties" has had the effect that in future, when relevant, additional disclosures must be made on transactions with related parties and outstanding balances with other entities of a group of companies, although such items are eliminated in the consolidated financial statements. Further, the revised standard includes additional disclosure requirements with respect to key personnel compensation.

The updated IAS 27 does not allow use of the equity method in the parent company's financial statements and requires that investments in subsidiaries must be accounted for either at cost or fair value in accordance with IAS 39. This did not affect the reporting as regards recognition and measurement. However, the presentation of and the names of line items relating to subsidiaries have been changed.

The updated IAS 32 "Financial Instruments: Disclosure and Presentation", means that additional disclosures have to be made on valuation techniques and sensitivity of estimates, comparisons of fair values and carrying amounts for various categories of financial assets and financial liabilities and other financial obligations as well as other material disclosure requirements.

In addition, the updated IAS 8 "Accounting policies, Changes in Accounting Estimates and Errors" and the updated standards IAS 36 "Impairment of Assets", IAS 38 "Intangible Assets", IAS 39 "Financial Instruments: Recognition and Measurement" and IFRS 3 "Business Combinations" may impact Pharmexa's financial reporting in the future.

The other new or updated standards are not expected to have any material impact on Pharmexa's financial reporting, even though the disclosure requirements are generally stricter than in prior years.

Overall, the implementation of the new and updated standards has affected the income statement by a cost of DKK 4.0 million, whilst there was no effect on equity, as stated above.

Critical accounting estimates and judgements
Estimates and judgements are continually evaluated and are based on historic experience and other factors, including expectations of future events based on existing circumstances.

Critical accounting estimates and assumptions
No estimates or assessments have been made involving a material risk of significant adjustments of the assets or liabilities at the balance sheet date during the next financial year.

Critical estimates applying the company's accounting policies
As per IAS 38 "Intangible assets", intangible assets arising from development projects must be recognised in the balance sheet if the criteria for capitalisation are met. That means (1) that the development project is clearly defined and identifiable, (2) that technical exploitation potential has been demonstrated and that sufficient resources can be documented for completing the development work and marketing the final project for use of the product in-house; and (3) that the company's management has indicated its intention to produce and market the product or use it in-house. Finally, it must be documented with sufficient certainty that future revenue from the development project will exceed the costs of production and development and the costs of sale and administration of the product.

Development costs relating to individual projects are recognised as assets only if there is sufficient certainty that future earnings from the individual projects will exceed not only production, sales and administrative costs, but also the actual development costs of the product. Management believes that there is generally great risk involved in the development of pharmaceutical products, and there is consequently not, at present, sufficient certainty of future earnings. The future economic benefits related to product development cannot be determined with sufficient certainty until the development activities have been completed and the necessary approvals have been obtained. As a result, Management has decided to expense the development costs incurred during the year.

General recognition and measurement criteria
The annual report is prepared on the basis of historical cost. Consequently, assets and liabilities are measured as described below.

Revenues are recognised in the income statement when earned. Moreover, all costs are recognised in the income statement.

Assets are recognised in the balance sheet when it is probable that future economic benefits attributable to the asset will flow to the Group, and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is probable there will be an outflow of future economic benefits from the Group, and the value of the liability can be measured reliably.

The functional currency of the company is Danish kroner (DKK). In the preparation of the annual report, DKK is therefore used as the currency for measuring and presentation. Currencies other than DKK are regarded as foreign currency.

Consolidation principle
The annual report comprises the parent company, Pharmexa A/S, and undertakings in which the parent company directly or indirectly holds the majority of the votes or in which the parent company through shareholdings or otherwise exercises control over the company's operational and financial affairs.

On consolidation, elimination is made of intercompany income and costs, shareholdings, dividends and intercompany accounts as well as of realised and unrealised intercompany gains and losses on transactions between the consolidated undertakings.

The financial statements used for the purpose of the Group's annual report have been prepared in accordance with the accounting policies of the Group. The company's annual report is prepared on the basis of the financial statements of the parent company and subsidiaries by combining accounting items of a uniform nature.

Newly acquired subsidiaries are included in the consolidated financial statements from the date of acquisition. Subsidiaries, which are sold or otherwise disposed of are included in the consolidated income statement until the date of disposal. Comparative figures are not adjusted for subsidiaries acquired, sold or otherwise disposed of. Profits or losses on disposal are calculated as the difference between the selling price and the carrying amount of the net assets on the date of disposal, with the addition of costs related to the sale or other disposal.

Minority interests
In the consolidated financial statements, subsidiaries are recognised 100%. The share of the results and equity of subsidiaries attributable to minority interests is included in the statement of the Group results and Group equity. The share of minority interests in the Group equity is stated as a separate line item under equity.

Investments in subsidiaries
In the parent' company's financial statements, investments in subsidiaries are measured at cost. Where the recoverable amount is lower than cost, investments are written down to this lower value.

Cost is written down to the extent that distributed dividends exceed accumulated earnings after the date of acquisition.

Foreign currency translation
Transactions in foreign currencies during the year are translated at the exchange rates ruling on the transaction date. Gains and losses arising between the exchange rates ruling on the transaction date and the exchange rates ruling on the settlement date are recognised as a financial item in the income statement.

Receivables, payables and other monetary items in foreign currencies that have not been settled at the balance sheet date are translated at the exchange rates ruling on the balance sheet date. Differences between the exchange rates ruling on the balance sheet date and the transaction date are recognised as a financial item in the income statement.

Corporation tax and deferred tax
Tax for the year consists of current tax for the year and deferred tax for the year. Tax relating to the profit or loss for the year is recognised in the income statement, whereas tax directly relating to movements in equity is taken directly to equity. Any share of the tax recognised in the income statement relating to extraordinary results for the year is referred to extraordinary items while the remaining tax is referred to the profit/loss for the year.

Current tax liabilities and current tax receivables are recognised in the balance sheet as a receivable in case of overpayment of tax on account and as a liability in case of underpayment of tax on account.

Deferred tax is measured under the liability method on all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, no provision is made for temporary differences relating to non-tax deductible goodwill and other items, apart from company acquisitions, on which temporary differences have arisen at the time of acquisition without affecting net income for the year or taxable income. In cases where the tax base may be determined under alternative taxation rules, deferred tax is measured on the basis of the intended use of the asset or the planned settlement of the liability.

Deferred tax assets, including the tax value of tax losses carried forward, are measured at the value at which the asset is expected to be realised, either as an offset against tax on future earnings or as an offset against deferred tax liabilities within the same legal tax entity and jurisdiction.

Incentive plans
Warrants were granted to employees and the Executive Management in 2004 and previously years. Upon the exercise of warrants, new shares will be issued on the exercise date. Warrants granted after November 7, 2002 are measured at fair value on the date of grant and are expensed in the income statement over the vesting period under research and development costs or administrative expenses, respectively. The balancing item thereof is recognised directly in equity. Warrants granted before November 7, 2002 are not recognised. The key terms and conditions for the warrants grated are disclosed in the notes to the annual report.

Segment information
The company is administered as a single business entity, which operates in a single geographical market. Separate business areas cannot be identified in respect of the individual product candidates or geographical markets. Consequently segment information by business areas or geographical markets is not disclosed.

Net revenues
Income from research, development and cooperation contracts is recognised in the income statement if the general criteria for income recognition have been met, including that delivery of the service and transfer of risk have taken place before the end of the financial year, that the amount can be reliably measured and that payment is expected to be received. Net revenues are recognised over the term of the contract in accordance with the conditions of the contract. Net revenues are stated exclusive of VAT, charges and less price reductions by way of discounts.

Research costs
Research costs comprise salaries, costs of patents and premises as well as other costs including IT, depreciation and amortisation relating to the company's research activities. The company expenses all research costs in the year they are incurred.

Development costs
Development costs comprise salaries and costs of premises as well as other costs including IT and depreciation relating to development projects. Development projects are characterised by a single compound undergoing a number of toxicological tests to illustrate physical/chemical properties and effect in humans.

Administrative expenses
Administrative expenses include salaries, costs of premises and office expenses as well as other costs. This includes IT and depreciation relating to administration.

Other operating income/expenses
Other operating income and other operating expenses comprise accounting items of a secondary nature to the company's principal activities. This includes profits and losses on sales of intangible assets and property, plant and equipment.

Net financials
Financial income and expenses comprise interest and realised and unrealised value adjustments of securities and exchange rate adjustments.

Dividends from investments in subsidiaries
Dividends from investments in subsidiaries are recognised in the income statement of the parent company in the financial year in which the dividends are declared. To the extent dividends exceed accumulated earnings after the date of acquisition, the dividends are, however, not recognised in the income statement, but are recognised as a write-down of the cost of the investment.

BALANCE SHEET

Intangible assets
Licences and rights acquired for a consideration are measured at cost net of accumulated amortisation. The basis of amortisation is allocated on a straight-line basis over the expected useful lives of the assets. The period of amortisation is based on the expected financial and technological useful lives of the assets, which is 5 years.

Property, plant and equipment
Property, plant and equipment is measured at cost net of accumulated depreciation and write-downs.

Cost comprises the acquisition price and costs directly related to the acquisition up until the time when the asset is ready for use. For assets of own construction, cost comprises direct and indirect costs of labour, materials, components and sub-suppliers. Borrowing costs are not recognised as a part of cost.

Depreciation, which is stated as cost with reduction of any residual value, is calculated on a straight-line basis over the expected useful lives of the assets, which are:

Plant and machinery	5 - 10 years
Other fixtures and fittings, tools and equipment	2 - 10 years
Leasehold improvements	10 years

Profits and losses on the continuing replacement of property, plant and equipment are recognised in the income statement under "Other operating income" and "Other operating expenses".

Write-down of intangible assets and property, plant and equipment
The carrying amount of intangible assets and property, plant and equipment as well as long-term financial assets is tested on an annual basis to determine whether there are any indications of impairment other than that provided for by normal amortisation or depreciation. In the event of such impairment, the asset is written down to its recoverable amount. The recoverable amount of the asset is determined as the higher of the net selling price and value in use. Where the recoverable amount of an individual asset cannot be determined, the impairment requirement is assessed for the smallest group of assets for which the recoverable amount can be determined. Impairment losses are recognised in the income statement under research and development costs and administrative expenses, respectively.

The impairment requirement in respect of assets for which no value in use can be determined as the asset in itself does not generate future cash flows, is tested for impairment together with the group of assets to which they belong.

Receivables
Receivables are measured in the balance sheet at the lower of amortised cost and net realisable value, which corresponds to the nominal value less provisions for bad debts. Provisions for bad debts are determined on the basis of an individual assessment of each receivable.

Marketable securities
Marketable securities consist of investments in marketable securities with a maturity of more than three months at the time of purchase.

The company's portfolio of securities is classified as 'Financial assets measured at fair value through the income statement'. No active trading is taking place except for the replacement of investments at maturity or to manage the portfolio. Securities are measured at fair value, and any realised and unrealised gains and losses are recognised in the income statement under financials.

Cash and cash equivants
Cash comprises cash, bank balances and bank deposits on demand.

Provisions
Provisions are recognised when the Group has an existing legal or constructive obligation as a result of events prior to or on the balance sheet date, and it is probable that the utilization of economic resources will be required to settle the obligation.

Financial liabilities
Financial liabilities are measured at amortised cost, which in all materiality equals nominal value.

Leases
Leases of property, plant and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the leased assets or the present value of the minimum lease payments.

The corresponding rental obligations, net of finance charges, are included in non-current liabilities. The interest element of the finance cost is charged to the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

Property, plant and equipment held under finance leases is depreciated over the useful lives of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Prepayments, accrued and deferred income
Prepayments stated as assets comprise expenses paid relating to subsequent financial years such as licences, rent, insurance premiums, subscription fees and interest. Accruals and deferred income stated as liabilities comprise payments received relating to income in subsequent years.

Cash flow statement
The cash flow statement shows the company's cash flows for the year broken down by operating, investing and financing activities, the change in cash for the year and the company's cash at the beginning and end of the year.

Cash flows from operating activities
Cash flows from operating activities are stated as net income/(loss) adjusted for non-cash operating items such as depreciation, amortisation and write-downs, provisions and changes in working capital, interest received and paid concerning extraordinary items and corporation taxes paid. Working capital comprises current assets less current liabilities excluding the items included in cash.

Cash flows from investing activities
Cash flows from investing activities comprise cash flows from the purchase and sale of intangible assets, property, plant and equipment and financial assets.

Cash flows from financing activities
Cash flows from financing activities comprise cash flows from the raising and repayment of long-term loans.

Cash
Cash comprises cash, bank balances and bank deposits on demand.

The cash flow statement cannot be derived solely from the financial records disclosed.

Definition of financial ratios

$$\text{Current EPS} = \frac{\text{Profit}}{\text{Average number of shares}}$$

$$\text{Net asset value per share} = \frac{\text{Equity}}{\text{Number of shares at year-end}}$$

$$\text{Share price/net asset value} = \frac{\text{Shareprice x Number of shares}}{\text{Net asset value per share}}$$

$$\text{Assets/equity} = \frac{\text{Total assets}}{\text{Total equity}}$$

192



193

INCOME STATEMENT, JANUARY 1 – DECEMBER 31

Note		2004 DKK'000	2003 DKK'000
2	**Net revenues**	**21,344**	**20,100**
	Research costs	-27,468	-29,010
	Development costs	-52,899	-78,080
	Administrative expenses	-21,229	-17,864
	Operating profit/(loss)	**-80,252**	**-104,854**
	Other operating income	18,468	201
	Other operating expenses	-25	-1,845
	Profit/(loss) before net financials	**-61,809**	**-106,498**
8	Impairment of investments in subsidiaries	0	-3,319
3	Other financial income	7,418	6,173
4	Other financial expenses	-7,617	-5,556
	Profit/(loss) before tax	**-62,008**	**-109,200**
5	Corporation tax	0	0
	Net income/(loss)	**-62,008**	**-109,200**
18	**Earnings per share and diluted earnings per share**	**-5,3**	**-26,6**
	Settlement of loss		
	Settlement of loss:		
	Loss carried forward at 1 January	-5,505	0
	Net income/(loss)	-62,008	-109,200
	Loss carried forward to be offset in the share premium	67,513	103,695
	Retained loss for next year	**0**	**-5,505**

BALANCE SHEET, DECEMBER 31 - ASSETS

Note		2004 DKK'000	2003 DKK'000
6	Licences and rights	2,980	2,472
	Intangible assets	**2,980**	**2,472**
7	Plant and machinery	11,617	16,137
7	Other fixtures and fittings, tools and equipment	2,582	3,419
7	Leasehold improvements	2,222	2,723
7	Prepayments for property, plant and equipment under construction	40	50
17	**Property, plant and equipment**	**16,461**	**22,329**
8	Investments in subsidiaries	0	1,183
	Financial assets	**0**	**1,183**
	Non-current assets	**19,441**	**25,984**
9	Other receivables	6,274	4,686
10	Prepayments and accrued income	1,157	4,146
	Receivables	**7,431**	**8,832**
11	**Marketable securities**	**159,096**	**34,476**
	Cash and cash equivalents	**8,401**	**14,679**
	Current assets	**174,928**	**57,987**
	Assets	**194,369**	**83,971**

195

BALANCE SHEET, DECEMBER 31 - EQUITY AND LIABILITIES

Note		2004	2003
		DKK'000	DKK'000
12	Share capital	163,999	40,999
	Share premium	798	0
	Retained loss	3,959	-5,505
	Equity	**168,756**	**35,494**
13	Deferred tax	0	0
14	Loan from VækstFonden	12,636	30,005
15	Finance lease agreements	0	3,765
	Non-current liabilities	**12,636**	**33,770**
15	Finance lease agreement	3,680	3,870
	Trade payables	2,930	4,264
	Other payables	5,240	5,378
16	Deferred income	1,127	1,195
	Current liabilities	**12,977**	**14,707**
	Liabilities	**25,613**	**48,477**
	Equity and liabilities	**194,369**	**83,971**

17 Contingencies and other financial obligations

Other notes to the financial statements:

1 General information

21 Fees to auditors appointed at the general meeting

22 Staff

23 Warrants

24 Interest and currency risks

25 Information on related parties and transactions with related parties

26 Board of Directors and Executive Management

27 Winding up of Inoxell

/96

STATEMENT OF CHANGES IN EQUITY

	Number of shares	Share capital	Share premium	Retained loss	Total
		DKK'000	DKK'000	DKK'000	DKK'000
Equity at January 1, 2004	**4,099,980**	**40,999**	**0**	**-5,505**	**35,494**
Capital increase by rights issue	12,299,940	123,000	86,100	-	209,100
Costs in connection with rights issue	-	-	-17,789	-	-17,789
Net income/(loss)	-	-	-	-62,008	-62,008
Expensed value of issued warrants	-	-	-	3,959	3,959
Transfer to cover loss	-	-	-67,513	67,513	0
Equity at December 31, 2004	**16,399,920**	**163,999**	**798**	**3,959**	**168,756**
Equity at January 1, 2003	**4,099,980**	**40,999**	**103,695**	**0**	**144,694**
Net income/(loss)	-	-	-	-109,200	-109,200
Transfer to cover loss	-	-	-103,695	103,695	0
Equity at December 31, 2003	**4,099,980**	**40,999**	**0**	**-5,505**	**35,494**

Movements in the share capital:

	2004	2003	2002	2001	2000
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Share capital at the beginning of period	**40,999**	**40,999**	**40,962**	**40,950**	**4,989**
Capital increase	123,000	-	37	12	35,961
Share capital at the end of period	**163,999**	**40,999**	**40,999**	**40,962**	**40,950**

197

CASH FLOW STATEMENT, JANUARY 1 – DECEMBER 31

Note		2004 DKK'000	2003 DKK'000
	Net income/(loss)	-62,008	-109,200
19	Adjustments	-6,912	12,340
20	Change in working capital	-139	-16,830
	Cash flows from operating activities before net financials	**-69,059**	**-113,690**
	Interest received, etc.	7,418	6,173
	Interest paid, etc.	-678	-3,193
	Cash flows used in operating activities	**-62,319**	**-110,710**
	Purchase of intangible assets	-1,500	0
	Purchase of property, plant and equipment	-731	-2,352
	Sale of property, plant and equipment	250	1,057
	Purchase of marketable securities	-430,290	-117,003
	Sale of marketable securities	299,615	218,438
	Proceeds on winding up of Inoxell A/S	1,343	-
	Cash flows used in investing activities	**-131,313**	**100,140**
	Net proceeds from rights issue	191,311	-
	Repayments on finance leases	-3,957	-3,666
	Cash flows from financing activities	**187,354**	**-3,666**
	Change in cash and cash equivalents	**-6,278**	**-14,236**
	Cash and cash equivalents at January 1	14,679	28,915
	Cash and cash equivalents at December 31	**8,401**	**14,679**
	Cash and cash equivalents consists of:		
	Cash and demand deposits	6,305	14,151
	Term deposits	2,096	528
		8,401	**14,679**

NOTES TO THE FINANCIAL STATEMENTS

Note

1 General information

Pharmexa is a Danish biotechnology company focused on the development of new immunotherapeutic drugs for the treatment of cancer and inflammatory diseases. We have developed a technology platform based on active immunotherapy, as well as a promising pipeline of drug candidates from early research to clinical trials in patients.

2 Net revenues

Our net revenues only concern revenues in the Danish market.

	2004	2003
	DKK'000	DKK'000
3 Other financial income		
Foreign exchange gains	357	916
Marketable securities	6,799	5,005
Other financial income	262	252
	7,418	**6,173**

	2004	2003
4 Other financial expenses		
Exchange rate adjustments	278	370
Finance lease agreements	330	531
Realised and unrealised valuation loss on marketable securities	6,055	2,475
Other financial expenses	954	2,180
	7,617	**5,556**

	2004	2003
5 Corporation tax		
Total tax for the year	**0**	**0**
Breakdown of tax on the income/(loss) for the year:		
Computed 30% tax on the income/(loss) for the year before tax	-18,603	-32,760
Tax effect of:		
Impairment of subsidiaries	0	996
Tax loss carry forward expired	8,745	0
Deductible costs taken to equity	-1,288	0
Other non-deductible costs	12	50
Change in deferred tax asset not capitalised	11,134	31,714
	0	**0**

NOTES TO THE FINANCIAL STATEMENTS

Note		2004	2003
		DKK'000	DKK'000
6	**Licences and rights**		
	Cost at January 1	4,832	4,832
	Additions for the year	1,500	0
	Cost at December 31	6,332	4,832
	Amortisation at January 1	2,360	1,394
	Amortisation for the year	992	966
	Amortisation at December 31	3,352	2,360
	Carrying amount at December 31	**2,980**	**2,472**
	Amortised over	5 years	5 years
	Amortisation of intangible assets is charged to expense under the following items:		
	Research costs	252	0
	Development costs	740	966
		992	**966**

200

NOTES TO THE FINANCIAL STATEMENTS

Note

7 Property, plant and equipment	Plant and machinery DKK' 000	Other fixtures and fittings, tools and equipment DKK'000	Leasehold improvements DKK'000	Prepayments for property, plant and equipment under construction DKK'000
2004				
Cost at January 1	34,131	11,191	4,002	50
Additions for the year	385	336	20	40
Disposals for the year	-232	-195	-268	-50
Cost at December 31	34,284	11,332	3,754	40
Depreciation at January 1	17,994	7,772	1,279	-
Depreciation for the year	4,831	1,167	383	-
Reversal of depreciation on disposals for the year	-158	-189	-130	-
Depreciation at December 31	22,667	8,750	1,532	-
Carrying amount at December 31	**11,617**	**2,582**	**2,222**	**40**
Of which assets held under finance leases	3,454	1,064		
Depreciated over	5 - 10 years	2 - 10 years	10 years	
2003				
Cost at January 1	29,660	12,076	4,991	5,231
Additions for the year	5,642	91	1,355	-
Disposals for the year	-1,171	-976	-2,344	-5,181
Cost at December 31r	34,131	11,191	4,002	50
Depreciation at January 1	14,030	6,836	1,387	-
Depreciation for the year	4,875	1,654	499	-
Reversal of depreciation on disposals for the year	-911	-718	-607	-
Depreciation at December 31	17,994	7,772	1,279	-
Carrying amount at December 31	**16,137**	**3,419**	**2,723**	**50**
Of which assets held under finance leases	5,173	1,891		
Depreciated over	5 - 10 years	2 - 10 years	10 years	

Property, plant and equipment	2004 DKK'000	2003 DKK'000
Depreciation of property, plant and equipment is charged to expense as follows:		
Research costs	2,202	1,848
Development costs	3,601	4,537
Administrative expenses	578	643
	6,381	**7,028**

201

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
8	**Investments in subsidiaries**		
	Cost at January 1	25,000	25,000
	Disposal by liquidation	-25,000	0
	Cost at December 31	0	25,000
	Write-down at January 1	-23,817	-20,498
	Write-down for the year	-	-3,319
	Disposal by liquidation	23,817	-
	Write-down at December 31	0	-23,817
	Carrying amount at December 31	**0**	**1,183**

The company was wound up by solvent liquidation in 2004.

See note 27 for further details.

9	**Other receivables**		
	Of the total receivables, the following amount falls due for payment more than 1 year after the end of the financial year (deposits)	**2,900**	**3,598**

The weighted average interest rate on other receivables (current and non-current) is 0% No write-downs have been taken on receivables.

10 Prepayments and accrued income

Prepayments and accrued income mainly constitute prepaid costs regarding insurance, subscriptions and service agreements.

202

Note		2004 DKK'000	2003 DKK'000
11	**Marketable securities**		
	Cost January 1	34,505	131,896
	Additions for the year	430,290	117,003
	Disposals for the year	-302,039	-214,394
	Cost December 31	162,756	34,505
	Revaluation at January 1	-29	-51
	Revaluation for the year	-3,631	22
	Revaluation at December 31	-3,660	-29
	Carrying amount at December 31	**159,096**	**34,476**

Investments in securities are made according to the investment policy of the company.

The investment policy was changed in 2004 to the effect that investment may now be made in Danish mortgage and government bonds unlike before when investments were only made in government bonds. At 31 December 2004, the portfolio was composed of Danish mortgage bonds issued in DKK. Securities will be used to finance operations in the years ahead.

Marketable securities involve a risk as changes in the interest rate level will affect the price and hence the value of the portfolio There was an unrealised loss of DKK 3,660 thousand on these securities for 2004, which will be realised when the securities are sold.

At the beginning of January 2005, bonds with a nominal value of DKK 20,857 thousand will be drawn from the bond portfolio, and the amount will be reinvested according to the above-mentioned investment policy.

Breakdown of the portfolio at December 31 by term to maturity:

	2004 DKK'000	2003 DKK'000
Within 1 year	0	34,476
Between 1 and 5 years	0	0
More than 5 years	159,096	0
	159,096	**34,476**

12 Equity

The share capital consists of 16,399,920 shares with a nominal value of DKK 10 or multiples thereof. No shares carry any special rights.

The shareholders in general meeting have authorised the Board of Directors of Pharmexa to issue a total of 582,960 warrants in the period up to April 2005.

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
13	**Deferred tax**		
	Calculated tax asset	123,868	112,734
	Write-down to assessed value	-123,868	-112,734
	Carrying amount	**0**	**0**

Potential tax assets are stated at 30%, which is the current tax rate.

The tax asset has not been capitalised as, at present, it cannot be expected to be realised in future earnings.

	2004	2003
Breakdown of tax asset:		
Intangible assets	1,006	708
Property, plant and equipment	9,245	8,734
Miscellaneous provisions	243	0
Research and development costs capitalised for tax purposes	56,197	60,741
Tax losses carried forward	57,177	42,551
	123,868	**112,734**

Tax losses carried forward related to 2002 and later years can be carried forward infinitely.

14 Loan from VækstFonden

In 2004, VækstFonden wrote down the loan from DKK 21,000 thousand to DKK 8,563 thousand. The total write-down in 2004 including interest was DKK 18,251 thousand. The remaining part of the loan concerns the project HER-2 and will continue on unchanged conditions, however, without the right to write down the principal. The loan from VækstFonden is secured by the project and related production equipment. The loan carries interest at a rate of 7.3% p.a.

204

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
15	**Finance lease agreements**		
	Future lease liability – minimum lease payment:		
	Total future lease payments:		
	Within 1 year	3,778	4,183
	Between 1 and 5 years	0	3,865
	Total	**3,778**	**8,048**
	Fair value of liability equal to carrying amount.		
	Future financing charge on leasing	-98	-413
	Present value of finance leases	3,680	7,635
	Present value of liabilities from finance leases:		
	Within 1 year	3,680	3,870
	Between 1 and 5 years	0	3,765
	Total	**3,680**	**7,635**

The effective interest rate of the lease arrangement is 5.3%.

The company's finance lease agreements relate to laboratory equipment, plant and machinery and IT equipment. The lease contract includes an option at the end of the lease period. To the extent that the option is expected to be exercised, the payment for exercising the option is a part of the total lease payments.

16 Deferred income

Deferred income constitutes payments received concerning a research agreement.

Note		2004 DKK'000	2003 DKK'000
17	**Contingencies and other financial obligations**		
	Property lease contracts		
	Total future lease payments.		
	Within 1 year	11,751	11,477
	Between 1 and 5 years	46,560	45,650
	After 5 years	39,208	48,557
		97,519	**105,684**

Security

As security for the loan described in note 14, VækstFonden has a security in the project and related production equipment.

As security for the loan described in note 15, the lessor has security in the leased assets stated under property, plant and equipment.

Government grants

In previous years, under the item "Net revenues" in the income statement, the company has recognised a grant with a conditional charge from the National Agency of Industry and Trade, Denmark (Industri- og Handelsstyrelsen). In accordance with the agreement, the company is liable to repay the grant if income should arise from the research subject to the government grant. The contingent liability amounted to DKK 3,175 thousand at December 31, 2004. Possible repayment will take place as a percentage of future income. On sale of the product, a charge of 2.5% is to be paid. In the event of a total sale of the results of the research, a charge of 25% will be payable.

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
18	**Earnings per share and diluted earnings per share**		
	Earnings per share and diluted earnings per share have been calculated on the basis of the average number of shares.		
	Net income/(loss) (DKK'000)	-62,008	-109,200
	Average number of shares	11,715,833	4,099,980
	Earnings per share and diluted earnings per share	-5,3	-26,6
	There is no difference between the calculation of earnings per share and diluted earnings per share as Pharmexa reported an operating loss.		
19	**Cash flow statement – adjustments**		
	Other financial income	-7,418	-6,173
	Other financial expenses	7,617	5,556
	Share of income/(loss) of Inoxell A/S	-160	3,319
	Value of warrants granted	3,959	0
	Debt write-down, VækstFonden	-18,251	0
	Amortisation, depreciation and write-down of intangible assets and property, plant and equipment	7,373	7,994
	Profit and losses on sale of assets	-32	1,644
		-6,912	**12,340**
20	**Cash flow statement – change in working capital**		
	Change in receivables	1,401	-3,833
	Change in inventories	0	7
	Change in other current liabilities	-1,540	-13,004
		-139	**-16,830**
21	**Fees to auditors appointed at the general meeting**		
	Fee to Ernst & Young		
	Audit	150	150
	Other services	567	595
	Fee to PricewaterhouseCoopers:		
	Audit	100	100
	Other services	802	582

206

NOTES TO THE FINANCIAL STATEMENTS

Note		2004 DKK'000	2003 DKK'000
22	**Staff**		
	Wages and salaries	36,366	44,606
	Pensions	544	785
	Other social security costs	228	395
	Other staff costs	1,956	1,976
		39,094	**47,762**
	and has been charged to expense as follows:		
	Research costs	12,644	13,272
	Development costs	15,545	26,038
	Administrative expenses	10,905	8,452
		39,094	**47,762**
	Of which remuneration to the Executive Management and the Board of Directors:		
	Executive Management	3,107	2,963
	Board of Directors	490	585
		3,597	**3,548**
	The remuneration to the Executive Management may be specified as follows:		
	Salaries	1,877	2,936
	Bonus	300	0
	Pension	32	27
	Total pay	2,209	2,963
	Values of warrants issued	898	0
	Total remuneration	**3,107**	**2,963**
	Average number of employees	**60**	**94**
	Number of employees at the end of December	**59**	**65**

See also notes 23 and 26.

NOTES TO THE FINANCIAL STATEMENTS

Note

23 Warrants

The exercise of warrants granted in 2003 and before is conditional on employment at the time of exercise. Warrants granted after 2003 are fully vested at the time of grant. Exercise of these warrants depends on whether the holder is employed at the time of exercise or has been terminated by the company. Warrants are not regarded as a part of the salary and cannot be characterised as bonus or performance-related pay.

	Staff[1]	Executive Management	Board of Directors	Others	Total
Movements in warrants issued by the company:					
January 1, 2003	333,550	91,500	41,850	11,460	478,360
Change in status[2]	0	-33,500	-10,300	43,800	0
Granted during the year	0	0	0	0	0
December 31, 2003	**333,550**	**58,000**	**31,550**	**55,260**	**478,360**
January 1, 2004	333,550	58,000	31,550	55,260	478,360
Change in status[2]	-	-22,000	-20,625	42,625	-
Granted during the year	387,210	112,790	0	0	500,000
Total granted at December 31, 2004	**720,760**	**148,790**	**10,925**	**97,885**	**978,360**

[1] Including warrants granted to employee representatives.

[2] Two board members have resigned from the Board of Directors and members of the Executive Management have left the company.

Exercised and cancelled warrants can be specified as:					
Granted as of December 31, 2004	720,760	148,790	10,925	97,885	978,360
Exercised in 2000	500	0	0	0	500
Exercised in 2001	0	0	0	1,250	1,250
Cancelled in 2001[3]	7,500	0	0	3,960	11,460
Exercised in 2002	0	0	2,500	1,250	3,750
Expired in 2002	2,000	0	5,625	24,375	32,000
Expired in 2003	164,000	29,000	0	26,500	219,500
Expired in 2004	120,350	7,000	2,500	40,250	170,100
Total outstanding warrants as of December 31, 2004	**426,410**	**112,790**	**300**	**300**	**539,800**

[3] Cancelled warrants consist of warrants delivered back from employees transferred to Inoxell as of July 1, 2001, and warrants purchased from Others in February 2001.

At the date of grant, the fair value of the grant amounts to:					
May 27, 2004	1,520,990	430,100	0	0	1,951,090
December 7, 2004	1,539,638	468,368	0	0	2,008,006
	3,060,628	**898,468**	**0**	**0**	**3,959,096**

The values are fully recognised in the income statement for 2004 as all warrants issued are fully vested at the date of grant.

208

Note

23 Warrants (continued)

	Exercise price	Outstanding warrants	Exercise date	Market value per warrant	Market value in 2004	Market value in 2003
				DKK [4]	DKK [4]	DKK [4]
Outstanding warrants granted by the company as of December 31, 2004:						
Staff	250	39,200	9 April 2005	0	0	0
	19	77,800	7 June 2006	11.91	926,598	-
	19	77,800	7 Dec. 2006	12.80	995,840	-
	19	77,800	7 June 2007	13.59	1,057,302	-
	27	153,810	7 Dec. 2007	10.89	1,674,991	-
		426,410			4,654,731	0
Executive Management	19	22,000	7 June 2006	11.91	262,020	-
	19	22,000	7 Dec. 2006	12.80	281,600	-
	19	22,000	7 June 2007	13.59	298,980	-
	27	46,790	7 Dec. 2007	10.89	509,543	-
		112,790			1,352,143	-
Board of Directors	250	300	9 April 2005	0	0	0
		300			0	0
Others	250	300	9 April 2005	0	0	0
		300			0	0
Total		**539,800**			**6,006,874**	**0**

[4] The stated market value is calculated at December 31, 2004 based on the Black-Scholes formula for valuation of warrants. The calculation is based on the assumption of no dividend distribution, a volatility rate of 50%, risk free interest rate of 4.5% per annum, expected duration determined on the basis of the exercise date and finally the price of Pharmexa's shares on December 31, 2004, which was DKK 28.

209

NOTES TO THE FINANCIAL STATEMENTS

Note

24 Interest and currency risks

Interest risk:

The following contractual conditions apply to the company's financial assets and liabilities:

	December 31, 2004	Cash flow	Terms
Cash and cash equivalents	6,305	Ordinary demand deposits	Realised effective interest rate, average 1.9%.
Cash, term deposit	2,096	Ordinary demand deposits	Realised effective interest rate, average 5.4%.
Marketable securities	159,096	Investments in marketable securities are made according to the company's investment policy. The investment policy was changed during 2004, to the effect that investments may now be made in Danish mortgage and government bonds.	Effective interest rate, average 0.8%. The adjusted duration of the portfolio at December 31, 2004 is 0.51. The current effective interest rate for the portfolio at December 31, 2004, is 4.33%.
Non-current borrowings-VækstFonden	12,636	Repayment commences if the projects begin to realise an income	Interest rate of 7.3% p.a.

Currency risk:

The company does not employ hedging transactions. The company's foreign currency accounts at December 31, 2004 were as follows:

Currency	Payment/expiry		Receivables	Payables
		DKK'000	DKK'000	
USD	0-12 months		122	154
	More than 12 months			
GBP	0-12 months		-	344
	More than 12 months			
EUR	0-12 months		3	95
	More than 12 months			
SEK	0-12 months		-	10
	More than 12 months			
Other	0-12 months		-	3
	More than 12 months			
			125	**606**

210

Note

25 Information on related parties and transactions with related parties

Pharmexa has no related parties with a controlling influence.

Pharmexa has identified related parties with significant influence to comprise the subsidiary wound up in 2004, the Board of Directors, the Executive Management and managers of the company as well as the relatives of these persons. Related parties moreover comprise companies in which the above-mentioned persons have a material interest.

Other than as set out above, no transactions have been effected with the Board of Directors, the Executive Management, managers, significant shareholders, or other related parties, other than usual remuneration, including warrants, as disclosed in notes 22 and 23.

26 Board of Directors and Executive Management

The Board of Directors and the Executive Management of the company have the following shareholdings and warrants in Pharmexa A/S and hold the following directorships and managerial responsibilities in other companies apart from wholly-owned subsidiaries:

	Shares held	Warrants	Directorships and managerial responsibilities in other companies
Board of Directors			
Karl Olof Borg, chairman Board member since 2001	4,000	100	Eurocine AB, (CM), 7TM Pharma A/S, (BM), Bioinvent, International AB, (BM), Cartela AB, (BM), T-Cellic A/S, (BM), Medicon A/S, (BM), Galenica AB, (BM).
Jørgen Buus Lassen Board member since 1997	10,000	100	NeuroSearch A/S, (M+BM), NS Gene A/S, (CM), Gudme Raaschou Health Care Invest A/S, (CM), Bavarian Nordic Research Institute A/S, (BM), NicOx S.A., (BM).
Arne J. Giltin Board member since 1997	524	100	Proxima International ApS, (M), Genesto A/S, (BM), Innovision A/S, (BM).
Steen Klysner* Board member since 2003		12,650	
Finn Stausholm Nielsen* Board member since 2003		5,040	
Henrik Buch* Board member since 2000	800	3,370	
Executive Management			
Jakob Schmidt, Chief Executive Officer	14,706	112,790	Gudme Raaschou Vision A/S, (CM).

(CM) = Chairman
(BM) = Board member
(M) = Management
*) Employee representative

211

NOTES TO THE FINANCIAL STATEMENTS

Note

27 Winding up of Inoxell A/S

Pharmexa resolved in 2003 along with the investors, Dansk Erhvervsinvestering and LD Pensions, to cease the activities of the subsidiary Inoxell A/S. All activities were wound up in 2004, and the company was dissolved by solvent liquidation. The proceeds were DKK 1,343 thousand which was DKK 160 thousand more than expected, and the amount is included in other operating income.

212

STATEMENTS AND REPORTS

DIRECTORS' AND MANAGEMENT'S STATEMENT ON THE ANNUAL REPORT

The Board of Directors and the Executive Management have today considered and adopted the Annual Report of Pharmexa A/S for the financial year ended December 31, 2004.

The Annual Report is prepared in accordance with the International Financial Reporting Standards and any additional Danish disclosure requirements for the presentation of financial statements by listed companies.

We consider the accounting policies applied to be appropriate, and in our opinion the Annual Report gives a true and fair view of the assets, liabilities, financial position, and results of operations and cash flows of the company.

We recommend that the Annual Report be adopted by the shareholders at the annual general meeting.

Hørsholm, March 10, 2005

Executive Management

Jakob Schmidt

Board of Directors

Karl Olof Borg
Chairman

Jørgen Buus Lassen

Arne J. Gillin

Steen Klysner

Henrik Buch

Finn Stausholm Nielsen





Karl Olof Borg (63)
Board member
of Pharmexa
since 2001



Jorgen Buus Lassen (71)
Board member
of Pharmexa
since 1997



Arne J. Gillin (47)
Board member
of Pharmexa
since 1997



Steen Klysner (43)
Board member
of Pharmexa
since 2003

Employee
representative



Henrik Buch (42)
Board member
of Pharmexa
since 2000

Employee
representative



Finn Stausholm Nielsen (40)
Board member
of Pharmexa
since 2003

Employee
representative

AUDITORS' REPORT

We have audited the Annual Report of Pharmexa A/S for the financial year ended December 31, 2004, which is prepared in accordance with the International Financial Reporting Standards and additional Danish disclosure requirements for the presentation of financial statements by listed companies.

The Annual Report is the responsibility of the company's Board of Directors and Executive Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance, that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant estimates made by the Board of Directors and the Executive Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not give rise to any qualifications.

Opinion

In our opinion, the Annual Report gives a true and fair view of the company's assets, liabilities and financial position at 31 December 2004 as well as of the results of the company's operations and cash flow for the financial year ended 31 December 2004 in accordance with the International Financial Reporting Standards and additional Danish disclosure requirements for the presentation of financial statements by listed companies.

Hørsholm, March 10, 2005

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Peter Fredløv
State-Authorised Public Accountant

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Jens Røder
State-Authorised Public Accountant



VOCABULARY

Adjuvant Substance, which is mixed with an antigen with the purpose of enhancing the immunogenicity of the antigen. Together the antigen and the adjuvant constitute the protein based vaccine.

Antibodies An antibody is a molecule that can bind specifically to a certain antigen. Antibodies are produced by B-lymphocytes. The binding of an antibody to an antigen can lead to clearance of the antigen or activation of other immunological effector mechanisms directed towards the antigen.

AutoVac™ Target Self-protein that can be affected with the AutoVac™ technology to obtain a therapeutic effect.

Clinical Trial Investigation involving humans/patients to establish safety and efficacy in the development of a new therapy.

DNA Deoxyribonucleic acid. A molecule that contains the genetic information

DNA-pharmaccine/vaccine Therapeutic DNA vaccine, where DNA encoding the antigen is injected into the patient.

Epitope The part of an antigen that is recognised by the immune system. A B-cell epitope is the site of the antigen, which binds to an antibody

Immunogenicity The ability of an antigen to induce an immune response.

Immunotherapy Therapies that utilise the immune system or its components to combat disease conditions

In vitro Term used to designate an experiment performed within a test tube or an artificial environment.

In vivo Term used to designate an experiment performed within a living body.

Metastasis New Tumour that is derived from spreading of the original cancer.

Monoclonal Antibodies (Mab) Isolated antibody that can react with one (1) B-cell epitop of the antigen. Injection of a monoclonal antibody can be used therapeutically because of its ability to bind specifically to a known antigen.

Peptide Molecule consisting of a sequence of several amino acids Can be a part of a larger protein.

Proof of Concept in humans Proof of Concept is obtained upon scientific evidence in humans for the efficacy of the product or technology that is being investigated.

Protein Molecule that consists of amino acids. The number and sequence of amino acids is determined by the DNA (gene) encoding the protein. Proteins have multiple different functions in every biological material.

Recombinant molecule DNA or protein molecule that is constructed or modified e g by genetic engineering

Self-protein Protein synthesised by the individual itself

T-cells A cell derived from the thymus that plays a major role in a variety of immune reactions.







Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Tel.. +45 4516 2525
Fax: +45 4516 2500
www.pharmexa.com

ANNUAL REPORT 2005



Pharmexa

218



CONTENTS





LETTER FROM THE CEO

Dear Shareholder,

The year 2005 was an eventful year for Pharmexa, a year of great activity and positive changes.

It was a year of many opportunities, not least in terms of acquisitions. Our goal over the past couple of years is to position Pharmexa as the leading biotech company in our field: immunotherapy. Our strategy has been to achieve this goal through organic growth, i.e. through development of our own projects, and through inlicencing and acquisitions. During the year, we signed significant new inlicence agreements and made two acquisitions; all these things have significantly strengthened Pharmexa. Moreover, our projects enjoyed good progress.

In May 2005, we acquired GemVax, a Norwegian-based biotech company. Through this acquisition, we obtained the GV1001 vaccine, which we are planning to move into Phase III clinical trials. We have filed applications in a number of countries and are now awaiting regulatory permission to start up. The GV1001 Phase III trials are planned to be conducted in patients with inoperable pancreatic cancer. We are also planning to start Phase II trials with GV1001 in patients with liver cancer in 2006. Concurrently with the acquisition of GemVax, we made a rights issue in which we successfully raised about DKK 295 million, partly to fund the start-up of Phase III clinical trials with GV1001.

In late 2005, we acquired largely all the assets of Epimmune, a US-based biotech company. This gave us two complementary technology platforms within our field and a new business area: infectious diseases. The acquisition also gave us a well-functioning subsidiary on the strategically important US market. In this connection, we made a small but successful equity issue of approximately DKK 73 million. The shares were sold within a short period of time to a number of European biotech funds.

All these activities meant that at the end of 2005 Pharmexa had a rather different project portfolio and corporate structure than at the beginning of the year. Our vaccines are no longer only targeting cancer and inflammation, but through the acquisition of the assets of Epimmune they now also target infectious diseases such as HIV, hepatitis, malaria and influenza.

Our wide range of experience in immunotherapy was one of the reasons why we wanted to establish Pharmexa in a new area of business. The field of infectious diseases has a great deal in common with cancer, both in terms of immunology and vaccine technologies. With the acquisition of Pharmexa-Epimmune we had the opportunity to gain a clinical project portfolio from day one – even with substantial financial contributions from partnership agreements and public grants in the USA. We have great expectations for our portfolio in the field of infectious diseases.

2005 was a good year but there is still some way to go before we have generated satisfactory returns for all our shareholders. We have two important tasks in that connection. One is to ensure that the equity market understands and knows how to valuate the assets that actually exist in Pharmexa. The other task is for Pharmexa to prove in the years to come that we can generate a return on the substantial investments we have made in our own projects and in acquisitions. Both of these tasks will be in focus in 2006.

In our communications efforts, we will be increasing our investor relations work in 2006. This is to be done both in relation to our rapidly growing group of private shareholders and in relation to our many professional investors. In 2006, we intend to focus on the US investor segment in particular.

On the operational side, the challenge facing us will be to integrate, prioritise and further develop the many projects we have acquired. Both GemVax and Pharmexa-Epimmune have significant potential for further clinical trials, technological development and integration.

How should Pharmexa grow and change, then?

With GemVax and Pharmexa-Epimmune, the Pharmexa Group has one of the most experienced employee groups in the field of immunotherapy. Pharmexa now has a unique profile with a strong project portfolio: a number of key patent-protected platform technologies, including three therapeutic feet to stand on: cancer, inflammation and infectious diseases.

We are almost where we want to be. Our broad-spectrum clinical project portfolio gives us every opportunity to create substantial shareholder value.

I would like to end this letter by thanking all of our employees for the persistence, integrity and competence they show every day. I would also like to thank our many private and institutional shareholders for their continuing support of and interest in Pharmexa.

Jakob Schmidt
Chief Executive Officer

OBJECTS AND PRINCIPAL ACTIVITY: WHO IS PHARMEXA?

Pharmexa is a leading biotech company in the field of active immunotherapy and vaccines for the treatment of serious chronic diseases and infectious diseases. We have a number of patented technology platforms in immunotherapy and vaccination as well as a promising portfolio of drug candidates at development stages from early research to clinical trials in patients. We believe that our technologies and products will be competitive in terms of therapeutic effect, safety, patient friendliness and production costs.

Our project portfolio is broadly founded, with projects in the fields of cancer, inflammatory diseases and infectious diseases. We have several projects in clinical trials and expect more of our pre-clinical projects to move into the clinical phases in future.

We have obtained promising results from our own product development programmes and achieved proof of concept in many different recognised animal models. Our work has been published in the world's leading scientific journals. Furthermore, our technologies and products have received commercial seals of approval in the form of partnership agreements with H. Lundbeck, Innogenetics, IDM Pharma and Bavarian Nordic. Our work with infectious diseases has received approval in the form of several major grants from the US National Institutes of Health. We have worked within immunotherapy since the early 1990s, and this early start has given us a strong patent position, broad-ranging experience and access to some of today's most promising targets for immunotherapy.

Not only have we established the necessary know-how; we have also established an organisation and infrastructure around our technologies and products which has made the Pharmexa Group an efficient organisation for research into and development of immunotherapeutic drugs. This is supported by our pipeline of products at all stages from research up to Phase III clinical studies. We have also strengthened our competencies through acquisitions and by recruiting staff with experience in conducting late clinical studies and registration.

Our core competencies today include the development of immunotherapeutic drugs for cancer, inflammation and infectious diseases. We are therefore able to identify, optimise and develop many different products through the entire pharmaceutical research and development process, all the way from a structured target selection, validation



Hørsholm



San Diego

processes, pre-clinical research and proof of concept in animal models to the clinical development phase and late clinical trials. We have also developed several important management tools, IT systems and documents which make it simpler to transfer our projects to partners.

These competencies can all be ascribed to our highly experienced organisation, which currently consists of about 100 employees at three locations. About 80% of our staff work in research and development. We have established a professional financial, administrative, legal and information technology infrastructure to support our research and development organisation.

Pharmexa A/S is working from new and highly functional laboratories and offices comprising about 4,500 square metres. Some 70 of our employees work here. Pharmexa A/S' facilities are centrally located in the Danish "Medicon Valley" district, close to four large universities and Copenhagen Airport.

GemVax AS is located in Porsgrunn, Norway and has two employees. Through our Norwegian subsidiary, we are working closely with a number of hospitals and universities in Norway and Sweden on clinical research in new cancer vaccines.

Located in San Diego, our subsidiary Pharmexa-Epimmune Inc. is a world-class research organisation with expertise in the early development of epitope-based vaccines. The company has about 30 employees. Its core competencies are in vaccine design, T-cell immunology, cancer and infectious diseases.

San Diego has one of the highest concentrations of biotech companies in the world. The San Diego area is home to more than 500 biotech companies and a number of leading academic institutions, including UCSD, the Scripps Institute and the SALK Institute. With significant activities at San Diego, Pharmexa will be able to further develop and strengthen its scientific and clinical network in the USA and to recruit staff from a unique talent pool.

Above are photos of our two facilities at Hørsholm, Denmark, and San Diego, USA.

STRATEGY AND PROSPECTS: WHERE IS PHARMEXA GOING?

Our vision is to become the world's leading biotech company in the field of immunotherapy. We expect that immune therapy will become an important growth area in the future, and our strategy aims at achieving the best possible position in the field over the course of the next few years.

Pharmexa's planned organic growth aims to prioritise and further develop our broad project portfolio, to fulfil our project targets and to integrate our companies in Denmark, the USA and Norway. We are also focusing on strengthening and prolonging the company's patent rights within peptide vaccines and recombinant protein vaccines and, through further development or inlicencing of auxiliary technologies, reducing the time spent and costs involved in developing new immunotherapy programmes.

We are pursuing a partnering strategy for our portfolio according to which selected projects are brought forward to late clinical trials with a view to optimising the return on the projects. This strategy currently applies to our GV1001 peptide vaccine against pancreatic cancer and our breast cancer vaccine HER-2 Protein AutoVac™. We believe that this strategy creates the greatest value for the company and our shareholders. We intend to seek partners for other projects at earlier points in time in order to further validate our technologies, reduce costs and generate revenues. We also intend to seek partners very early in the research phase, both within cancer, inflammation, infectious diseases and areas of disease in which we do not hold special competencies, in order to achieve a broad exploitation of our technology platforms.

Our non-organic growth strategy aims to optimise the return on the substantial assets that have been built up in the Pharmexa Group by way of process know-how, clinical experience and physical infrastructure for the development of immunotherapy drugs and vaccines and to establish a suitable and diversified risk profile in our project portfolio.

Following the acquisition of GemVax and Pharmexa-Epimmune in 2005, the Pharmexa Group is now, at the start of 2006, one of the strongest and most broadly founded biotech companies in its field.

Through our acquisition strategy, we have taken advantage of recent years' difficult biotech markets to strengthen Pharmexa. This will also be our goal in future, and we expect a continuing consolidation in the fields of immunotherapy and vaccines. With our clear focus on immunotherapy and vaccines and our very lengthy experience in the field, we see opportunities to use this strategy to increase shareholder value.

Immunotherapy, especially for cancer, continues to be a very difficult field. A great deal of experience, patience and financial resources are required to work in this area. Our fundamental belief is that the potential rewards – to our shareholders, to patients and to society – more than justify the investments Pharmexa makes.

223



DIRECTORS' AND MANAGEMENT'S REPORT

HIGHLIGHTS OF 2005

As described in the 2004 annual report, Pharmexa wanted to participate actively in the consolidation of the biotech industry, whilst retaining its focus on active immunotherapy. This resulted in two acquisitions in 2005: one in Norway and one in San Diego, USA.

After the end of the financial year, Pharmexa filed a Phase III application for GV1001 against pancreatic cancer. This is the first time Pharmexa is within reach of pivotal trials with a drug.

- In January, Pharmexa licences Antigenics' QS-21 adjuvant (an immune-stimulating substance) for use in the HER-2 Protein AutoVac™ vaccine.
- In January, the first patient begins treatment with HER-2 Protein AutoVac™ in Pharmexa's Phase II trials.
- In February, Pharmexa files an application for start-up of an additional Phase II trial with HER-2 Protein AutoVac™; the vaccine will be formulated using QS-21.
- In March, Pharmexa and BN ImmunoTherapeutics Inc. (a subsidiary of Bavarian Nordic) sign a non-exclusive licence agreement concerning Pharmexa's HER-2 DNA AutoVac™ technology.
- In May, Pharmexa acquires GemVax AS and in that connection also completes a rights issue to fund two major Phase III pancreatic cancer trials.
- In June, Pharmexa announces that it has received DKK 295 million of proceeds from the rights issue, equivalent to the maximum proceeds. The rights issue attracts strong interest from Danish and foreign investors.
- In August, Pharmexa announces promising preliminary Phase II results with its HER-2 Protein AutoVac™ breast cancer vaccine and receives approval to start up another Phase II trial with the vaccine.
- In November, Pharmexa announces the acquisition of the activities of the former Epimmune in San Diego, USA and establishes a subsidiary in the USA with 27 employees from the former Epimmune. Concurrently with the acquisition, Pharmexa successfully completes a equity issue placement with proceeds of approximately DKK 73 million.
- In December, Pharmexa announces that the first patient has started treatment in the Phase II trial with HER-2 Protein AutoVac™ administered together with the adjuvant QS-21.

Significant events after the end of the financial year

- In January 2006, Pharmexa announces that the acquisition of the assets in the former Epimmune, San Diego, USA, has been completed as planned.
- In January 2006, Pharmexa announces the start-up of Phase I trial in HIV together with HVTN (HIV Vaccine Trials Network).
- In February 2006, Pharmexa reports that the initial Phase III application has been filed for start-up of trials with GV1001 against pancreatic cancer.

224

FINANCIAL HIGHLIGHTS AND KEY RATIOS

(In DKK thousands except per share data)	2005[2]	2004[3]	2003[4]	2002[4]	2001[4]
KEY FIGURES					
Income statement					
Revenue	2,680	21,344	20,100	30,061	19,913
Research costs	42,452	26,591	33,815	91,706	76,419
Development costs	61,931	51,758	78,080	66,763	26,169
Administrative expenses	23,946	19,779	18,325	20,434	19,193
Loss before other operating items	-125,649	-76,784	-110,120	-148,842	-101,868
Other operating items	2,649	18,443	-10,664	-57	-177
Net financials	4,933	-199	684	7,909	14,890
Net loss for the year	-118,067	-58,540	-109,200	-137,870	-86,192
Balance sheet					
Intangible assets	133,391	2,980	2,472	3,438	3,623
Marketable securities and cash and cash equivalents	331,782	167,497	50,448	174,824	309,313
Total assets	496,829	194,369	84,761	220,455	350,393
Share capital	375,999	163,999	40,999	40,999	40,962
Shareholders' equity	463,621	168,756	35,494	144,694	282,264
Cash flow					
Cash flow from operating activities	-89,499	-62,319	-121,776	-125,989	-78,316
Cash flow from investing activities[1]	731	-131,313	102,773	-156,286	-17,403
hereof purchase and sale of securities, net	81,513	-130,675	101,435	-136,063	-
hereof invested in subsidiaries	-76,733	-	-	-	-
hereof invested in property, plant and equipment and intangible assets, net	-4,049	-1,981	1,338	-20,223	-17,403
Cash flow from financing activities	340,719	187,354	-3,666	11,603	14,996
Change in cash and cash equivalents	251,951	-6,278	-22,669	-270,672	-80,723
FINANCIAL RATIOS					
Current EPS (DKK 10 per share)	-4.4	-4.3	-19.0	-24.0	-15.1
Average number of shares	26,696,862	11,715,833	4,099,980	4,098,644	4,095,813
Number of shares at year-end	37,599,840	16,399,920	4,099,980	4,099,980	4,096,230
Net asset value per share (DKK 10 per share)	12.3	10.3	8.7	35.3	68.9
Share price at year-end	24	28	31	41	109
Price/net asset value	1.95	2.72	3.56	1.16	1.58
Assets/equity	1.07	1.15	2.39	1.52	1.24
Number of employees (full-time equivalents), year-end	94	59	65	149	130
Number of employees (full-time equivalents), average	63	60	106	143	120

1) From 2002 cash flow from investing activities include purchases and sales of marketable securities in connection with a change in the Company's portfolio management approach.
2) For 2005 the financial highlights consist of consolidated figures for Pharmexa A/S and its two wholly-owned subsidiaries GemVax AS and Pharmexa-Epimmune Inc.
3) For 2004 the financial highlights only consist of figures for Pharmexa A/S.
4) For 2001-2003 the financial highlights consists of consolidated figures for Pharmexa A/S and the former Inoxell A/S.

Ratios have been calculated in accordance with "Recommendations & Ratios 2005" from December 2004, issued by the Danish Society of Financial Analysts. Please refer to the section on definitions in "Accounting policies".



SUMMARY COMMENTS ON THE FINANCIAL STATEMENTS

In 2005 the Group realised revenue of DKK 2.7 million and a net loss of DKK 118.1 million. The Group's research cost amounted to DKK 42.5 million and the development cost amounted to DKK 61.9 million. The administrative expenses amounted to DKK 23.9 million. The Group's marketable securities and cash and cash equivalents totalled DKK 331.8 million at December 31, 2005. The financial performance in 2005 exceeded the expectations, which was partly due to a changed accounting treatment of warrants in accordance with IFRS 2, and partly the change in the plans for the HER-2 Protein Phase II trials and a postponement in the expected start of the Phase III TeloVax-trial to the beginning of 2006.

In 2005 Pharmexa took over all of the shares in GemVax and established a subsidiary in USA, which took over most of the activities in the former Epimmune. The purchase price mainly covers acquired intangible assets such as patents, patent applications, clinical projects, technologies and trade marks, and they have been capitalised. The purchase price of the intangible assets in GemVax AS and Pharmexa-Epimmune Inc. amounts to DKK 140.3 million.

Please also refer to the Management's discussion and analysis of the financial report and other reports.


GV1001
Batch n°
Store at
Expiry
Pharmexa

IMMUNOTHERAPY AND THERAPEUTIC VACCINES: WHAT IS PHARMEXA WORKING ON?

Immunotherapy aims to increase or induce a therapeutic immune response to a disease after it occurs. Immunotherapy is ideal for treating diseases in which the patient's own immune system is either unable to identify a pathogen (for example a cancer protein or a virus protein) as harmful or its response is too weak to effectively combat the pathogen in question. Immunotherapy can be either passive or active immunotherapy.

Passive immunotherapy is performed by administering artificially produced monoclonal antibodies that are similar to the patient's own antibodies. Thus, monoclonal antibodies are not intended to stimulate a reaction from the patient's own immune system to the disease, but rather to simulate an immune response. The monoclonal antibodies marketed over the past almost ten years have been highly successful, which demonstrates the commercial potential and market acceptance of immune therapy.

Active immunotherapy, also called therapeutic vaccines, aims to increase or induce a therapeutic immune response through the patient's own immune system. In particular, the use of active immunotherapy in cancer treatment is being evaluated. Of the cancer vaccines currently under development, two-thirds aim at inducing a killer-cell (CTL) response, whilst others attempt to generate antibody responses. Pharmexa uses both methods.

Therapeutic vaccines are currently being developed for such different diseases as cancer, rheumatoid arthritis, osteoporosis, diabetes, obesity and Alzheimer's disease. One of the benefits of therapeutic vaccines is that the quantity of the drug needed for treatment is substantially lower than for monoclonal antibodies. Pharmexa expects that up to 1000 times less drug will be needed per treatment. However, it is just as important that patients' own antibodies may turn out to be more efficient than artificial antibodies administered therapeutically.

To this should be added that a number of diseases can presumably only be treated effectively if the killer-cells of the patient's immune system are stimulated, and that can currently only be achieved with a therapeutic vaccine.

Pharmexa's project portfolio

Name	Target	Indications	Marketing rights	STATUS Research	Pre-clinical	Phase I	Phase II	Phase III
Cancer								
GV1001	Telomerase	Pancreas cancer	Pharmexa				Phase III*	
PX 104.1	HER-2 Protein	Breast cancer	Pharmexa				Phase II	
PX 103.2	HER-2 MVA	Breast cancer	Bavarian Nordic	Pre-clinical development				
EP2230	Human Papilloma Virus	Cervical cancer	Innogenetics	Pre-clinical development				
Infectious diseases								
EP1090	HIV	HIV therapeutic	Pharmexa			Phase I/II		
EP1043	HIV	HIV prophylactic	Pharmexa			Phase I		
EP1233/EP1232 (MVA-BN32)	HIV	HIV therapeutic and prophylactic	Pharmexa/ Bavarian Nordic	Pre-clinical development				
EP2210 (GCR-3697)	Hepatitis B Virus	Hepatitis B	Innogenetics			Phase I/II		
EP2220	Hepatitis C Virus	Hepatitis C	Innogenetics	Pre-clinical development				
EP1300	P. falciparum	Malaria prophylactic	Pharmexa	Pre-clinical development				
Inflammation/Autoimmune diseases								
PX 106	Abeta	Alzheimers	H. Lundbeck	Pre-clinical development				
PX 107	RANKL	Bone disorders	Pharmexa	Pre-clinical development				

*) application filed

MARKET

PIPELINE: WHAT DRUGS DOES PHARMEXA DEVELOP?

Pharmexa has built up a product pipeline in cancer, inflammatory diseases and infectious diseases, both in house and in collaboration with partners. Below is a description of the individual products in the pipeline list.

GV1001: A therapeutic vaccine against pancreatic cancer

GV1001 is a peptide vaccine that activates the immune system so that it recognises and kills cancer cells.

GV1001 targets an enzyme called telomerase. Telomerase is seldom found in normal cell types but is over-expressed in most cancer cells. In scientific circles, telomerase activity is considered a key factor in the process whereby cancer cells lose their normal mortality, a common feature for all cancers. In theory, then, GV1001 could turn out to be a universal cancer vaccine.

The telomerase enzyme is one of the body's own proteins, and would thus not normally be recognised and attacked by the immune system. GV1001 exploits the fact that the immune system can actually recognise and react to parts of the telomerase molecule when it is presented in the right way.

GemVax has tested the GV1001 vaccine in a Phase I/II clinical trial in 48 patients (38 evaluable) with pancreatic cancer. The patients were divided into three dose groups: 60 nmol, 300 nmol and 1000 nmol. In the group of patients who received the medium-high dose, 75% of the patients had an immune response. The highest dose did not lead to a higher immune response than the medium-high dose, which may be because the patients receiving the medium-high dose had received maximum stimulation. The immune response set in quickly, after three-four weeks, and was prolonged. The median lifetime of patients in the medium-high dose group was 8.6 months, compared with a median lifetime of approximately five months in patients treated with Gemcitabine chemotherapy. The difference in median lifetime between immune responders and non-responders was 4.3 months. The median lifetime is the time after which half of the patients are still alive.

Since 2000, GV1001 has also been tested in seven small clinical studies in Non-Small-Cell Lung Cancer (NSCLC), malignant melanoma and pancreatic cancer. Altogether, more than 120 patients have been vaccinated with

WHAT IS THE PATENT SITUATION FOR GV1001?

On February 2, 2006, the US-based biotech company Geron issued a press release which specifically mentioned Pharmexa's telomerase peptide vaccine GV1001.

Pharmexa has issued and validated patents for the GV1001 vaccine in 16 European countries and recently received a so-called "notice of allowance" from the US patent authorities regarding a US patent for GV1001. Pharmexa also has patents issued for GV1001 in Australia. Pharmexa is convinced that the vaccine does not infringe any third-party patents.

As described in Pharmexa's prospectus from May 2005, Pharmexa has filed an opposition against Geron's European patent (EP841396) from the European Patent Office and has requested that the patent be invalidated. Pharmexa expects to be successful in the opposition hearings, which the company expects will be completed in 2009. Geron has similarly filed an opposition against Pharmexa's European patent (EP1093381). The Opposition Division of the EPO recently refused to grant Geron's request for invalidation of the issued patent, but upheld Pharmexa's patent with modified claims, which still provides Pharmexa with substantial and sufficient protection. The company expects this case to be concluded in 2007.

Pharmexa's issued patent claims cover specific peptides, including the vaccine GV1001, and their use in cancer immunotherapy. In addition, divisional patent applications have been filed in both Europe and the USA.

To date, Pharmexa has not been contacted by Geron or any other third party claiming that licences are required for the further development and commercialisation of GV1001.

GV1001. There have been significant indications of a clinical effect, whilst the vaccine in all cases turned out to be without material adverse effects.

Pharmexa recently filed the first applications with the regulatory authorities in a number of European countries for approval to start up Phase III trials with GV1001. The intention is to test GV1001 in two large Phase III trials with a total of 1,600 patients within pancreatic cancer. Moreover, Pharmexa plans to file an application for approval to begin Phase II trials in patients with liver cancer by summer 2006.

PX 104.1: A therapeutic vaccine against breast cancer
PX 104.1, also called HER-2 Protein AutoVac™, is a vaccine for the treatment of metastatic breast cancer.

HER-2 (Human Epidermal Growth Factor Receptor 2) is a validated cancer target. Approximately 20-30% of women diagnosed with breast cancer overexpress the HER-2 protein on tumour cells, and this overexpression is generally associated with a more aggressive progression of the disease and a worse prognosis than in HER-2-negative patients. HER-2 is also overexpressed in many other types of cancer. Herceptin®, a treatment targeting HER-2 and based on monoclonal antibodies, has been approved by the regulatory authorities in the USA and Europe.

Pharmexa is developing the HER-2 Protein AutoVac™ vaccine for the treatment of metastatic breast cancer. Following publication of favourable Phase I trials in January 2004, Pharmexa has now started up Phase II trials with the HER-2 Protein AutoVac™ breast cancer vaccine, which is administered together with the adjuvant QS-21. Scheduled for completion in late 2006, the trial will include up to 40 breast cancer patients. The trial will be conducted in Poland, Romania and Russia.

The HER-2 Protein AutoVac™ vaccine has been designed to induce an antibody reaction against the HER-2 protein. Pharmexa has previously reported promising data from a Phase I trial which showed that the vaccine is able to induce an antibody reaction and is safe for patients. However, the purpose of the Phase I trial was not to demonstrate a tumour effect. As the next step in the development process, the Phase II trial will look at the clinical effect of the vaccine, including its effect on tumours. Moreover, the ability of the vaccine to induce the desired antibody reaction will be studied further.

PX 103.2: A therapeutic vaccine against breast cancer
PX 103.2, also called HER-2 DNA AutoVac™, is a vaccine for the treatment of breast cancer which stimulates the immune systems killer-cells (CTL) to combat cancer cells.

A Phase I/II clinical trial involving 27 patients was successfully completed in December 2002, and Pharmexa subsequently received approvals for a Phase II clinical trial in Denmark and the UK. However, the trial was put on hold for priority reasons.



PHARMEXA AND BIRD FLU

There is a risk that the world will be hit by a new flu pandemic in the next few years. A possible scenario is that the H5N1 bird flu virus, which has received so much media attention, will mutate and gain the ability to be passed from human to human.

If such a pandemic occurs, a number of pharmaceutical companies will attempt to make a vaccine against H5N1. This vaccine will be a traditional vaccine, i.e. a weakened virus vaccine whose purpose would be to stimulate a strong, antibody-based immune response to the H5 and N1 virus proteins. The antibodies will keep the person from being infected with the virus. Such traditional vaccines are produced in hen's eggs. In addition, certain existing antiviral drugs, including Tamiflu, may be able to weaken an outbreak in some individuals.

The problem with this strategy is that it takes several months to produce a new vaccine in sufficient quantities. In the case of bird flu, access to hen's eggs may be limited as well. The vaccine cannot be produced in advance, partly because it is not certain that H5N1 is the cause of the outbreak, and partly because such vaccines have a limited shelf life.

For these reasons, Pharmexa-Epimmune is working on a different approach to flu vaccines. Instead of vaccinating against the H5 and N1 surface proteins, Pharmexa-Epimmune intends to vaccinate against epitopes inside the virus, including epitopes which the virus does not mutate and replace. Pharmexa-Epimmune has already identified several hundred potential flu epitopes with their patented EIS™ technology.

Pharmexa-Epimmune's vaccine will be a polyepitope vaccine which triggers a cell-based immune response, as opposed to the antibody-based response in a traditional flu vaccine. A cell-based immune response cannot protect against the virus being transferred, but it can help patients recover more quickly from the disease. In other words, an epitope vaccine will not reduce the number of people who catch the virus, only the number of people who die from it.

There are two advantages in using a polyepitope vaccine. One is that the vaccine can be made now and be effective against all known and expected future types of flu. The other is that peptides are easy to produce (no hens' eggs necessary), and have a long shelf life. Combining a polyepitope vaccine with a traditional flu vaccine would potentially be highly effective.

Pharmexa-Epimmune is working on a polyepitope vaccine against flu which, based on the last two years' research work, is expected to contain approximately 30-40 flu epitopes. We also expect to initiate work on a more traditional recombinant protein vaccine containing our patented PADRE® epitope.

EPITOPE VACCINES: WHAT ARE THEY?

Through its subsidiaries in Norway and the USA, Pharmexa is working on several so-called epitope-based vaccines. The designation is often used to indicate peptide vaccines.

An epitope is a short sequence of amino acids, the building blocks of the body, which the immune system can recognise and react against. For example, the length of Pharmexa's patented PADRE® epitope is 13 amino acids. Such short sequences of amino acids are called peptides, whereas proteins are very long sequences of amino acids, sometimes with a length of more than a thousand amino acids.

When the body is attacked by a virus or bacteria, it is these epitopes that the immune system recognises and reacts against. The cells of the immune system cut up protein molecules, for instance from a virus or a cancer cell, and present small peptide pieces from these proteins on their surface. Some of these peptide pieces will be epitopes and be recognised by the immune system. When that occurs, an immune response begins.

However, not all epitopes are equally good at waking up the immune system, either because the epitope tends to not be represented in the right way, or because it is not represented a sufficient number of times. This is one of the reasons why cancer cells sometimes escape the notice of the immune system. The immune system must, so to speak, see the epitope in the right way and a certain number of times before the entire complicated cascade of events constituting an efficient immune response begins. This can be used in a vaccine.

This is the case because, for a large number of cancer proteins and proteins from vira and bacteria, special technologies can now be used to identify and subsequently produce epitopes which the immune system is known to be able to recognise. With its patented EIS™ technology, Pharmexa-Epimmune is one of the pioneers in this field.

Epitope/peptide vaccines such as GV1001, EP1090 and EP1300 ensure that the immune system sees a sufficient

Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, signed an agreement in March 2005 under which BN ImmunoTherapeutics obtained a global non-exclusive licence to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN vector. The agreement is a continuation of the former research agreement between Pharmexa and Bavarian Nordic. The agreement includes milestone and royalty payments to Pharmexa.

Bavarian Nordic has previously announced that it expects to start up trials with the combination of the HER-2 MVA AutoVac™ and MVA-BN vector in Q3 2006.

EP1090: A therapeutic vaccine against HIV

EP1090 is an epitope-based DNA vaccine against HIV which activates the immune system's killer-cells (CTL) to attack HIV-infected cells.

EP1090 has been successfully tested in a Phase I trial in 40 patients infected with HIV-1. The trial was conducted in collaboration with the University of Colorado as a placebo-controlled trial. EP1090 was found to be a safe, well-tolerated and immune-stimulating vaccine.

EP1090 has also been tested by the HIV Vaccine Trials Network in a Phase I trial with 42 non-HIV-1-infected volunteers. The trial was sponsored by the National Institutes of Health, Division of AIDS, in the USA. EP1090 was again found to be a safe and well-tolerated vaccine; the immune response is still being measured.

Pharmexa holds all the rights to EP1090.

EP1043 + EP1090: A preventive vaccine against HIV

EP1043 is a epitope-based recombinant protein vaccine against HIV which activates the immune system's helper-cells (HTL) and is designed to be used in combination with vaccines that activate the immune system's killer-cells (CTL).

EP1043 is an epitope-based recombinant protein vaccine designed to induce HIV-1- specific HTL immune responses. The vaccine consists of a chain of 18 HIV-associated helper-cell epitopes, each separated by a so-called spacer with a view to optimising the efficiency. The EP1090 DNA vaccine encodes 21 HIV-1-associated killer-cell (CTL) epitopes, which exist in most virus sub-types. The epitopes in both vaccines were selected using Pharmexa-Epimmune's patented Epitope Identification System (EIS™), and each of them is expected to be able to stimulate the immune system in most of the patient population.

EP1043 + EP1090 are currently being tested in a Phase I trial sponsored by the Division of AIDS of the National Institutes of Health in the USA. The trial includes approximately 120 volunteers in the USA and Peru.

Pharmexa holds all the rights to EP1043.

number of the epitopes against which an immune response is desired, and sees them in the right way for the desired immune response to actually begin. For example, Pharmexa's peptide vaccine GV1001 is a 16-amino-acid-long sequence which contains two different types of epitopes. The purpose is to wake up both the helper cells and killer cells of the immune system – in the case of GV1001 so that they attack the telomerase enzyme, which the cancer cells need to become immortal.

EP1090 and EP1300 are examples of so-called polyepitope vaccines, which contain many different epitopes from several different proteins. The idea behind polyepitope vaccines is to ensure that the vaccine remains effective even though the virus mutates and replaces some of its proteins. At the same time, polyepitope vaccines can ensure that the vaccine is effective in a broad population. Cancer cells also mutate often, and here polyepitope vaccines can also be a good approach.

Epitope vaccines (or peptide vaccines) differ from Pharmexa's recombinant protein vaccines (AutoVac™ vaccines) in a number of respects. Generally, epitope vaccines lead to a cell-based immune response, whereas Pharmexa's protein vaccines lead to an antibody response. It is a great advantage to have access to both methods. Another difference is that epitope vaccines are often administered as DNA vaccines, meaning that, instead of injecting the actual epitope, a piece of DNA is injected which encodes the epitope(s). This influences how the epitope is presented to the immune system. Pharmexa uses both methods.

EP1233 and EP1232 (MVA-BN32):
A preventive vaccine against HIV

EP1233 is an epitope-based DNA vaccine against HIV which activates both helper-cells (HTL) and killer-cells (CTL). An epitope-matched MVA (Modified Vaccinia Ankara) viral vector vaccine (jointly owned by Pharmexa and Bavarian Nordic) is also under development for use in combination with EP1233.

The research and development costs associated with EP1233 and EP1232 are primarily funded through a grant from the NIAID (National Institute of Allergy and Infectious Diseases). Under this grant, Pharmexa-Epimmune is leading a consortium consisting of Bavarian Nordic, SRI International and Althea Technologies. Pharmexa-Epimmune and Bavarian Nordic hold the commercial rights to EP1233 and EP1232. The programme is currently in pre-clinical development.

EP1300 – a preventive vaccine against malaria

EP1300 is an epitope-based vaccine against malaria which activates both helper-cells (HTL) and killer-cells (CTL). EP1300 has been designed for use in most of the world's population.

The research and development costs associated with EP1300 are financed by a grant from NIAID. The clinical evaluation will be conducted by NIH with a view to further development of the vaccine against malaria. The programme is currently in pre-clinical development.

Pharmexa holds all the rights to EP1300.

EP2210, EP2220 and EP2230:
Therapeutic vaccines against hepatitis B, hepatitis C and human papilloma virus

EP2210 is a DNA vaccine against hepatitis B which activates both helper-cells (HTL) and killer-cells (CTL). The vaccine has been designed for use anywhere in the world. EP2210 has been tested in Phase I trials in healthy volunteers and was found to be a safe and well-tolerated vaccine.

EP2220 and EP2230 are therapeutic vaccines against hepatitis C and human papilloma virus. The vaccine design will presumably correspond to other polyepitope vaccines developed by Pharmexa-Epimmune.

The Belgian-based biotech company Innogenetics is responsible for development of EP2210, EP2220 and EP2230 and holds all the commercial rights to these vaccines. Pharmexa will receive milestone payments and royalties on any future sales of products.

PX 107: A therapeutic vaccine against bone diseases
In a number of metabolism-related bone diseases, changes are seen in the volume of the receptor activator of NF-κB ligand (RANKL) in the cells. RANKL is an important regulator in bone resorption and a therapeutic target for diseases associated with bone destruction such as osteoporosis, bone metastases, rheumatoid arthritis and metabolism-related bone diseases.

Pharmexa has shown that pre-clinical studies suggest that vaccination against the RANKL protein based on the AutoVac™ method may be effective in the control of bone loss and inflammation. The company develops a human RANKL AutoVac™ vaccine to be used against bone diseases.

Pharmexa holds all the rights to PX 107.

PX 106: A therapeutic vaccine against Alzheimer's disease
Since 2000, Pharmexa has had a research and development partnership with H. Lundbeck in which Pharmexa's AutoVac™ technology is used to develop a vaccine as a therapy for Alzheimer's disease. The existing therapies are limited to symptom relief, so new and improved drugs are needed.

Earlier in the partnership, Pharmexa obtained proof of concept of the vaccine in pre-clinical trials. This means that, used on the protein target causing Alzheimer's disease in relevant animal models, the AutoVac™ technology had the desired effect. On the basis of these results, H. Lundbeck started the development phase of the project, during which a limited number of AutoVac™ molecules will be studied in greater detail with a view to final selection of a development molecule and back-ups for clinical trials in patients.

H. Lundbeck holds an exclusive global licence for PX 106. Pharmexa will receive milestone payments and royalties on any future sales of the vaccine.

Other projects and technologies
In addition to the projects described above, Pharmexa has a number of projects in the research stage. For more detailed descriptions of these projects and technologies, please go to our website at www.pharmexa.com and our announcements to the Copenhagen Stock Exchange.



SYNERGIES: WHY ARE PHARMEXA, GEMVAX AND PHARMEXA-EPIMMUNE STRONGER TOGETHER?

The combination of Pharmexa, GemVax and Pharmexa-Epimmune creates a competitive international biotech company. The three companies cover a broad spectrum within the immunotherapy field, both with respect to technologies and disease areas.

Pharmexa-Epimmune's experience in immune monitoring, epitopes and its EIS™ technology will find immediate use in Pharmexa's planned Phase III trials with GV1001. Pharmexa-Epimmune's experience can also be used in future GemVax and Pharmexa programmes. Pharmexa's experience with recombinant proteins, formulation and antibody-based immune responses will likewise find application in Pharmexa-Epimmune's programmes.

Developed by Pharmexa-Epimmune, the PADRE® technology is an important complementary technology to the AutoVac™ platform. Pharmexa had a licence to use the PADRE® epitope in a number of AutoVac™ products and is currently using PADRE® in RANKL AutoVac™ and a number of early-stage programmes. For this licence, Pharmexa would have had to pay royalties on any future sales of marketed products; by acquiring PADRE®, Pharmexa thus bought back future milestone and royalty payments. The combination of AutoVac™ and PADRE® makes a strong patent position in the field of active immunotherapy.

Pharmexa-Epimmune's EIS™ technology makes it possible to design killer-cell- (CTL), helper-cell- (HTL) epitope analogues, which will strengthen GemVax's future peptide programmes and Pharmexa's future AutoVac™ programmes.

Pharmexa-Epimmune has substantial experience in peptide-based cancer vaccines which, together with GemVax, will strengthen Pharmexa's competencies and position in T-cell-based cancer vaccines and other vaccines. Pharmexa-Epimmune also has facilities for immune monitoring, which may save Pharmexa from having to invest in building the same type of facilities for its planned Phase III trials with GV1001.

Infectious diseases are a natural supplement to Pharmexa's existing project portfolio in cancer and inflammatory diseases. This makes Pharmexa's clinical project portfolio broader and more risk diversified. Pharmexa-Epimmune's project portfolio in infectious diseases is partially funded and generates revenues from a number of sources, which means that it can be developed further with a relatively low level of additional investment.

SETTING UP IN THE USA: WHY IS INTERNATIONALISATION NECESSARY FOR PHARMEXA?

At the beginning of 2005, Pharmexa primarily had a strong local profile and had operations in Denmark only. Given the scope of the company's technologies and the growing maturity of its project portfolio, however, it became increasingly clear over the past couple of years that Pharmexa would have to internationalise if it were to achieve its goal of becoming a leader in its field.

The opportunity to buy most of the activities of the former Epimmune company in San Diego, California, arose in late 2005. Pharmexa reached the conclusion that it would be feasible to set up in the USA, that the price was attractive, and that the company was ready to take such a step.

Acquiring most of Epimmune gave Pharmexa access to valuable technologies and programmes. However, setting up operations in the USA also has a number of important spillover benefits as well:

- Establishment of a subsidiary in the USA makes it easier to conduct clinical trials there, which is important if Pharmexa later want to market and sell those drugs on the American market.
- The subsidiary gives access to some of the best researchers in the world. San Diego, where Pharmexa's new subsidiary is located, has the world's highest concentration of people with a PhD degree as a percentage of the city's population and is, at the same time, the home of several hundred other biotech companies.
- The new subsidiary increases Pharmexa's visibility to potential licence partners, particularly those in the USA.
- The subsidiary gives Pharmexa better access to and visibility in the US capital market, since American investors tend to focus on companies with operations in the USA.

Acquiring the Epimmune assets and setting up in San Diego gave Pharmexa an international profile immediately – without having any expected significant impact on Pharmexa's consumption of capital.

WORKING PROCESSES: HOW DOES PHARMEXA WORK?

Pharmexa is organised in a so-called "matrix" structure consisting of a line organisation with various departments and a project organisation which, so to speak, cuts across the lines.

There are many reasons why we chose the matrix organisation structure for Pharmexa. Each project draws on resources from the individual departments, depending, of course, on how far the project has come, and what is needed. This means that the projects act as integrating elements cutting across the departments, which promotes knowledge sharing and technology development, two very important factors in a mature biotech company.

The matrix structure gives Pharmexa great flexibility, as everybody "knows a little bit about everything". No employees are 100% dependent on one project only, which has the psychological effect of making it easier to discontinue projects. The ability to discontinue projects which have no prospects is an important competitive parameter for a biotech company.

At the stage where Pharmexa is today, with several projects in advanced clinical development, it is a fact that regulatory issues, quality processes and documentation requirements govern all the organisation's activities more and more. It is an important management task to ensure that the necessary creativity and the necessary professionalisation can co-exist in the organisation. This forms part of the basis for Pharmexa's future success.

The Status-Review process

At Pharmexa, the project portfolio is reviewed very extensively every six months. This process runs over several days and is called the Status Review.

In the weeks leading up to the Status Review days, all project groups prepare status reports on their projects. The status reports are prepared in a fixed format and contain an updated background description of the purpose of the project, its participants, resource allocation, expected clinical profile of the product, the competitive situation, critical matters and the patent situation.

Moreover, status reports include information on progress made since the last Status Review (six months earlier), timelines, planned and ongoing research and development activities on the projects, and not least material new knowledge that may have been generated during the period. Finally, the reports focus on targets for the coming period (six months), critical experiments to be carried out or already being conducted, go/no-go criteria for the projects, resource requirements, bottlenecks and budget input.

At the Status Review meetings, the project managers present key facts from the status reports and recommendations for the coming period to the management group. The project managers also explain why targets or timelines from the last status report have not been met, if that is the case. The project managers then receive a written and oral response from the management. The response is communicated to the entire project group and then to the Pharmexa Group as a whole.

Employee distribution (%)



Other functions
21
56
Research
Development
23

By the end of 2004 47% worked within research, 31% worked within development and 22% worked within other functions.

The employee's educational background (%)



Other
6
32
PhD
Bachelor level
39
23
Master degree

By the end of 2004 27% held a PhD or MD, 17% held a master's degree, 48% had a higher education of medium length and 8% had other educational background.



One of the many advantages of the Status Review process is that nobody in the organisation is in doubt about what they are supposed to achieve, when, why and using which resources. The process means that management has a good handle on the project portfolio at all times and that the project does not go out on a tangent. Moreover, the process gives project managers an opportunity to present the progress made and receive response from management on specific issues.

It is on the background of the Status Review process that Pharmexa makes its very important decisions on priorities and possible discontinuation of projects.

The Status Review Process is a global process. The Status Review projects include all projects in the Pharmexa Group, and the projects of Pharmexa's Norwegian and US subsidiaries are thus an integral part of the Status Review process.

The employee's age distribution


Female
Male
Age
3
1
56-65
11
6
46-55
11
7
41-45
15
12
36-40
10
6
31-35
4
4
26-30
3
3
19-25
16 14 12 10 8 6 4 2 0 2 4 6 8 10 12 14 16
Number

CORPORATE GOVERNANCE: WHAT IS PHARMEXA'S POSITION?

On October 6, 2005, the Copenhagen Stock Exchange announced its revised recommendations for corporate governance in Denmark, which are based on the "comply or explain" principle. This comply or explain rule applies to annual reports published for financial years beginning on January 1, 2006 or later, but the companies may choose to follow the requirements from an earlier time. Pharmexa has decided to display its full report on corporate governance on its website.

Pharmexa basically follows the corporate governance recommendations, but we do not fully comply with two of the recommendations. These two recommendations and the explanations are stated below. For additional information on Pharmexa's position with respect to the corporate governance recommendations, please see our website on www.pharmexa.com.

Nørby Committee recommendation
Time allocated to board of directors' work and the number of directorships
"The Committee recommends that a member of the board of directors who is also a member of the executive board of an active company hold not more than three ordinary directorships or one chairmanship and one ordinary directorship in companies not forming part of the group unless in exceptional circumstances."

Pharmexa's explanation
Pharmexa does not follow this recommendation. The Board of Directors will evaluate, on a case-by-case basis, the ability of current and coming Board members to set aside the necessary time for directorship in the company. The Board of Directors will not recommend Board members for election or re-election at the annual general meeting if they are not presumed to be able to set aside the necessary time for directorship in Pharmexa.

Nørby Committee recommendation
Principles for establishing incentive schemes
"If the remuneration for the managers consists of share or subscription options, we recommend that the schemes are set up as roll-over schemes (i.e. the options are allocated and expire over a number of years) and that the redemption price is higher than the market price at the time of the allocation.
Moreover, the Committee recommends that the schemes be designed in a way that promotes long-term behaviour and are transparent and easy to understand (even for outsiders) and that valuation be made according to generally accepted methods."

Pharmexa's explanation
Pharmexa follows this recommendation in part. The Executive Management is partially remunerated with options which can be exercised at the market price on the date of grant. Accordingly, the exercise price is not higher than the market price on the date of grant, which is not in line with the recommendations. However, the options are not adjusted in the event of capital increases, which may dilute the value of the options. The plan applied promotes long-term behaviour, and the general terms and conditions and the number of options granted are disclosed on grant and in the annual report.

In future, Pharmexa also intends to take into consideration and, to the greatest possible extent, comply with the applicable recommendations for corporate governance in Denmark.



INVESTOR RELATIONS: HOW DOES PHARMEXA COMMUNICATE WITH ITS SHAREHOLDERS?

Pharmexa gives high priority to contact with investors and other stakeholders.

Pharmexa endeavours to make all its information as clearly understandable as possible and to explain what such information means to Pharmexa and its shareholders. Pharmexa's investor relations policy can be seen at its corporate website: www.pharmexa.com.

Pharmexa always sends important information to the Copenhagen Stock Exchange first as required by law. Immediately thereafter, the information is displayed on Pharmexa's website and distributed to a number of shareholders, analysts and journalists in most parts of the world and to all other stakeholders registered on Pharmexa's e-mail lists. Information is published in both Danish and English.

Pharmexa has both a Danish-language and an English-language version of its website. The Danish-language version primarily targets private investors in Denmark. The focus and level of detail is therefore slightly different from the English-language version, which is mainly read by potential partners and foreign institutional investors. The contents of the Danish version of the website are basically the same as on the English-language version.

Pharmexa displays relevant investor presentations, both pdf and webcast presentations on its website: www.pharmexa.com. In addition, we send links to webcast presentations to the persons on our e-mail list. Webcast presentations are highly prioritised at Pharmexa. It has turned out that these presentations are seen by a high number of interested parties.

Pharmexa is for example often shown on webcast in connection with:

- General annual meetings
- Danish investor presentations
- Foreign investor presentations
- Presentations in connection with acquisitions and other particularly important occasions

In connection with acquisitions, capital increases and other particularly important events, Pharmexa sends out letters to all registered shareholders in Denmark. Pharmexa continuously encourages shareholders to have their shares registered. In February 2006, about 92% of Pharmexa's shares were registered.

In April 2005, Pharmexa opened a new feature on its website: an electronic forum called InvestorPhorum, where private shareholders and others have the opportunity to ask questions to the CEO and get direct answers in written form. This correspondence can be accessed on the website.

We invite all shareholders and other interested parties to register for our service at www.pharmexa.com.

E-mail and telephone contact

Pharmexa's shareholders and other stakeholders are always welcome to contact our Investor Relations Manager, Mr. Claude Mikkelsen, via e-mail: ir@pharmexa.com or on tel: +45 4516 2525. Pharmexa endeavour to reply to all queries within two working days. Pharmexa often receive queries via e-mail from private shareholders, and we greatly appreciate this dialogue.

Shareholder fairs and meetings

Pharmexa frequently takes part in shareholder fairs and meetings for private investors. Some of the presentations from these arrangements are webcast, so it is possible to view these presentations afterwards. Pharmexa's website contains links to previous webcast presentations as well.

Local shareholders are now and then invited to an evening event at Pharmexa, where we present the company.

Road shows

We regularly hold presentations about Pharmexa for foreign institutional investors. This is also a future focus area for us, as we would like to have more foreign investors. During the past year, Pharmexa's management was on road shows to Amsterdam, Paris, Frankfurt, Oslo, Zurich, Geneva, London, New York, Boston, San Francisco and San Diego, among others.

INCENTIVE PLANS FOR EMPLOYEES AND MANAGEMENT

It is Pharmexa's policy to seek to tie employees and management closely to the company through the use of share-based incentive plans. As a result, Pharmexa has granted warrants to employees and management in recent years. The warrants give employees and management the future right to subscribe for new shares in the company at a predetermined price (the market price of the shares at the time the options are granted). However, the right to subscribe for shares under the warrants is forfeited if the employee resigns before the date of exercise.

There are two main motives behind Pharmexa's use of this type of plan. One is that the company wishes to be competitive with other Danish and foreign biotech and pharmaceutical companies. The other motive is a wish to create a strong incentive for employees and management to stay with the company.

The intention of all share-based incentive plans is to distribute the value created in a company between shareholders and employees. How this value is actually distributed depends on the number of warrants in the incentive plan, the exercise price, how long it is until they can be exercised, any terms and conditions applicable at the time of exercise, how the warrants are treated in the event of a change of ownership in the company and a number of other parameters.

The basic approach at Pharmexa is that by far the predominant portion of value creation should be for the benefit of its shareholders, and that the company's incentive plans should be designed with this in mind.

Pharmexa currently has a plan with a number of warrants that is limited relative to the company's outstanding share capital. Thus the company's existing plans account for less than 7% of the outstanding share capital. On the other hand, the company has decided that the warrants in its latest plan can be exercised at the market price on the date of grant. The exercise price is not, as is often seen, higher than the market price on the date of grant.

Under the current incentive plan, the employees participate in value creation right from the start. Conversely, the value of the plan is not – seen from the point of view of the employees – protected in case of capital increases. In May 2005, Pharmexa effected a significant capital increase at a discount to the market price, and this had a significant adverse impact on the value of Pharmexa's existing incentive plan from an employee point of view. A detailed statement of Pharmexa's incentive plans is included in note 25 to the financial statements.

Pharmexa intends to continue using share-based incentive plans in future for its employees and management. The plans must always be authorised by the shareholders in general meeting, and extensive details of the plans are given in the company's financial statements and other regular reporting.





SHAREHOLDER INFORMATION: HOW WAS THE YEAR FOR PHARMEXA'S SHAREHOLDERS?

Pharmexa's share price was DKK 28.30 per share at the beginning of 2005 and DKK 24.10 per share at the end of 2005. However, these two figures do not tell much about the shareholder value created during the year, as Pharmexa made a rights issue in May 2005 in which our existing shareholders were offered the opportunity to buy additional shares at a substantial discount. Shareholders who decided not to exercise their subscription rights could instead sell their rights on the Stock Exchange. At the beginning of the year, the price of Pharmexa's shares was DKK 28.30 per share, and at the end of the year, it was DKK 24.10 per share, yes, but there were more than twice as many issued shares at the end of the year.

A shareholder who had one share at the beginning of the year with a market price of DKK 28.30 had the opportunity to buy one more share in the rights issue at a discounted price of DKK 18 per share. The shareholder's average price was thus (28.30+18)/2 = 23.15. Based on this summary calculation, our shareholders received a small positive return on their investment in 2005, albeit not an impressive one compared with the rest of the Danish equity market.

Another way of looking at the value creation is to look at the company's market capitalisation. The market value of all Pharmexa shares rose from DKK 464 million at the beginning of the year to DKK 906 million at the end of 2005. Out of these amounts, cash accounted for DKK 167 million at the beginning of the year and DKK 331 million at the end of the year. One might also say that Pharmexa's technological value (everything other than cash) rose from DKK 293 million to DKK 575 million. Seen in that light, 2005 was a satisfactory year.

However, as mentioned, these are only summary calculations. Seen from a shareholder point of view, we still have some way to go before we can say that we have generated a satisfactory return for all our shareholders.

SHAREHOLDER INFORMATION

Securities identification code
Pharmexa's shares are listed on the Copenhagen Stock Exchange under the symbol PHARMX. The securities identification code is DK0015966592.

Share capital
At December 31, 2005, the share capital of Pharmexa amounted to DKK 375,998,400 divided into 37,599,840 shares with a nominal value of DKK 10 each. The company has only one share class.

Share price performance
On January 1, 2005, the quoted price of the company's shares on the Copenhagen Stock Exchange was DKK 28.30 per share. At December 31, 2005, the share price was DKK 24.10 per share.

Dividend policy
Pharmexa's Board of Directors currently intends to retain any earnings for use in the company's business and does not anticipate that any cash dividends will be declared in the foreseeable future.

Ownership
As of December 31, 2005, management is not aware of any shareholders holding 5% or more of the share capital of Pharmexa.

On December 31, 2005, Pharmexa had about 12,500 registered shareholders, who owned approximately 92% of the company's share capital. Pharmexa invites al shareholders to register with the company.

Share price development in 2005



Pharmexa
Turnover
Share price
Turnover (DKKm)
32
30
28
26
24
22
20
18
16
14
12
10
35
30
25
20
15
10
50
0
Jan/05
Feb/05
Mar/05
Apr/05
May/05
Jun/05
Jul/05
Aug/05
Sep/05
Oct/05
Nov/05
Dec/05
Jan/06

Share analysts who monitor Pharmexa
HSH Gudme – Anette R. Larsen
Kalvebod Brygge 39-41
DK-1560 Copenhagen V
+45 3344 9000

ING Financial Markets – Richard Parkes, Sally Bennett and Max Herrmann
60 London Wall
London EC2M 5TZ, UK
+44 2077671000

Jyske Bank – Peter B. Andersen
Vestergade 8-16
DK-8600 Silkeborg
+45 8922 2864

Danske Bank – Carsten Lønborg Madsen
Holmens Kanal 2-12
DK-1092 Copenhagen K
+45 3344 0439

Investor Relations
Claude Mikkelsen, Investor Relations Manager, can be contacted on tel +45 4516 2525 or on e-mail ir@pharmexa.com.

E-mail service
We invite investors and other interested parties to register for our news service on: www.pharmexa.com.

Company details
Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Tel: +45 4516 2525
Fax: +45 4516 2500
E-mail: info@pharmexa.com
Website: www.pharmexa.com

Company reg. (CVR) No. 14 53 83 72
Financial year: January 1 – December 31
Municipality of registered office: Birkerød

Board of Directors
Karl Olof Borg, Chairman
Jørgen Buus Lassen, Deputy Chairman
Arne J. Gillin
Alf A. Lindberg
Henrik Buch
Steen Klysner
Finn Stausholm Nielsen

Executive Management
Jakob Schmidt

Auditors
Ernst & Young, Statsautoriseret Revisionsaktieselskab
PricewaterhouseCoopers, Statsautoriseret Revisionsinteressentselskab

Annual general meeting
The annual general meeting will be held on April 27, 2006 at 3.30 pm at Søhuset, Venlighedsvej 10, DK-2970 Hørsholm, Denmark.

242

Announcements to the Copenhagen Stock Exchange in 2005

Pharmexa publishes all important information via the Copenhagen Stock Exchange. In 2005, we published the following announcements, the full wording of which is available at: www.pharmexa.com.

Financial calendar 2006

We have scheduled the following dates in 2006 for the company's annual general meeting of shareholders and for the release of financial reports:

March 16, 2006	Release of 2005 annual report
April 27, 2006	Annual general meeting
May 30, 2006	Interim report Q1 2006
August 22, 2006	Interim report Q2 2006
November 23, 2006	Interim report Q3 2006

No.	Date	Description
33	20.12.2005	Michel L. Pettigrew to join Pharmexa's Board of Directors
32	15.12.2005	The first patients have begun treatment in Pharmexa's current phase II trial with HER-2 Protein AutoVac™ in combination with the adjuvant QS-21
31	25.11.2005	Report regarding the managements' and closely related parties' transactions with securities in Pharmexa A/S
30	24.11.2005	Pharmexa attracts significant interest for private placement
29	24.11.2005	Pharmexa to acquire certain assets from IDM Pharma and establishes US subsidiary
28	23.11.2005	Correction to Pharmexa Press Release sent out on November 22, 2005
27	22.11.2005	Interim report for the first 9 months of 2005
26	08.11.2005	Pharmexa is awarded "DnB NORs Innovation Award, Denmark-Norway"
25	31.08.2005	Pharmexa obtains global license to Provax® from Biogen Idec
24	24.08.2005	Interim report for the first 6 months of 2005
23	16.08.2005	Pharmexa: Promising preliminary results with breast cancer vaccine
22	09.06.2005	Pharmexa A/S increasing share capital
21	06.06.2005	Issue of warrants in Pharmexa A/S
20	03.06.2005	Report regarding the managements' and closely related parties' transactions with securities in Pharmexa A/S in connection with the rights issue
19	02.06.2005	Results of rights issue in Pharmexa A/S
18	24.05.2005	Interim report for the first 3 months of 2005
17	16.05.2005	New promising results from GV1001 in lung cancer and leukaemia presented at ASCO
16	06.05.2005	Pharmexa attracts significant interest from European life sciences investors
15	03.05.2005	Pharmexa A/S publishes prospectus for rights issue
14	29.04.2005	Annual General Meeting in Pharmexa A/S
13	28.04.2005	Pharmexa and GSK will not start negotiations on breast cancer vaccine
12	21.04.2005	New results from GV1001 in lung cancer and leukaemia to be presented at ASCO
11	12.04.2005	Annual General Meeting in Pharmexa A/S
10	12.04.2005	Pharmexa to acquire GemVax AS and launch rights issue to finance two large phase III trials in pancreatic cancer
9	08.04.2005	Pharmexa - Change of Financial Calendar 2005
8	10.03.2005	Annual Announcement for 2004
7	03.03.2005	Pharmexa and BN ImmunoTherapeutics enter license agreement
6	21.02.2005	Pharmexa files application to start the second clinical Phase II study in breast cancer
5	27.01.2005	Pharmexa hires new head of drug development
4	25.01.2005	First patient vaccinated in Pharmexa's HER-2 Protein AutoVac™ Phase II trial
3	20.01.2005	Pharmexa - Financial Calendar 2005
2	18.01.2005	Pharmexa inlicenses adjuvant from Antigenics
1	06.01.2005	Pharmexa and Epimmune expands PADRE® agreement

RISKS: WHAT SHOULD BE CONSIDERED BEFORE INVESTING IN PHARMEXA?

It can be very difficult to determine the risk involved if one is a shareholder in a biotech company. At best, biotech companies will offer a long list in financial statements and offering circulars of things that may go wrong, but very often without listing them in any particular order of priority with respect to probability of occurrence or how serious the risks are. This does not help the reader very much.

Pharmexa fundamentally believes that immunotherapy will be an extremely important field in the future and that, in future, both cancer patients and patients with chronic diseases will routinely be offered immunotherapeutic drugs as part of their treatment. We are convinced that Pharmexa will be one of the winning operators in this process, a conviction we are happy to share with our shareholders.

However, we would also like our shareholders to understand that things will not necessarily go the way we hope, and that it may take longer than we thought, or that it may not be Pharmexa's shareholders who reap the benefits of these developments. In the shorter term, we would like to help our shareholders understand what kind of trends and mechanisms affect the field of immunotherapy and thus Pharmexa these years. We attempt to explain in the following.

Immunotherapy is a difficult field

Pharmexa is one of the most experienced biotech companies in the world in the field of immunotherapy. Immunotherapy, especially in cancer, is a difficult field.

The idea of using the immune system to fight diseases against which the immune system is not normally effective is more than 100 years old. In the course of the 20th century, physicians and researchers all over the world, but in the USA in particular, have tried various primitive methods to stimulate the immune systems of cancer patients to combat tumours, but generally they have not had much success.

With the wisdom of hindsight, it is today often easy to see why many of these early attempts were not successful. The scientific understanding of the immunological processes behind cancer and other diseases has come a very long way over the past 20 years. In the early years of the 21st century, we now finally may have both the necessary knowledge and probably also the necessary tools to make immunotherapy a reliable treatment option.

Passive immunotherapy is a great success

One of the great successes of the past 20 years is the development of what are called monoclonal antibodies, which have proved effective both in cancer and inflammatory diseases. These drugs have contributed strongly to increasing confidence in immunotherapeutic drugs as an important future group of drugs. Monoclonal antibodies are sometimes called "passive immunotherapy", but the term "immunotherapy" is most often used to designate approaches in which the goal is to wake up the patient's own immune system to fight a disease through special vaccination technologies.

Pharmexa works with immunotherapy in cancer, inflammation and infectious diseases

Pharmexa has two advanced immunotherapy programmes targeting breast cancer and pancreatic cancer. The goal is to make the patient's own immune system fight the cancer. No such immunotherapeutic drugs against cancer are currently on the market. If we are successful in our development programmes, Pharmexa will be one of the first companies to bring such drugs to market. We believe that, in a number of favourable ways, Pharmexa differs crucially from other existing and former approaches to cancer immunotherapy.

Immunotherapy is an even less tested approach to treating Alzheimer's disease and inflammatory diseases such as rheumatoid arthritis and psoriasis. However, there are monoclonal antibodies on the market which are effective against rheumatoid arthritis and psoriasis. As our knowledge about the immunology behind these diseases grows and our methods of manipulating the immune system become more reliable and effective, we will also be able to treat diseases that are not life-threatening but more chronic in nature with active immunotherapy.

Treatment and preventive vaccination of serious infectious diseases such as HIV, hepatitis and malaria is a better known but still very difficult field. Our subsidiary Pharmexa-Epimmune in the USA has worked with infectious diseases for more than 15 years and has great experience with HIV, malaria, Hepatitis, HPV and influenza. All these diseases continue to puzzle Pharmexa and a large number of other companies and researchers, and will continue to do so for many years to come. However, we believe that Pharmexa-Epimmune has a unique approach to these infectious diseases which, together with our 15 years of experience, gives a real potential for success.

Drug development is complex and subject to risk

Companies which work with the development of drugs inevitably run into disappointments and delays. There are several reasons for this. One of the reasons is that animal and laboratory experiments with a drug candidate in research and pre-clinical development very often turn out not to be very good predictors of how the drug will perform in a larger group of patients. Mice and humans are different, after all.

Drug development is a major logistics task
Another important cause of delays is that drug development requires extensive coordination among many different external parties. A biotech company that develops a new cancer vaccine must coordinate its clinical trials with the contract producer who produces the drug, suppliers who supply adjuvants, the laboratory that examines patient blood samples, the hospitals and doctors involved in the trial, the regulatory authorities in the countries involved – including local ethics committees, the contract research operation handling the trial on behalf of the biotech company, the insurance company insuring the patients during the trial, the laboratory where the final safety experiments are conducted before the drug is tried in humans, and a number of other collaborative partners, suppliers and stakeholders.

Drug development is therefore, not least, a major logistics task, and minor delays can spread quickly and turn into major delays. Consequently, it is crucial that Pharmexa has employees with many years of experience in drug development, and that we have quality assurance systems, processes and management tools to support the work of these employees.

Many things can go wrong along the road
As described above, when disappointments and delays occur, it is not always because a drug does not work as intended. It may be due to poor design of the trial or because the laboratory did not treat the blood samples correctly, because the doctors did not follow the protocol, because the company chose the wrong formulation of the drug, because the dose was wrong, because patients could not be recruited, or one of hundreds of other things that can go wrong during the process.

Scientific risks
Even if Pharmexa has tested both the therapeutic effect and safety of our technology platforms and drug candidates with different disease targets in numerous animal models and clinical studies, it is, as mentioned above, not certain that these results are indicative of the results of current and future clinical trials in humans.

Pharmexa distinguish between two kinds of scientific risks: technology risk and target risk. Technology risk is the risk that Pharmexa's technology platforms are not themselves therapeutically relevant immunotherapy technologies. Target risk is the risk that the therapeutic targets chosen (the points of attack in the body) are not relevant, safe or reliable in treating the disease in question. Some of the most important technology and target risks are:

Technology risks
- Varying, inconsistent or insufficient immune response in the patient population, which results in negative or ambiguous data from clinical trials
- Activation of a potentially harmful autoimmune response in patients
- Difficulties in choosing a suitable adjuvant for the product
- A declining immunisation effect over time, which may reduce the relevance of the product as long-term therapy

Target risks
- That telomerase, HER-2, RANKL and other existing and future targets selected by us as immunotherapy targets in various disease areas turn out to be ineffective
- Unexpected adverse effects of downregulation of these target proteins or peptides or elimination of cells that use these molecules
- Difficulties in upscaling production in connection with the manufacture of products for large-scale clinical trials and subsequent sales

Being able to manage these risks is very important in whether we succeed in turning our technologies and product candidates into saleable products, so we give it high priority at Pharmexa. Pharmexa intends to manage and contain these risks through extensive safety and efficacy studies, ongoing research, continued optimisation of formulations, thorough scientific and commercial review of the targets used, and constant monitoring of comparable clinical trials in other companies.

Financial risks
Due to its operation, investments and financing, Phamexa is not especially exposed to fluctuations in exchange rates. However, Pharmexa's acquisition of activities in respectively Norway and in the USA will on a limited scale expose Pharmexa to changes in the NOK and USD. The company is exposed to changes in the level of interest rates when investing the proceeds of its equity issues in May 2005, which are expected to be applied to future research and development. Pharmexa do not use financial instruments to hedge risks or for speculative purposes.

FINANCIAL REVIEW 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL REPORT AND OTHER REPORTS

Introduction

The annual report for 2005 includes consolidated financial statements as opposed to 2004. The reason is that Pharmexa A/S took over Gemvax AS and established Pharmexa-Epimmune Inc. during 2005.

In 2005 the Group's activities were mostly performed through the parent company, and therefore the following review compares realised numbers for 2005 for the Group with realised numbers for 2004 for the parent company.

Revenue

Revenue in the Group totalled DKK 2.7 million in 2005, against DKK 21.3 million in 2004, representing a decrease of 87%. Revenue in 2005 mainly consisted of research funding provided under the collaborative agreement with H. Lundbeck, which – as expected – was carried on at a reduced level relative to prior years.

Research costs

Research costs totalled DKK 42.5 million in 2005, against DKK 26.6 million in 2004, representing an increase of 60%. The increase is primarily due to the start-up of three new research projects in the autumn of 2004, which continued in 2005, resulting in higher expenses and greater internal resource requirements. Research costs were furthermore affected by an expenditure of DKK 1.1 million relating to Pharmexa's warrant programme. Leaving out the issuance of warrants in 2004 and 2005, research costs totalled DKK 41.4 million in 2005, compared to DKK 26.5 million in 2004, or an increase of 56%.

Development costs

Development costs totalled DKK 61.9 million in 2005, against DKK 51.8 million in 2004, or a 19% increase, which is primarily due to the preparations relating to the start-up of the phase III trials TeloVax and PrimoVax and the initiation of HER-2 Protein Phase II trial where the vaccine is induced in combination with the adjuvant QS-21. In addition, the capitalised patent portfolios, projects, trademarks etc. from GemVax and IDM Pharma are amortised over their expected life. Development costs were affected by an expenditure of DKK 1.3 million associated with Pharmexa's warrant programme. Leaving out the issuance of warrants in 2004 and 2005, development costs totalled DKK 60.6 million in 2005, against DKK 51.6 million in 2004, representing an increase of 17%.

Administrative expenses

In 2005, administrative expenses increased by 21% to DKK 23.9 million, compared with DKK 19.8 million in 2004, primarily due to expenses of DKK 1.8 million relating to the Pharmexa Group's warrant programme. Leaving out the issuance of warrants in 2004 and 2005, administrative expenses totalled DKK 22.1 million in 2005, against DKK 19.5 million in 2004, or an increase of 13%. The increase is mainly due to expenses associated with the two acquisitions in the year as well as administrative expenses in GemVax. Add to this increased expenses relating to Investor Relations due to a significant increase in the number of shareholders.

Other operating items

Other operating items in 2005 amounted to net DKK 2.6 million, compared to net DKK 18.4 million in 2004. The decrease is mainly a result of the fact that, in January 2004, VækstFonden wrote down the loan raised by Pharmexa in 1997 from DKK 21 million to DKK 9 million. For 2005, the item primarily consists of grants from public authorities.

Net financials

Net financials amounted to net DKK 4.9 million in 2005, against net financial expenses of DKK 0.2 million in 2004. The Group realised interest income and capital gains of DKK 13.2 million primarily from positions in marketable securities and cash. The Company's marketable securities and cash and cash equivalents totalled DKK 331.8 million at December 31, 2005, against DKK 167.5 million in 2004. In 2006, the Group will attempt to realise the securities portfolio. Financial expenses came at DKK 8.3 million in 2005 compared to DKK 7.6 million in 2004. The expenses primarily consist of interest of DKK 0.9 million on Pharmexa's loan in VækstFonden and net capital losses on marketable securities, totalling DKK 6.1 million, of which DKK 1.9 million was unrealised loss at December 31, 2005. The capital loss was a result from uncertainty in the bond market following the introduction of new mortgage credit products.

Net loss for the year and follow-up on expectations previously announced

The Group reported a net loss of DKK 118.1 million in 2005, compared to a net loss of DKK 58.5 million in 2004. The financial performance was better than the projections of a net loss of DKK 140 million as set out in the Q3 2005 interim report, which was partly due to a changed accounting treatment of warrants in accordance with IFRS 2, and partly the changes in the plans for the HER-2 Protein Phase

II trials and a postponement in the start of the Phase III TeloVax trial.

On the basis of IFRS 2 in the annual report for 2004 and the quarterly profit announcements in 2005, Pharmexa expensed the entire fair value of warrants issued and granted already at the dates of grant/gaining the right to the warrants. After the 2005 year-end, the Company has concluded that recognising the amounts as expenses over the vesting period would reflect a more appropriate interpretation of IFRS 2. Had this interpretation been applied in 2004, the results of operations for the year would have been improved by DKK 3.5 million. Application of this interpretation in 2005 results in a net improvement of the results of operations by DKK 8.3 million. Shareholders' equity and cash flows are not affected in either of the years concerned.

Balance sheet items

The Group's balance sheet total at December 31, 2005 was DKK 496.8 million. Intangible assets accounted for DKK 133.4 million, marketable securities and cash and cash equivalents amounted to DKK 331.8 million, and shareholders' equity amounted to DKK 463.6 million versus DKK 480.0 million in the parent company. The difference is due to investments in subsidiaries being included at cost price.

In 2005, Pharmexa took over all of the shares in GemVax and established a subsidiary in USA, which took over most of the activities in the former Epimmune. The purchase price mainly covers acquired intangible assets such as patents, patent applications, clinical projects, technologies and trade marks, and they have been capitalised.

The purchase sum of the intangible assets in GemVax AS and Pharmexa-Epimmune Inc. amounts to DKK 140.3 million.

Cash flow statement

The consolidated net cash flow for 2005 is positive with DKK 252.0 million, compared to negative DKK 6.3 million in 2004. Cash flows primarily consist of a loss on operations, net movements from purchases and sales of marketable securities, the takeover of GemVax AS and the Epimmune activity from IDM Pharma Inc. as well as the net proceeds of DKK 345.7 million from the share issues in May and November 2005.

Capital resources and liquidity

Like other biotechnology companies, Pharmexa has recorded a loss for a number of years and is therefore dependent on continued capital contributions until the Company's activities begin to yield a profit. Pharmexa reported a net loss of DKK 118.1 million in 2005 and had short-term marketable securities and cash and cash equivalents totalling DKK 331.8 million at the end of the year.

Outlook for 2006

The following statements contain forward-looking statements with respect to the plans, projections and future performance of the Group, each of which involves significant uncertainty. Pharmexa's actual results of operations may differ materially from the information set forth in the statements made below.

For 2006, the Group expects revenue and other operating income in the order of DKK 35 million. The Group's research and development costs is expected to be in the order of DKK 195 million. The administrative expenses are expected to be in the order of DKK 30 million. For 2006, the Group expects a net loss including financial income in the order of DKK 185 million.

Related-party transactions

There were no significant related-party transactions during the year except normal business with subsidiaries and remuneration to the management.

Environmental impact

No significant environmental impact is associated with the activities of Pharmexa.

Significant post balance sheet events

In January 2006, Pharmexa announces that the acquisition of the assets in the former Epimmune, San Diego, USA, has been completed as planned.

In January 2006, Pharmexa announces the start-up of Phase I trial in HIV together with HVTN (HIV Vaccine Trials Network).

In February 2006, Pharmexa reports that the initial Phase III application has been filed for start-up of trials with GV1001 against pancreatic cancer.



248

ACCOUNTING POLICIES

Basis of accounting
The annual report of the Pharmexa Group for 2005 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The additional Danish disclosure requirements for annual reports of listed companies and the statutory order on the adoption of IFRS by enterprises subject to the Danish Financial Statements Act issued pursuant to the Danish Financial Statements Act.

The accounting policies are consistent with those of last year with the exception of the implementation of new/updated standards which are obligatory for reporting years commencing on or after January 1, 2005.

Effect from the implementation of new and updated standards issued by the IASB
In 2005, Pharmexa adopted all of the new and revised standards and interpretations that are relevant to Pharmexa and effective for accountning periods beginning on January 1, 2005.

At the end of 2005, the following standards were issued with effective date January 1, 2006 and January 1, 2007, which have not yet been implemented:

- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – Cash Flow Hedge Accounting of Forecast Intragroup Transactions"
- Amendment to IAS 39 "Financial Instruments: Recognition and Measurement – Fair Value Option"
- Amendment to IAS 21 "The Effects of Changes in Foreign Exchange Rates"
- IFRS 7 "Financial Instruments: Disclosure"
- Amendment to IAS 1 "Presentation of Financial Statements – Capital Disclosures"

The adoption of these standards is not expected to have any significant effect on the financial statements of Pharmexa.

General recognition and measurement criteria
The financial statements are based on the historic cost principle. Results of operations, assets and liabilities are therefore measured as described in the following.

Income is recognised in the income statement as earned. All expenses are recognised in the income statement as incurred.

Assets are recognised in the balance sheet once it is probable that future economic benefits attributable to the assets will flow to the Group and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is probable that there will be an outflow of future economic benefits from the Group and the value of the liability can be measured reliably.

Critical accounting assessments and estimates
Regular estimates and assessment are based on historic experience and other factors, including expectations as to future events on the basis of present circumstances.

Critical accounting assessments and assumptions
The value of recognised patents, licences and projects on the takeover of the shares in GemVax AS and of the activities from IDM Pharma Inc. is subject to a considerable risk of material adjustments in the assets at the balance sheet date in the coming years in case of significant changes in the assessment of the expected cash flow from the assets concerned. The carrying amount of these assets is DKK 130.6 million at December 31, 2005. No such other estimates or assessments have been made as are subject to a significant risk of material adjustments of the assets or liabilities at the balance sheet during the coming reporting year.

Critical estimates relating to the application of the Company's accounting policies
An intangible asset arising from a development project must, according to IAS 38 "Intangible Assets", be recognised in the balance sheet if the criteria for recognition in the balance sheet are met. Which means that (1) the development project is clearly defined and identifiable, (2) the technical feasibility has been demonstrated as well as the availability of adequate resources to complete the development project and market the final product or to use the product internally, and (3) the management has demonstrated its intention to manufacture and sell the product or use it internally. Finally, it must be documented with adequate certainty that the future income from the development project will exceed the expenses for production and development as well as the expenses to sell and administer the product.

Development costs regarding individual projects are recognised as assets only if it is sufficiently certain that the future earnings for the individual projects will exceed not only the expenses for production, sale and administration, but also the actual product development costs. In the management's opinion, there is generally a high risk connected with the development of pharmaceuticals, for which reason sufficient certainty as to the future earnings cannot be obtained at present. The future economic benefits related to the product development cannot be made up with reasonable certainty until the development activities are complete and the requisite approvals have been granted. As a result, the management has chosen to expense the development costs incurred during the year.

On the basis of IFRS 2 in the annual report for 2004 and the quarterly profit announcements in 2005, Pharmexa expensed the entire fair value of warrants issued and granted already at the dates of grant/gaining the right to the warrants. After the 2005 year-end, the Company has concluded that recognising the amounts as expenses over the vesting period would reflect a more appropriate interpretation of IFRS 2. Had this interpretation been applied in 2004, the results of operations for the year would have been improved by DKK 3.5 million. Comparative figures have been adjusted accordingly. Application of this interpretation in 2005 results in a net improvement of the results of operations by DKK 8.3 million. Shareholders' equity and cash flows are not affected in either of the years concerned.

Consolidation principle

The consolidated financial statements comprise Pharmexa A/S (the parent company) and the enterprises in which Pharmexa A/S, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest (subsidiaries). Pharmexa A/S and its subsidiaries are jointly referred to as "the Group".

The consolidated financial statements are prepared on the basis of the financial statements of the parent company and its subsidiaries by aggregating uniform items and by subsequently eliminating related party transactions, shareholdings and balances as well as unrealised intra-group gains and losses. The consolidation financial statements are based on financial statements prepared in accordance with the accounting policies used in the Pharmexa Group.

Additions and disposals of enterprises are recognised in the income statement in the period during which Pharmexa has owned the enterprise. Comparatives are not restated for such additions or disposals. Gains and losses are made up as the difference between the selling price and the carrying amount of net assets at the time of disposal and expenses for sale or disposal.

Newly acquired enterprises are treated according to the acquisition method. The cost is measured at the fair value of the assets taken over and liabilities assumed at the takeover date plus expenses directly connected with the takeover. Identifiable assets and liabilities and contingencies in connection with a business integration are measured, on initial recognition, at the fair value at the takeover date, without considering a minority interest, if any. Any positive differences between the cost and the fair value of the Group's portion of the identifiable net assets are recognised as goodwill.

Minority interests

Subsidiaries are recognised 100 per cent in the consolidated financial statements. The portions of the subsidiaries' results of operations and shareholders' equity which are attributable to minority interests are included in the consolidated results of operations and shareholders' equity. Minority interests' share of the consolidated shareholders' equity is shown as a separate item under "Shareholders' equity".

Investments in subsidiaries

Investments in subsidiaries are measured at cost in the parent company financial statements. If the cost exceeds the recoverable amount, it is written down to such lower value.

The cost is written down to the extent dividend distributed exceeds the accumulated earnings after the takeover date.

Foreign currency translation

The annual report is presented in the parent company's functional currency, Danish kroner. Each group enterprise presents its annual report in the currency which is the main currency in the enterprise's home country. Transactions in foreign currency are translated during the year at the exchange rate at the date of the transaction. Gains and losses arising between the exchange rate at the date of the transaction and the exchange rate at the date of payment are recognised in the income statement under "Net financials".

Receivables, payables and other monetary items in foreign currency not settled at the balance sheet date are translated at the closing rate. Differences between the closing rate and the exchange rate at the date of the transaction are recognised in the income statement under "Net financials". Non-monetary items in foreign currency which are measured at cost and which are not settled at the balance sheet date are translated at the date of the transaction. Non-monetary items in foreign currency which are measured at fair value are translated at the exchange rate at the date at which the fair value was made up.

Items in the financial statements of foreign subsidiaries are translated into Danish kroner using closing rates for balance sheet items and average exchange rates for items in the income statement. Exchange differences arising on that occasion are taken to equity.

Income taxes and deferred tax

The tax for the year, which consists of the current tax charge for the year and changes in the deferred tax charge, is recognised in the income statement as regards the share that is attributable to the net profit or loss for the year and

250

directly in equity as regards the share that is attributable to entries directly in equity. Any share of the expensed tax charge relating to the extraordinary profit or loss for the year is taken to this item, whereas the remaining share is taken to the net profit or loss for the year.

Current tax liabilities and receivables are recognised in the balance sheet as a receivable in case of an overpayment of tax on account and as a liability in case of an underpayment of tax on account.

Deferred tax is measured using the liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax on temporary differences is not recognised regarding non-deductible (for tax purposes) goodwill and other items on which temporary differences – part from corporate acquisitions – have arisen at the time of acquisition without affecting neither the results of operations nor the taxable income. Where the tax base may be set using alternative tax rules, deferred tax is measured on the basis of the intended use of the asset or the intended settlement of the liability.

Deferred tax assets, including the tax value of tax loss carry-forwards, are measured at the value at which the asset is expected to be realised, either through elimination against tax on future earnings or through a set-off against deferred tax liabilities within the same legal tax entity and jurisdiction.

The group enterprises are not taxed on a joint basis.

Incentive plans

Warrants granted after November 7, 2002 are measured at their fair value at the time of grant and are recognised in the income statement as vested under "Research costs", "Development costs" or "Administrative expenses", respectively. The counter item is taken directly to equity. Warrants granted before November 7, 2002 are not recognised. The most significant terms for warrants granted appear from the notes to the financial statements.

Segment information

The Company is administered as one entity, which operates in one geographical market. Separate business areas cannot be identified in respect of the individual product candidates or geographical markets. Consequently, no segment information is reported in respect of business segments or geographical markets.

Revenue

Income from research, development and cooperation agreements are recognised in the income statement if the general recognition criteria are met, including that the service concerned has been provided before year-end, that the amount can be made up reliably and that it can be expected to be received. Revenue is recognised over the term of the agreement in accordance with the terms and conditions of the agreement. Revenue is made up exclusive of VAT and charges and net of price reductions in the form of discounts.

Research costs

Research costs include salaries, expenses related to patents and premises as well as other expenses such as IT expenses and depreciation attributable to the Company's research activities. The Company expenses all research costs in the year they are incurred.

Development costs

Development costs include salaries, expenses related to patents and premises as well as other expenses such as IT expenses and depreciation relating to the Company's development activities. Development projects are characterised by a single compound undergoing a number of toxicological tests to illustrate its physical/chemical properties and effect on human beings.

Administrative expenses

Administrative expenses include salaries, expenses related to premises as well as other expenses such as IT expenses and depreciation relating to administration.

Other operating income/expenses

Other operating income and other operating expenses include accounts of a secondary nature relative to the companies' main activity, including government grants and gains and losses on the sale of intangible assets and property, plant and equipment.

Government grants are recognised under "Other operating income" when the final right to the grant has vested. However, government grants based on cost reimbursement are recognised under "Research costs", "Development costs" and "Administrative expenses".

Net financials

Financial income and expenses include interest, realised and unrealised value adjustments on securities and foreign currency.

Dividend from investments in subsidiaries

Dividend from investments in subsidiaries is booked as income in the parent company's income statement in the reporting year in which the dividend is declared. Where the dividend exceeds the accumulated earnings after the takeover date, the dividend is, however, not booked as income in the income statement, but is recognised as a write-down of the cost of the investment.

BALANCE SHEET

Intangible assets
Licences and rights acquired for consideration are measured at cost net of accumulated amortisation. Licences and rights are amortised on a straight-line basis over the expected useful life of the assets. The amortisation period is based on the expected economic and technological life of the assets, which is 5-10 years.

Patent rights acquired on the takeover or enterprises or activities are measured at fair value at the time of acquisition, net of accumulated amortisation. Patent rights are amortised on a straight-line basis over the remainder of their life.

The basis of amortisation, which is made up as cost, is distributed on a straight-line basis of the expected useful life of the assets, as follows:

Licences and rights	5-10 years
Patents, trade marks and technologies	Up to 20 years

Property, plant and equipment
Property, plant and equipment are measured at cost net of accumulated depreciation and write-downs.

The cost comprises the cost of acquisition and expenses directly related to the acquisition until such time as the asset is ready to be put into use. As for assets of own manufacture, the cost comprises direct and indirect costs of labour, materials, components and sub-suppliers. Borrowing costs are not recognised as part of the cost.

The basis of depreciation, which is made up as the cost less any residual value, is distributed on a straight-line basis over the expected life of the assets, as follows:

Plant and machinery	5 - 10 years
Other fixtures, fittings, tools and equipment	2 - 10 years
Leasehold improvements	10 years

Gains and losses on current replacements of property, plant and equipment are recognised under "Other operating income" and "Other operating expenses", respectively.

Write-down of non-current assets
The carrying amount of intangible assets and property, plant and equipment and investments is assessed on an annual basis to determine whether there are any indications of impairment other than that provided for by normal amortisation and depreciation. In the event of impairment, the asset concerned is written down to its recoverable amount, which is made up as the higher of the net selling price and the value in use. If it is not possible to make up the recoverable amount of the individual asset, the impairment requirement is assessed for the smallest group of assets for which the recoverable amount can be made up. Impairment losses are recognised in the income statement under "Research costs", "Development costs" and "Administrative expenses", respectively.

Assets for which no value in use can be made up as the asset does not in itself generate any future cash flows are assessed together with the group of assets to which they belong.

Receivables
Receivables are measured in the balance sheet at the lower of amortised cost and net realisable value, corresponding to the nominal value net of provisions for bad debts. Provisions for bad debts are based on an individual assessment of each account receivable.

Marketable securities
The Company's portfolio of securities is classified as "Financial assets measured at fair value over the income statement". No active trading is taking place except for the current replacement of securities on maturity or as part of the Company's portfolio management. Securities are measured at fair value, and realised and unrealised gains and losses are recognised in the income statement under "Net financials".

Cash and cash equivalents
Cash and cash equivalents comprises cash, bank balances and bank deposits on demand.

Provisions
Provisions are recognised once the Group has a legal or constructive obligation as a result of event occurring prior to or on the balance sheet date and it is probable that economic resources will be required to settle the obligation.

Financial liabilities
Liabilities are measured at amortised cost, which in all essential respect equal the nominal value.

Leases
Leases for property, plant and equipment in respect of which the Group has all significant risks and rewards of ownership are classified as finance leases. Finance leases are recognised in the balance sheet at the lower of the fair value of the asset and the net present value of the minimum lease payments at the time of acquisition.

The capitalised residual commitment, net before interest, is recognised in the balance sheet as a liability. The interest element of finance leases is recognised periodically in the income statement over the lease term so as to recognise an interest element of the outstanding residual lease commitment for the individual periods.

Assets held under finance leases are depreciated and written down over the expected useful life of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases are recognised in the income statement on a straight-line basis over the lease term.

Prepayments and deferred income

Prepayments recorded as assets comprise expenses relating to subsequent reporting years such as prepaid expenses regarding rent, licences, insurance premiums, subscription fees and interest.

Deferred income recorded as liabilities consist of payments received relating to income in subsequent reporting years.

Cash flow statement

The cash flow statement shows the Company's net cash flow for the year, broken down by operating, investing and financing activities, changes in cash and cash equivalents for the year and the Company's cash and cash equivalents at the beginning and at the end of the year.

Cash flow from operating activities

Cash flows from operating activities are made up as the net profit or loss for the year, adjusted for non-cash income statement items such as amortisation, depreciation and write-downs, provisions and changes in the working capital, interest received and paid, payments regarding extraordinary items and income taxes paid. The working capital includes current assets less current liabilities exclusive of the items included in cash and cash equivalents.

Cash flow from investing activities

Cash flows from investing activities consist of cash flows from the purchase and sale of intangible assets, property, plant and equipment and investments.

Cash flow from financing activities

Cash flows from financing activities consist of cash flows from the raising and repayment of non-current liabilities.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank balance and bank deposits on demand.

The cash flow statement cannot be derived solely from the financial records disclosed.

Definition of financial ratios

Current and diluted EPS $= \dfrac{\text{Net result}}{\text{Average number of shares}} \times \text{adjustment factor}$

Net asset value per share $= \dfrac{\text{Equity}}{\text{Number of shares at year-end}}$

Share price/ net asset value $= \dfrac{\text{Share price x number of shares}}{\text{Equity}}$

Assets/ equity $= \dfrac{\text{Total assets}}{\text{Total equity}}$

INCOME STATEMENT FOR THE PERIOD JANUARY 1 – DECEMBER 31

		GROUP		PARENT COMPANY	
		2005	2004	2005	2004
Note		DKK'000	DKK'000	DKK'000	DKK'000
	Revenue	**2,680**	-	**2,664**	**21,344**
	Research costs	-42,452	-	-41,464	-26,591
	Development costs	-61,931	-	-45,100	-51,758
	Administrative expenses	-23,946	-	-22,616	-19,779
	Loss before other operating income/expenses	**-125,649**	-	**-106,516**	**-76,784**
	Other operating income	2,649	-	209	18,468
	Other operating expenses	-	-	-	-25
	Operating loss	**-123,000**	-	**-106,307**	**-58,341**
3	Other financial income	13,197	-	13,219	7,418
4	Other financial expenses	-8,264	-	-8,258	-7,617
	Loss before tax	**-118,067**	-	-101,346	**-58,540**
5	Income taxes	0	-	0	
	Net loss for the year	**-118,067**	-	**-101,346**	**-58,540**
6	Earnings and diluted earnings per share	-4.4	-	-3 8	-4.3

Appropriation of loss

Recommended appropriation:

	PARENT COMPANY	
	2005	2004
	DKK'000	DKK'000
Profit and loss account at January 1	0	-5,505
Net loss for the year	-101,346	-58,540
Loss carried forward to be offset against share premium	101,346	64,045
Profit and loss account at December 31	**0**	**0**

BALANCE SHEET AT DECEMBER 31 – Assets

		GROUP		PARENT COMPANY	
		2005	2004	2005	2004
Note		DKK'000	DKK'000	DKK'000	DKK'000
7	Licences and rights	2,822	-	2,822	2,980
7	Patents, trade marks and technologies	130,569	-	-	-
	Intangible assets	**133,391**	**-**	**2,822**	**2,980**
8	Plant and machinery	13,532	-	9,279	11,617
8	Other fixtures and fittings, tools and equipment	2,025	-	2,007	2,582
8	Leasehold improvements	3,279	-	1,853	2,222
8	Prepayments for assets				
	under construction	821	-	821	40
19	**Property, plant and equipment**	**19,657**	**-**	**13,960**	**16,461**
9	Investments in subsidiaries	-	-	101,798	-
	Receivable from group enterprise	-	-	75,889	-
	Investments	**-**	**-**	**177,687**	**-**
	Non-current assets	**153,048**	**-**	**194,469**	**19,441**
	Receivables from group enterprises	-	-	14,292	-
	Other receivables	10,133	-	5,200	6,274
11	Prepayments	1,866	-	1,675	1,157
10	**Receivables**	**11,999**	**-**	**21,167**	**7,431**
12	**Marketable securities**	**71,458**	**-**	**71,458**	**159,096**
	Cash and cash equivalents	**260,324**	**-**	**225,223**	**8,401**
	Current assets	**343,781**	**-**	**317,848**	**174,928**
	Assets	**496,829**	**-**	**512,317**	**194,369**

255

BALANCE SHEET AT DECEMBER 31 – Equity and liabilities

Note		GROUP 2005 DKK'000	GROUP 2004 DKK'000	PARENT COMPANY 2005 DKK'000	PARENT COMPANY 2004 DKK'000
13	Share capital	375,999	-	375,999	163,999
	Share premium	49,561	-	66,282	4,266
	Profit and loss account	0	-	0	0
14	Conditional shareholders' equity	33,000	-	33,000	0
	Other shareholders' equity	5,061	-	4,703	491
	Shareholders' equity	**463,621**	**-**	**479,984**	**168,756**
15	Deferred tax	0	-	0	0
16	Loan, Vækstfonden	13,584	-	13,584	12,636
17	Finance lease commitments	330	-	330	0
	Non-current liabilities	**13,914**	**-**	**13,914**	**12,636**
17	Finance lease commitments	175	-	175	3,680
	Trade payables	9,492	-	9,022	2,930
	Other payables	9,186	-	8,781	5,240
18	Deferred income	441	-	441	1,127
	Current liabilities	**19,294**	**-**	**18,419**	**12,977**
	Liabilities	**33,208**	**-**	**32,333**	**25,613**
	Equity and liabilities	**496,829**	**-**	**512,317**	**194,369**

19 Contingencies and other financial obligations

Other notes:

1 General information

2 Purchase of enterprises and activities

23 Fees to auditors appointed by the general meeting of shareholders

24 Staff

25 Warrants

26 Interest-rate and currency risks

27 Information about related parties and related party transactions

28 Board of Directors and Executive Management

256

STATEMENT OF CHANGES IN EQUITY

Group	Number of shares	Share capital	Share premium	Profit and loss account	Share-based payment	Conditional shareholders' equity	Exchange adjustments	Total
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Shareholders' equity at January 1, 2005	**16,399,920**	**163,999**	**4,266**	**0**	**491**	**0**	**0**	**168,756**
Net loss for the year				-118,067			-	-118,067
Exchange adjustments, foreign subsidiaries				-			358	358
Comprehensive income				-118,067			358	-117,709
Transfer to cover loss	-	-	-118,067	118,067	-	-	-	0
Capital increase by way of a share issue	21,199,920	212,000	189,729	-	-	-	-	401,729
Conditional shareholders' equity	-	-	-	-	-	33,000	-	33,000
Expenses, capital increase	-	-	-26,367	-	-	-	-	-26,367
Expensed value of warrants granted	-	-	-	-	4,212	-	-	4,212
Shareholders' equity at December 31, 2005	**37,599,840**	**375,999**	**49,561**	**0**	**4,703**	**33,000**	**358**	**463,621**
Shareholders' equity at January 1, 2004	-	-	-	-	-	-	-	-
Net loss for the year				-			-	-
Exchange adjustments, foreign subsidiaries								
Comprehensive income	-	-	-	-	-	-	-	-
Transfer to cover loss	-	-	-	-	-	-	-	-
Capital increase by way of a share issue	-	-	-	-	-	-	-	-
Expenses, capital increase	-	-	-	-	-	-	-	-
Expensed value of warrants granted	-	-	-	-	-	-	-	-
Shareholders' equity at December 31, 2004	-	-	-	-	-	-	-	-

STATEMENT OF CHANGES IN EQUITY – continued

Parent company	Number of shares	Share capital	Share premium	Profit and loss account	Share-based payment	Conditional shareholders' equity	Total
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Shareholders' equity at January 1, 2005	**16,399,920**	**163,999**	**4,266**	**0**	**491**	**0**	**168,756**
Net loss for the year				-101,346			-101,346
Comprehensive income				-101,346			-101,346
Transfer to cover loss	-	-	-101,346	101,346	-	-	0
Capital increase by way of a share issue	21,199,920	212,000	189,729	-	-	-	401,729
Conditional shareholders' equity	-	-	-	-	-	33,000	33,000
Expenses, capital increase	-	-	-26,367	-	-	-	-26,367
Expensed value of warrants granted	-	-	-	-	4,212	-	4,212
Shareholders' equity at December 31, 2005	**37,599,840**	**375,999**	**66,282**	**0**	**4,703**	**33,000**	**479,984**
Shareholders' equity at January 1, 2004	**4,099,980**	**40,999**	**0**	**-5,505**	**0**	**0**	**35,494**
Net loss for the year				-58,540			-58,540
Comprehensive income				-58,540			-58,540
Transfer to cover loss	-	-	-64,045	64,045	-	-	0
Capital increase by way of a share issue	12,299,940	123,000	86,100	-	-	-	209,100
Expenses, capital increase	-	-	-17,789	-	-	-	-17,789
Expensed value of warrants granted	-	-	-	-	491	-	491
Shareholders' equity at December 31, 2004	**16,399,920**	**163,999**	**4,266**	**0**	**491**	**0**	**168,756**

The share capital consists of undistributable reserves. The other reserves can be distributed as dividend with due regard to the relevant provisions of the Danish Companies Act.

Analysis of movements in the share capital:

	2005	2004	2003	2002	2001
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Share capital at January 1	163,999	40,999	40,999	40,962	40,950
Capital increase	212,000	123,000	-	37	12
Share capital at December 31	**375,999**	**163,999**	**40,999**	**40,999**	**40,962**

CASH FLOW STATEMENT FOR THE PERIOD JANUARY 1 – DECEMBER 31

		GROUP		PARENT COMPANY	
		2005	2004	2005	2004
Note		DKK'000	DKK'000	DKK'000	DKK'000
	Net loss for the year	-118,067	-	-101,346	-58,540
20	Adjustments	16,174	-	6,363	-10,380
21	Changes in working capital	388	-	-8,713	-139
	Cash flow from operating activities before net financials	-101,505	-	-103,696	-69,059
	Interest received etc.	13,197	-	13,219	7,418
	Interest paid etc.	-1,191	-	-1,185	-678
	Cash flow from operating activities	**-89,499**	**-**	**-91,662**	**-62,319**
2	Purchase of enterprises/investments in group enterprises	-76,733	-	-35,198	-
	Loans to group enterprises	-	-	-75,889	-
	Liquidation proceeds, Inoxell A/S	-	-	-	1,343
	Additions of intangible assets	-1,348	-	-1,348	-1,500
22	Additions of property, plant and equipment	-2,864	-	-2,717	-731
	Disposals of property, plant and equipment	163	-	163	250
	Additions of marketable securities	-81,373	-	-81,373	-430,290
	Disposals of marketable securities	162,886	-	162,886	299,615
	Cash flow from investing activities	**731**	**-**	**-33,476**	**-131,313**
	Net proceeds, share issue	345,687	-	345,687	191,311
	Repayments, loans	-1,241	-	0	0
	Repayments, finance leases	-3,727	-	-3,727	-3,957
	Cash flow from financing activities	**340,719**	**-**	**341,960**	**187,354**
	Change in cash and cash equivalents	**251,951**	**-**	**216,822**	**-6,278**
	Unrealised currency gain/loss	273	-	-	0
	Cash and cash equivalents at January 1	8,100	-	8,401	14,679
	Cash and cash equivalents at December 31	**260,324**	**-**	**225,223**	**8,401**
	Analysis of cash and cash equivalents:				
	Cash and demand deposits	70,324	-	35,223	6,305
	Fixed-term deposits	190,000	-	190,000	2,096
		260,324	**-**	**225,223**	**8,401**

NOTES TO THE FINANCIAL STATEMENTS

1 General information

Pharmexa A/S is a leading biotech company in the field of active immunotherapy and vaccines for the treatment of serious chronic and infectious diseases. Pharmexa's proprietary technology platforms are broadly applicable, allowing the company to address critical targets in cancer, rheumatoid arthritis, bone degeneration and Alzheimer's disease, as well as serious infectious diseases such as HIV, influenza, hepatitis and malaria.

2 Purchase of enterprises and activities

On April 12, 2005, Pharmexa A/S signed an agreement on the takeover of all of the shares in GemVax AS, Norway, effective April 1, 2005. The price for the shares in GemVax AS was paid by issuance of 1,400,000 shares of DKK 10 each in Pharmexa, representing a market price of DKK 33.6 million based on a market price of DKK 24 per share, and by issuance of a convertible debt instrument to the seller, DKK 33 million, which can be converted into share capital in Pharmexa provided that, before September 30, 2006, GemVax AS reaches an agreed milestone relating to the initiation of the phase III TeloVax trial.

On November 24, 2005, Pharmexa A/S signed an agreement on the takeover of certain activities from IDM Pharma Inc., USA, effective December 30, 2005. The price for the assets, i.e. USD 12 million, was paid in cash.

The fair market value of the total acquired assets and liabilities relating to the takeover of subsidiaries can be made up as follows at the takeover date:

	Fair value of acquired enterprises			
	Purchase of GemVax AS	Takeover of activity from IDM Pharma Inc.	Total	Book value at the takeover date
	DKK'000	DKK'000	DKK'000	DKK'000
Non-current assets	0	5,560	5,560	5,560
Current assets	1,897	0	1,897	1,897
Non-current liabilities	-1,202	0	-1,202	-1,202
Current liabilities	-3,264	0	- 3,264	-3,264
Acquired assets, net	-2,569	5,560	2,991	2,991
Acquired patent rights, trade marks and technologies	69,722	70,620	140,342	-
Less acquired cash reserves	392	0	392	-
	67,545	76,180	143,725	-
Paid as follows:				
Shares issued	-33,600	0	-33,600	-
Conditional shareholders' equity	-33,000	0	- 33,000	-
	945	76,180	77,125	
Adjustment, cash	-392	0	-392	
Net cash effect	553	76,180	76,733	

Had Pharmexa taken over GemVax at January 1, 2005, the consolidated revenue and results of operations would have been as outlined below: (in DKK thousands)

Revenue	2,683
Net loss for the period	-120,463

It is not possible to determine a true and fair view of what revenue and results of operations from the activities taken over from IDM Pharma Inc. would have been had the activities been taken over at January 1, 2005.

260

NOTES TO THE FINANCIAL STATEMENTS

Note		GROUP 2005	GROUP 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
		DKK'000	DKK'000	DKK'000	DKK'000
3	**Other financial income**				
	Exchange gains	1,998	-	1,939	357
	Securities	7,760	-	7,760	6,799
	Group enterprises	-	-	177	-
	Other financial income	3,439	-	3,343	262
		13,197	**-**	**13,219**	**7,418**
4	**Other financial expenses**				
	Exchange adjustments	762	-	762	278
	Finance leases	345	-	345	330
	Realised and unrealised capital losses	6,124	-	6,124	6,055
	Other financial expenses	1,033	-	1,027	954
		8,264	**-**	**8,258**	**7,617**
5	**Income taxes**				
	Total tax for the year	0	-	0	0
	Analysis of the year's tax charge:				
	Estimated 28% (2004: 30%) tax on the pre-tax loss for the year	-33,059	-	-28,377	-17,562
	Tax effect of:		-		
	Reduction of tax rate from 30-28%	8,258	-	8,258	0
	Non-utilisable losses	0	-	0	8,745
	Deductible expenses taken to equity	-820	-	-820	-1,288
	Other non-deductible expenses	769	-	769	12
	Change in non-recognised deferred tax asset	24,852	-	20,170	10,093
		0	**-**	**0**	**0**
6	**Earnings per share and diluted earnings per share**				
	Net loss for the year (in DKK thousands)	-118,067	-	-101,346	-58,540
	Average number of shares	26,696,862	-	26,696,862	11,715,833
	Earnings and diluted earnings per share	-4.4	-	-3.8	-4.3

Adjustment of the share issues April 19, 2004 is made with 0.83 and adjustment of the share issues May 3, 2005 is made with 0.86 in the calculation of earnings and diluted earnings per share.

There is no difference between the calculation of earnings per share and diluted earnings per share as the Group reported an operating loss.

NOTES TO THE FINANCIAL STATEMENTS

Note

7 Intangible assets

	Licences and rights	Patents, trade marks and technologies
Group		
Cost at January 1, 2005	-	-
Additions on consolidation	6,332	
Additions of business combinations	-	140,343
Additions for the year	1,348	-
Disposals for the year	-	-
Cost at December 31, 2005	7,680	140,343
Amortisation and write-downs at January 1, 2005	-	-
Amortisation on consolidation	3,352	
Amortisation for the year	1,506	3,628
Write-downs for the year	-	6,146
Amortisation and write-downs at December 31, 2005	4,858	9,774
Carrying amount at December 31, 2005	**2,822**	**130,569**
Amortised over	5-10 years	10-20 years

In 2005, two of the acquired patents were written down in connection with the takeover of GemVax. One of these patents is considered to have a mere defensive value, for which reason it has been written down to a lower estimated value. The other patent has been fully written down, as it is not part of the Group's segment and, thus, cannot be renewed.

	Licences and rights	Patents, trade marks and technologies
Parent company		
Cost at January 1, 2005	6,332	-
Additions for the year	1,348	-
Disposals for the year	-	-
Cost at December 31, 2005	7,680	-
Amortisation and write-downs at January 1, 2005	3,352	-
Amortisation for the year	1,506	-
Amortisation and write-downs at December 31, 2005	4,858	-
Carrying amount at December 31, 2005	**2,822**	-
Amortised over	5-10 years	-

Note

7 Intangible assets

	Licences and right	Patents, trade marks and technologies
Group		
Cost at January 1, 2004	-	-
Additions for the year	-	-
Cost at December 31, 2004	-	-
Amortisation and write-downs at January 1, 2004	-	-
Amortisation for the year	-	-
Amortisation and write-downs at December 31, 2004	-	-
Carrying amount at December 31, 2004	-	-
Amortised over	-	-
Parent company		
Cost at January 1, 2004	4,832	-
Additions for the year	1,500	-
Cost at December 31, 2004	6,332	-
Amortisation and write-downs at January 1, 2004	2,360	-
Amortisation for the year	992	-
Amortisation and write-downs at December 31, 2004	3,352	-
Carrying amount at December 31, 2004	**2,980**	-
Amortised over	5 years	-

Amortisation and write-downs of intangible assets is expensed over the following accounts:

	GROUP		PARENT COMPANY	
	2005	**2004**	**2005**	**2004**
	DKK'000	DKK'000	DKK'000	DKK'000
Research costs	1,051	-	1,051	252
Development costs	10,229	-	455	740
Administrative expenses	0	-	0	0
	11,280	-	**1,506**	**992**

NOTES TO THE FINANCIAL STATEMENTS

Note

8 Property, plant and equipment	Plant and machinery DKK'000	Other fixtures fittings, tools and equipment DKK'000	Leasehold improvements DKK'000	Prepayments for assets under construction DKK'000
Group				
Cost at January 1, 2005	-	-	-	-
Additions on consolidation	34,284	11,332	3,754	40
Additions on business combinations	4,253	-	1,426	-
Additions for the year	2,192	308	12	821
Disposals for the year	-609	-279	-	-40
Cost at December 31, 2005	40,120	11,361	5,192	821
Depreciation at January 1, 2005	22,667	8,750	1,532	-
Depreciation for the year	4,479	865	381	-
Reversal of depreciation of disposals for the year	-558	-279	0	-
Depreciation at December 31, 2005	26,588	9,336	1,913	-
Carrying amount at December 31, 2005	**13,532**	**2,025**	**3,279**	**821**
Hereof assets held under finance leases				549
Depreciated over	5 - 10 years	2 – 10 years	10 years	
Parent company				
Cost at January 1, 2005	34,284	11,332	3,754	40
Additions for the year	2,192	281	12	821
Disposals for the year	-609	-279	-	-40
Cost at December 31, 2005	35,867	11,334	3,766	821
Depreciation at January 1, 2005	22,667	8,750	1,532	-
Depreciation for the year	4,479	856	381	-
Reversal of depreciation of disposals for the year	-558	-279	-	-
Depreciation at December 31, 2005	26,588	9,327	1,913	-
Carrying amount at December 31, 2005	**9,279**	**2,007**	**1,853**	**821**
Hereof assets held under finance leases				549
Depreciated over	5 - 10 years	2 - 10 years	10 years	

264

Note

8 Property, plant and equipment	Plant and machinery DKK'000	Other fixtures fittings, tools and equipment DKK'000	Leasehold improvements DKK'000	Prepayments for assets under construction DKK'000
Group				
Cost at January 1, 2004	-	-	-	-
Additions for the year	-	-	-	-
Disposals for the year	-	-	-	-
Cost at December 31, 2004	-	-	-	-
Depreciation at January 1, 2004	-	-	-	-
Depreciation for the year	-	-	-	-
Reversal of depreciation of disposals for the year	-	-	-	-
Depreciation at December 31, 2004	-	-	-	-
Carrying amount at December 31, 2004	-	-	-	-
Hereof assets held under finance leases	-	-	-	-
Depreciated over	-	-	-	
Parent company				
Cost at January 1, 2004	34,131	11,191	4,002	50
Additions for the year	385	336	20	40
Disposals for the year	-232	-195	-268	-50
Cost at December 31, 2004	34,284	11,332	3,754	40
Depreciation at January 1, 2004	17,994	7,772	1,279	-
Depreciation for the year	4,831	1,167	383	-
Reversal of depreciation of disposals for the year	-158	-189	-130	-
Depreciation at December 31, 2004	22,667	8,750	1,532	-
Carrying amount at December 31, 2004	**11,617**	**2,582**	**2,222**	**40**
Hereof assets held under finance leases	3,454	1,064		
Depreciated over	5 - 10 years	2 - 10 years	10 years	

	GROUP		PARENT COMPANY	
	2005	**2004**	**2005**	**2004**
Depreciation of property, plant and equipment is expensed as follows:	DKK'000	DKK'000	DKK'000	DKK'000
Research costs	3,797	-	3,796	2,202
Development costs	1,418	-	1,411	3,601
Administrative expenses	510	-	509	578
	5,725	-	**5,716**	**6,381**

NOTES TO THE FINANCIAL STATEMENTS

Note		PARENT COMPANY 2005	PARENT COMPANY 2004
		DKK'000	DKK'000
9	**Investments in subsidiaries**		
	Parent company		
	Cost at January 1	0	25,000
	Additions for the year	101,798	0
	Disposals, liquidation	0	-25,000
	Cost at December 31	101,798	0
	Write-downs at January 1	0	-23,817
	Write-downs for the year	0	0
	Disposals, liquidation	0	23,817
	Write-downs at December 31	0	0
	Carrying amount at December 31	101,798	0

Name of subsidiary	Domicile	Share capital	Interest
GemVax AS	Porsgrunn, Norway	NOK 246,223	100%
Pharmexa-Epimmune Inc.	San Diego, USA	USD 4,000,010	100%

Note		GROUP 2005	GROUP 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
10	**Receivables**				
	Of the total receivables the following amounts fall due for payment more than 1 year after the end of the financial year (deposits)	5,930	-	2,947	2,900

The weighted average interest rate on other receivables (current and non-current) is 0%. No receivables were written down.

11 Prepayments

Prepayments mainly consist of prepaid expenses relating to insurance, subscriptions and service agreements.

2660

NOTES TO THE FINANCIAL STATEMENTS

Note		GROUP 2005 DKK'000	GROUP 2004 DKK'000	PARENT COMPANY 2005 DKK'000	PARENT COMPANY 2004 DKK'000
12	**Marketable securities**				
	Cost at January 1	162,756	-	162,756	34,505
	Additions for the year	81,373	-	81,373	430,290
	Disposals for the year	-170,766	-	-170,766	-302,039
	Cost at December 31	73,363	-	73,363	162,756
	Value adjustments at January 1	-3,660	-	-3,660	-29
	Net value adjustments for the year	1,755	-	1,755	-3,631
	Value adjustments at December 31	-1,905	-	-1,905	-3,660
	Carrying amount at December 31	**71,458**	-	**71,458**	**159,096**

Investments in securities are made in accordance with the Company's investment policy. The portfolio at December 31, 2005 consists of Danish mortgage credit bonds issued in Danish kroner. The securities are expected to be realised in 2006.

Marketable securities are exposed to a certain level of risk, as changes in interest rates will affect the price and, thus, the value of the portfolio. For 2005, there is an unrealised capital loss on the securities, totalling DKK 1,905 thousand, which will be realised on a sale of the securities.

At the beginning of January 2006, bonds worth DKK 24,746 thousand will be drawn, and the amount will be deposited in a fixed-term deposit account.

Maturities at December 31:

	GROUP 2005	GROUP 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
Less than 1 year	24,746	-	24,746	20,857
Between 1 and 5 years	0	-	0	0
More than 5 years	46,712	-	46,712	138,239
	71,458	-	**71,458**	**159,096**

13 Shareholders' equity

The Company's share capital consists of 37,599,840 shares of a nominal value of DKK 10 each or multiples hereof. No shares carry any special rights.

14 Conditional shareholders' equity

The conditional shareholders' equity regards a convertible debt instrument in connection with the acquisition of Gemax AS of DKK 33 million and has been issued to Timmuno AS. It can be converted into share capital in Pharmexa provided that, before September 30, 2006, GemVax AS meets an agreed milestone regarding the initiation of the phase III TeloVax trial. The debt instrument consists in 1,375,000 shares which are convertible at a price of 24. If the agreed milestone is not met, the conversion right will lapse, and so will the debt instrument.

NOTES TO THE FINANCIAL STATEMENTS

	GROUP		PARENT COMPANY	
	2005	2004	2005	2004
Note	DKK'000	DKK'000	DKK'000	DKK'000

15 Deferred tax

Tax asset	149,523	-	144,038	123,868
Write-down to assessed value	-149,523	-	-144,038	-123,868
Carrying amount	**0**	**-**	**0**	**0**

The potential tax asset has been stated at 28%, corresponding to the current tax rate.

The tax asset has not been capitalised, as it cannot, at present, be expected to be realised in future earnings.

Analysis of the tax asset:

Intangible assets	1,360	-	1,360	1,006
Property, plant and equipment	9,311	-	9,310	9,245
Various provisions	0	-	0	243
Research and development costs capitalised for tax purposes	30,771	-	30,771	56,197
Tax losses	108,081	-	102,597	57,177
	149,523	**-**	**144,038**	**123,868**

Tax losses relating to the income year 2002 onwards can be carried forward infinitely.

16 Loan, VækstFonden

The loan concerns the HER-2 project. The loan from VækstFonden is secured DKK 4.5 million upon the project and relating production equipment. The loan carries interest of 7.3% per annum.

17 Finance lease commitments

Minimum commitment under finance leases:

Total future lease payments:

Within 1 year	189	-	189	3,778
Between 1 and 5 years	341	-	341	0
Total	**530**	**-**	**530**	**3,778**

The fair value of the commitment corresponds to the book value.

Future finance charge, finance leases	-25	-	-25	-98
Net present value of finance leases	**505**	**-**	**505**	**3,680**

Net present value of the commitments:

Within 1 year	175	-	175	3,680
Between 1 and 5 years	330	-	330	0
Total	**505**	**-**	**505**	**3,680**

The Company's finance leases relate to computer equipment. The lease includes an option to purchase the equipment at the end of the lease term. Where the option is expected to be exercised, the payment for exercising the option is part of the statement of total lease payments. The book value at December 31, 2005 equals in all material respect to the fair value.

Note		GROUP 2005 DKK'000	GROUP 2004 DKK'000	PARENT COMPANY 2005 DKK'000	PARENT COMPANY 2004 DKK'000

18 Deferred income

Deferred income consists of payments received under research agreement.

19 Contingencies and other financial obligations

	GROUP 2005	GROUP 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
Leases				
Total future lease payments:				
Within 1 year	15,852	-	12,006	11,751
Between 1 and 5 years	55,549	-	46,978	46,560
After 5 years	28,522	-	28,522	39,208
	99,923	-	**87,506**	**97,519**

Security for loans

The loan from VækstFonden, mentioned in note 16 above, is secured upon the project and relating production equipment.

The loan mentioned in note 17 above is secured upon leased assets recognised under "Property, plant and equipment".

Government grants

In previous years, the Company has, under the item "Revenue" in the income statement, recognised a grant with a conditional charge from Industri- og Handelsstyrelsen. In accordance with the agreement, the Company is liable to repay the grant if, in future, the Company generates income from the research results eligible for grant. At December 31, 2005, the contingency was DKK 3,175 thousand. Repayment, if any, is to take place as a percentage of future income. A 2.5% charge is to be paid on a sale of the product. In case of a sale of the aggregate research results, a 25% charge will become payable.

20 Cash flow statement – adjustments

	GROUP 2005	GROUP 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
Other financial income	-13,197	-	-13,219	-7,418
Other financial expenses	8,264	-	8,258	7,617
Share of net loss in Inoxell A/S	-	-	-	-160
Value of share-based payments	4,212	-	4,212	491
Debt reduction, VækstFonden	-	-	-	-18,251
Amortisation/depreciation and write-downs of intangible assets and property, plant and equipment	17,003	-	7,220	7,373
Gain and loss on the sale of non-current assets	-108	-	-108	-32
	16,174	-	**6,363**	**-10,380**

21 Cash flow statement – changes in working capital

	GROUP 2005	GROUP 2004	PARENT COMPANY 2005	PARENT COMPANY 2004
Change in receivables	-3,486	-	-13,736	1,401
Change in other current liabilities	3,874	-	5,023	-1,540
	388	-	**-8,713**	**-139**

22 Purchase of property, plant and equipment

In the reporting year, the Group purchased property, plant and equipment for a total cost of DKK 3,413 thousand, DKK 549 thousand of which was acquired through finance leases. A cash amount of DKK 2,864 thousand was paid on the purchase of property, plant and equipment.

NOTES TO THE FINANCIAL STATEMENTS

Note		GROUP 2005 DKK'000	GROUP 2004 DKK'000	PARENT COMPANY 2005 DKK'000	PARENT COMPANY 2004 DKK'000
23	**Fees to auditors appointed by the general meeting of shareholders**				
	Fee to Ernst & Young				
	Audit	238	-	210	150
	Non-audit services	791	-	780	567
	Fee to PricewaterhouseCoopers:				
	Audit	140	-	140	100
	Non-audit services	610	-	610	802
24	**Staff**				
	Wages and salaries	33,005	-	31,399	32,407
	Share-based remuneration	4,212	-	4,212	491
	Pensions	639	-	562	544
	Other social security costs	501	-	269	228
	Other staff costs	2,322	-	2,117	1,956
		40,679	-	**38,559**	**35,626**
	expensed as follows:				
	Research costs	17,229	-	17,003	11,766
	Development costs	12,162	-	10,359	14,405
	Administrative expenses	11,288	-	11,197	9,455
		40,679	-	**38,559**	**35,626**
	Hereof remuneration to the Executive Management and Board of Directors:				
	Executive Management	3,525	-	3,525	2,318
	Board of Directors	600	-	600	490
		4,125	-	**4,125**	**2,808**
	Analysis of remuneration to the Executive Management:				
	Salaries	2,127	-	2,127	1,877
	Bonus	248	-	248	300
	Pension	36	-	36	32
	Total pay	2,411	-	2,411	2,209
	Value of warrants granted	1,114	-	1,114	109
	Total remuneration	**3,525**	-	**3,525**	**2,318**
	Average number of employees	**63**	-	**61**	**60**
	Number of employees at year-end	**94**	-	**65**	**59**

See otherwise notes 25 and 28.

Note

25 Warrants

The exercise of warrants granted in 2003 and previously is conditional upon the employee being employed in Pharmexa at the time of exercise. Warrants issued after 2003 are measured at fair value at the time of grant and are included in the profit and loss account during the period until the exercise date. The exercise of these warrants is conditional upon whether the employee concerned is employed at the time of exercise or has been given notice of the Company. Warrants are not considered part of the pay and cannot be characterised as bonus or performance pay.

Analysis of movements in warrants issued by the Company:

	Staff[1]	Executive Management	Board of Directors	Other	Total
January 1, 2004	333,550	58,000	31,550	55,260	478,360
Change in status[2]	0	-22,000	-20,625	42,625	0
Warrants granted during the year	387,210	112,790	0	0	500,000
December 31, 2004	**720,760**	**148,790**	**10,925**	**97,885**	**978,360**
January 1, 2005	720,760	148,790	10,925	97,885	978,360
Warrants granted during the year	1,285,000	410,000	0	0	1,695,000
Total number of warrants issued at December 31, 2005	**2,005,760**	**558,790**	**10,925**	**97,885**	**2,673,360**

1) Including warrants issued to employee representatives on the Board of Directors.

Analysis of exercised and cancelled warrants:

Total number of warrants issued at December 31, 2005	2,005,760	558,790	10,925	97,885	2,673,360
Exercised in 2000	500	0	0	0	500
Exercised in 2001	0	0	0	1,250	1,250
Cancelled in 2001[2]	7,500	0	0	3,960	11,460
Exercised in 2002	0	0	2,500	1,250	3,750
Expired in 2002	2,000	0	5,625	24,375	32,000
Expired in 2003	164,000	29,000	0	26,500	219,500
Expired in 2004	120,350	7,000	2,500	40,250	170,100
Cancelled in 2005	4,080	0	0	0	4,080
Expired in 2005	39,200	0	300	300	39,800
Total number of outstanding warrants at December 31, 2005	**1,668,130**	**522,790**	**0**	**0**	**2,190,920**

2) Cancelled warrants consist of warrants surrendered by the employees who were transferred to Inoxell at July 1, 2001 and of warrants repurchased from "Other" in February 2001.

Fair value of warrants granted at the time of grant:

2004	3,060,628	898,468	0	0	3,959,096
2005	8,948,475	3,535,200	0	0	12,483,675

The values are recognised in the period up till the exercise date, affecting the net loss for the year as outlined in note 24.

NOTES TO THE FINANCIAL STATEMENTS

Note

25 Warrants

The Company's total outstanding warrants at December 31, 2005:

	Subscrip-tion price	Outstanding warrants	Subscription date	Market value per warrant in DKK[3]	Market value in DKK in 2005[3]	Market value in DKK in 2004[3]
Staff	19	77,800	June 7, 2006	5.96	463,688	926,598
	19	77,800	Dec. 7, 2006	7.18	558,604	995,840
	19	77,800	June 7, 2007	8.15	634,070	1,057,302
	27	149,730	Dec. 7, 2007	5.82	871,429	1,674,991
	22.6	642,500	June 1, 2007	6.39	4,105,575	0
	22.6	642,500	June 2, 2008	8.18	5,255,650	0
		1,668,130			11,889,016	4,654,731
Executive Management	19	22,000	June 7, 2006	5.96	131,120	262,020
	19	22,000	Dec. 7, 2006	7.18	157,960	281,600
	19	22,000	June 7, 2007	8.15	179,300	298,980
	27	46,790	Dec. 7, 2007	5.82	272,318	509,543
	22.6	205,000	June 1, 2007	6.39	1,309,950	0
	22.6	205,000	June 2, 2008	8.18	1,676,900	0
		522,790			3,727,548	1,352,143
Total		**2,190,920**			**15,616,564**	**6,006,874**

At December 31, 2005, there are no outstanding, exercisable warrants.

3) The market values of the warrants were made up at December 31, 2005 based on the Black-Scholes valuation model. The valuation was based on the assumption of no dividend per share and a volatility rate of 50% per annum, the risk-free interest was made up at 3.0% per annum, the expected duration is determined on the basis of the subscription date, and the share price at December 31, 2005 was 23.8 in Pharmexa.

272

NOTES TO THE FINANCIAL STATEMENTS

Note

26 Interest-rate and currency risks

Group

Interest-rate risk:

Analysis of the Group's financial assets and liabilities:

	December 31, 2005	Cash flow	Terms
	DKK'000		
Cash and cash equivalents	70,324	Ordinary demand deposits	Realised effective interest rate, average 2.6%
Fixed-term deposits	190,000	Ordinary demand deposits	Realised effective interest rate, average 2.2%
Marketable securities	71,458	Investments in marketable securities are made in accordance with the Company's investment policy. The policy was changed in 2004 so as to allow investments in Danish mortgage credit bonds and government bonds.	The average effective yield was 1.5%. Note 12 shows the maturities for marketable securities.
Non-current borrowings:			
VækstFonden	13,584	Repayment sets in if the project begins to generate income	Interest rate of 7.3% per annum

Currency risk:

The Group does not hedge its currency exposure. Analysis of the Group's foreign currency balances at December 31, 2005:

Currency	Payment/expiry	Receivables	Payables
		DKK'000	DKK'000
USD	0-12 months	-	564
	Over 12 months	2,983	-
GBP	0-12 months	-	1,499
	Over 12 months	-	-
EUR	0-12 months	-	2,755
	Over 12 months	-	-
SEK	0-12 months	-	27
	Over 12 months	-	-
NOK	0-12 months	1,946	1,154
	Over 12 month	-	-
Other	0-12 months	-	17
	Over 12 months	-	-
		4,929	**6,016**

273

NOTES TO THE FINANCIAL STATEMENTS

Note

26 Interest-rate and currency risks

Parent company

Interest-rate risk:

Analysis of the parent company's financial assets and liabilities:

	December 31, 2005	Cash flow	Terms
	DKK'000		
Cash and cash equivalents	35,223	Ordinary demand deposits	Realised effective interest rate, average 2.6%
Fixed-term deposits	190,000	Ordinary demand deposits	Realised effective interest rate, average 2.2%
Marketable securities	71,458	Investments in marketable securities are made in accordance with the Company's investment policy. The policy was changed in 2004 so as to allow investments in Danish mortgage credit bonds and government bonds.	The average effective yield was 1.5%. Note 12 shows the maturities for marketable securities.
Non-current borrowings:			
VækstFonden	13,584	Repayment sets in if the project begins to generate income	Interest rate of 7.3% per annum

Currency risk:

The parent company does not hedge its currency exposure. Analysis of the parent company's foreign currency balances at December 31, 2005:

Currency	Payment/expiry	Receivables	Payables
		DKK'000	DKK'000
USD	0-12 months	14,167	564
	Over 12 months	75,889	-
GBP	0-12 months	-	1,499
	Over 12 months	-	-
EUR	0-12 months	-	2,451
	Over 12 months	-	-
SEK	0-12 months	-	19
	Over 12 months	-	-
NOK	0-12 months	125	125
	Over 12 month	-	-
Other	0-12 months	-	17
	Over 12 months	-	-
		90,181	**4,675**

274

Note

27 Related parties and related party transactions

Group

The Group has no related parties with a controlling interest.

The Group has identified related parties with significant influence to comprise all group enterprises, the members of the parent company's Board of Directors, the members of the Group's Executive Management and executive officers and these persons' relatives. Related parties further include companies in which said persons have a significant interest.

Besides the payment of usual remuneration, including warrants, as outlined in notes 24 and 25, no transactions were conducted in the year with members of the Board of Directors and Executive Management or with executive officers, significant shareholders or other related parties.

Parent company

Pharmexa has no related parties with a controlling interest.

Pharmexa has identified related parties with significant influence to comprise subsidiaries, the members of the Company's Board of Directors and Executive Management and executive officers and these persons' relatives. Related parties further include companies in which said persons have a significant interest.

Pharmexa provided administrative services, etc. for DKK 84 thousand and rendered R&D assistance for DKK 378 thousand to subsidiaries. Furthermore, pass-through costs were re-invoiced from subsidiaries to Pharmexa A/S for a total amount of DKK 1,086 thousand. All related party transactions are conducted on an arm's-length basis, as subsidiaries trade on terms similar to those applicable to third parties.

The loan to a subsidiary earned interest on market terms, and interest income totalling DKK 177 thousand was recognised for the year. The subsidiary's assets have been put us as security for this loan.

Besides the payment of usual remuneration, including warrants, as outlined in notes 24 and 25, no transactions were conducted in the year with members of the Board of Directors and Executive Management or with executive officers, significant shareholders or other related parties.

NOTES TO THE FINANCIAL STATEMENTS

Note

28 Board of Directors and Executive Management

The members of the Company's Board of Directors and Executive Management own the following shareholdings and warrants in Pharmexa A/S and hold the following executive offices in other companies apart from wholly owned subsidiaries:

	No. of shares owned	No. of warrants owned	Executive offices held in other companies
Board of Directors			
Karl Olof Borg , Chairman Board member since 2001	8,000		Eurocine AB, (CM), 7TM Pharma A/S, (BM), Bioinvent International AB, (BM), Medicon A/S, (BM), Galenica AB (BM), Alligator AB (BM).
Jørgen Buus Lassen Board member since 1997	20,000		NeuroSearch A/S, (M+BM), NS Gene A/S, (CM), Gudme Raaschou Health Care Invest A/S, (CM), Bavarian Nordic Research Institute A/S, (BM), NicOx S.A., (BM).
Arne J. Gillin Board member since 1997	1,200		Daniamant Holding A/S (M, BM), Daniamant ApS, (M, BM), Proxima International ApS, (M), Genesto A/S (BM), Innovision A/S, (BM), Rovsing Dynamics A/S, (BM).
Alf A. Lindberg Board member since 2005			Medivir AB, (BM), Catella Health Care, (BM), Proteome Sciences Ltd., (BM), Avant Immunotherapeutics, (BM).
Steen Klysner* Board member since 2003		47,600	
Finn Stausholm Nielsen* Board member since 2003		20,040	
Henrik Buch* Board member since 2000	800	9,270	
Executive Management			
Jakob Schmidt, CEO	31,579	522,790	Gudme Raaschou Vision A/S, (CM), GemVax AS (CM), Pharmexa Inc. (CM).

(CM) = Chairman
(BM) = Board member
(M) = Management
*) Employee representative

STATEMENTS AND REPORTS



Karl Olof Borg (64)
Board member
of Pharmexa
since 2001

Jørgen Buus Lassen (72)
Board member
of Pharmexa
since 1997

Arne J. Gillin (48)
Board member
of Pharmexa
since 1997

Alf A. Lindberg (66)
Board member
of Pharmexa
since 2005

STATEMENT BY THE BOARD OF DIRECTORS AND THE EXECUTIVE MANAGEMENT ON THE ANNUAL REPORT

The Board of Directors and the Executive Management have today discussed and approved the annual report of Pharmexa A/S for the financial year ended December 31, 2005.

The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

We consider the accounting policies used to be appropriate. Accordingly, the annual report gives a true and fair view of the Group's and the parent company's financial position at December 31, 2005 and of the results of the Group's and the parent company's operations and cash flows for the financial year ended December 31, 2005.

We recommend that the annual report be approved by the annual general meeting of shareholders.

Hørsholm, March 16, 2006



Steen Klysner (44)
Board member
of Pharmexa
since 2003

Employee representative

Henrik Buch (43)
Board member
of Pharmexa
since 2000

Employee representative

Finn Stausholm Nielsen (41)
Board member
of Pharmexa
since 2003

Employee representative

Hørsholm, March 16, 2006

Executive Management

Jakob Schmidt

Board of Directors

Karl Olof Borg
Chairman

Jørgen Buus Lassen

Arne J. Gillin

Alf A. Lindberg

Steen Klysner

Henrik Buch

Finn Stausholm Nielsen

TO THE SHAREHOLDERS OF PHARMEXA A/S

Auditors' report

We have audited the annual report of Pharmexa A/S for the financial year ended December 31, 2005, prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

The annual report is the responsibility of the Company's Board of Directors and Executive Management. Our responsibility is to express an opinion on the annual report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Board of Directors and the Executive Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit did not result in any qualification.

Opinion

In our opinion, the annual report gives a true and fair view of the Group's and the parent company's financial position at December 31, 2005 and of the results of the Group's and the parent company's operations and cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

Hørsholm, March 16, 2006

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Peter Fredløv   Benny Lynge Sørensen
State Authorised Public Accountants

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Jens Røder   Claus Køhler Carlsson
State Authorised Public Accountants



VOCABULARY

Adjuvant Substance, which is mixed with a vaccine with the purpose of enhancing the immunogenicity of the vaccine. Together the antigen and the adjuvant constitute the protein based vaccine.

Antibodies An antibody is a molecule that can bind specifically to a certain antigen. Antibodies are produced by B-lymphocytes. The binding of an antibody to an antigen can lead to clearance of the antigen or activation of other immunological effector mechanisms directed towards the antigen.

Target Self-protein or peptide that can be affected with a vaccine to obtain a therapeutic effect.

Clinical Trial Investigation involving humans/patients to establish safety and efficacy in the development of a new therapy.

DNA Deoxyribonucleic acid. A molecule that contains the genetic information.

DNA-pharmaccine/vaccine Therapeutic DNA vaccine, where DNA encoding the antigen is injected into the patient.

Epitope The part of an antigen that is recognised by the immune system. A B-cell epitope is the site of the antigen, which binds to an antibody.

Immunogenicity The ability of an antigen to induce an immune response.

Immunotherapy Therapies that utilise the immune system or its components to combat disease conditions.

In vitro Term used to designate an experiment performed within a test tube or an artificial environment.

In vivo Term used to designate an experiment performed within a living body.

Metastasis New Tumour that is derived from spreading of the original cancer.

Monoclonal Antibodies (Mab) Isolated antibody that can react with one (1) B-cell epitop of the antigen. Injection of a monoclonal antibody can be used therapeutically because of its ability to bind specifically to a known antigen.

Peptide Molecule consisting of a sequence of several amino acids. Can be a part of a larger protein.

Proof of Concept in humans Proof of Concept is obtained upon scientific evidence in humans for the efficacy of the product or technology that is being investigated.

Protein Molecule that consists of amino acids. The number and sequence of amino acids is determined by the DNA (gene) encoding the protein. Proteins have multiple different functions in every biological material.

Recombinant molecule DNA or protein molecule that is constructed or modified e.g. by genetic engineering.

Self-protein Protein synthesised by the individual itself.

T-cells A cell derived from the thymus that plays a major role in a variety of immune reactions.









Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Tel.: +45 4516 2525
Fax: +45 4516 2500
www.pharmexa.com

ANNUAL REPORT 2006



Pharmexa

CONTENTS

DIRECTORS' AND MANAGEMENT'S REPORT

FINANCIAL STATEMENTS

STATEMENTS AND REPORTS



285

LETTER FROM THE CEO

2006 was a year of progress, during which we focused on the integration and further development of the two new project portfolios from GemVax and Pharmexa-Epimmune. The most important result was the approval and initiation of a phase III study with the cancer vaccine GV1001 which has the potential to change the way a number different types of cancer are treated in the future. Phase III studies are the final tests and if concluded satisfactorily they will lead to an expected registration of GV1001 for the treatment of pancreatic cancer in the United States and Europe in 2010. Among the many other results achieved in 2006, we would like to emphasize the following:

- We started an international phase II trial with GV1001 in liver cancer. GV1001 is also in phase II in lung cancer in an investigator sponsored trial in Norway.
- We achieved Orphan Drug status for GV1001 in pancreatic cancer both in the United States and Europe. In addition to certain cost savings during the development phase, Orphan Drug status provides market exclusivity for a number of years.
- We obtained a patent in the United States for GV1001. We also prevailed in an important opposition case raised by Pharmexa against a European patent issued to the US biotech company Geron.
- We received approval to start the TeloVac trial in Great Britain as well as a commitment for co-funding from Cancer Research UK. The TeloVac trial is a large investigator sponsored phase III trial of GV1001 in pancreatic cancer.
- We started a phase I trial in the United States and Peru with a combination of the two HIV vaccines EP1090 and EP1043.
- We started an additional phase I trial with EP1090 in the United States where the vaccine is administered with a needle free device.
- Our licence partner Bavarian Nordic reported that they intent to initiate phase I trialsof the breast cancer vaccine HER-2 DNA-MVA, which is based on Pharmexa's AutoVac™ technology.
- In addition, Bavarian Nordic initiated phase I and phase I/II trials of the MVA-BN® *Polytope* HIV vaccine that incorporates HIV-derived epitopes licensed from Pharmexa with Bavarian Nordic's MVA-BN® viral vector
- We entered into a licensing agreement with the Canadian biotech company ImmunoVaccine Technologies concerning Pharmexa's PADRE® technology.
- We held a meeting with the FDA concerning the design of the company's phase III program for GV1001. The meeting was positive and we expect to file an application (IND) within a few months to extend the PrimoVax trial to also include the United States.

At the start of 2007, we have seven product candidates in clinical development, from early phase I trials to pivotal phase III studies. In addition, we have a strong preclinical pipeline. We are leading the important pivotal PrimoVax phase III study ourselves. Besides the investigator-sponsored trials, a number of our trials in the United States are under the management of the National Institutes of Health, the NIH. Finally, our license partners Bavarian Nordic and Innogenetics are also running trials. All in all, nine clinical trials are currently ongoing with Pharmexa's product candidates in close to 15 countries. We expect that more than 1,500 patients will participate in clinical trials of our vaccines over the next three years.

2007 will probably be marked by consolidation in the vaccine business. There is a renewed interest among large pharmaceutical companies in vaccines, because the biotech companies now finally possess technologies to attack some of the really difficult infectious diseases, such as hepatitis, malaria, HIV and influenza. Also from the political side more focus is now directed towards these diseases, among other things illustrated by the programs recently launched by the United States government to meet the threat of an outbreak of pandemic influenza. With our subsidiary in the United States, we have positioned ourselves in a strategically advantageous position in relation to these developments.

In 2006 one of the tasks was to get the collaboration and integration going with our new US subsidiary Pharmexa-Epimmune. Pharmexa-Epimmune employs approximately 30 people in San Diego, California. This group works with prophylactic and therapeutic vaccines against certain difficult infectious diseases, in particular HIV, malaria and influenza. There is now a great deal of attention, both from the United States government and from a number of large pharmaceutical companies on influenza. The Bill & Melinda Gates foundation has set aside significant funds to fight malaria. HIV continues to command great political attention in the United States and Pharmexa-Epimmune has until now received more than DKK 100 million in grants from the US health authorities. Adding to this, Pharmexa-Epimmune owns the PADRE® technology which provides a safe and effective way of increasing the efficacy of most types of vaccines. For this reason PADRE® is used in research by companies and laboratories across the world. Pharmexa has great expectation for the commercialization of this unique technology.

Although Pharmexa had a stronger position at the end of the financial year than at the beginning of the year, the price of our shares dropped. One event that contributed to the unsatisfactory share price development in the second part of 2006 was the decision to stop a phase II trial with the breast cancer vaccine HER-2 Protein AutoVac™. The trial shows that the vaccine is biologically active and produces the desired antibodies, even in these critically ill patients. We are investigating the possibility of initiating a new phase II trial in a more suitable patient population.

Jakob Schmidt
Chief Executive Officer

286

OBJECTS AND PRINCIPAL ACTIVITY

Pharmexa is one of the leading companies in the world in the field of active immunotherapy and vaccines for the treatment of serious chronic diseases and infectious diseases. We have a promising portfolio of drug candidates from early research to Phase III trials. These drug candidates have been developed via Pharmexa's patented technology platforms. We believe that our technologies and products will be competitive in terms of therapeutic effect, safety, patient friendliness and production costs.

Pharmexa's project portfolio is broadly founded, with projects in the fields of cancer and inflammatory diseases and infectious diseases. We have several projects in clinical trials and expect more of our preclinical projects to move into the clinical phases in future.

We have obtained promising results in clinical trials and achieved so-called "proof of concept" in many different recognized animal models. Pharmexa's work has been published in some of the world's leading scientific journals. Furthermore, our technologies and drug candidates have received commercial seals of approval in the form of partnership agreements with H. Lundbeck, Innogenetics, Bavarian Nordic and others. Our work with infectious diseases has received approval in the form of several major grants from the US National Institutes of Health. We have worked with immunotherapy since the early 1990s. This early start has given Pharmexa a strong patent position, broad-ranging experience and access to some of today's most promising targets for immunotherapy. Pharmexa's most advanced drug candidate, GV1001, could potentially reach the market in 2010 if Phase III trials with the product meet our expectations.

Not only have we established the necessary know-how; we have also established an organization and infrastructure around our technologies and products which has made Pharmexa a highly efficient organization for research into and development of immunotherapeutic drugs. Pharmexa's core competencies today include the development of immunotherapeutic drugs for cancer and inflammatory and infectious diseases. Thus, we are able to identify, optimize and develop many different products through the entire pharmaceutical research and development process. We have developed several important management tools, IT systems and documents which make it simple to transfer our projects to partners.

These competencies can all be ascribed to our highly experienced organization, which currently consists of about 105 employees in Denmark, Norway and San Diego, USA.



About 80% of Pharmexa's staff work in research and development. We have established an efficient and professional, administrative infrastructure to support our research and development organization.

Pharmexa A/S is working from highly functional laboratories and offices comprising about 4,500 square metres. Some 75 of our employees work there. Pharmexa's facilities are centrally located in the Danish "Medicon Valley" district, close to four large universities and Copenhagen Airport. Our subsidiary Pharmexa-Epimmune is based in San Diego, USA. Some 30 of our employees work there.

Immunotherapy

Immunotherapy can be either passive or active immunotherapy.

Passive immunotherapy is performed by administering artificially produced monoclonal antibodies that are similar to the patient's own antibodies. Thus, monoclonal antibodies are not intended to stimulate a reaction from the patient's own immune system to the disease, but rather to simulate an immune response. The monoclonal antibodies marketed over the past ten years or so have been highly successful. This demonstrates the commercial potential of immunotherapy

Active immunotherapy, also called therapeutic vaccines, aims to induce a therapeutic immune response through the patient's own immune system. In particular, the use of active immunotherapy in cancer treatment is being evaluated. Most of the cancer vaccines currently under development aim at inducing a killer-cell response, whilst others attempt to generate antibody responses. Pharmexa uses both methods.

Active immunotherapy against cancer and infectious diseases should not be confused with immunotherapy used to treat allergy, although the word is used in both fields. As an example, active immunotherapy in cancer aims to awaken the immune system to fight cancer cells. In contrast, immunotherapy in allergy treatment aims over a period of time to turn the immune system away from an overreaction to a particular allergen, such as grass pollen. Although the two areas are very different and utilize completely different treatment methods, both fields claim ownership to the term "immunotherapy".



HIGHLIGHTS OF 2006

The most important result was the approval and initiation of a phase III study with the cancer vaccine GV1001 which has the potential to change the way a number of different types of cancer are treated in the future. Highlights of the many other results achieved by Pharmexa in 2006 are listed below:

- Pharmexa started an international phase II trial with GV1001 in liver cancer. GV1001 is also in phase II in lung cancer in an investigator sponsored trial in Norway.
- "Orphan Drug" status was achieved for GV1001 in pancreatic cancer both in the United States and Europe. In addition to certain cost savings during the development phase, Orphan Drug status provides market exclusivity for a number of years.
- A patent was issued in the United States on GV1001. Pharmexa also prevailed in an important opposition case raised by Pharmexa against a European patent issued to the US biotech company Geron.
- Approval to start the TeloVac trial in Great Britain was received as well as a commitment for co-funding from Cancer Research UK. The TeloVac trial is a large investigator sponsored phase III trial of GV1001 in pancreatic cancer.
- A phase I trial in the United States and Peru was started with a combination of the two HIV vaccines EP1090 and EP1043.
- An additional phase I trial with EP1090 was started in the United States where the vaccine is administered with a needle free device.
- Pharmexa's licence partner Bavarian Nordic reported that they intent to initiate phase I trials of the breast cancer vaccine HER-2 DNA-MVA, which is based on Pharmexa's AutoVac™ technology.
- In addition, Bavarian Nordic initiated phase I and phase I/II trials of the MVA-BN® *Polytope* HIV vaccine that incorporates HIV-derived epitopes licensed from Pharmexa with Bavarian Nordic's MVA-BN® viral vector.
- Pharmexa entered into a licensing agreement with the Canadian biotech company ImmunoVaccine Technologies concerning Pharmexa's PADRE® technology.
- Pharmexa held a meeting with the FDA concerning the design of the company's phase III program for GV1001. The meeting was positive and Pharmexa expects to file an application (IND) within a few weeks to extend the PrimoVax trial to also include the United States.

Significant events after the end of the financial year

- In January 2007 Pharmexa issued warrants to new employees in accordance with the authorization from the general assembly.
- In February 2007 Pharmexa made a directed share issue of 3,765,155 new shares leading to gross proceeds of approximately DKK 64 million to the company. The issue met with considerable interest from institutional investors in Denmark and abroad.

Summary comments on the financial statements

In 2006 the Group realized revenue of DKK 2.0 million, and a net loss of DKK 169.1 million. The Group's research costs amounted to DKK 47.6 million and development costs amounted to DKK 117.4 million. Administrative expenses amounted to DKK 32.3 million. The Group's cash and cash equivalents totalled DKK 165.3 million at December 31, 2006. The financial performance in 2006 was in accordance with the Company's projections set out in the Q3 2006 interim report.

289

CONSOLIDATED FINANCIAL HIGHLIGHTS AND KEY RATIOS

(in DKK thousands except per share data)	2006[2]	2005[2]	2004[3]	2003[4]	2002[4]
KEY FIGURES					
Income statement					
Revenue	2.040	2.680	21.344	20.100	30.061
Research costs	47.644	42.452	26.591	33.815	91.706
Development costs	117.443	61.931	51.758	78.080	66.763
Administrative expenses	32.335	23.946	19.779	18.325	20.434
Loss before other operating items	-195.382	-125.649	-76.784	-110.120	-148.842
Other operating items	21.785	2.649	18.443	-10.664	-57
Net financials	4.547	4.933	-199	684	7.909
Net loss for the year	-169.050	-118.067	-58.540	-109.200	-137.870
Balance sheet					
Intangible assets	86.734	133.391	2.980	2.472	3.438
Marketable securities and cash and cash equivalents	165.260	331.782	167.497	50.448	174.824
Total assets	284.891	496.829	194.369	84.761	220.455
Share capital	376.893	375.999	163.999	40.999	40.999
Shareholders' equity	258.219	463.621	168.756	35.494	144.694
Cash flow					
Cash flow from operating activities	-156.406	-89.499	-62.319	-121.776	-125.989
Cash flow from investing activities(1)	66.924	731	-131.313	102.773	-156.286
of which net purchase and sale of securities	70.853	81.513	-130.675	101.435	-136.063
of which invested in subsidiaries	-	-76.733	-	-	-
of which net investment in property, plant and equipment and intangible assets	-3.929	-4.049	-1.981	1.338	-20.223
Cash flow from financing activities	-3.723	340.719	187.354	-3.666	11.603
Change in cash and cash equivalents	-93.205	251.951	-6.278	-22.669	-270.672
Financial ratios					
Current EPS (DKK 10 per share)	-4,5	-4,4	-4,3	-19,1	-24,1
Average number of shares	37.649.206	26.696.862	11.715.833	4.099.980	4.098.644
Number of shares at year-end	37.689.240	37.599.840	16.399.920	4.099.980	4.099.980
Net asset value per share (DKK 10 per share)	6,9	12,3	10,3	8,7	35,3
Share price at year-end	17,5	24	28	31	41
Price/net asset value	2,56	1,95	2,72	3,56	1,16
Assets/equity	1,10	1,07	1,15	2,39	1,52
Number of employees (full-time equivalents), year-end	107	94	59	65	149
Number of employees (full-time equivalents), average.	104	63	60	106	143

1) From 2002 the cash flow from investing activities includes purchases and sales of marketable securities in connection with a change in the Company's portfolio management approach.

2) For 2005 and forward, the financial highlights consist of consolidated figures for Pharmexa A/S and its two wholly-owned subsidiaries GemVax AS and Pharmexa-Epimmune Inc.

3) For 2004 the financial highlights only consist of figures for Pharmexa A/S.

4) For 2002-2003 the financial highlights consist of consolidated figures for Pharmexa A/S and the former Inoxell A/S.

The ratios have been calculated in accordance with "Recommendations & Ratios 2005" from December 2004. Please refer to the section on definitions in "Accounting policies".



THE HISTORY OF IMMUNOTHERAPY

In the 1890s, a young surgeon in New York wondered about the phenomenon of how sometimes the condition of severely ill cancer patients suddenly improved. He was not the first to do so, but he was the first to take this thought a step further.

The name of the young doctor was William Coley, and the reason he began to think about cancer was that one of his friends, a beautiful, apparently healthy young woman, Elizabeth Dashiell, was suddenly diagnosed with cancer and died in the course of just a few months. She originally consulted him because her hand was hurting: she thought she had caught it in a train seat, but it turned out that she suffered from an aggressive bone cancer.

After her rapidly progressing illness and death, which made the young, self-confident doctor feel completely powerless, he became interested in cancer, especially in the few cases where patients with advanced cancer and large tumours suddenly recovered.

There seemed to be a pattern. These stories of miracles were often about cancer patients who, following a serious, often life-threatening hospital infection with a high fever, experienced a sudden and completely inexplicable improvement in their cancer. Some of these miracle stories were quite dramatic: tumours as large as oranges – although tumours are rarely left to grow that large nowadays – melted away in the course of just a few weeks, or patients otherwise given up by their doctor and with just a few weeks to live got up from their hospital bed and returned to work.

Dr Coley began to collect these miracle stories, both in New York and up and down the east coast of the United States. He was particularly interested in what came before the sudden and unexplainable improvement in the patient's condition. After some months, he had collected enough information to conclude that a severe infection of the bacteria Streptococcus pyogenes called erysipelas could apparently lead to subsequent improvement in the cancer patient's condition.

In the 1890s, very little was known about the immune system. To be blunt, they really knew nothing. Dr Coley did not have many tools or concepts to explain this apparent correlation, and finding an explanation was not his primary goal. He should not be blamed for the fact that more than 70 years passed before a more or less coherent scientific explanation of the phenomenon could be given.

But since William Coley was a doctor and first and foremost wanted to help his patients, and since there was not much else he could offer patients suffering from an advanced stage of cancer, he was quick to translate his observations into treatment and action.

His idea was to induce a bacterial infection in those of his patients who were most ill with cancer, and to that end he mixed a cocktail of pus from patients with an erysipelas infection. During the following years, Dr Coley experimented with various mixes of bacteria which gradually became known as Coley's Toxins. And he enjoyed success, but also had many failures.



For the rest of his life, Dr Coley worked to improve his cancer immunotherapy, and he was an untiring advocate of his methods until he died. Much of the established doctors' community looked upon Coley's Toxins with great skepticism. His results were difficult to reproduce. However, Coley's Toxins were registered as a drug and manufactured by the US-based pharmaceutical company Parke-Davis at the beginning of the 20th century.

However, the enthusiasm petered out. The new great focus on hygiene and the discovery of penicillin meant that fever and infections were something to be combatted, not used therapeutically. After the First World War, the conventional perception was that the immune system and cancer were two different things that had nothing to do with each other. This perception was so deeply rooted that it was more or less considered scientific heresy to propose the opposite. "Cancer immunology" was considered an oxymoron, and only the most eccentric scientists dared risk their career and reputation by treading this minefield.

Although the era after the Second World War brought major scientific advances and new methods, the basic attitude described above persisted. As people gradually began to learn more about and better understand the immune system and to understand that the immune system is primarily trained to detect invading foreign organisms and compounds, so-called antigens, the perception was still that, by definition, cancer cells were invisible to the immune system and that there was no such thing as "cancer antigens". This was the undisputable scientific view all the way up to the 1970s.

Since then, however, we have seen that Dr Coley was right. Cancer and the immune system have everything to do with each other. Today we know that cancer antigens do exist and that the immune system can be made to recognize and fight cancer cells. It has taken more than 100 years to reach this recognition, but we are finally approaching our goal.

We know enough about the biology of cancer cells, and about the workings of the immune system that we can say with a great deal of confidence that immunotherapy will in fact become a natural and important part of the treatment of cancer. Immunotherapy has seen many disappointments along the way and more will probably follow in the coming years, but that does not change the fundamental picture: Active immunotherapy will in the next few years form part of the treatment of many cancer forms. Recent years have seen very rapid developments in the field and there are now more than 100 different cancer vaccines in clinical development. Only a small part of these new drugs have reached the final and decisive stage, phase III. Pharmexa is a member of this small exclusive group of leaders.

Pharmexa's Phase III trial with GV1001, which is expected to be completed in 2009, could bring us all the way past the goalposts. If the results seen in earlier Phase I/II trials with GV1001 can be reproduced in the current Phase III trials, Pharmexa will have a potential blockbuster product which can help many cancer patients to a better life and make Pharmexa an extremely profitable business.

292

PIPELINE

Pharmexa's project portfolio is broadly founded in cancer, infectious diseases and other illnesses. The company is currently running several projects at the clinical trial stage and expects that several of its preclinical projects will move into clinical development in the future, including the Alzheimer's vaccine PX 106 which is being developed by the company's license partner H. Lundbeck and PX 107 which is currently under preparation for a phase I trial in certain bone disorders.



GV1001: A therapeutic vaccine against cancer

GV1001 is a peptide vaccine which activates the immune system so that it recognizes and kills cancer cells. GV1001 targets an enzyme called telomerase which is seldom found in normal cell types but over expressed in most cancer cells. In scientific circles, telomerase activity is considered a key factor in the process whereby cancer cells loose their normal mortality, a common feature for all cancers. GV1001 could therefore theoretically turn out to be a universal cancer vaccine, which is reflected by Pharmexa's broad development program for GV1001.

GV1001 has achieved orphan drug status for the treatment of pancreatic cancer both in Europe and in the US.

Pharmexa's preclinical and clinical pipeline

Program	Target	Immuno-therapy	Indication	Marketing rights	STATUS Research	Preclinical	Phase I	Phase II	Phase III
Cancer									
GV1001	Telomerase	Peptide	Pancreatic cancer	Pharmexa					
GV1001	Telomerase	Peptide	Liver cancer	Pharmexa					
GV1001	Telomerase	Peptide	Lung cancer	Pharmexa					
PX 104.1	HER-2	Recomb. protein	Breast cancer	Pharmexa					
MVA-BN HER2 (PX 103.2)	HER-2	MVA/DNA	Breast cancer	Bavarian Nordic					
Infectious diseases									
EP1090	HIV	DNA	HIV treatment	Pharmexa					
EP1043	HIV	Recomb. protein	HIV prevention	Pharmexa					
EP1233 + MVA-BN Polytope	HIV	MVA/DNA	HIV treatment and prevention	Pharmexa/ Bavarian Nordic					
EP2210, EP2220, EP2230	HBV, HCV, HPV	DNA, polyepitope	Hepatitis, HPV	Innogenetics					
EP1300	P. falciparum	DNA	Malaria prevention	Pharmexa					
Other diseases									
PX 106	Abeta	Recomb. protein	Alzheimer's	H. Lundbeck					
PX 107	RANKL	Recomb. protein	Bone disorders	Pharmexa					

[1] Investigator sponsored trial
[2] Recruitment stopped




V1001
Pharmexa

GV1001 in pancreatic cancer – Phase III

Pharmexa has initiated Phase III clinical trials with GV1001 in patients with pancreatic cancer. GV1001 is to be tested in two large-scale Phase III studies of a total of 1,630 patients called the PrimoVax study and the TeloVac study:

Financed by Pharmexa, the **PrimoVax study** includes a total of 520 patients with inoperable pancreatic cancer from up to 60 centres in Europe and Australia. The study has been approved in a number of European countries, including Denmark, and Australia and patient enrolment has begun. More than 60 patients have so far been enrolled in the trial. In September 2006 Pharmexa held a meeting with the US health authorities (FDA) regarding the Phase III program for GV1001. The meeting was positive and confirmed the FDA's interest in a new anti-cancer drug with GV1001's profile. As a consequence of the meeting Pharmexa will submit an application (IND) to the FDA in the spring of 2007 for permission to open approximately 20 additional centres in the USA for the PrimoVax Phase III study. Pharmexa considers the PrimoVax trial to be a pivotal study which in case of a satisfactory result can lead to a registration of GV1001 for the treatment of pancreatic cancer in the United States and Europe in 2010.

In the PrimoVax study, GV1001 will be tested side by side with the current standard treatment gemcitabine (Gemzar®), a chemotherapeutic agent approved for the treatment of pancreatic cancer. The patients in the PrimoVax study will be randomly divided into two equal-sized groups:

- 260 patients receiving the standard treatment with gemcitabine chemotherapy; and
- 260 patients receiving GV1001. If/when the condition of these patients deteriorates, treatment with gemcitabine will be added.

Thus the PrimoVax study is in continuation of a previous Phase I/II clinical study with GV1001 which showed that treatment with GV1001 as monotherapy prolonged patient survival compared to the effect previously seen with gemcitabine. The primary endpoint in the PrimoVax study is survival, and the secondary endpoints include time to progression and safety. Results are expected in 2009.

The **TeloVac study** is an investigator-sponsored study designed and managed by the Pancreas Cancer Sub-Group, a department of the National Cancer Research Institute in the United Kingdom. 60 UK cancer centres have so far signed up to participate in the trial.

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In the TeloVac study, GV1001 will be tested together with a combination of the chemotherapeutic agents gemcitabine (Gemzar®) and capecitabine (Xeloda®). 1,110 patients with inoperable pancreatic cancer will be randomly divided into one of the three arms:

- 370 patients will receive gemcitabine and capecitabine chemotherapy in a standard treatment;
- 370 patients will initially be treated with gemcitabine and capecitabine for eight weeks, after which they will be treated with GV1001; and
- 370 patients will be treated with gemcitabine and capecitabine concurrently with GV1001.

The primary endpoint is survival, and the secondary endpoints include time to progression and safety.

The TeloVac study will be co-financed by Cancer Research UK (CRUK) and conducted by the CRUK's Liverpool Cancer Trials Unit. Pharmexa will pay for vaccine for the trial, along with a number of the costs related to monitoring and data collection. Results are expected in 2012.

GV1001 in Liver Cancer – phase II

The HeptoVax trial is a Phase II, open-label trial designed to evaluate the safety and efficacy of GV1001 in advanced hepato-cellular carcinoma ("HCC" or "liver cancer"). Patients for the trial will be recruited from three centres in Spain, France and Germany and the trial has so far recruited 20 patients. Top line results from the trial are expected by the end of 2007.

Up to 41 patients with advanced stage liver cancer will receive a single pre-treatment dose of the chemotherapeutic drug cyclophosphamide three days prior to the start of immunotherapy, followed by doses of GV1001 plus GM-CSF three times in the first week, and once weekly in week 2, 3, 4 and 6. Thereafter, GV1001 plus GM-CSF will be given once a month. All patients will be treated for a minimum of 6 months unless they show symptomatic progression, in which case patients will be discontinued from the trial.

The primary endpoint of the trial is efficacy, measured by objective tumor response (modified RECIST). Secondary endpoints include the safety and immunogenecity of the vaccine. Approximately half of the patients with advanced stage liver cancer die within a year and survival benefits in the trial will also be measured.

GV1001 in Lung Cancer – phase II

The Rigshospitalet-Radiumhospitalet in Norway has started a Phase II trial with GV1001 in non-small cell lung cancer (NSCLC). The study is a so-called investigator-sponsored study designed and managed by the Cancer Clinic at Rigshospitalet-Radium Hospital in Oslo, Norway, in collaboration with the St. Olav Hospital in Trondheim, Norway. Pharmexa has agreed to supply GV1001 for the trial, which is partly funded by the Research Council of Norway.

The trial is an open label exploratory Phase II trial in 20 patients with stage IIIA and stage IIIB non-small cell lung cancer. In the trial, GV1001 together with the adjuvant GM-CSF is tested in patients that prior to the treatment have been treated with chemotherapy and radiation therapy. The

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patients start on the treatment no later than four weeks after their last radiation treatment. Patients are immunized 3 times in the first week and then once a week in week 2, 3, 4, 6, 8 and 10. Thereafter patients are immunized once a month for three months and in month 6 and 9.

The primary end-point in the trial is immune response measured by specific T-cell responses and DTH. Secondary end-points include safety and "time to progression", the time lapsed until the patients are obviously worse, measured by objective criteria (RECIST).

Depending on the speed at which patients can be recruited, the results from the trial will be available in the first half of 2009.

PX 104.1:

A therapeutic vaccine against breast cancer – Phase II

Pharmexa recently announced that the company stopped additional recruitment of patients to a Phase II trial of the breast cancer vaccine PX 104.1 since based on a review of preliminary data it was unlikely that the trial would meet its primary endpoint, objective tumor response, if it was finalized. Six out of the seven patients in total that received the four initial immunizations developed clear antibody titers. The vaccine is thus clearly biologically active and capable of generating a significant immune response to the HER-2 receptor, even in these critically ill breast cancer patients. Pharmexa interprets this result as a validation of the AutoVac™ technology platform. The company is still investigating the possibility of starting a new phase II trial in a more suitable patient population.

No serious adverse events related to the vaccine have been reported in the trial. The trial had therefore at this time met its most important secondary endpoints, immune response and safety.

PX 103.2:

A therapeutic vaccine against breast cancer – Phase I

PX 103.2, also called HER-2 DNA AutoVac™, is a vaccine designed to treat breast cancer by stimulating the immune system to form killer cells to combat cancer cells. A Phase I/II clinical trial involving 27 patients was successfully completed in December 2002. HER-2 (Human Epidermal Growth Factor Receptor 2) is a validated cancer target. Approximately 20-30% of women diagnosed with breast cancer overexpress the HER-2 protein on tumor cells, and this overexpression is generally associated with a more aggressive progression of the disease and a poorer prognosis than in HER-2-negative patients. HER-2 is also overexpressed in many other types of cancer.

Pharmexa and BN ImmunoTherapeutics, a wholly-owned subsidiary of Bavarian Nordic, signed an agreement in March 2005 under which BN ImmunoTherapeutics obtained a global non-exclusive licence to formulate the HER-2 DNA AutoVac™ vaccine in Bavarian Nordic's patented MVA-BN® vector. The agreement includes milestone and royalty payments to Pharmexa. Bavarian Nordic has announced that it has started phase I trials with the combination of the HER-2 DNA AutoVac™ vaccine and the MVA-BN® vector (in Bavarian Nordic's terminology "MVA-BN® HER2").

Pharmexa's programs in HIV

Through its US-based subsidiary Pharmexa-Epimmune, Pharmexa is working on both therapeutic and preventive HIV vaccines. The company has a broad portfolio of vaccine candidates in the field of HIV, which are being developed in house, in collaboration with the US health authorities or in collaboration with other companies. A number of Pharmexa's programs in the field of HIV are wholly or partly funded by the NIH, the National Institutes of Health in the USA.

EP1090: A therapeutic vaccine against HIV – Phase Ib

In Q3 2006 Pharmexa started a Phase Ib trial with EP1090 in HIV infected patients. In this trial sponsored by Pharmexa, EP1090 is being delivered using the BioJector® 2000 needle-free delivery device in order to increase the ability of the vaccine to stimulate the immune system. It is expected that the results from the trial will be available in the second half of 2007.

The trial is a randomized, double-blinded, dose escalation study, scheduled to enroll 32 HIV-infected patients receiving standard antiretroviral therapy (ART). The trial is conducted in the United States and is testing two dose levels of EP1090 immunized with the Biojector® 2000. The primary endpoints are safety and immune response.

EP1090 is an epitope-based DNA vaccine against HIV which activates the immune system's killer cells to attack HIV-infected cells. EP1090 has previously been successfully tested in both HIV-infected patients and healthy volunteers.

EP1043 and EP1090 in combination:

A preventive vaccine against HIV – Phase I

EP1043 is an epitope-based recombinant protein vaccine against HIV which activates the immune system's helper cells and is designed to be used in combination with vaccines that activate the immune system's killer cells, such as EP1090.

The combination of EP1043 and EP1090 is currently being tested in a large-scale Phase I trial sponsored by the NIH. Results are expected late in 2007.

Pharmexa holds all the rights to EP1043, EP1090 and EP1233.

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EP1233 and MVA-BN® Polytope:
A preventive vaccine against HIV – Phase I

EP1233 is an epitope-based DNA vaccine against HIV designed to activate both helper cells and killer cells. MVA-BN® Polytope is the same vaccine as EP1233, only formulated in Bavarian Nordic's patented MVA-BN® vector. Pharmexa expects to initiate a phase I trial with EP1233 and MVA-BN® Polytope in the first half of 2007 under a grant from the NIH.

MVA-BN® *Polytope* is jointly owned by Pharmexa and Bavarian Nordic and is designed to be used alone or in combination with EP1233. Bavarian Nordic has recently started phase I trials in Germany with MVA-BN® Polytope.

The R&D costs associated with EP1233 and MVA-BN® *Polytope* are principally funded through an NIH contract. Under this contract, Pharmexa is leading a consortium consisting of Bavarian Nordic, SRI International and Althea Technologies.

EP1300: A preventive vaccine against malaria
– Preclinical development

The goal of Pharmexa-Epimmune's malaria program is to develop a vaccine capable of mediating the destruction of infected liver cells immediately after infection with *Plasmodium falciparum*, the most common and deadly form of malaria.

The program is in the late preclinical stage. GMP material has been manufactured and Pharmexa, together with the NIH program staff, is planning the phase I clinical testing expected to start in the first half of 2008.

This program is funded by the US health authorities via an NIH contract and all commercial rights are retained by Pharmexa.

EP2210, EP2220 and EP2230:
Therapeutic vaccines against hepatitis and HPV
– Phase I, Preclinical development

Pharmexa-Epimmune has developed a number of epitope-based vaccines for hepatitis B, hepatitis C and HPV licensed to Innogenetics for further development.

EP2210 is a DNA vaccine against hepatitis B which activates both helper cells and killer cells and has been tested in phase I trials in healthy volunteers and was found to be a safe and well-tolerated vaccine. EP2220 and EP2230 are therapeutic vaccines against hepatitis C and human papilloma virus (HPV).

Innogenetics is responsible for the development of EP2210, EP2220 and EP2230 and holds all the commercial rights to these vaccines. Pharmexa will receive milestone payments and royalties on any future sales of products.

PX 107: A therapeutic vaccine against bone diseases
– Preclinical development

In a number of metabolism-related bone diseases, changes are seen in the amount of RANKL in the cells. RANKL is an important regulator in bone resorption and a therapeutic target for diseases associated with bone destruction such as osteoporosis, bone metastases, rheumatoid arthritis and metabolism-related bone diseases.

Pharmexa has announced preclinical results suggesting that vaccination against the RANKL protein using the AutoVac™ technology may be effective in the control of bone loss and inflammation. The company is developing a RANKL AutoVac™ vaccine to be used against bone disorders. Pharmexa holds all the rights to PX 107.

Pharmexa has selected the vaccine candidate for Phase I and initiated the preclinical preparations for the Phase I trial including efficacy and toxicology studies in primates and manufacturing of the vaccine. In February 2007 Pharmexa held a meeting with the FDA concerning the further devel-



opment of PX 107. The meeting was positive and in most aspects confirmed Pharmexa's plans for the further development of this potentially ground breaking product.

PX 106: A therapeutic vaccine against Alzheimer's disease – Preclinical development

Since 2000, Pharmexa has had a research and development collaboration with H. Lundbeck in which Pharmexa's AutoVac™ technology is used against a specific target known as Abeta. Abeta is known to cause the plaques in the brain that are thought to be the cause of the gradual deterioration of the brain which characterizes Alzheimer's disease.

Earlier in the collaboration, Pharmexa obtained proof of concept of the vaccine in preclinical trials and has shown that the vaccine has potential safety advantages over a competing vaccine candidate. On the basis of these results in 2004 H. Lundbeck started the development phase of the project during which a limited number of AutoVac™ molecules was studied in greater detail with a view to the final selection of a development molecule. The development work has now resulted in the selection of a development candidate and the work that leads up to testing in humans has begun.

Immunotherapy is still regarded as one of the most promising potential future treatments of Alzheimer's disease, where even today no disease modifying treatments exist.

The field therefore continues to enjoy great attention. H. Lundbeck holds an exclusive global licence for PX 106. Pharmexa will receive milestone payments and royalties on any future sales of the vaccine.

EP1400:
A vaccine against pandemic influenza - Research

Pharmexa is developing a "universal" influenza vaccine based on T cell epitopes from highly conserved influenza antigens from past, current and emerging viral strains. Using the EIS™ technology, Pharmexa has identified and characterized more than 300 influenza-specific T cell epitopes that are not subject to rapid mutation and are suitable for use in a vaccine.

Such epitope-based vaccines may prove more efficacious in the aging population, where natural cellular immune responses commonly wane. Additionally, an epitope-based vaccine may enhance the immune response to traditional influenza vaccines by priming influenza-specific helper cells and may thus result in reduced vaccine dose requirements or a reduced need for booster immunization. Lastly, such epitope-based vaccines are ideally suited for use against a pandemic influenza as they would not require revisions to match the emerging pandemic strain. The "universal" vaccine could be made in advance of a pandemic whereas a more traditional-based flu vaccine would require a 6-8 month lead time to incorporate revisions to match the emerging pandemic strain.

In a parallel project, Pharmexa has started working on a more conventional influenza vaccine targeting coat proteins, such as H5. This program combines Pharmexa-Epimmune's PADRE® epitope and experience with infectious diseases with Pharmexa's know-how in the field of recombinant proteins. The addition of PADRE® allows the vaccine dose to be dramatically reduced, which is considered essential for a potential pandemic flu vaccine.

Pharmexa plans to have one or more influenza-vaccine candidates ready for clinical development by the end of 2008.

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SHAREHOLDER INFORMATION

Securities identification code
Pharmexa's shares are listed on the Copenhagen Stock Exchange under the symbol PHARMX. The securities identification code is DK0015966592.

Share capital
At December 31, 2006, the share capital of Pharmexa amounted to DKK 376,892,400 divided into 37,689,240 shares with a nominal value of DKK 10 each. The company has only one share class.

Share price performance
On January 1, 2006, the quoted price of the company's shares on the Copenhagen Stock Exchange was DKK 23.80 per share. On December 31, 2006, the share price was DKK 17.50 per share.

Dividend policy
Pharmexa's Board of Directors currently intends to retain any earnings for use in the company's business and does not anticipate that any cash dividends will be declared in the foreseeable future.

Ownership
As of December 31, 2006, management is not aware of any shareholders holding 5% or more of the share capital of Pharmexa.

On December 31, 2006, Pharmexa had about 14,500 registered shareholders, who owned approximately 95% of the company's share capital. Pharmexa invites all shareholders to register with the company.

Share analysts who monitor Pharmexa

Danske Bank – Carsten Lønborg Madsen
Holmens Kanal 2-12
DK-1092 Copenhagen K
+45 3344 0439

Piper Jaffray Ltd – Richard Parkes and Sally Bennett
18 King William Street
London EC4N 7US
+44 207 743 8744

Gudme Raaschou Bank – Anette R. Larsen
Kalvebod Brygge 43
DK-1560 Copenhagen V
+45 3344 9000

Jyske Bank – Peter B. Andersen
Vestergade 8-16
DK-8600 Silkeborg
+45 8922 2864

Investor relations
Claude Mikkelsen, Investor Relations Manager, can be contacted on tel +45 4516 2525 or on e-mail: ir@pharmexa.com.

Email service
We invite investors and other interested parties to register for our news service on: www.pharmexa.com.



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Company details
Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Tel: +45 4516 2525
Telefax: 4516 2500
E-mail: ir@pharmexa.com
Website: www.pharmexa.com

Company reg. (CVR) no.: 14 53 83 72
Financial year: January 1 – December 31
Municipality of registered office: Birkerød

Board of Directors
Karl Olof Borg, Chairman
Jørgen Buus Lassen, Deputy Chairman
Arne J. Gillin
Alf A. Lindberg
Michel L. Pettigrew
Henrik Buch, employee representative
Finn Stausholm, employee representative

Executive Management
Jakob Schmidt

Auditors
Ernst & Young, Statsautoriseret Revisionsaktieselskab

Annual general meeting
The annual general meeting will be held on April 24, 2007 at 3.30 pm at Søhuset, Venlighedsvej 10, DK-2970 Hørsholm, Denmark.



Share price development in 2006
Share price
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30
28
26
24
22
20
18
16
14
12
10
jan/06
feb/06
mar/06
apr/06
may/06
jun/06
jul/06
aug/06
sep/06
oct/06
nov/06
dec/06
jan/07

Financial calendar 2007
We have scheduled the following dates in 2007 for the company's annual general meeting of shareholders and for the release of financial reports:

March 1, 2007	Annual report announcement 2006
April 24, 2007	Annual general meeting
May 11, 2007	Interim report Q1, 2007
August 23, 2007	Interim report Q2, 2007
November 6, 2007	Interim report Q3, 2007

Announcements to the Copenhagen Stock Exchange in 2006

Pharmexa publishes all important information via the Copenhagen Stock Exchange. In 2006, we published the following announcements, the full wording of which is available at: www.pharmexa.com.

18.12.2006	Pharmexa-Epimmune and Ichor Medical Systems enter into a collaborative agreement
13.12.2006	Pharmexa presenting data from influenza projects
12.12.2006	Phase II trial of GV1001 in lung cancer started
27.11.2006	Pharmexa has started phase II trial in liver cancer with GV1001
23.11.2006	Interim report for the first 9 months of 2006
20.11.2006	Pharmexa presenting new results with flu vaccines
31.10.2006	GV1001 results in pancreatic cancer published in the British Journal of Cancer
12.09.2006	Pharmexa adds two strong new members to board of directors
08.09.2006	Pharmexa receives patent in the United States and Europe on new vaccine candidate
30.08.2006	Pharmexa receives approval of Phase II application with GV1001 in liver cancer
29.08.2006	Pharmexa receives approval to start Phase Ib trial in the US with HIV vaccine
25.08.2006	New results published on Pharmexa's PADRE® epitope in Alzheimer's vaccine
24.08.2006	Pharmexa grants PADRE® license to ImmunoVaccine Technologies Inc.
22.08.2006	Interim report for the first 6 months of 2006
14.08.2006	Pharmexa discontinues Phase II trial of breast cancer vaccine
26.07.2006	Pharmexa receives orphan drug status for GV1001 in the US
03.07.2006	First patient immunized with GV1001 in Pharmexa's PrimoVax phase III trial
21.06.2006	Pharmexa granted orphan drug designation for GV1001 in Europe
20.06.2006	Issue of warrants in Pharmexa A/S
15.06.2006	Phase II application for GV1001 in lung cancer submitted
14.06.2006	Pharmexa prevails in opposition against Geron's European patent
09.06.2006	Report regarding the managements' and closely related parties' Transactions with securities in Pharmexa A/S in connection with exercise of warrants
07.06.2006	Pharmexa today increases its share capital in connection with employees' exercise of warrants
07.06.2006	Phase III application submitted on the TeloVac trial
06.06.2006	Pharmexa acquires HPV patent portfolio from Seed Capital Investments BV
31.05.2006	Pharmexa will start phase II trial in liver cancer with GV1001
30.05.2006	Interim report for the first 3 months of 2006
27.04.2006	Annual General Meeting in Pharmexa A/S
26.04.2006	Pharmexa goes to phase III
24.04.2006	Pharmexa receives US patent on the GV1001 vaccine
10.04.2006	Annual General Meeting in Pharmexa A/S
16.03.2006	Annual Report Announcement 2005
01.02.2006	Pharmexa files the first phase III application
27.01.2006	Pharmexa starts phase I trial in HIV together with HVTN
24.01.2006	Pharmexa – Financial Calendar 2006
23.01.2006	Ullevål University hospital and GemVax collaborates on translational research
11.01.2006	Pharmexa obtains approval in Russia
05.01.2006	Pharmexa updates on GV1001 project plans
02.01.2006	Pharmexa completes the acquisition of certain assets from IDM Pharma

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CORPORATE GOVERNANCE

On October 6, 2005, the Copenhagen Stock Exchange announced its revised recommendations for corporate governance in Denmark, which are based on the "comply or explain" principle. This comply or explain rule applies to annual reports published for financial years beginning on 1 January 2006 or later, but the companies may choose to follow the requirements from an earlier time. Pharmexa has decided to display its full report on corporate governance on its website.

Pharmexa basically follows the corporate governance recommendations, but we do not fully comply with two of the recommendations. These two recommendations and the explanations are stated below. For additional information on Pharmexa's position with respect to the corporate governance recommendations, please see our website on www.pharmexa.com.

Nørby Committee recommendation
Time allocated to board of directors' work and the number of directorships
The Committee recommends that a member of the board of directors who is also a member of the executive board of an active company hold not more than three ordinary directorships or one chairmanship and one ordinary directorship in companies not forming part of the group unless in exceptional circumstances.

Pharmexa's explanation
Pharmexa does not follow this recommendation. The Board of Directors will evaluate, on a case-by-case basis, the ability of current and coming Board members to set aside the necessary time for directorship in the company. The Board of Directors will not recommend Board members for election or re-election at the annual general meeting if they are not presumed to be able to set aside the necessary time for directorship in Pharmexa.

Nørby Committee recommendation
Principles for establishing incentive schemes
If the remuneration for the managers consists of share or subscription options, we recommend that the schemes are set up as roll-over schemes (i.e. the options are allocated and expire over a number of years) and that the redemption price is higher than the market price at the time of the allocation.

Moreover, the Committee recommends that the schemes be designed in a way that promotes long-term behaviour and are transparent and easy to understand (even for outsiders) and that valuation be made according to generally accepted methods.

Pharmexa's explanation
Pharmexa follows this recommendation in part. The Executive Management is partially remunerated with options which can be exercised at the market price on the date of grant. Accordingly, the exercise price is not higher than the market price on the date of grant, which is not in line with the recommendations. However, the options are not adjusted in the event of capital increases, which may dilute the value of the options. The plan applied promotes long-term behaviour, and the general terms and conditions and the number of options granted are disclosed on grant and in the annual report.

In future, Pharmexa also intends to take into consideration and, to the greatest possible extent, comply with the applicable recommendations for corporate governance in Denmark.

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RISK FACTORS

It can be difficult to determine the risk involved if one is a shareholder in a biotech company. Pharmexa fundamentally believes that immunotherapy will be an attractive field in the future. We believe that, in the future, cancer patients and patients with other chronic diseases will be offered immunotherapeutic drugs as part of their treatment. We are convinced that Pharmexa will be one of the winning operators in this process, This is a conviction we would like to share with our shareholders.

However, we would also like our shareholders to understand that things do not necessarily go the way we hope and believe – or that development may take longer than we originally thought. Therefore, it is important that our shareholders understand the risks Pharmexa is exposed to. Some of those risks are outlined below.

Immunotherapy

Pharmexa is one of the most experienced biotech companies in the field of immunotherapy. The idea of using the immune system to fight diseases against which the immune system is not normally effective is more than 100 years old. In the course of the 20th century, physicians and scientists all over the world have tried various methods to stimulate the immune systems of cancer patients to combat their tumours – so far with limited success only.

With the wisdom of hindsight, it is today often obvious why many of these early attempts were not successful. The scientific understanding of the immunological processes behind cancer and other diseases has come a very long way over the past 20 years. In the early years of the 21st century, we now have both the necessary knowledge and also the necessary technologies to make immunotherapy a reliable and efficient treatment option.

One of the great successes of the past 20 years is the development of what are called monoclonal antibodies, which have proved effective both in cancer and inflammatory diseases. These drugs have contributed strongly to increasing confidence in immunotherapeutic drugs as an important group of drugs in the future. Monoclonal antibodies are often called "passive immunotherapy", but it is the term "immunotherapy" that is most often used to designate approaches in which the goal is to wake up the patient's own immune system to fight a disease through special vaccination technologies.

Immunotherapy in cancer, inflammatory and infectious diseases

Pharmexa's most advanced program – GV1001 which is currently in Phase III – in the field of immunotherapy targets pancreatic cancer. The same vaccine is also in Phase II for liver and lung cancer. The goal for GV1001 is to make the patient's own immune system fight the cancer. No such drugs against cancer are currently on the market. Pharmexa could be one of the first companies in the world to bring such drugs to market. We believe that, in a number of favourable ways, Pharmexa differs crucially from other existing and former approaches to cancer immunotherapy.

Immunotherapy is an even less tested approach to treating Alzheimer's disease and inflammatory diseases such as rheumatoid arthritis and psoriasis. However, there are monoclonal antibodies on the market which are effective against rheumatoid arthritis and psoriasis. As our knowledge about the immunology behind these diseases grows, we will also be able to use immunotherapy to treat diseases that are not life-threatening but more chronic in nature. Pharmexa has projects in progress in both Alzheimer's disease and rheumatoid arthritis.

Treatment and preventive vaccination of serious infectious diseases such as HIV, hepatitis and malaria is a better known but still very difficult field. Our subsidiary Pharmexa-Epimmune in the USA has worked with infectious diseases for more than 15 years and has great experience with HIV, malaria, hepatitis, HPV and influenza. All these diseases continue to puzzle both Pharmexa and a large number of other companies and scientists. However, we believe that Pharmexa-Epimmune has a unique approach to these diseases which, together with our 15 years of experience, gives us a real potential for success.

Drug development

Companies which work with the development of drugs inevitably run into disappointments and delays.

One of the causes of disappointments is that animal and laboratory experiments with a drug candidate often turn out not to be very good predictors of how the drug will perform in a larger group of patients. Animals and humans are different, after all.

An important cause of delays is that drug development requires extensive coordination among many different external parties. A biotech company that develops a new cancer vaccine must coordinate its clinical trials with the contract producer who produces the drug, suppliers who supply adjuvants, the laboratories that examine patient blood samples, the hospitals and doctors involved in the trial, the regulatory authorities in the countries involved – including local ethics committees, the contract research operation handling the trial on behalf of the biotech company, the insurance company insuring the patients during the trial, the laboratory where the final safety experiments are conducted before the drug is tried in humans, and a number of other collaborative partners, suppliers and stakeholders. Drug development is therefore, not least, a major logistics task, and mi-

303

nor delays can spread quickly and turn into major delays. Consequently, it is crucial that Pharmexa has employees with many years of experience in drug development, and that we have quality assurance systems, processes and management tools to support the work of these employees.

When disappointments and delays occur, it is not always because a drug does not work as intended. It many be due to poor design of the trial or because the laboratory did not treat the blood samples correctly, because the doctors did not follow the protocol of guidelines for the trial, because the company chose the wrong formulation of the drug, because the dosis was wrong, because patients could not be recruited, or one of hundreds of other things that can go wrong during the process.

Scientific risks

Even if Pharmexa has tested both the therapeutic effect and safety of our technology platforms and drug candidates with different disease targets in numerous animal models and clinical studies, it is not certain that these results are indicative of the results of current and future clinical trials in humans.

Pharmexa distinguishes between two kinds of scientific risks: technology risk and target risk. Technology risk is the risk that Pharmexa's technology platforms are not themselves therapeutically relevant immunotherapy technologies. Target risk is the risk that the therapeutic targets chosen (the points of attack in the body) are not relevant, safe or reliable in treating the disease in question. Some of the most important technology and target risks are:

Technology risks

- Varying, inconsistent or insufficient immune response in the patient population, which results in negative or ambiguous data from clinical trials
- Activation of a potentially harmful autoimmune response in patients
- Difficulties in choosing a suitable adjuvant for the product
- A declining immunization effect over time, which may reduce the relevance of the product as long-term therapy

Target risks

- That telomerase, HER-2, RANKL and other existing and future targets selected by us as immunotherapy in various disease areas turn out to be ineffective
- Unexpected adverse effects of downregulation of these target proteins or peptides or elimination of cells that use these molecules
- Difficulties in upscaling production in connection with the manufacture of products for large-scale clinical trials and subsequent sales

Being able to manage these risks is very important to whether we succeed in developing our technologies and product candidates into saleable products. Therefore, we give high priority to managing the risks. Pharmexa intends to manage and contain these risks through extensive safety and efficacy studies, ongoing research, continued optimization of formulations, thorough scientific and commercial review of the targets used, and constant monitoring of comparable trials in other companies.

Financial risks

Due to its operation, investments and financing, Phamexa is not especially exposed to fluctuations in exchange rates. However, due to our activities in Norway and the USA, we are to a limited extent exposed to fluctuations in the exchange rates of the Norwegian krone and the US dollar to the Danish krone. Pharmexa is exposed to changes in the level of interest rates when investing cash expected to be used for research and development. Pharmexa does not use financial instruments to hedge risks or for speculative purposes.

304

Pharmexa is one of the most experienced biotech companies in the field of immunotherapy. The idea of using the immune system to fight diseases against which the immune system is not normally effective is more than 100 years old. In the course of the 20th century, physicians and scientists all over the world have tried various methods to stimulate the immune systems of cancer patients to combat their tumours. In the early years of the 21st century, we now have both the necessary knowledge and also the necessary technologies to make immunotherapy a reliable and efficient treatment option.



FINANCIAL REVIEW 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL REPORT AND OTHER REPORTS

Revenue

Revenue in the Group totalled DKK 2.0 million in 2006, against DKK 2.7 million in 2005, representing a decrease of 26%. Revenue in 2006 mainly consisted of research funding provided under the collaborative agreements with H. Lundbeck and Innogenetics.

Research costs

Research costs totalled DKK 47.6 million in 2006, against DKK 42.5 million in 2005, representing an increase of 12%. The increase is primarily due to the start-up of a new Influenza-vaccine research project in 2006, which has resulted in increased research costs and internal resource requirements. Research costs were furthermore affected by an expenditure of DKK 1.5 million relating to the Group's share-based payment. Leaving out the share-based payment in 2005 and 2006, research costs totalled DKK 46.1 million in 2006, compared to DKK 41.4 million in 2005, or an increase of 11%.

Development costs

Development costs totalled DKK 117.4 million in 2006, against DKK 61.9 million in 2005, or a 90% increase. The increase is primarily due to the start-up of the phase III trials TeloVac and PrimoVax and the clinical programs on malaria and HIV in Pharmexa-Epimmune, where the Group receives grants from NIH. In addition, the capitalized patent portfolios, projects, trademarks etc. from GemVax and IDM Pharma are amortised over their expected life. Development costs were affected by an expenditure of DKK 1.5 million associated with the Group's share-based payment. Leaving out the share-based payment in 2005 and 2006, development costs totalled DKK 115.9 million in 2006, against DKK 60.6 million in 2005, representing an increase of 91%.

Administrative expenses

In 2006, administrative expenses increased by 35% to DKK 32.3 million, compared with DKK 23.9 million in 2005. The increase is primarily due to additional administration costs as a result of the two acquisitions in 2005. Administrative expenses were affected by an expenditure of DKK 1.8 million associated with the Group's share-based payment. Leaving out the share-based payment in 2005 and 2006, administrative expenses totalled DKK 30.5 million in 2006, against DKK 22.1 million in 2005, or an increase of 38%.

Other operating items

Other operating items in 2006 amounted to net DKK 21.8 million, compared to net DKK 2.6 million in 2005. The item primarily consists of grants from public authorities and the largest part is realized in Pharmexa-Epimmune.

Net financials

Net financials amounted to net DKK 4.5 million in 2006, compared with DKK 4.9 million in 2005. The Group realised interest income and capital gains of DKK 8.5 million primarily from positions in marketable securities and cash. The Company's marketable securities and cash and cash equivalents totalled DKK 165.3 million at December 31, 2006, against DKK 331.8 million in 2005. Financial expenses came at DKK 3.9 million in 2006 compared to DKK 8.3 million in 2005. The expenses primarily consist of exchange losses of DKK 2.3 million and interest of DKK 0.9 million on Pharmexa's loan in Vækstfonden.

Net loss for the year and follow-up on expectations previously announced

The Group reported a net loss of DKK 169.1 million in 2006, compared to a net loss of DKK 118.1 million in 2005. The financial performance in 2006 was in accordance with the Company's projection set out in the Q3 2006 interim report.

Balance sheet items

The Group's balance sheet total at December 31, 2006 was DKK 284.9 million. Intangible assets accounted for DKK 86.7 million, marketable securities and cash and cash equivalents amounted to DKK 165.3 million, and shareholders' equity amounted to DKK 258.2 million versus DKK 321.8 million in the parent company. The difference is due to investments in subsidiaries being included at cost price.

The purchase price for the intangible assets in GemVax were adjusted down by DKK 33.0 million since a milestone was not achieved as of September 30, 2006. Reversed depreciations in connection with this amounts to DKK 3.5 million, which is included in the income statement. The purchase price for the intangible assets in GemVax amounts to DKK 36.7 million after this.

304

Cash flow statement

The consolidated net cash flow for 2006 is negative at DKK 93.2 million, compared to a positive DKK 252.0 million in 2005. Cash flows primarily consist of a loss on operations and sales of marketable securities.

Capital resources and liquidity

Like other biotechnology companies, Pharmexa has recorded a loss for a number of years and is therefore dependent on continued capital contributions until the Company's activities begin to yield a profit. Pharmexa reported a net loss of DKK 169.1 million in 2006 and had cash and cash equivalents totalling DKK 165.3 million at the end of the year.

Outlook for 2007

The following statements are forward-looking with respect to the plans, projections and future performance of the Group, each of which involves significant uncertainty. Pharmexa's actual results of operations may differ materially from the information set forth below.

For 2007, Pharmexa expects revenue and other operating income for the Group in the order of DKK 30 million. The Group's research and development costs are expected to be in the order of DKK 185 million. The administrative expenses are expected to be in the order of DKK 30 million. For 2007, Pharmexa expects a net loss including financial income in the order of DKK 185 million.

Pharmexa expects 2007 to be characterised by a number of important events, including:

- Immunisation of the first patient in the TeloVac phase III trial with GV1001 in the United Kingdom.
- Initiation of phase III studies with GV1001 in the United States under the PrimoVax protocol.
- Immunisation of the first patient in a phase I trial in the United States targeting HIV with a combination of the two vaccines EP1233 and MVA-BN® Polytope.
- Preclinical results from the company's pandemic influenza programme.
- Preliminary results from a phase I trial in the United States and Peru testing the HIV vaccines EP1090 and EP1043 as potential preventive therapy.
- Results from a phase I trial in the United States of the therapeutic HIV vaccine EP1090.
- Results from a phase I trial in breast cancer of MVA-BN® HER2, a therapeutic vaccine under development by BN Immunotherapeutics incorporating Pharmexa's AutoVac™ technology.
- Results from a phase I trial in Germany in HIV of MVA-BN® Polytope, a vaccine that incorporates Pharmexa's polytope technology under development by Bavarian Nordic.
- Results from Pharmexa's phase II trial of GV1001 in liver cancer.
- Preliminary bone marker results from an efficacy and toxicology study in primates in the AutoVac™ RANKL program (PX 107).
- Preliminary results from a phase I trial in the United States targeting HIV with a combination of the two vaccines EP1233 and MVA-BN® Polytope.

Pharmexa will continue its efforts to commercialise the PADRE® technology, as exemplified by the license deal in 2006 with ImmunoVaccine Technologies. The company may also enter into additional agreements on certain of its other programmes and technologies if acceptable terms can be achieved.

Related-party transactions

There were no significant related-party transactions during the year except normal business with subsidiaries and remuneration to the management.

Environmental impact

No significant environmental impact is associated with the activities of Pharmexa.

Substantial post balance sheet events

In January 2007 Pharmexa issued warrants to new employees in accordance with the authorisation from the general assembly.

In February 2007 Pharmexa carried out a directed share issue of 3,765,155 new shares leading to gross proceeds of approximately DKK 64 million. The issue met with considerable interest from institutional investors in Denmark and abroad.

FINANCIAL STATEMENTS

ACCOUNTING POLICIES

Basis of accounting
The annual report of the Pharmexa Group for 2006 has been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies. The additional Danish disclosure requirements for annual reports of listed companies and the statutory order on the adoption of IFRS by enterprises subject to the Danish Financial Statements Act issued pursuant to the Danish Financial Statements Act.

The accounting policies are consistent with those of last year with the exception of the implementation of new/updated standards which are obligatory for reporting years commencing on or after January 1, 2006.

Effect from the implementation of new and updated standards issued by the IASB
In 2006, Pharmexa adopted all of the new and revised standards and interpretations that are relevant to Pharmexa and effective for accountning periods beginning on January 1, 2006.

At the end of 2006, the following standards were issued with effective date January 1, 2007 and January 1, 2008, which have not yet been implemented:

- IFRS 7 "Financial Instruments: Disclosures"
- IFRIC 7 "Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies"
- IFRIC 8 "Scope of IFRS 2"
- IFRIC 9 " Reassessment of Embedded Derivates"

The adoption of these standards is not expected to have any significant effect on the financial statements of Pharmexa.

General recognition and measurement criteria
The financial statements are based on the historic cost principle. Results of operations, assets and liabilities are therefore measured as described in the following.

Income is recognised in the income statement as earned. All expenses are recognised in the income statement as incurred.

Assets are recognised in the balance sheet once it is probable that future economic benefits attributable to the assets will flow to the Group and the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet when it is probable that there will be an outflow of future economic benefits from the Group and the value of the liability can be measured reliably.

Critical accounting assessments and estimates
Regular estimates and assessment are based on historic experience and other factors, including expectations as to future events on the basis of present circumstances.

Critical accounting assessments and assumptions
The value of recognised patents, licences and projects on the takeover of the shares in GemVax AS and of the activities from IDM Pharma Inc. is subject to a considerable risk of material adjustments in the assets at the balance sheet date in the coming years in case of significant changes in the assessment of the expected cash flow from the assets concerned. The carrying amount of these assets is DKK 85.0 million at December 31, 2006. No such other estimates or assessments have been made as are subject to a significant risk of material adjustments of the assets or liabilities in the balance sheet during the coming reporting year.

Critical estimates relating to the application of the Company's accounting policies
An intangible asset arising from a development project must, according to IAS 38 "Intangible Assets", be recognised in the balance sheet if the criteria for recognition in the balance sheet are met. Which means that (1) the development project is clearly defined and identifiable, (2) the technical feasibility has been demonstrated as well as the availability of adequate resources to complete the development project and market the final product or to use the product internally, and (3) the management has demonstrated its intention to manufacture and sell the product or use it internally. Finally, it must be documented with adequate certainty that the future income from the development project will exceed the expenses for production and development as well as the expenses to sell and administer the product.

Development costs regarding individual projects are recognised as assets only if it is sufficiently certain that the future earnings for the individual projects will exceed not only the expenses for production, sale and administration, but also the actual product development costs. In the management's opinion, there is generally a high risk connected with the development of pharmaceuticals, for which reason sufficient certainty as to the future earnings cannot be obtained at present. The future economic benefits related to

308

the product development cannot be made up with reasonable certainty until the development activities are complete and the requisite approvals have been granted. As a result, the management has chosen to expense the development costs incurred during the year.

Consolidation principle

The consolidated financial statements comprise Pharmexa A/S (the parent company) and the enterprises in which Pharmexa A/S, directly or indirectly, holds more than 50% of the voting rights or otherwise has a controlling interest (subsidiaries). Pharmexa A/S and its subsidiaries are jointly referred to as "the Group".

The consolidated financial statements are prepared on the basis of the financial statements of the parent company and its subsidiaries by aggregating uniform items and by subsequently eliminating related party transactions, shareholdings and balances as well as unrealised intra-group gains and losses. The consolidation financial statements are based on financial statements prepared in accordance with the accounting policies used in the Pharmexa Group.

Additions and disposals of enterprises are recognised in the income statement for the period during which Pharmexa has owned the enterprise. Comparatives are not restated for such additions or disposals. Gains and losses consist of the difference between the selling price and the carrying amount of net assets at the time of disposal and expenses for sale or disposal.

Newly acquired enterprises are treated according to the acquisition method. The cost is measured at the fair value of the assets taken over and liabilities assumed at the takeover date plus expenses directly connected with the takeover. Identifiable assets and liabilities and contingencies in connection with a business integration are measured, on initial recognition, at the fair value at the takeover date, without considering a minority interest, if any. Any positive differences between the cost and the fair value of the Group's portion of the identifiable net assets are recognised as goodwill.

Minority interests

Subsidiaries are recognised 100 per cent in the consolidated financial statements. The portions of the subsidiaries' results of operations and shareholders' equity which are attributable to minority interests are included in the consolidated results of operations and shareholders' equity. Minority interests' share of the consolidated shareholders' equity is shown as a separate item under "Shareholders' equity".

Investments in subsidiaries

Investments in subsidiaries are measured at cost in the parent company financial statements. If the cost exceeds the recoverable amount, it is written down to such lower value.

The cost is written down to the extent dividend distributed exceeds the accumulated earnings after the takeover date.

Foreign currency translation

The annual report is presented in the parent company's functional currency, Danish kroner. Transactions in foreign currency are translated during the year at the exchange rate at the date of the transaction. Gains and losses arising between the exchange rate at the date of the transaction and the exchange rate at the date of payment are recognised in the income statement under "Net financials".

Receivables, payables and other monetary items in foreign currency not settled at the balance sheet date are translated at the closing rate. Differences between the closing rate and the exchange rate at the date of the transaction are recognised in the income statement under "Net financials". Non-monetary items in foreign currency which are measured at cost and which are not settled at the balance sheet date are translated at the date of the transaction. Non-monetary items in foreign currency which are measured at fair value are translated at the exchange rate at the date at which the fair value was assigned.

Items in the financial statements of foreign subsidiaries are translated into Danish kroner using closing rates for balance sheet items and average exchange rates for items in the income statement.

Exchange differences arising on the translation of foreign subsidiaries' opening balance sheet items to the exchange rates at the balance sheet date and on the translation of the income statements from average exchange rates to exchange rates at the balance sheet date are taken directly to equity. Similarly, exchange differences arising as a result of changes made directly in the equity of the foreign subsidiary are also taken directly to equity.

Income taxes and deferred tax

The tax for the year, which consists of the current tax charge for the year and changes in the deferred tax charge, is recognised in the income statement as regards the share that is attributable to the net profit or loss for the year and directly in equity as regards the share that is attributable to entries directly in equity. Any share of the expensed tax charge relating to the extraordinary profit or loss for the year is taken to this item, whereas the remaining share is taken to the net profit or loss for the year.

Current tax liabilities and receivables are recognized in the balance sheet as a receivable in case of an overpayment of tax on account and as a liability in case of an underpayment of tax on account.

Deferred tax is measured using the liability method on all temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. However, deferred tax on temporary differences is not recognised regarding non-deductible (for tax purposes) goodwill and other items on which temporary differences – part from corporate acquisitions – have arisen at the time of acquisition without affecting neither the results of operations nor the taxable income. Where the tax base may be set using alternative tax rules, deferred tax is measured on the basis of the intended use of the asset or the intended settlement of the liability.

Deferred tax assets, including the tax value of tax loss carry-forwards, are measured at the value at which the asset is expected to be realised, either through elimination against tax on future earnings or through a set-off against deferred tax liabilities within the same legal tax entity and jurisdiction.

The group enterprises are not taxed on a joint basis.

Incentive plans

Warrants are measured at their fair value at the time of grant and are recognised in the income statement as vested under "Research costs", "Development costs" or "Administrative expenses", respectively. The counter item is taken directly to equity. The most significant terms for warrants granted appear in the notes to the financial statements.

Share-based payments settled with cash are measured at fair value at the balance sheet date and are recognised in the income statement as vested under "Research costs", "Development costs" or "Administrative expenses", respectively. The counter item is taken as a liability. The most significant terms for share-based payments settled with cash appear in the notes to the financial statements.

Segment information

The Company is administered as one entity, which operates in one geographical market. Separate business areas cannot be identified in respect of the individual product candidates or geographical markets. Consequently, no segment information is reported in respect of business segments or geographical markets.

Revenue

Income from research, development and cooperation agreements are recognised in the income statement if the general recognition criteria are met, including that the service concerned has been provided before year-end, that the amount can be made up reliably and that it can be expected to be received. Revenue is recognised over the term of the agreement in accordance with the terms and conditions of the agreement. Revenue is made up exclusive of VAT and charges and net of price reductions in the form of discounts.

Research costs

Research costs include salaries, expenses related to patents and premises as well as other expenses such as IT expenses and depreciation attributable to the Company's research activities. The Company expenses all research costs in the year they are incurred.

Development costs

Development costs include salaries, expenses related to patents and premises as well as other expenses such as IT expenses and depreciation relating to the Company's development activities. Development projects are characterised by a single compound undergoing a number of toxicological tests to illustrate its physical/chemical properties and effect on human beings.

Administrative expenses

Administrative expenses include salaries, expenses related to premises as well as other expenses such as IT expenses and depreciation relating to administration.

Other operating income/expenses

Other operating income and other operating expenses include accounts of a secondary nature relative to the companies' main activity, including government grants and gains and losses on the sale of intangible assets and property, plant and equipment.

Government grants are recognised under "Other operating income" when the final right to the grant has vested. However, government grants from SkatteFUNN in Norway are recognised under "Research costs", "Development costs" and "Administrative expenses".

Net financials

Financial income and expenses include interest, realised and unrealised value adjustments on securities and foreign currency.

Dividend from investments in subsidiaries

Dividend from investments in subsidiaries is booked as income in the parent company's income statement in the reporting year in which the dividend is declared. Where the dividend exceeds the accumulated earnings after the takeover date, the dividend is, however, not booked as income in the income statement, but is recognised as a write-down of the cost of the investment.

30

BALANCE SHEET

Intangible assets

Licences and rights acquired for consideration are measured at cost net of accumulated amortisation. Licences and rights are amortised on a straight-line basis over the expected useful life of the assets. The amortisation period is based on the expected economic and technological life of the assets, which is 5 to 10 years.

Patent rights acquired on the takeover or enterprises or activities are measured at fair value at the time of acquisition, net of accumulated amortisation. Patent rights are amortised on a straight-line basis over the remainder of their life.

The basis of amortisation, which is made up as cost, is distributed on a straight-line basis of the expected useful life of the assets, as follows:

Licences and rights	5-10 years
Acquired patents, trade marks and technologies	Up to 20 years

Property, plant and equipment

Property, plant and equipment are measured at cost net of accumulated depreciation and write-downs.

The cost comprises the cost of acquisition and expenses directly related to the acquisition until such time as the asset is ready to be put into use. As for assets of own manufacture, the cost comprises direct and indirect costs of labour, materials, components and sub-suppliers. Borrowing costs are not recognised as part of the cost.

The basis of depreciation, which is cost less any residual value, is distributed on a straight-line basis over the expected life of the assets, as follows:

Plant and machinery	5 - 10 years
Other fixtures, fittings, tools and equipment	2 - 10 years
Leasehold improvements	10 years

Gains and losses on current replacements of property, plant and equipment are recognised under "Other operating income" and "Other operating expenses", respectively.

Write-down of non-current assets

The carrying amount of intangible assets and property, plant and equipment and investments is assessed on an annual basis to determine whether there are any indications of impairment other than that provided for by normal amortisation and depreciation. In the event of impairment, the asset concerned is written down to its recoverable amount, which is made up as the higher of the net selling price and the value in use. If it is not possible to make up the recoverable amount of the individual asset, the impairment requirement is assessed for the smallest group of assets for which the recoverable amount can be made up. Impairment losses are recognised in the income statement under "Research costs", "Development costs" and "Administrative expenses", respectively.

Assets for which no value in use can be ascertained as the assets will not in themselves generate future cash flows are assessed together with the group of assets to which they belong.

Receivables

Receivables are measured in the balance sheet at the lower of amortized cost and net realizable value, corresponding to the nominal value net of provisions for bad debts. Provisions for bad debts are based on an individual assessment of each account receivable.

Marketable securities

The Company's portfolio of securities is classified as "Financial assets measured at fair value over the income statement". No active trading is taking place except for the current replacement of securities on maturity or as part of the Company's portfolio management. Securities are measured at fair value, and realised and unrealised gains and losses are recognised in the income statement under "Net financials".

Cash and cash equivalents

Cash and cash equivalents comprises cash, bank balances and bank deposits on demand.

Equity

Share premium comprises payment of share premium in connection with the issuing of shares. Share-based payment comprises the value of included costs for share-based payment measured at their fair value at the time of grant adjusted for subsequent changes. Conditional shareholders' equity comprises the value of convertible debt instrument measured at fair value at the time of grant. Exchange adjustments comprises the exchange deviations arising on the translation of foreign subsidiaries income statement and balance sheet from their respective currency to Pharmexa's functional currency, Danish kroner.

Provisions

Provisions are recognized once the Group has a legal or constructive obligation as a result of event occurring prior to or on the balance sheet date and it is probable that economic resources will be required to settle the obligation.

Financial liabilities

Liabilities are measured at amortised cost, which in all essential respect equal the nominal value.

Leases

Leases for property, plant and equipment in respect of which the Group has all significant risks and rewards of ownership are classified as finance leases. Finance leases are recognised in the balance sheet at the lower of the fair value of the asset and the net present value of the minimum lease payments at the time of acquisition.

The capitalized residual commitment, net before interest, is recognized in the balance sheet as a liability. The interest element of finance leases is recognized periodically in the income statement over the lease term so as to recognize an interest element of the outstanding residual lease commitment for the individual periods.

Assets held under finance leases are depreciated and written down over the expected useful live of the assets.

Leases where a significant portion of the risks and rewards of ownership are retained by the lessee are classified as operating leases. Payments made under operating leases are recognized in the income statement on a straight-line basis over the lease term.

Prepayments and deferred income

Prepayments recorded as assets comprise expenses relating to subsequent reporting years such as prepaid expenses regarding rent, licences, insurance premiums, subscription fees and interest.

Deferred income recorded as liabilities consist of payments received relating to income in subsequent reporting years.

Cash flow statement

The cash flow statement shows the Company's net cash flow for the year, broken down by operating, investing and financing activities, changes in cash and cash equivalents for the year and the Company's cash and cash equivalents at the beginning and at the end of the year.

Cash flow from operating activities

Cash flows from operating activities consist of the net profit or loss for the year, adjusted for non-cash income statement items such as amortisation, depreciation and write-downs, provisions and changes in the working capital, interest received and paid, payments regarding extraordinary items and income taxes paid. Working capital includes current assets less current liabilities exclusive of the items included in cash and cash equivalents.

Cash flow from investing activities

Cash flows from investing activities consist of cash flows from the purchase and sale of intangible assets, property, plant and equipment and investments.

Cash flow from financing activities

Cash flows from financing activities consist of cash flows from the raising and repayment of non-current liabilities and cash flows from capital increases.

Cash and cash equivalents

Cash and cash equivalents consist of cash, bank balance and bank deposits on demand.

The cash flow statement cannot be derived solely from the financial records disclosed.

Definition of financial ratios

$$\text{Current and diluted EPS} = \frac{\text{Net result}}{\text{Average number of shares}} \times \text{adjustment factor}$$

$$\text{Net asset value per share} = \frac{\text{Equity}}{\text{Number of shares at year-end}}$$

$$\text{Share price/net asset value} = \frac{\text{Shareprice x number of shares}}{\text{Total equity}}$$

$$\text{Assets/equity} = \frac{\text{Total assets}}{\text{Total equity}}$$

Active immunotherapy aims to increase or induce a therapeutic immune response to a disease after it occurs. Immunotherapy is ideal for treating diseases in which the patient's own immune system is either unable to identify a pathogen (for example a cancer protein or virus protein) as harmful or its response is too weak to effectively combat the pathogen in question.



INCOME STATEMENT FOR THE PERIOD JANUARY 1 – DECEMBER 31

		GROUP		PARENT COMPANY	
Note	DKK'000	2006	2005	2006	2005
	Revenue	**2,040**	**2,680**	**441**	**2,664**
	Research costs	-47,644	-42,452	-30,590	-41,464
	Development costs	-117,443	-61,931	-76,140	-45,100
	Administrative expenses	-32,335	-23,946	-25,305	-22,616
	Loss before other operating income/expenses	**-195,382**	**-125,649**	**-131,594**	**-106,516**
3	Other operating income	21,855	2,649	-	209
	Other operating expenses	-70	-	-32	-
	Operating loss	**-173,597**	**-123,000**	**-131,626**	**-106,307**
4	Other financial income	8,459	13,197	12,014	13,219
5	Other financial expenses	-3,912	-8,264	-11,990	-8,258
	Loss before tax	**-169,050**	**-118,067**	**-131,602**	**-101,346**
6	Income taxes	0	0	0	0
	Net loss for the year	**-169,050**	**-118,067**	**-131,602**	**-101,346**
7	Earnings and diluted earnings per share	-4.5	-4.4	-3.5	-3.8

Appropriation of loss

Recommended appropriation:

	PARENT COMPANY	
DKK'000	2006	2005
Profit and loss account at January 1	0	0
Net loss for the year	-131,602	-101,346
Loss carried forward to be offset against share premium	66,938	101,346
Profit and loss account at December 31	-64,664	0

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BALANCE SHEET AT DECEMBER 31

		GROUP		PARENT COMPANY	
Note	**DKK'000**	**2006**	**2005**	**2006**	**2005**
ASSETS					
8	Licences and rights	1,776	2,822	1,776	2,822
8	Patents, trade marks and technologies	84,958	130,569	-	-
	Intangible assets	**86,734**	**133,391**	**1,776**	**2,822**
9	Plant and machinery	8,993	13,532	7,063	9,279
9	Other fixtures and fittings, tools and equipment	3,466	2,025	2,501	2,007
9	Leasehold improvements	2,414	3,279	1,469	1,853
9	Prepayments for assets under construction	578	821	365	821
	Property, plant and equipment	**15,451**	**19,657**	**11,398**	**13,960**
10	Investments in subsidiaries	-	-	94,711	101,798
	Receivable from group enterprise	-	-	71,613	75,889
	Investments	**-**	**-**	**166,324**	**177,687**
	Non-current assets	**102,185**	**153,048**	**179,498**	**194,469**
	Receivables from group enterprises	-	-	106	14,292
	Other receivables	12,705	10,133	4,567	5,200
12	Prepayments	4,741	1,866	4,315	1,675
11	**Receivables**	**17,446**	**11,999**	**8,988**	**21,167**
13	**Marketable securities**	**-**	**71,458**	**-**	**71,458**
	Cash and cash equivalents	**165,260**	**260,324**	**155,404**	**225,223**
	Current assets	**182,706**	**343,781**	**164,392**	**317,848**
	Assets	**284,891**	**496,829**	**343,890**	**512,317**

315

BALANCE SHEET AT DECEMBER 31

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
	EQUITY AND LIABILITIES				
14	Share capital	376,893	375,999	376,893	375,999
	Share premium	0	49,561	0	66,282
	Profit and loss account	-118,833	0	-64,664	0
15	Conditional shareholders' equity	0	33,000	0	33,000
	Other shareholders' equity	159	5,061	9,595	4,703
	Shareholders' equity	**258,219**	**463,621**	**321,824**	**479,984**
16	Deferred tax	0	0	0	0
17	Loan, Vækstfonden	4,847	13,584	4,847	13,584
18	Finance lease commitments	151	330	151	330
	Non-current liabilities	**4,998**	**13,914**	**4,998**	**13,914**
17	Loan, Vækstfonden	4,538	-	4,538	-
18	Finance lease commitments	180	175	180	175
	Trade payables	6,715	9,492	5,268	9,022
	Other payables	10,241	9,186	7,082	8,781
19	Deferred income	-	441	-	441
	Current liabilities	**21,674**	**19,294**	**17,068**	**18,419**
	Liabilities	**26,672**	**33,208**	**22,066**	**32,333**
	Equity and liabilities	**284,891**	**496,829**	**343,890**	**512,317**

20 Contingencies and other financial obligations

Other notes:

1 General information

2 Purchase of enterprises and activities

24 Fees to auditors appointed by the general meeting of shareholders

25 Staff

26 Share-based payments

27 Interest-rate and currency risks

28 Information about related parties and related party transactions

29 Board of Directors and Executive Management

3/6

STATEMENT OF CHANGES IN EQUITY

Group	Number of shares	Share capital	Share premium	Profit and loss account	Share based payment	Conditional share-holders' equity	Exchange adjust-ments	Total
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Shareholders' equity at January 1, 2006	**37,599,840**	**375,999**	**49,561**	-	**4,703**	**33,000**	**358**	**463,621**
Net loss for the year				-169,050			-	-169,050
Exchange adjustments,								
foreign subsidiaries				-			-9,794	-9,794
Comprehensive income				-169,050			-9,794	-178,844
Transfer to cover loss	-	-	-50,217	50,217	-	-	-	0
Capital increase by way of a share issue	89,400	894	805	-	-	-	-	1,699
Conditional shareholders' equity	-	-	-	-	-	-33,000	-	-33,000
Expenses, capital increase	-	-	-149	-	-	-	-	-149
Expensed value of warrants granted	-	-	-	-	4,892	-	-	4,892
Shareholders' equity at December 31, 2006	**37,689,240**	**376,893**	**0**	**-118,833**	**9,595**	**0**	**-9,436**	**258,219**
Shareholders' equity at January 1, 2005	**16,399,920**	**163,999**	**4,266**	-	**491**	**0**	**0**	**168,756**
Net loss for the year				-118,067			-	-118,067
Exchange adjustments, foreign subsidiaries				-			358	358
Comprehensive income				-118,067			358	-117,709
Transfer to cover loss	-	-	-118,067	118,067	-	-	-	0
Capital increase by way of a share issue	21,199,920	212,000	189,729	-	-	-	-	401,729
Conditional shareholders' equity	-	-	-	-	-	33,000	-	33,000
Expenses, capital increase	-	-	-26,367	-	-	-	-	-26,367
Expensed value of warrants granted	-	-	-	-	4,212	-	-	4,212
Shareholders' equity at December 31, 2005	**37,599,840**	**375,999**	**49,561**	**0**	**4,703**	**33,000**	**358**	**463,621**

3/7

STATEMENT OF CHANGES IN EQUITY – CONTINUED

Parent company	Number of shares	Share capital	Share premium	Profit and loss account	Share based payment	Conditional share-holders' equity	Total
		DKK'000	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Shareholders' equity at January 1, 2006	**37,599,840**	**375,999**	**66,282**	**-**	**4,703**	**33,000**	**479,984**
Net loss for the year	-			-131,602			-131,602
Comprehensive income	-			-131,602			-131,602
Transfer to cover loss	-	-	-66,938	66,938	-	-	0
Capital increase by way of a share issue	89,400	894	805	-	-	-	1,699
Conditional shareholders' equity	-	-	-	-	-	-33,000	-33,000
Expenses, capital increase	-	-	-149	-	-	-	-149
Expensed value of warrants granted	-	-	-	-	4,892	-	4,892
Shareholders' equity at December 31, 2006	**37,689,240**	**376,893**	**0**	**-64,664**	**9,595**	**0**	**321,824**
Shareholders' equity at January 1, 2005	**16,399,920**	**163,999**	**4,266**	**-**	**491**	**-**	**168,756**
Net loss for the year				-101,346			-101,346
Comprehensive income				-101,346			-101,346
Transfer to cover loss	-	-	-101,346	101,346	-	-	0
Capital increase by way of a share issue	21,199,920	212,000	189,729	-	-	-	401,729
Conditional shareholders' equity	-	-	-	-	-	33,000	33,000
Expenses, capital increase	-	-	-26,367	-	-	-	-26,367
Expensed value of warrants granted	-	-	-	-	4,212	-	4,212
Shareholders' equity at December 31, 2005	**37,599,840**	**375,999**	**66,282**	**0**	**4,703**	**33,000**	**479,984**

The share capital consists of undistributable reserves. The other reserves can be distributed as dividend with due regard to the relevant provisions of the Danish Companies Act.

Analysis of movements in the share capital:

	2006	2005	2004	2003	2002
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Share capital at January 1	**375,999**	**163,999**	**40,999**	**40,999**	**40,962**
Capital increase	894	212,000	123,000	-	37
Share capital at December 31	**376,893**	**375,999**	**163,999**	**40,999**	**40,999**

318

CASH FLOW STATEMENT FOR THE PERIOD JANUARY 1 – DECEMBER 31

		GROUP		PARENT COMPANY	
Note	DKK'000	2006	2005	2006	2005
	Net loss for the year	-169,050	-118,067	-131,602	-101,346
21	Adjustments	14,205	16,174	11,350	6,363
22	Changes in working capital	-7,613	388	6,107	-8,713
	Cash flow from operating activities before net financials	-162,458	-101,505	-114,145	-103,696
	Interest received etc.	8,459	13,197	8,402	13,219
	Interest paid etc.	-2,407	-1,191	-2,652	-1,185
	Cash flow from operating activities	**-156,406**	**-89,499**	**-108,395**	**-91,662**
2	Purchase of enterprises/investments in group enterprises	-	-76,733	-25,680	-35,198
	Loans to group enterprises	-	-	-	-75,889
	Additions of intangible assets	-97	-1,348	-	-1,348
23	Additions of property, plant and equipment	-3,832	-2,864	-2,874	-2,717
	Disposals of property, plant and equipment	-	163	-	163
	Additions of marketable securities	-	-81,373	-	-81,373
	Disposals of marketable securities	70,853	162,886	70,853	162,886
	Cash flow from investing activities	**66,924**	**731**	**42,299**	**-33,476**
	Net proceeds, share issue	-	345,687	-	345,687
	Net proceeds, warrant exercise	1,550	-	1,550	-
	Repayments, loans	-5,100	-1,241	-5,100	0
	Repayments, finance leases	-173	-3,727	-173	-3,727
	Cash flow from financing activities	**-3,723**	**340,719**	**-3,723**	**341,960**
	Change in cash and cash equivalents	**-93,205**	**251,951**	**-69,819**	**216,822**
	Unrealised currency gain/loss	-1,859	273	-	-
	Cash and cash equivalents at January 1	260,324	8,100	225,223	8,401
	Cash and cash equivalents at December 31	**165,260**	**260,324**	**155,404**	**225,223**
	Analysis of cash and cash equivalents:				
	Cash and demand deposits	25,691	70,324	20,404	35,223
	Fixed-term deposits	139,569	190,000	135,000	190,000
		165,260	**260,324**	**155,404**	**225,223**

3/9

NOTES

1 General information

Pharmexa A/S is a leading biotech company in the field of active immunotherapy and vaccines for the treatment of serious chronic and infectious diseases. Pharmexa's proprietary technology platforms are broadly applicable, allowing the company to address critical targets in cancer, rheumatoid arthritis, bone degeneration and Alzheimer's disease, as well as serious infectious diseases such as HIV, influenza, hepatitis and malaria.

2 Purchase of enterprises and activities

2006

The Pharmexa Group has not acquired any companies in 2006. There has not been any adjustments made to the opening balance of acquired companies in 2005.

2005

On April 12, 2005, Pharmexa A/S signed an agreement on the takeover of all of the shares in GemVax AS, Norway, effective April 1, 2005. The price for the shares in GemVax AS was paid by issuance of 1,400,000 shares of DKK 10 each in Pharmexa, representing a market price of DKK 33.6 million based on a market price of DKK 24 per share, and by issuance of a convertible debt instrument to the seller, DKK 33 million, which can be converted into share capital in Pharmexa provided that, before September 30, 2006, GemVax AS reaches an agreed milestone relating to the initiation of the phase III Telovac trial.

On November 24, 2005, Pharmexa A/S signed an agreement on the takeover of certain activities from IDM Pharma Inc., USA, effective December 30, 2005. The price for the assets, i.e. USD 12 million, was paid in cash.

Group

The fair market value of the total acquired assets and liabilities relating to the takeover of subsidiaries can be broken down as follows at the takeover date:

320

NOTES

Note	DKK'000

2 Purchase of enterprises and activities – continued

Fair value of acquired enterprises	Purchase of GemVax AS	Takeover of activity from IDM Pharmxa Inc.	Total	Book value at the takeover date
	DKK'000	**DKK'000**	**DKK'000**	**DKK'000**
Non-current assets	0	5,560	5,560	5,560
Current assets	1,897	0	1,897	1,897
Non-current liabilities	-1,202	0	-1,202	-1,202
Current liabilities	-3,264	0	-3,264	-3,264
Acquired assets, net	-2,569	5,560	2,991	2,991
Acquired patent rights, trade marks and technologies	69,722	70,620	140,342	-
Less acquired cash reserves	392	0	392	-
	67,545	76,180	143,725	2,991
Paid as follows:				
Shares issued	-33,600	0	-33,600	-
Conditional shareholders' equity	-33,000	0	-33,000	-
	945	76,180	77,125	2,991
Adjustment, cash	-392	0	-392	-
Net cash effect	553	76,180	76,733	2,991

Had Pharmexa taken over GemVax at January 1, 2005, the consolidated revenue and results of operations would have been as outlined below: (in DKK'000)

Revenue	2,683
Net loss for the period	-120,463

It is not possible to determine a true and fair view of what the revenue and the results of operations from the activities taken over from IDM Pharma Inc. would have been had the activities been taken over at January 1, 2005.

321

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
3	**Other operating income**				
	Public grants, USA	20,649	-	-	-
	Public grants, Norway	1,206	2,440	-	-
	Other operating income	-	209	-	209
		21,855	**2,649**	**-**	**209**
4	**Other financial income**				
	Exchange gains, subsidiaries	-	-	532	-
	Exchange gains	646	1,998	579	1,939
	Securities	1,710	7,760	1,710	7,760
	Group enterprises	-	-	3,612	177
	Other financial income	6,103	3,439	5,581	3,343
		8,459	**13,197**	**12,014**	**13,219**
5	**Other financial expenses**				
	Exchange losses, subsidiaries	-	-	8,365	-
	Exchange adjustments	2,252	762	2,074	762
	Finance leases	16	345	16	345
	Realised and unrealised capital losses	604	6,124	604	6,124
	Other financial expenses	1,040	1,033	931	1,027
		3,912	**8,264**	**11,990**	**8,258**

322

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
6	**Income taxes**				
	Total tax for the year	**0**	**0**	**0**	**0**
	Analysis of the year's tax charge:				
	Estimated 28% tax on the pre-tax loss for the year	-51,610	-33,059	-36,848	-28,377
	Tax effect of:				
	Reduction of tax rate from 30-28%	0	8,258	0	8,258
	Deductible expenses taken to equity	-28	-820	-28	-820
	Other non-deductible expenses	1,246	769	1,246	769
	Change in non-recognised deferred tax asset	50,392	24,852	35,630	20,170
		0	**0**	**0**	**0**

7 Earnings per share and diluted earnings per share

Earnings per share and diluted earnings per share have been calculated on the basis of the average number of shares.

	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Net loss for the year (in DKK thousands)	-169,050	-118,067	-131,602	-101,346
Average number of shares	37,649,206	26,696,862	37,649,206	26,696,862
Earnings and diluted earnings per share	-4.5	-4.4	-3.5	-3.8

Adjustment of the shares issued April 19, 2004 uses 0.83 and adjustment of the shares issued May 3, 2005 uses 0.86 in the calculation of earnings and diluted earnings per share.

There is no difference between the calculation of earnings per share and diluted earnings per share as the Group reported an operating loss.

323

NOTES

Note	DKK'000		
8	**Intangible assets**		
		Licenses and rights	Acquired patents, trade marks and technologies
	Group		
	Cost at January 1, 2006	7,680	140,343
	Exchange adjustments	-	-7,404
	Additions for the year	-	97
	Disposals for the year	-	-33,000
	Cost at December 31, 2006	7,680	100,036
	Amortisation and write-downs at January 1, 2006	4,858	9,774
	Exchange adjustments	-	-221
	Amortisation for the year	1,046	8,999
	Write-downs for the year	-	-3,474
	Amortisation and write-downs at December 31, 2006	5,904	15,078
	Carrying amount at December 31, 2006	**1,776**	**84,958**
	Amortised over	5-10 years	10-20 years

In 2006 a milestone was not achieved on the TeloVac project and part of the purchase price for GemVax lapsed. The value of the milestone, DKK'000 33,000, including depreciation, DKK'000 3,474, was reversed in 2006.

	Licenses and rights	Acquired patents, trade marks and technologies
Parent company		
Cost at January 1, 2006	7,680	-
Additions for the year	-	-
Disposals for the year	-	-
Cost at December 31, 2006	7,680	-
Amortisation and write-downs at January 1, 2006	4,858	-
Amortisation for the year	1,046	-
Amortisation and write-downs at December 31, 2006	5,904	-
Carrying amount at December 31, 2006	**1,776**	-
Amortised over	5-10 years	

324

NOTES

Note	DKK'000		
8	**Intangible assets - continued**		

	Licenses and rights	Acquired patents, trade marks and technologies
Group		
Cost at January 1, 2005	-	-
Additions on consolidation	6,332	-
Additions of business combinations	0	140,343
Additions for the year	1,348	0
Disposals for the year	-	-
Cost at December 31, 2005	7,680	140,343
Amortisation and write-downs at January 1, 2005	-	-
Amortisation on consolidation	3,352	-
Amortisation for the year	1,506	3,628
Write-downs for the year	-	6,146
Amortisation and write-downs at December 31, 2005	4,858	9,774
Carrying amount at December 31, 2005	**2,822**	**130,569**
Amortised over	5-10 years	10-20 years

In 2005, two of the acquired patents were written down in connection with the takeover of GemVax. One of these patents is considered to have a mere defensive value, for which reason it has been written down to a lower estimated value. The other patent has been fully written down, as it is not part of the Group's segment and, thus, cannot be renewed.

	Licenses and rights	Acquired patents, trade marks and technologies
Parent company		
Cost at January 1, 2005	6,332	-
Additions for the year	1,348	-
Disposals for the year	-	-
Cost at December 31, 2005	7,680	-
Amortisation and write-downs at January 1, 2005	3,352	-
Amortisation for the year	1,506	-
Amortisation and write-downs at December 31, 2005	4,858	-
Carrying amount at December 31, 2005	**2,822**	-
Amortised over	5-10 years	-

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
8	**Intangible assets – continued**				
	Amortisation and write-downs of intangible assets is expensed over the following accounts:				
	Research costs	2,418	1,051	463	1,051
	Development costs	4,114	10,229	583	455
	Administrative expenses	39	0	0	0
		6,571	**11,280**	**1,046**	**1,506**

326

NOTES

Note	DKK'000

9 Property, plant and equipment

	Plant and machinery	Other fixtures, fittings, tools and equipment	Leasehold improvements	Prepayments for assets under construction
Group				
Cost at January 1, 2006	40,120	11,361	5,192	821
Reclassification at January 1, 2006	-444	434	10	-
Exchange adjustments	-795	155	-142	
Additions for the year	2,016	2,037	22	578
Disposals for the year	-513	-1,556	-	-821
Cost at December 31, 2006	40,384	12,431	5,082	578
Depreciation at January 1, 2006	26,588	9,336	1,913	-
Exchange adjustments	-29	-2	-10	
Depreciation for the year	5,278	1,172	765	-
Reversal of depreciation of disposals for the year	-446	-1,541	0	-
Depreciation at December 31, 2006	31,391	8,965	2,668	-
Carrying amount at December 31, 2006	**8,993**	**3,466**	**2,414**	**578**
Hereof assets held under finance leases		439		
Depreciated over	5 - 10 years	2 – 10 years	10 years	
Parent company				
Cost at January 1, 2006	35,867	11,334	3,766	821
Additions for the year	1,873	1,457	0	365
Disposals for the year	-450	-1,540	0	-821
Cost at December 31, 2006	37,290	11,251	3,766	365
Depreciation at January 1 2006	26,588	9,327	1,913	-
Depreciation for the year	4,057	963	384	-
Reversal of depreciation of disposals for the year	-418	-1,540	0	-
Depreciation at December 31, 2006	30,227	8,750	2,297	-
Carrying amount at December 31, 2006	**7,063**	**2,501**	**1,469**	**365**
Hereof assets held under finance leases	439			
Depreciated over	5 - 10 years	2 - 10 years	10 years	

NOTES

Note	DKK'000

9 Property, plant and equipment

	Plant and machinery	Other fixtures, fittings, tools and equipment	Leasehold improvements	Prepayments for assets under construction
Group				
Cost at January 1, 2005	-	-	-	
Additions on consolidation	34,284	11,332	3,754	40
Additions on business conmbinations	4,253	0	1,426	0
Additions for the year	2,192	308	12	821
Disposals for the year	-609	-279	0	-40
Cost at December 31, 2005	40,120	11,361	5,192	821
Depreciation at January 1, 2005	22,667	8,750	1,532	-
Depreciation for the year	4,479	865	381	-
Reversal of depreciation of disposals for the year	-558	-279	0	-
Depreciation at December 31, 2005	26,588	9,336	1,913	-
Carrying amount at December 31, 2005	**13,532**	**2,025**	**3,279**	**821**
Hereof assets held under finance leases				549
Depreciated over	5 - 10 years	2 – 10 years	10 years	
Parent company				
Cost at January 1, 2005	34,284	11,332	3,754	40
Additions for the year	2,192	281	12	821
Disposals for the year	-609	-279	-	-40
Cost at December 31, 2005	35,867	11,334	3,766	821
Depreciation at January 1 2005	22,667	8,750	1,532	-
Depreciation for the year	4,479	856	381	-
Reversal of depreciation of disposals for the year	-558	-279	-	-
Depreciation at December 31, 2005	26,588	9,327	1,913	-
Carrying amount at December 31, 2005	**9,279**	**2,007**	**1,853**	**821**
Hereof assets held under finance leases				549
Depreciated over	5 - 10 years	2 - 10 years	10 years	

328

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
9	**Property, plant and equipment – continued**				
	Depreciation of property, plant and equipment is expensed as follows:				
	Research costs	2,833	3,797	2,239	3,796
	Development costs	3,813	1,418	2,648	1,411
	Administrative expenses	569	510	517	509
		7,215	**5,725**	**5,404**	**5,716**

10 Investments in subsidiaries

	2006	**2005**
Parent company		
Cost at January 1	101,798	0
Additions for the year	25,913	101,798
Disposals for the year	-33,000	0
Cost at December 31	94,711	101,798
Write-downs at January 1	0	0
Write-downs for the year	0	0
Write-downs at December 31	0	0
Carrying amount at December 31	94,711	101,798

Name of subsidiary	Domicile	Share capital	Interest
GemVax AS	Porsgrunn, Norway	NOK 346,223	100%
Pharmexa-Epimmune Inc.	San Diego, USA	USD 6,000,010	100%

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
11	**Receivables**				
	Of the total receivables the following amounts fall due for payment more than 1 year after the end of the financial year (deposits)	5,828	5,930	3,011	2,947

The weighted average interest rate on other receivables (current and non-current) is 0%. No receivables were written down.

12 Prepayments

Prepayments mainly consist of prepaid expenses relating to insurance, subscriptions and service agreements.

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
13	**Marketable securities**				
	Cost at January 1	73,363	162,756	73,363	162,756
	Additions for the year	0	81,373	0	81,373
	Disposals for the year	-73,363	-170,766	-73,363	-170,766
	Cost at December 31	0	73,363	0	73,363
	Value adjustments at January 1	-1,905	-3,660	-1,905	-3,660
	Net value adjustments for the year	1,905	1,755	1,905	1,755
	Value adjustments at December 31	0	-1,905	0	-1,905
	Carrying amount at December 31	**0**	**71,458**	**0**	**71,458**

The marketable securities as of January 1, 2006 have been fully realized during 2006.

Maturities at December 31:

	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Less than 1 year	-	24,746	-	24,746
Between 1 and 5 years	-	0	-	0
More than 5 years	-	46,712	-	46,712
	-	**71,458**	-	**71,458**

330

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005

14 Share capital

The Company's share capital consists of 37,689,240 shares of a nominal value of DKK 10 each or multiples thereof. No shares carry any special rights. The Annual General Meeting has authorized the Board of Directors to increase the share capital by one or more issues with up to 41,270,760 shares for a period ending December 31, 2007.

15 Conditional shareholders' equity

The conditional shareholders' equity of DKK 33 million pertains to a convertible debt instrument issued to Timmuno AS in connection with the acquisition of GemVax AS. The agreed milestone was not achieved and the convertible debt instrument has therefore lapsed as of September 30, 2006.

16 Deferred tax

	Group 2006	Group 2005	Parent 2006	Parent 2005
Tax asset	200,138	149,523	179,893	144,038
Write-down to assessed value	-200,138	-149,523	-179,893	-144,038
Carrying amount	**0**	**0**	**0**	**0**

The potential tax asset has been stated at 28%, corresponding to the current tax rate.

The tax asset has not been capitalised, as it cannot, at present, be expected to be realised in future earnings.

Analysis of the tax asset:

	Group 2006	Group 2005	Parent 2006	Parent 2005
Intangible assets	1,038	1,360	1,038	1,360
Property, plant and equipment	4,486	9,311	4,486	9,310
Various provisions	0	0	0	0
Research and development costs capitalised for tax purposes	13,826	30,771	13,826	30,771
Tax losses	180,788	108,081	160,543	102,597
	200,138	**149,523**	**179,893**	**144,038**

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005

17 Loan, Vækstfonden

The loan concerns the HER-2 project. The loan from Vækstfonden of DKK 4.5 million is secured on the project and related production equipment. The loan carries interest of 7.3% per annum.

18 Finance lease commitments

	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Minimum commitment under finance leases:				
Total future lease payments:				
Within 1 year	191	189	191	189
Between 1 and 5 years	155	341	155	341
Total	346	530	346	530
The fair value of the commitment corresponds to the carrying amount.				
Future finance charge, finance leases	-15	-25	-15	-25
Net present value of finance leases	331	505	331	505
Net present value of the commitments:				
Within 1 year	180	175	180	175
Between 1 and 5 years	151	330	151	330
Total	331	505	331	505

The Company's finance leases relate to computer equipment. The lease includes an option to purchase the equipment at the end of the lease term. Where the option is expected to be exercised, the payment for exercising the option is part of the statement of total lease payments. The carrying amount at December 31, 2006 is equal in all material respects to the fair value.

19 Deferred income

Deferred income consists of payments received under a research agreement.

332

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
20	**Contingencies and other financial obligations**				
	Leases				
	Total future lease payments:				
	Within 1 year	16,103	15,852	12,295	12,006
	Between 1 and 5 years	53,305	55,549	48,620	46,978
	After 5 years	17,389	28,522	17,389	28,522
		86,797	**99,923**	**78,304**	**87,506**

Security for loans

The loan from Vækstfonden, cf. note 17 above, is secured upon the project and related production equipment.

The loan mentioned in note 18 above is secured upon leased assets recognised under "Property, plant and equipment".

Government grants

In previous years, the Company has, under the item "Revenue" in the income statement, recognised a grant with a conditional charge from Industri- og Handelsstyrelsen. In accordance with the agreement, the Company is liable to repay the grant if, in future, the Company generates income from the research results eligible for the grant. At December 31, 2005, the contingency was DKK 3,175 thousand. Repayment, if any, is to take place as a percentage of future income. A 2.5% charge is to be paid on a sale of the product In case of a sale of the aggregate research results, a 25% charge will become payable.

Legal proceedings

Pharmexa A/S has issued a claim against their landlord with the intention of getting a reduction in the rent to market level in respect of the tenancy of Kogle Alle 6, 2970 Hørsholm, Denmark. With a positive outcome in the case the Company would achieve a significant reduction in the rent through the next 4 years.

333

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
21	**Cash flow statement – adjustments**				
	Other financial income	-8,459	-13,197	-12,014	-13,219
	Other financial expenses	3,912	8,264	11,990	8,258
	Value of share-based payments	4,892	4,212	4,892	4,212
	Amortisation/depreciation and write-downs of intangible assets and property, plant and equipment	13,790	17,003	6,450	7,220
	Gain and loss on the sale of non-current assets	70	-108	32	-108
		14,205	**16,174**	**11,350**	**6,363**
22	**Cash flow statement – changes in working capital**				
	Change in receivables	-5,447	-3,486	11,998	-13,736
	Change in other current liabilities	-2,166	3,874	-5,891	5,023
		-7,613	**388**	**6,107**	**-8,713**

23 Purchase of property, plant and equipment

The Group has not acquired assets through finance leases in 2006. In 2005, the Group purchased property, plant and equipment for a total cost of DKK 3,413 thousand, DKK 549 thousand of which was acquired through finance leases. A cash amount of DKK 2,864 thousand was paid on the purchase of property, plant and equipment.

334

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
24	**Fees to auditors appointed by the general meeting of shareholders**				
	Fee to Ernst & Young				
	Audit	318	238	187	210
	Non-audit services	372	791	318	780
	Fee to PricewaterhouseCoopers:				
	Audit	-	140	-	140
	Non-audit services	364	610	364	610

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
25	**Staff**				
	Wages and salaries	57,883	33,005	36,906	31,399
	Share-based remuneration	5,366	4,212	4,892	4,212
	Pensions	3,261	639	2,054	562
	Other social security costs	1,710	501	317	269
	Other staff costs	3,752	2,322	3,410	2,117
		71,972	**40,679**	**47,579**	**38,559**
	expensed as follows:				
	Research costs	21,638	17,229	14,247	17,003
	Development costs	33,972	12,162	20,396	10,359
	Administrative expenses	16,362	11,288	12,936	11,197
		71,972	**40,679**	**47,579**	**38,559**
	Hereof remuneration to the Executive Management and Board of Directors:				
	Executive Management	4,009	3,525	4,009	3,525
	Board of Directors	760	600	760	600
		4,769	**4,125**	**4,769**	**4,125**
	Analysis of remuneration to the Executive Management:				
	Salaries	2,225	2,127	2,225	2,127
	Bonus	150	248	150	248
	Pension	134	36	134	36
	Total pay	2,509	2,411	2,509	2,411
	Value of warrants granted	1,500	1,114	1,500	1,114
	Total remuneration	**4,009**	**3,525**	**4,009**	**3,525**
	Average number of employees	**104**	**63**	**70**	**61**
	Number of employees at year-end	**107**	**94**	**74**	**65**

See also notes 26 and 29.

335

NOTES

Note DKK'000

26 Share-based payments

Warrants

Warrants are measured at fair value at the time of grant and are included in the income statement during the period until the exercise date. The exercise of these warrants is conditional upon whether the employee concerned is employed at the time of exercise or has been given notice of the Company. Warrants are not considered part of pay and cannot be characterized as bonus or performance pay.

Analysis of movements in warrants issued by the Company:

	Staff[1]	Executive Management	Board of Directors	Other	Total
January 1, 2005	720,760	148,790	10,925	97,885	978,360
Warrants granted during the year	1,285,000	410,000	0	0	1,695,000
December 31, 2005	**2,005,760**	**558,790**	**10,925**	**97,885**	**2,673,360**
January 1, 2006	2,005,760	558,790	10,925	97,885	2,673,360
Expired	-337,630	-36,000	-10,925	-97,885	-482,440
Warrants granted during the year	695,000	200,000	0	0	895,000
Samlet tildeling 31. december 2006	**2,363,130**	**722,790**	**0**	**0**	**3,085,920**

[1] Including warrants issued to employee representatives on the Board of Directors.

	Staff	Executive Management	Board of Directors	Other	Total
Analysis of exercised and cancelled warrants:					
Total number of warrants issued at December 31, 2006	2,363,130	722,790	-	-	3,085,920
Exercised in 2006	67,400	22,000	-	-	89,400
Cancelled in 2006	0	0	-	-	0
Expired in 2006	88,200	22,000	-	-	110,200
Total number of outstanding warrants at December 31, 2006	**2,207,530**	**678,790**	**-**	**-**	**2,886,320**

At the time of exercise of the warrants the average share-price was:					
Exercised in the period June 1 to 7, 2006		23.9			

Fair value of warrants granted during the year at the time of grant:					
2004	3,060,628	898,468	0	0	3,959,096
2005	8,948,475	3,535,200	0	0	12,483,675
2006	5,820,825	1,708,000	-	-	7,528,825

The values are recognized in the period up till the exercise date, affecting the net loss for the year as outlined in note 25.

336

NOTES

Note **DKK'000**

26 **Share-based payments – continued**

The Company's total outstanding warrants at December 31, 2006:

	Subscription price	Outstanding warrants	Subscription date	Market value per warrant in DKK[4]	Market value in DKK in 2006[4]	Market value in DKK in 2005[4]
Employees	19	77,800	June 7, 2007	1.78	138,484	634,070
	27	149,730	Dec. 7, 2007	1.14	170,692	871,429
	22.6	642,500	June 8, 2007	0.86	552,550	4,105,575
	22.6	642,500	June 6, 2008	2.81	1,805,425	5,255,650
	27.1	47,500	June 8, 2007	0.33	15,675	0
	27.1	47,500	June 6, 2008	1.91	90,725	0
	21	600,000	June 10, 2009	4.71	2,826,000	0
		2,207,530			5,599,551	10,866,724
Executive Management	19	22,000	June 7, 2007	1.78	39,160	179,300
	27	46,790	Dec. 7, 2007	1.14	53,341	272,318
	22.6	205,000	June 8, 2007	0.86	176,300	1,309,950
	22.6	205,000	June 6, 2008	2.81	576,050	1,676,900
	21	200,000	June 10, 2009	4.71	942,000	0
		678,790			1,786,851	3,438,468
Total		**2,886,320**			**7,386,402**	**14,305,192**

At December 31, 2006, there are no outstanding, exercisable warrants.

4) The market values of the warrants were made up at December 31, 2006 based on the Black-Scholes valuation model. The valuation was based on the assumption of no dividend per share and a volatility rate of 50% per annum, the risk-free interest was made up at 3.75% per annum, the expected duration is determined on the basis of the subscription date, and the share price at December 31, 2006 was 17.5 in Pharmexa

337

NOTES

Note DKK'000

26 Share-based payments – continued

Share-based payments settled with cash

Share-based payments settled with cash are measured at fair value at the balance sheet date and are included in the income statement during the period until the exercise date. The exercise of these are conditional upon whether the employee concerned is employed at the time of exercise. Share-based payments settled with cash are not considered part of pay and cannot be characterized as bonus or performance pay.

Analysis of movements in share-based payments settled with cash issued by the Company:

	Staff	Executive Management	Board of Directors	Other	Total
January 1, 2006	0	-	-	-	0
Granted during the year	731,508				731,508
Expired	-23,459	-	-	-	-23,459
Total number of outstanding share-based payment settled with cash at December 31, 2006	708,049	-	-	-	708,049

The values are recognized in the period up till the exercise date, affecting the net loss for the year as outlined in note 25.

The Company's total outstanding share-based payment to be settled with cash at December 31, 2006:

	Subscription price	Outstanding share-based payment settled with cash	Exercise date	Market value per share-based payment settled with cash in DKK [5]	Market value in DKK in 2006 [5]	Market value in DKK in 2005 [5]
Employees	24.27	240,500	June 1, 2007	0.58	139,490	-
	24.27	240,500	June 2, 2008	2.47	594,035	-
	21	227,049	June 1, 2009	4.75	1,078,483	-
Total		**708,049**			**1,812,008**	-

5) The market values of the warrants were made up at December 31, 2006 based on the Black-Scholes valuation model. The valuation was based on the assumption of no dividend per share and a volatility rate of 50% per annum, the risk-free interest was made up at 3.75% per annum, the expected duration is determined on the basis of the subscription date, and the share price at December 31, 2006 was 17.5 in Pharmexa

338

NOTES

Note	DKK'000
27	**Interest-rate and currency risks**

Group

Interest-rate risk:

Analysis of the Group's financial assets and liabilities:

	December 31, 2006	Cash flow	Terms
	DKK'000		
Cash and cash equivalents	25,685	Ordinary demand deposits	Realised effective interest rate, average 2.6%
Fixed-term deposits	139,569	Ordinary demand deposits	Realised effective interest rate, average 3.0%
Marketable securities	0	Investments in marketable securities are made in accordance with the Company's investment policy. All marketable securities were realized in 2006	The average effective yield was 1.9%. Note 12 shows the maturities for marketable securities.
Non-current borrowings:			
Vækstfonden	9,385	Repayment has started in 2006	Interest rate of 7 3% per annum

Currency risk:

The Group does not hedge its currency exposure. Analysis of the Group's foreign currency balances at December 31, 2006:

Currency	Payment/expiry	Receivables	Payables
		DKK'000	DKK'000
USD	0-12 months	1,994	3,288
	Over 12 months	-	-
GBP	0-12 months	-	1,230
	Over 12 months	-	-
EUR	0-12 months	-	1,254
	Over 12 months	-	-
NOK	0-12 months	2,007	1,246
	Over 12 months	-	-
Other	0-12 months	-	4
	Over 12 months	-	-
		4,001	**7,022**

NOTES

Note	DKK'000
27	**Interest-rate and currency risks – continued**

Parent company

Interest-rate risk:

Analysis of the parent company's financial assets and liabilities:

	December 31, 2006	Cash flow	Terms
	DKK'000		
Cash and cash equivalents	20,404	Ordinary demand deposits	Realised effective interest rate, average 3.3%
Fixed-term deposits	135,000	Ordinary demand deposits	Realised effective interest rate, average 3.0%
Marketable securities	0	Investments in marketable securities are made in accordance with the Company's investment policy. All marketable securities were realized in 2006	The average effective yield was 1.9%. Note 12 shows the maturities for marketable securities
Non-current borrowings:			
Vækstfonden	9,385	Repayment has started in 2006	Interest rate of 7.3% per annum

Currency risk:

The parent company does not hedge its currency exposure. Analysis of the parent company's foreign currency balances at December 31, 2006:

Currency	Payment/expiry	Receivables	Payables
		DKK'000	DKK'000
USD	0-12 months	66	9
	Over 12 months	71,613	-
GBP	0-12 months	-	1,230
	Over 12 months	-	-
EUR	0-12 months	-	1,165
	Over 12 months	-	-
NOK	0-12 months	40	12
	Over 12 months	-	-
Other	0-12 months	-	4
	Over 12 months	-	-
		71,719	**2,420**

340

NOTES

Note	DKK'000	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005

28 Information about related parties and related party transactions

Group

The Group has no related parties with a controlling interest.

The Group has identified related parties with significant influence to comprise all group enterprises, the members of the parent company's Board of Directors, the members of the Group's Executive Management and executive officers and these persons' relatives. Related parties further include companies in which said persons have a significant interest.

A member of the Board of Directors in Pharmexa has carried out assignments in addition to duty as a member of the Board and a fee of DKK 50 thousand has been paid (2005: DKK 0 thousand). Besides this and the payment of usual remuneration, including warrants, as outlined in notes 25 and 26, no transactions were conducted in the year with members of the Board of Directors and Executive Management or with executive officers, significant shareholders or other related parties.

Parent company

Pharmexa has no related parties with a controlling interest.

Pharmexa has identified related parties with significant influence to comprise subsidiaries, the members of the Company's Board of Directors and Executive Management and executive officers and these persons' relatives. Related parties further include companies in which said persons have a significant interest.

Pharmexas business with subsidiaries are as follows:

	GROUP 2006	GROUP 2005	PARENT COMPANY 2006	PARENT COMPANY 2005
Purchase of goods and services from subsidiaries	-	-	257	-
Sale of goods and services to subsidiaries	-	-	1,798	462

All business takes place on arm's length basis since the subsidiaries trade on the same conditions as a third party would.

The loan to a subsidiary earned interest at market rates, and financial income totalling DKK 3,612 thousand (2005: DKK 177 thousand)was recognised for the year. The subsidiary's assets have been put up as security for this loan.

A member of the Board of Directors in Pharmexa has carried out assignments in addition to duty as a member of the Board and a fee of DKK 50 thousand has been paid (2005: DKK 0 thousand). Besides this and the payment of usual remuneration, including warrants, as outlined in notes 25 and 26, no transactions were conducted in the year with members of the Board of Directors and Executive Management or with executive officers, significant shareholders or other related parties.

341

NOTES

Note DKK'000

29 Board of Directors and Executive Management

The members of the Company's Board of Directors and Executive Management own the following shareholdings and warrants in Pharmexa A/S and hold the following executive offices in other companies apart from wholly owned subsidiaries:

	No. of shares owned	No. of warrants owned	Executive offices held in other companies
Bestyrelse			
Karl Olof Borg, chairman Board member since 2001	8,000		Eurocine AB, (CM), 7TM Pharma A/S, (BM), Bioinvent International AB, (BM), Medicon A/S, (BM), Galenica AB (BM), Alligator AB (BM)
Jørgen Buus Lassen Board member since 1997	20,000		NeuroSearch A/S, (M+BM), NS Gene A/S, (CM), Gudme Raaschou Health Care Invest A/S, (CM), Gudme Raaschou Invest A/S, (BM), NicOx S.A., (BM), Effector Communications A/S, (BM).
Arne J. Gillin Board member since 1997	1,200		Daniamant Holding A/S, (L), Daniamant ApS, (M), Daniamant Ltd., (M), Proxima International ApS, (M), Daniamant Holding A/S, (BM), Daniamant Aps, (BM), Daniamant Ltd., (BM), Innovision A/S, (BM), Rovsing Dynamics A/S, (BM).
Alf A. Lindberg Board member since 2005			Medivir AB, (BM), Catella Health Care, (BM), Proteome Sciences Ltd., (BM), Avant Immuno-therapeutics, (BM), Curalogic A/S, (BM).
Michel L. Pettigrew Board member since 2006			Ferring Group, (M).
Finn Stausholm Nielsen* Board member since 2003		20,040	
Henrik Buch* Board member since 2000	800	9,270	
Direktion			
Jakob Schmidt, CEO	31,579	522,790	Curalogic A/S, (CM), GemVax A/S, (CM), Pharmexa Inc. (CM).

(CM) = Chairman

(BM) = Board member

(M) = Management

*) Employee representative

342



Karl Olof Borg (65)
Board member
of Pharmexa
since 2001

Jørgen Buus Lassen (73)
Board member
of Pharmexa
since 1997

Arne V. Gillin (49)
Board member
of Pharmexa
since 1997

Alf A. Lindberg (67)
Board member
of Pharmexa
since 2005

STATEMENTS AND REPORTS

Statement by the Board of Directors and the Executive Management on the annual report

The Board of Directors and the Executive Management have today discussed and approved the annual report of Pharmexa A/S for the financial year ended December 31, 2006.

The annual report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for annual reports of listed companies.

We consider the accounting policies used to be appropriate. Accordingly, the annual report gives a true and fair view of the Group's and the parent company's financial position at December 31, 2006 and of the results of the Group's and the parent company's operations and cash flows for the financial year ended December 31, 2006.

We recommend that the annual report be approved by the annual general meeting of shareholders.

343


Pettigrew (53)
since 2006
Henrik Buch (44)
since 2000
Employee representative
Finn Stausholm Nielsen (42)
of Pharmexa
since 2003
Employee representative

Hørsholm, March 1, 2007

Executive Management

Jakob Schmidt

Board of Directors

Karl Olof Borg
Chairman

Jørgen Buus Lassen

Arne J. Gillin

Alf A. Lindberg

Michel L. Pettigrew

Henrik Buch

Finn Stausholm Nielsen

344

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Pharmexa A/S
We have audited the Annual Report of Pharmexa A/S for the financial year ended 31 December 2006, which comprises the Statement of the Supervisory and Executive Boards on the Annual Report, the Management's Review, a summary of significant accounting policies, the income statement, balance sheet, statement of changes in equity, cash flow statement for the year then ended and notes for the Group as well as for the Parent Company. The Annual Report has been prepared in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for Annual Reports of listed companies.

The Supervisory and Executive Boards' Responsibility for the Annual Report
The Supervisory and Executive Boards are responsible for the preparation and fair presentation of this Annual Report in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for Annual Reports of listed companies. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of an Annual Report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility and Basis of Opinion
Our responsibility is to express an opinion on this Annual Report based on our audit. We conducted our audit in accordance with Danish Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the Annual Report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Annual Report. The procedures selected depend on the auditors' judgement, including the assessment of the risks of material misstatement of the Annual Report, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the Annual Report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Supervisory and Executive Boards, as well as evaluating the overall presentation of the Annual Report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

The audit did not result in any qualification.

Opinion
In our opinion, the Annual Report gives a true and fair view of the Group's and the Parent Company's financial position at 31 December 2006 and of the results of the Group's and the Parent Company's operations and cash flows for the financial year then ended in accordance with International Financial Reporting Standards as adopted by the EU and additional Danish disclosure requirements for Annual Reports of listed companies.

Copenhagen, 1 March 2007

Ernst & Young
Statsautoriseret Revisionsaktieselskab

Peter Fredløv	Benny Lynge Sørensen
State Authorised Public Accountant	*State Authorised Public Accountant*

345



Graphic design and production: Boje Mobeck as

Pharmexa A/S
Kogle Allé 6
DK-2970 Hørsholm
Denmark

Tel.: +45 4516 2525
Fax: +45 4516 2500
www.pharmexa.com

Pharmexa

To the Copenhagen Stock Exchange
and the press

Announcement no. 31/2007

Interim report for the nine months ended September 30, 2007

Summary: For the first nine months of 2007 the Pharmexa Group generated revenues and other operating income of DKK 15,495 thousand and a net loss of DKK 130,972 thousand. Research and development costs totalled DKK 129,572 thousand. The Pharmexa Group retains its forecast for the full year.

Status of the Group's activities
Pharmexa has a number of patented technology platforms within immunotherapy and vaccination which form the basis of a broad portfolio of drug candidates at all development stages, ranging from early research to human Phase III clinical trials. The company currently has eight product candidates that have reached the clinical trial stage. Pharmexa's project portfolio addresses unmet medical needs in therapeutic areas such as cancer, chronic diseases, HIV and other serious infectious diseases. Pharmexa's development programs are progressing according to the plans made. In addition to the current clinical trials, Pharmexa expects several of the company's preclinical projects to move into clinical development in 2008.

Pharmexa expects that preliminary data from the Phase I trial testing the HIV vaccine EP1043 alone and in combination with EP1090 will be made available by the HIV Vaccine Trials Network (HVTN) later this month.

It is a part of Pharmexa's strategy to increase the visibility of the company's scientific work in support of its commercial activities. Pharmexa will present seven abstracts at the upcoming international scientific conference "Vaccine Congress" which takes place in Amsterdam from 7-9th December 2007. The titles of the abstracts are:

- "Development of a PADRE-RANKL vaccine against Osteoporosis"
- "Influenza H5 Vaccine: In Need of "Help""
- "T-Lymphocyte Epitope Based Vaccine for Pandemic Influenza"
- "Preclinical Evaluation of Epitope-Based DNA and MVA Vaccines in a Heterologous Prime/Boost Regimen"
- "Pre-clinical Development of A Pre-erythrocytic *P. falciparum* Malaria DNA Vaccine Based on Conserved Cytotoxic T Lymphocyte and Helper T Lymphocyte Epitopes Delivered by an *In Vivo* Electroporation Device"
- "Identification of a Panel of Vaccine Candidate HIV-1-derived Epitopes with Broad Population Coverage"
- "Design of a CRIPTO AutoVac™ vaccine for the treatment of cancer"

Pharmexa's development pipeline


Program
Disease
Research
Preclinical
Phase I
Phase II
Phase III
CANCER
GV1001
Pancreatic Cancer
1)
GV1001
Liver Cancer
GV1001
Lung Cancer
PX 104.1
Breast Cancer
2)
PX 103.2
Breast Cancer
3)
INFECTIOUS DISEASES
EP1090
HIV
EP1043
HIV
EP1232
HIV
3)
EP1233
HIV
EP2210
Hepatitis B
4)
EP2220
Hepatitis C
4)
EP2230
H. Papilloma Virus
4)
EP1300
Malaria
EP1400
Influenza
CHRONIC DISEASES
PX 106
Alzheimers
5)
PX 107
Osteoporosis

1) Program covers two controlled multi-center phase III studies, the PrimoVax and Telovac studies
2) Recruitment stopped
3) Partnered with Bavarian Nordic
4) Partnered with Innogenetics
5) Partnered with H. Lundbeck

<u>Cancer</u>

Enrollment of patients for the PrimoVax Phase III trial of GV1001 in pancreatic cancer is progressing according to plan. Assuming the recruitment rate is kept at the current level, all 520 patients in the trial will be enrolled by the end of Q3 2008.

The Telovac Phase III investigator sponsored trial of GV1001 in pancreatic cancer is well under way in the United Kingdom. The trial has generated significant interest and enthusiasm among the British cancer doctors, which so far has been reflected in a fast recruitment rate. More than 1.100 patients will be enrolled in this trial.

The HeptoVax Phase II trial of GV1001 in liver cancer has completed enrolment at 40 patients. The trial takes place in three centers in Spain, France and Germany. According to plan, Pharmexa will announce preliminary tumor efficacy data from the first 21 patients before the end of the year.

The CTN8/2006 investigator sponsored Phase II trial of GV1001 in Non-Small Cell Lung Cancer (NSCLC) patients which takes place at three centers in Norway is expected to be fully enrolled by the end of the year.

Bavarian Nordic has announced that two Phase I/II clinical trials with Pharmexa's breast cancer vaccine PX103 delivered in Bavarian Nordic's MVA-BN® vector (called *MVA-BN®-HER2* by Bavarian Nordic) have been initiated in the U.S. and Europe and are proceeding according to schedule. Results will be available in the first half of next year.

<u>HIV</u>

Pharmexa has four HIV vaccines in Phase I. The company expects data from several of these trials in the course of the next few months. It is expected that safety and immune response data from the Phase I trial testing the vaccines EP1090 and EP1043 recently completed by the HIV Vaccine Trials Network (HVTN) will be available prior to the end of this year. Bavarian Nordic recently announced that the first Phase I study of EP1232 (called *MVA-BN® HIV polytope* by Bavarian Nordic) in 36 healthy subjects is progressing as planned with the completion of enrolment and all vaccinations. According to Bavarian Nordic, all vaccinations were well tolerated and the first immunogenicity data from this novel vaccine concept are expected during the fourth quarter 2007.

The second Phase I study of this vaccine is in 30 HIV infected subjects and is also progressing on schedule according to Bavarian Nordic. Enrolment of patients has been completed.

A third Phase I study that is sponsored by the NIH as part of a joint RFP between Bavarian Nordic and Pharmexa-Epimmune was initiated in the second quarter of 2007 by the HVTN. This study evaluates the *MVA-BN® HIV polytope* vaccine in conjugation with a matched DNA vaccine (EP1233) in healthy subjects. Enrolment is on schedule.

Other infectious diseases
EP1300, Pharmexa's malaria vaccine being developed under contract from the NIH is in the late preclinical development stage. The product is being manufactured and prepared for animal safety testing to support Phase I testing.

Pharmexa's influenza programme is progressing according to plans.

Chronic diseases
Pharmexa is currently conducting a toxicology and efficacy study in nonhuman primates with PX107, the RANKL AutoVac® vaccine targeting osteoporosis and other bone diseases. Preliminary results are expected before the end of 2007. Pharmexa has previously announced preclinical results suggesting that vaccination against the RANKL protein using the AutoVac® technology may be effective in the control of bone loss and inflammation. If the primate study yields positive results, Pharmexa plan to initiate a human Phase I trial of PX107 in 2008.

Production of the Alzheimer's vaccine PX106 has commenced with the goal to accelerate the preclinical development of the programme. Earlier in the collaboration with H. Lundbeck, Pharmexa has obtained proof of concept of the vaccine in preclinical trials and has shown that the vaccine has potential safety advantages over a competing vaccine candidate.

Announcements to the Copenhagen Stock Exchange during the third quarter of 2007
Below is a summary of significant events during the period from June 30 to September 30, 2007:

- On August 23, Pharmexa announced its Interim Report for the first six months of 2007.

- On August 23, Pharmexa announced that Chief Commercial Officer Peter Nordkild had resigned his position in Pharmexa to become the new CEO in the Danish biotech company Egalet.

- On August 31, Pharmexa announced that the Appeal Board of the European Patent Office had ruled to uphold Pharmexa's claims covering GV1001, thereby confirming Pharmexa's exclusive right to anti-cancer immunotherapy using GV1001 and certain other peptides.

- On September 4, Pharmexa announced that the abstract "*Pre-clinical Development of A Pre-erythrocytic P. falciparum Malaria DNA Vaccine Based on Conserved Cytotoxic T Lymphocyte and Helper T Lymphocyte Epitopes Delivered by an In Vivo Electroporation Device*" had been selected for an oral presentation on the international scientific conference "Vaccine Congress" which takes place in Amsterdam from 7-9 December 2007.

- On September 7, Pharmexa announced that two abstracts named "T-Lymphocyte Epitope Based Vaccine for Pandemic Influenza" and "Influenza H5 Vaccine: In Need of "Help" had been selected for presentation on the international scientific conference "Vaccine Congress" which takes place in Amsterdam from 7-9th December 2007.

- On September 18, Pharmexa announced that Professor Achim Kaufhold, M.D. (49) had joined Pharmexa as Executive Vice President, Chief Scientific Officer (CSO) and Chief Medical Officer (CMO).

Outlook for the Financial Year 2007
The Group expects revenue and other operating income in the order of DKK 25 million in 2007. The Group's research and development costs are expected to be in the order of DKK 185 million. The administrative expenses are expected to be in the order of DKK 30 million. For 2007, the Group therefore expects a net loss including financial income in the order of DKK 190 million.

Directors' and Management's statement on the interim report
The Board of Directors and the Management have today considered and adopted the Interim Report for the period January 1 – September 30, 2007.

The interim report is prepared in accordance with IAS 34 and any additional Danish disclosure requirements for the presentation of financial statements by listed companies. The interim report is not audited.

We consider the accounting policies to be appropriate, the practised accounting estimates to be reasonable and the complete presentation of the interim report to meet the requirements, so that the interim report, in our opinion, gives a true and fair view of the consolidated assets, liabilities, financial position and the consolidated results of operations and cash flows of the company for the period January 1 – September 30, 2007.

Hørsholm, November 6, 2007

Executive Management

Jakob Schmidt

Board of Directors

Ole Steen Andersen Chairman	Jørgen Buus Lassen	Karl Olof Borg
Alf A. Lindberg	Michel Pettigrew	Karen Lykke Sørensen
Finn Stausholm Nielsen	Tomas Wikborg	

Additional information:
Jakob Schmidt, Chief Executive Officer, telephone +45 4516 2525
Claude Mikkelsen, Vice President, Corporate Affairs and Communication, telephone +45 4516 2525 or +45 4060 2558

Certain parts of this release contain forward-looking information with respect to the plans, projections and future performance of the company, each of which involves significant uncertainties. The company's actual results may differ materially from the information set forth in these statements.

This is an English translation of the interim report for the first 9 months of 2007 made in Danish. In case of any discrepancies between the Danish version and this English translation thereof, the Danish version shall prevail.

Summary financial figures (unaudited)

(DKK'000 except key figures)	Jan. 1 – Sept. 30, 2007	Jan. 1 – Sept. 30, 2006	Jan. 1 – Dec. 31, 2006
	Group	Group	Group
Condensed income statement			
Net revenues	14	1,985	2.040
Research costs	-31,321	-34,974	-47,644
Development costs	-94,251	-86,397	-117,443
Administrative expenses	-25,076	-23,870	-32,335
Loss before other operating income/expenses	-153,334	-143,256	-195,382
Other operating income	15,481	18,664	21,855
Other operating expenses	0	-32	-70
Operating loss	-135,153	-124,624	-173,597
Profit on net financial items	4,181	3,390	4,547
Loss before tax	-130,972	-121,234	-169,050
Net loss	**-130,972**	**-121,234**	**-169,050**
Depreciations and write-downs on non-current assets	9,957	10,232	13,786
Current EPS and diluted EPS (Per share of DKK 10)	-3.2	-3.2	-4.5

Summary financial figures (continued)

(DKK'000 except key figures)	Sept. 30, 2007	Sept. 30, 2006	Dec. 31, 2006
	Group	Group	Group
Condensed balance sheet			
Intangible assets	77,095	91,026	86,734
Tangible fixed assets	11,376	16,222	15,451
Cash and cash equivalents	100,477	211,778	165,260
Other current assets	17,860	22,810	17,446
Total assets	**206,808**	**341,836**	**284,891**
Equity	186,274	308,027	258,219
Non-current liabilities	2,327	10,617	4,998
Current liabilities	18,207	23,192	21,674
Total equity and liabilities	**206,808**	**341,836**	**284,891**

(DKK'000 except key figures)	Jan. 1 – Sept. 30, 2007	Jan. 1 – Sept. 30, 2006	Jan. 1 – Dec. 31, 2006
	Group	Group	Group
Condensed cash flow statement			
Cash flow from operating activities before net financial items	-125,428	-117,446	-162,458
From operating activities	-120,796	-112,791	-156,406
From investing activities	-721	68,195	66,924
hereof sale of marketable securities	0	70,853	70,853
hereof purchase of enterprises/investments in group enterprises	0	0	0
hereof invested in tangible fixed assets and intangible assets	-721	-2,658	-3,929
From financing activities	57,249	2,398	-3,723
Change in cash and cash equivalents	**-64,268**	**-46,994**	**-93,205**
Cash and cash equivalents at the beginning of period	165,260	260,324	260,324
Exchange rate adjustments	-515	-1,552	-1,859
Cash and cash equivalents at the end of period	**100,477**	**211,778**	**165,260**

Summary financial figures (continued)

(DKK'000 except key figures)	Jan. 1 – Sept. 30, 2007	Jan. 1 – Sept. 30, 2006	Jan. 1 – Dec. 31, 2006
	Group	Group	Group
Key figures			
Current EPS and diluted EPS (Per share of DKK 10)	-3.2	-3.2	-4.5
Average number of shares	40,859,168	37,635,666	37,649,206
Number of shares, end of period	41,454,395	37,689,240	37,689,240
Net asset value (Per share of DKK 10)	4.5	8.2	6.9
Share-price, end of period	15.8	17.5	17.5
Price/net asset value	3.51	2.14	2.56
Assets/equity	1.11	1.11	1.10
Number of employees (full-time equivalents), end of period	102	107	107
Number of employees (full-time equivalents), average	104	102	104

The ratios have been calculated in accordance with "Recommendations & Ratios 2005" issued by the Danish Society of Investment Professionals, dated December 2004

Development in share capital	**Jan. 1 – Sept. 30, 2007**	**2006**	**2005**	**2004**
	DKK'000	**DKK'000**	**DKK'000**	**DKK'000**
Share capital at the beginning of period	**376,893**	**375,999**	**163,999**	**40,999**
Capital increase	37,651	0	212,000	123,000
Warrant exercise	0	894	0	0
Share capital at the end of period	**414,544**	**376,893**	**375,999**	**163,999**

Summary financial figures (continued)

Development in shareholders' equity	Share capital	Share premium	Conditional share-holders' equity	Other equity	Total
	DKK'000	DKK'000	DKK'000	DKK'000	DKK'000
Equity as of January 1, 2007	376,893	0	0	-118,674	258,219
Capital increase	37,651	26,356	0	0	64,007
Costs of capital increase	0	0	0	-4,074	-4,074
Warrants	0	0	0	3,896	3,896
Loss for the period	0	0	0	-130,972	-130,972
Transfer to cover loss	0	-26,356	0	26,356	0
Exchange adjustments, foreign subsidiaries	0	0	0	-4,802	-4,802
Equity as of September 30, 2007	**414,544**	**0**	**0**	**-228,270**	**186,274**
Equity as of January 1, 2006	375,999	49,561	33,000	5,061	463,621
Costs of capital increase, previous year	0	-103	0	-40	-143
Warrants	894	805	0	3,788	5,487
Loss for the period	0	-50,263	-33,000	-70,971	-154,234
Exchange adjustments, foreign subsidiaries	0	0	0	-6,704	-6,704
Equity as of September 30, 2006	**376,893**	**0**	**0**	**-68,866**	**308,027**

Warrant status

Movements in the number of warrants can be specified as:

	Staff[1]	Management	Board of Directors	Others	Total
January 1, 2007	2,363,130	722,790	0	0	3,085,920
Change in status	0	0	0	0	0
Issued during the year	150,000	0	0	0	150,000
Issued as per September 30, 2007	**2,513,130**	**722,790**	**0**	**0**	**3,235,920**

Exercised and cancelled warrants can be specified as:

	Staff[1]	Management	Board of Directors	Others	Total
Issued as per September 30, 2007	2,513,130	722,790	0	0	3,235,920
Exercised during 2006	67,400	22,000	0	0	89,400
Cancelled during 2006	478,459	0	0	0	478,459
Expired during 2006	856,000	249,000	0	0	1,105,000
Issued outstanding warrants as per September 30, 2007	**1,111,271**	**451,790**	**0**	**0**	**1,563,061**

[1] Including warrants issued to employee representative in the Board of Directors

Warrant status (continued)

As of September 30, 2007 outstanding warrants issued by the Company can be specified as the following:

	Exercise price	Outstanding warrants	Exercise Period	Market value per warrants*	Market value
	DKK per share	Number		DKK	DKK
Staff					
	27	121,580	Dec. 7, 2007	0.01	1,216
	22.6	477,000	June 6, 2008	0.92	438,840
	27.1	45,000	June 6, 2008	0.43	19,350
	21	467,691	June 10, 2009	2.87	1,342,273
		1,111,271			1,801,679
Management					
	27	46,790	Dec. 7, 2007	0.01	468
	22.6	205,000	June 6, 2008	0.92	188,600
	21	200,000	June 10, 2009	2.87	574,000
		451,790			763,068
Total		**1,563,061**			**2,564,747**

*) The stated market value is calculated on basis of Black-Scholes formula for valuation of warrants. The calculations have been based on the same assumptions of no dividend, a volatility of 50%, a risk free interest rate of 4.59% pro anno, and finally the share price of Pharmexa on September 30, 2007 DKK 15.8 per share.

Comments on the interim report for the first 9 months of 2007

The interim report for the first 9 months of 2007 for the Pharmexa Group follows the same accounting policies as those set out in the Group's Annual Report 2006 and has been prepared in accordance with the International Financial Reporting Standards (IFRS) according to IAS 34 as well as the general requirements of the Copenhagen Stock Exchange to the financial reporting of listed companies.

Net revenues in the Pharmexa Group totalled DKK 14 thousand in the first 9 months of 2007 compared to DKK 1,985 thousand in the same period of 2006. The decrease is mainly due to planned reduced research funding provided under the collaborative agreements with H. Lundbeck and Innogenetics.

Research costs decreased by 10% to DKK 31,321 thousand in the first 9 months of 2007 compared to DKK 34,974 thousand in the same period of 2006. Research costs are charged with DKK 627 thousand in respect of granted warrants originating from Pharmexa's warrant programme. Excluding the impact from the issuance of warrants the research costs decreased by 10% to DKK 30,694 thousand in the first 9 months of 2007 compared to DKK 33,926 thousand in the same period of 2006.

Development costs increased by 9% to DKK 94,251 thousand in the first 9 months of 2007 compared with DKK 86,397 thousand in the same period in 2006. The increase is mainly due to the start-up of the Phase III trials PrimoVax and Telovac with GV1001 and an increase in the pre-clinical costs for PX107. Development costs are furthermore charged with DKK 1,732 thousand in respect of granted warrants originating from Pharmexa's warrant programme. Excluding the impact from the issuance of warrants the development costs increased by 9% to DKK 92,519 thousand in the first 9 months of 2007 compared to DKK 85,137 thousand in the same period of 2006.

Administrative expenses increased by 5% to DKK 25,076 thousand in the first 9 months of 2007 compared to DKK 23,870 thousand in the same period of 2006. Excluding the impact of the issuance of warrants the administrative expenses increased by 5% to DKK 23,539 thousand in the first 9 months of 2007 compared to DKK 22,391 thousand in the same period of 2006.

Other operating income amounted to DKK 15,481 thousand in the first 9 months of 2007 compared to DKK 18,632 thousand in the same period of 2006. Other operating income mainly consists of received grants from public authorities in the United States.

Net financial income amounted to DKK 4,181 thousand in the first 9 months of 2007 compared to DKK 3,390 thousand in the same period of 2006. Financial expenses of DKK 1,834 thousand consisted primarily of interest on a loan granted by VækstFonden, whereas Pharmexa realised interest income and capital gains of DKK 6,014 thousand primarily from cash and cash equivalents.

The net loss for the first 9 months of 2007 totalled DKK 130,972 thousand compared to DKK 121,234 thousand in the same period of 2006. The financial result is in accordance with expectations.

The value of expired Warrants DKK 4,909 thousand has been posted directly on Equity.

As of September 30, 2007 the Pharmexa Group's total assets amounted to DKK 206,808 thousand and cash and cash equivalents amounted to DKK 100,477 thousand.

END